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03022619

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pinault Printemps Redoute

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5779 FISCAL YEAR 12-31-02

- Complete for initial submissions only ** Please note name and address changes

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12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 6/9/03

2002 annual report

PINAULT
PRINTEMPS-REDOUTE

CONTENTS

PROFILE

European market leader in specialised distribution and a major player in the luxury goods sector, Pinault-Printemps-Redoute is present in over 65 countries. The group harnesses its assets of leading brands and a variety of sales formats and channels–stores, mail order, e-commerce, call centres and professional branches–to meet the specific needs of its individual and professional customers.

Pinault-Printemps-Redoute is founded on a continuous quest for performance, innovation and differentiation, a development strategy which combines both growth and profitability and knowledge-sharing among all brands.

The Group's long-term mission is to use its leading brands, banners and products to meet the needs of a single customer, the individual customer in the retail and luxury goods sectors.

In 2002, Pinault-Printemps-Redoute recorded sales of € 27.4 billion and had over 108,000* employees.

* Average number.

HISTORY OF THE GROUP

Founded in 1963 by François Pinault as a timber trading company, Pinault-Printemps-Redoute became one of the European leaders in specialised distribution in the mid 1990s. Using its original expertise in Business to Business distribution, the company moved on to retail distribution in the early 1990s, and subsequently the luxury goods sector in 1999. The year 2002 marked the start of a strategic move to focus on retail distribution and luxury goods.

1988

- **Pinault SA** makes its initial public offering on the Paris Stock Exchange's Second Market on October 25th. The company is specialised in timber trading, distribution and processing.

1990

- Acquisition of the African trading company, **CFAO**, specialising in electrical equipment distribution through CDME, which became **Rexel** in 1993.

1991

- Takeover of **Conforama.**

1992

- The Group refocuses on its specialised distribution activities.
- Takeover of **Au Printemps SA** and acquisition of a 54% stake in **La Redoute**.
  The Pinault-Printemps group is founded.

1994

- **La Redoute** is fully consolidated within Pinault-Printemps, which becomes **Pinault-Printemps-Redoute.**
- Takeover of **Fnac.**

1995

- The Pinault-Printemps-Redoute share is admitted to the CAC 40 index.
- The Group launches its first website, **redoute.fr.**

1996

- CFAO acquires **SCOA**, the leading pharmaceutical distributor in West Africa through its subsidiary Eurapharma.
- **Orcanta**, a new chain of lingerie stores is introduced.
- Fnac launches **Fnac Direct**, its online retail website.

1997

- Redcats takes over **Ellos**, the number one mail order company in Scandinavia.
- Creation of **Fnac Junior.**

1998

- The Group acquires management control of **Guilbert**, Europe's leading distributor of office equipment and supplies.
- Acquisition of a 49.9% interest in **Brylane**, number four in home shopping in the United States.
- The Group launches a new retail chain, **Made in Sport**, dedicated to sports and sports enthousiasts.

1999

- Entry into the luxury goods sector with the acquisition of a 42% stake in **Gucci Group**.
- The Group acquires the remaining shares in **Brylane**.
- Gucci acquires **Sergio Rossi** and **Yves Saint Laurent**.

2000

- Conforama enters Italy with the acquisition of a 60% stake in the **Emmezeta** Group.
- The Group acquires **Surcouf**, Europe's biggest PC superstore.
- Gucci acquires **Boucheron**.
- Launch of **Citadium**, new sports good store of Printemps.

2001

- Gucci pursues its strategy to build a multi-brand luxury goods group, with the acquisitions of **Bottega Veneta** and **Balenciaga**, as well as a partnership agreements with **Stella McCartney** and **Alexander McQueen.**
- Pinault-Printemps-Redoute increases its stake in Gucci to 53.2%.

2002

- **First steps in the Group's strategy to focus on its Retail and Luxury Goods activities** with the sale of Guilbert's mail order business to Staples Inc. and of the Credit and Financial Services business in France and Scandinavia to Crédit Agricole SA and BNP Paribas, as well as with the increase in the Gucci stake to 54.4%.

MESSAGE FROM THE CHAIRMAN OF THE SUPERVISORY BOARD

Pinault-Printemps-Redoute's overall results were robust in 2002. Despite the economic downturn, sales remained more or less stable. The gross margin, which rose by 0.5 points, confirms the strong appeal of Pinault-Printemps-Redoute brands and the growing efficiency of the Group's purchasing divisions. The fall in operating income (-7.7%) was mainly due to the decline in actual sales, and continued investment in the Group's brands, particularly in the luxury goods sector. The Group has decided to concentrate its investments on the promotion of its recently acquired brands, notably Yves Saint Laurent, and the development of its distribution network.

In 2002, Pinault-Printemps-Redoute pursued its bid to gain market share using its strategic and competitive strengths, and confirmed its excellent sales performance, reflected in the opening of more than 45,000 sq.m. of retail selling space, the launch of innovative concepts such as Fnac Digitale, the introduction in France of specialist formats such as Surcouf or the Sports department of Printemps, as well as the success of Fnac and Conforama in various European countries.

The strengthening of the Group's financial structure, with the debt ratio pared from 75% to 54%, was also a highlight of 2002. This considerable improvement reflects the excellent terms on which the Group sold Guilbert's mail order business and the majority of the Credit and Financial Services division. These two major sales also reflect the strategic shift launched in 2002, aimed at focusing the Pinault-Printemps-Redoute Group on the retail sector. The Group will be able to fully exploit the strength of its brands – banners and products – and its expertise, namely its entrepreneurial style of management, decentralised structure, performance-driven culture and capacity to introduce new concepts in France and successfully export them internationally. Once this change is complete, Pinault-Printemps-Redoute will have improved its profitability and growth profile significantly, as a group refocused on its high value-added businesses, Retail and Luxury Goods.

Developments in 2002 and the Group's earnings have led the Management Board to recommend a dividend of € 2.30 per share at the Annual General Meeting on May 22, 2003, unchanged on last year.

To fulfil its mission as effectively as possible, the Supervisory Board paid particularly close attention to the improvement in corporate governance practices. It introduced effective tools, notably through the creation of an Audit Committee, which replaced the Financial Committee that had been in place since 1995. The Board has also created an Appointments Board, while two Remuneration Committees, set up in 1992, have been merged into a single Remuneration Committee. With the arrival of Pierre Bellon, Allan Chapin, Luca Cordero di Montezemolo and Anthony Hamilton, the number of independent Supervisory Board members was increased to five in 2002, i.e. more than one third of Board members and two thirds of the members of the Audit Committee. Further to these changes intended to emphasise the principles of corporate governance and reflect the Pinault-Printemps-Redoute Group's international expansion, the Supervisory Board will now be able to operate more effectively. In the future, there will be an annual review of the Supervisory Board's work and Allan Chapin has been appointed to conduct this review.

The economic climate is still unfavourable in early 2003, with a slump in global equity markets and growing international tension. The Group is pursuing its sales drive and cost-cutting policy. The first two months of trading have confirmed the upward trend of the fourth quarter of 2002 and reflect the strength of Pinault-Printemps-Redoute companies.

I would like to extend my thanks and those of the Supervisory Board to Serge Weinberg and the Management Board, the CEOs of the operating companies and all of the Group's employees for the work carried out during a particularly difficult year.



Patricia Barbizet
Chairman of the Supervisory Board

INTERVIEW WITH SERGE WEINBERG, CHAIRMAN OF THE MANAGEMENT BOARD AND CEO

"A Group focused on value-added activities."

What is your assessment of Pinault-Printemps-Redoute's performance in 2002?

Despite adverse economic conditions, particularly in North America and for the Luxury Goods division, the Group demonstrated its strong capacity to withstand and adapt to this challenging environment throughout 2002.

Group sales (€ 27.4 billion) fell slightly by 1.5% in actual terms compared with 2001. Given the high comparison basis, this limited drop reflects the strong sales performance of our companies despite the difficult macroeconomic climate. At comparable structure, exchange rates and number of days, the fall in Group sales was limited to 0.5%. This virtual stability is mainly due to the decline in our North American activities. Excluding North America, our business grew by 0.9% in comparable.

The major highlight is that we returned to growth at year-end. The improvement in economic trends in the third quarter (–0.5%) was confirmed in the fourth quarter: sales grew by 1.7% compared to the same period in 2001, while a 1.7% drop was recorded in the first quarter.

Growth in the Retail division strengthened throughout the year with an acceleration in the fourth quarter to 3.5%, versus –1.1% in the first quarter. The Luxury Goods division recorded 3.8% growth for the quarter ending October 31, 2002, following growth of 1.5% in the previous quarter. The drop in activity for the Business to Business division was limited to 0.9%, versus 3.8% in the first quarter. This was mainly due to the challenging business environment in North America, which particularly impacted Rexel.

Given the impact of exchange rate fluctuations and changes in Group structure as well as increasing development costs in the Luxury Goods division, our operating income, which stood at € 1,826.9 million, was down by 7.7% on 2001. These effects notwithstanding, the drop in operating income was limited to 2.8%. Growth in the Retail division's operating income (up 3.8%) was mainly driven by the impressive turnaround of Redcats (particularly the performance of La Redoute), ongoing profitable growth at Fnac and continued high profitability at Conforama.

The drop in operating income at the Luxury Goods division is mainly due to the investment choices in connection with the re-emergence of the Yves Saint Laurent brand, the expansion of the Boucheron and Bottega Veneta brands and the development of emerging brands: Balenciaga and designer labels Alexander McQueen and Stella McCartney. These development costs weighed on results in the amount of € 146 million in 2002.

The decline in the Business to Business division is attributable to the drop in operating income at Rexel. The division's other companies, CFAO, Guilbert and Pinault Bois & Matériaux, recorded growth in operating income, excluding the impact of changes in Group structure.

The Credit and Financial Services division recorded double-digit growth in operating income (up 15.3%), mainly through higher margins and the performance of its insurance businesses.

How dynamic was the Group in 2002?

Overall, Group companies again gained market share in France and abroad, expanded their product lines, opened new stores and launched new formats, reflecting the Group's sales dynamism and the strength of its brands. While implementing major cost-cutting measures, the Group maintained its overall level of operating investments and accelerated development efforts in the Retail and Luxury Goods divisions.

In 2002, the Retail division opened 25 new stores, representing a total of 45,000 sq.m. of additional selling space. Among the Group's major commercial successes is the launch of innovative concepts: Fnac Digitale, specialising in digital items, Brylane's *"Styles de vie"* catalogues in the United States or Vertbaudet's *"Histoires de Chambres"* catalogue for children, 8,000 sq.m. of Printemps de la Maison restructured into easily identifiable decorative styles, etc. We should also mention the expansion of winning concepts: two new Surcouf stores in Strasbourg and at the Belle-Epine shopping centre nearby Paris, with the aim of developing the concept outside France, the emergence of the Sports division comprising Citadium and Made in Sport; the success of Printemps du Luxe, the buoyant activity of the Somewhere stores, strong growth for the Fnac Children's division (Fnac Junior and Eveil et Jeux).

Gucci Group opened 58 stores and renovated 8 worldwide in 2002. Our Group made a strategic choice to support a significant, fast-pace development strategy. With € 388 million invested by the Gucci Group, representing nearly half of all Pinault-Printemps-Redoute group investments, 2002 marked the peak of development.

Is your international development already a growth driver?

In the Retail division, investments made in recent years in the internationalisation of our concepts is beginning to pay off. Unlike their competitors, our specialised companies have managed to export their know-how outside France. For example, Fnac has been spectacularly successful in the new countries (Spain, Portugal, Switzerland and Italy) where it has set up its operations. In seven years, its sales outside France have increased from 11% to 23%. Conforama's priority is to develop in Central Europe. It already generates over 32% of its sales outside France with 44 stores. La Redoute, part of Redcats, is also pursuing its success outside France with operations in eight countries, already representing 21% of sales, and particularly strong growth in the United States and Spain.

We plan to continue and develop this strategy.

Where do you stand in your Internet approach?

Pinault-Printemps-Redoute will exceed the € 1 billion mark in online sales in 2003 after generating € 830 million in 2002, representing growth of over 80% for the year. For Guilbert or Redcats, this represents an extremely significant portion of sales (up to over 20% for some Brylane catalogues). The Group's strategy is not only to become one of Europe's e-commerce leaders, but also to smoothly incorporate online sales into a multi-channel strategy combining the various retail formats (stores, call centres, mail-order catalogues, professional agencies). Far from "cannibalising" each other's business, these channels feed off each other and create clear value added for our customers and our business.

Moreover, through Internet, the Group is gradually reviewing or "internetting" all of its internal procedures, in an effort to work more efficiently, more quickly and more cheaply. For example, in electronic auctions: through our participation in the GNX marketplace, we conducted over € 470 million in online purchases in 2002, generating gains of over 10%.

Another highlight in 2002: the strategic move with the disposals of Guilbert's mail-order business and the Credit and Financial Services division. Are many wondering about the reasons behind the sale of Finaref?

We were the exception to the rule, since most distribution groups (Wal-Mart, Tesco, Carrefour, Casino, etc.) had already sold their consumer credit activities to partners in the banking sector. Furthermore, we took advantage of the combination of positive factors (very high results and a favourable climate for the credit business) to sell the activity. Our decision proved to be correct, given the Group's other plans, notably the expansion of the Luxury Goods division. This was further confirmed with the attractive valuations offered by BNP Paribas for Facet (Conforama store cards) and Crédit Agricole for Finaref: over € 3.6 billion on the basis of a 100% valuation of these assets. In order to maintain strong commercial ties and keep control of customer relationships, marketing strategy and databases, the Group intends to retain a 10% stake through its Retail companies. Through these transactions (disposal of Guilbert's mail order business, sale of Finaref and Facet), Pinault-Printemps-Redoute has confirmed its capacity to pursue its development on solid financial foundations.

Are you withdrawing from the Credit and Financial Services division in order to expand in Luxury Goods, a highly profitable business, but one that is experiencing a crisis given the current economic and geopolitical environment?

Admittedly, Luxury Goods is a cyclical industry which is going through a marked slowdown at the present time. However, it remains a high-potential market and has a growth rate which is triple that of the global economy in the long term. The luxury goods sector is also extremely profitable, particularly in upscale jewellery, leather goods and accessories. The Gucci brand is an illustration through its high profitability which currently stands at 29%. Luxury goods is also a sector which provides its brands with a global status. It opens up new and buoyant markets such as China or Russia, where the Gucci Group is beginning to develop.

We have therefore decided to speed up the development strategy of our different brands, particularly as regards the deployment of the new Yves Saint Laurent brand image. In three years, Yves Saint Laurent has accomplished a transformation that is unprecedented in the Luxury Goods sector. We have gone from a single-brand to a multi-brand group built on ten exclusive brands representing an attractive, balanced and solid portfolio. The latter combines short-cycle fashion items (ready-to-wear, leather goods, etc.) and longer-cycle products such as timepieces and upscale jewellery. The current emphasis is on transforming our new brands into economic successes, and therefore a return on our investments. I am convinced that the luxury goods market will be the first to bounce back when the economy recovers.

What is your response to criticism that you paid too high a price to enter the luxury goods market?

We should not confuse the price of the put (USD 101.5) with our average cost. Given our current stake in Gucci and the option we have to increase it to 70%, as well as the fall in the dollar versus the euro, our average cost stands at € 84, which is well below the price of the put. At this price, and given Gucci Group's exceptional growth potential, it is an excellent investment, all the more since Gucci net cash amounts to € 1.5 billion.

What is the nature of the strategic shift that you have initiated?

The aim is to transform Pinault-Printemps-Redoute into a Retail and Luxury Goods distribution group, focusing on individual customers and responding to their requirements in terms of well-being and quality of life. Completion of this strategic shift will not only lend greater visibility and cohesion to Pinault-Printemps-Redoute but will in fact improve the Group's profile: it will enjoy strong organic growth potential as well as a much improved return on investment.

What is the timeframe for the Group's strategic focus on the Retail and Luxury Goods divisions?

We are implementing this shift while seeking to achieve the highest possible valuation of the assets intended for divestment. The major part of the Group's transformation should be completed by the end of 2004.

What is the outlook for Pinault-Printemps-Redoute in 2003 ?

We are maintaining cautious assumptions for 2003 in view of the economic and geopolitical environment. However, given the results we have achieved regarding cost control and strong sales performance, particularly through our CliO (Client Obsession) plan for gaining profitable, sustained market share, together with the scale of current transformation and investment in development, I am reasonably optimistic. As we increased our market share during the slowdown, we are clearly in a strong position to benefit from an upturn in the economy.

Given the strength and quality of our brands, our continued strategic shift towards higher value-added businesses such as Retail and Luxury Goods, together with our employees' commitment and know-how, I am confident in our Group's capacity to deliver significant earnings growth.



Serge Weinberg
Chairman of the Management Board and CEO

KEY FIGURES



16,514.7
19,529.3
24,761.2
27,798.5
27,375.4
1998 1999* 2000 2001 2002

Net sales
(in € millions)
** 2000 Accounting standards.*



911.2
1,479.2
1,887.2
1,978.3
1,826.9
1998 1999* 2000 2001 2002

Operating income
(in € millions)
** 2000 Accounting standards.*



Africa
4.5%
Other
5.5%
France
46.2%
Americas
19.2%
Europe
(excl. France)
24.6%

Breakdown of 2002 sales per geographic area



507.8
628.5
767.0
752.7
1,589.2
1998 1999* 2000 2001 2002**

Net income Group share
(in € millions)
** 2000 Accounting standards.*
*** Excluding non-recurring items: € 672.2 million.*



847.9
1,324.2
1,624.8
1,560.5
1,412.3
1998 1999* 2000 2001 2002

Income from operating activities before taxes
(in € millions)
** 2000 Accounting standards.*



Other
17.2%
Personal
accessories
24.0%
Business
equipment
31.2%
Household
equipment
27.6%

Breakdown of 2002 sales per product category



Other
7.6%
Stores
32.3%
Business-
to-business
41.9%
Home shopping
18.2%

Breakdown of 2002 sales per distribution channel


346.4
513.9
650.5
606.8
672.4
1998
1999*
2000
2001
2002

Net operating investment
(in € millions)
*2000 Accounting standards.


4.30
1.44
5.32
1.78
6.46
2.18
6.32
2.30
13.04 (3)
2.30 (2)
1998 (1)
1999*
2000
2001
2002

Net earnings and net dividend per share
(in euros)
*2000 Accounting standards.
(1) Adjusted for 5-for-1 stock split in July 1998.
(2) Subject to approval by the Annual General Meeting of shareholders on May 22, 2003.
(3) Including € 7.52 of non-recurring items.


795.9
1,207.4
1,495.8
1,447.9
1,286.7
1998
1999*
2000
2001
2002

Net cash from operating activities
(in € millions)
*2000 Accounting standards.


2.3
2.3
2.3
2.4
1.9
1998
1999*
2000
2001
2002

Net cash from operating activities / Net operating investment
*2000 Accounting standards.


Credit and Financial Services 2.9%
operating margin 38.7%
Retail 44.1%
operating margin 5.1%
Luxury goods 9.3%
operating margin 12.1%
Business to Business 43.7%
operating margin 5.1%

Breakdown of 2002 sales and operating margin per activity
(as a % of sales)


83%
48%
74%
75%
54%
1998
1999*
2000
2001
2002

Debt to equity ratio
(as a % of consolidated shareholders' equity)
*2000 Accounting standards.


Other
0.2%
Credit and Financial Services
1.4%
Retail
47.2%
Business to Business
41.6%
Luxury goods
9.6%

Breakdown of 2002 employees per activity (average number)

BUILDING MOMENTUM TO CONQUER NEW MARKETS

Confronted with a tough economic environment, our Group continued to build momentum in its drive to conquer new markets, exploiting its sound positioning in terms of strategy and competition, while capitalizing on its strengths and ambition. Our 2002 results are encouraging: our store formats and brands are doing well in other countries. They are generating more business through new concepts, exploiting niches and anticipating customer needs. They are expanding the range of their activities into new retail channels.

Our companies gain market share

Since inception, Pinault-Printemps-Redoute has proven to be a powerful, enterprising company with a strong sense of innovation.
This creativity and responsiveness are evident at all levels of the retail business: from the quality of service to product offerings including optimisation of supply chain management.

In all areas, the Group is increasingly taking new initiatives and devoting more effort with one main objective: customer satisfaction. This translates into lasting and profitable gains in market share, at all stages of the economic cycle.
In 2002, in a sluggish economic environment, most of the companies continued to gain market share, reflecting their strong sales performance, as well as the impact of their brands.

The renewal of the La Redoute catalogue illustrates this enterprising stance. The initiatives taken in the past two years should enable this format to capture new market share in a slow-growing home shopping market both abroad and in France. With a new marketing approach, the catalogue is now focused on its original target, women, and the product range is segmented according to life cycle. New catalogue issues are now more appealing, featuring major brands, designers and celebrities. The catalogue has attracted a new clientele via the Internet. These measures produced a spectacular recovery in market share in 2002, with sales outperforming the market by 4.2 points. The multispecialist catalogue is now the undisputed leader in consumer home shopping sales with a French market share estimated at 28.8% in 2002 *(source : COE/FEVAD).*

The success of the La Redoute Autumn-Winter 2002 catalogue is based, among others, on the presence of Kenzo Takada, the guest designer of the season, on the Comptoirs des Cotonniers brand using a mother-daughter theme, and on the presence of Lou Doillon, model and actress. In 2003, there are plans to divide the catalogue into two versions, one for families with children, and one for families whose children have left home.

Fnac is boosting its market share in technology products, posting a strong performance in 2002, notably in laptop computers, along with plasma screens, DVD players and recorders and game consoles. With a market share of 11.5% in France in 2002 *(source: GFK and industry organizations)*, Fnac is gaining ground over its competitors, hypermarkets and specialised chains, owing to a wide product range, experienced sales staff specialising in their products, and to its role as a trend-setter. Fnac continues to gain market shares in books with a 15.6% market share in 2002. *(source: GFK and industry organizations).*

Printemps dominates the sports market, through the success of the two innovative concepts comprising its Sports division: the Citadium megastore, created in 2000 and the 17 stores based on the Made in Sport concept launched in 1998. Their unique positioning sets them apart from the competition, with 30.8% growth in sales in 2002 compared with 3.8% for the market. *(source: l'Observateur Cetelem).*

Conforama is gaining market share in home furnishings in France in 2002, with a growth differential of 2.5 points versus a 5.3% decline in the market. Conforama is backed by its unique positioning as a discount chain with a multi-style product range and quality service that set it apart from its competitors. It has been extremely successful in technology products with 16,000 Playstation consoles and 43,000 DVD players sold in December 2002.

Our brands become established worldwide

Pinault-Printemps-Redoute has two major assets: exportable concepts and know-how in terms of international development strategies. Few players in non-food retailing have been as successful as Pinault-Printemps-Redoute in establishing their concepts outside their country of origin. Today, our Group has a presence in over 65 countries.

Fnac, Conforama and Guilbert have made Europe their home territory. Redcats, Gucci and Rexel have been active abroad for a number of years. These globalisation success stories reflect the company's ability to taylor its products and services to the needs of local customers.

International development represents a growth driver. Since 1997, there has been over a threefold increase in overseas sales, while total Group sales doubled. Currently, 53.8% of Pinault-Printemps-Redoute sales are made outside France, compared with 35.4% in 1997. After years of rapid and dynamic overseas expansion, producing an increase in sales outside France of over 100% in five years, Pinault-Printemps-Redoute continued to develop its presence in existing countries, a process that began in 2001. The Group aims to reach critical mass in each of the countries in which it operates and to build a leading position in those countries. Its top priority is to achieve a return as quickly as possible.

After a period of rapid overseas expansion, Fnac now has a network of 27 stores in Europe (outside France), located in five countries. In 2002, Fnac concentrated on expanding in Europe with store openings in countries where it was already well established, opening a third and fourth store in Italy, a sixth store in Portugal and a third one in Switzerland. These developments led to a 19% increase in sales in Europe (outside France) in 2002, substantially higher than the company's average growth rate in France. In 2002, Fnac stores generated 21.7% of sales in Europe (outside France).

With 43 stores located in Europe outside France, including 17 in Italy and 9 in Spain, Conforama is the world's second largest company in the household goods market. In accordance with its strategy of boosting its presence in countries where it is already active, Conforama opened a 17th store in Italy, a fourth one in Portugal and a third one in Poland. In 2002, Conforama generated 32.4% of its sales in Europe (outside France).

As the world's third largest home shopping company, Redcats is active in 18 countries. The keys to its success outside France lie mainly in its ability to launch theme-based catalogues meeting the specific needs of local customers. This global development strategy was illustrated in 2002 with the successful launch of *Brylane Kitchen* in the United States, the new *Brylane Home* catalogue, devoted entirely to cooking, and *VertBaudet Home* in the United Kingdom, an excerpt from the French catalogue *Histoires de chambres*, devoted to children's bedroom furnishings and accessories.

Gucci Group bolstered its presence in the world's major luxury goods markets, with a total of 66 stores opened or refurbished in the world's main luxury goods centres in 2002. Gucci Group extended its network of directly operated stores, unveiling the world's largest Gucci boutique in Milan, the first Gucci boutique devoted exclusively to jewellery in Rome, and opening 5 Yves Saint Laurent stores and new Boucheron boutiques.



44.2%
46.8%
52.5%
54.7%
53.8%
1998
1999*
2000
2001
2002

Growth in International sales (in %)
** 2000 Accounting standards.*

Our luxury goods business expands

Pinault-Printemps-Redoute entered the luxury goods sector in 1999 with the signing of a strategic alliance with the management of Gucci Group and the acquisition of a 42% stake in the company.

Since 1999, the aim of Pinault-Printemps-Redoute and Gucci Group has been to build a multi-brand luxury goods group around a Gucci flagship brand, in a structurally buoyant industry in terms of growth and profitability. Hence, Gucci began in 1999 to attract into its fold prestigious brands such as Yves Saint Laurent, Boucheron, Sergio Rossi, Bottega Veneta, Balenciaga and BÉDAT & C°, offering fashion-related products and timeless luxury products. The Group decided to concentrate its investments (in stores, advertising and new products) over a very short period in order to stimulate the rapid and profitable growth of the other brands around Gucci. **Gucci Group now aims to become the first luxury goods company to boast two major world-class brands, Gucci and Yves Saint Laurent.**

Gucci Division was extremely active in 2002, with 16 store openings. The Gucci brand bolstered its presence in prestigious locations with openings on Madison Avenue in New York, avenue Montaigne in Paris and Via Montenapoleone in Milan. The latter store has a selling space of 2,044 sq.m., with areas devoted to jewellery, men's ready-to-wear items, made-to-order products and Limited Edition handbags.

In 2002, Yves Saint Laurent posted record sales in leather goods, mainly through the successful launch of the *Mombasa* bag and the introduction of the new handbag lines *Marquise* and *Colonial*. Five new stores were opened during the year, bringing the total number of directly operated stores to 46.

Boucheron, Bottega Veneta, Balenciaga and, to a lesser extent, **Sergio Rossi**, all posted a substantial increase in sales on the strength of powerful brands, attractive products and an increase in the number of directly operated stores as part of a strategy to boost their presence worldwide (with store openings in Japan, Korea, Europe and the United States).

A little over a year after being inaugurated, the **Printemps Haussmann luxury goods floor reported a surge in sales above and beyond the objectives set, with a 25% increase over 2001.** This concept is designed for customers whose needs are evolving towards easier access to luxury goods, customised relationships and a range of top-rated brands. New luxury brands are anxious to join the 60 prestigious brands already offered by Printemps du Luxe, thereby proving the success of the concept. Printemps continued its expansion in luxury goods with the creation of "La Maison Luxe" (offering crystal, silver, porcelain, fine linens, etc.) on the second floor of the Printemps Home Furnishings Department (Printemps de la Maison) in conjunction with the reorganisation of the Department into five style categories.

Our new concepts gain ground

Knowing one's customers better in order to better serve them. With this simple business principle, products can be introduced in response to rapid changes in customer behaviour, especially in France and Europe, and clients' increasingly specialized needs can be met.

Our companies have demonstrated their ability to develop their various brands, thereby attracting new customers and/or offering existing clients an increasingly broad range of products and services. This brand development or extension process, as illustrated by Fnac Junior, Fnac Digitale and Brylane Kitchen, requires sales expertise, a well-established supply chain and high brand name recognition. This strategy is also implemented by creating new specialised concepts such as Orcanta-Lingerie, which was created in 1996 and now includes 63 stores, Made in Sport, launched in 1998 with 17 stores as of the end of 2002, or Citadium, the sport brand pantheon opened by Printemps in 2000.

Fnac Junior illustrates the success of the company's strategy of specialised concepts. In 1997, Fnac launched Fnac Junior, an original store concept designed for children aged 0 to 12. Meeting the needs of a target clientele, Fnac Junior offers some 6,000 items: games, toys, books, records, videos, CD-ROMs and small electronic items, selected for their educational value and their appeal as games. With the benefit of the Fnac brand recognition, Fnac Junior has rapidly become a major brand on the children's market, with 23 stores in France at year-end 2002. The 2001 merger between Fnac Junior and the *Eveil & Jeux* catalogue has further bolstered Fnac's position in the children's market.

2002 was a particularly successful year in terms of brand extension or creation.

For VertBaudet, a leading brand in the children's market, 2002 proved to be an excellent year, with the successful launch of its new catalogue Histoires de chambres. By diversifying, VertBaudet has suddenly emerged at the forefront of the children's home furnishings and apparel market. This further illustrates the company's ability to produce theme-driven catalogues focusing on a target clientele.

Launched in February 2002 by Brylane Home in the United States, Brylane Kitchen is already a success, posting strong sales growth. This brand extension reflects the company's ability to offer its customers a wider range of products by capitalising on the success of the Brylane Home brand.

With the opening, in Paris' 6th arrondissement, of Fnac Digitale, the first store entirely devoted to multimedia and digital products, Fnac is inventing a new generation of stores and is positioning itself in a booming industry. This new concept, which is perfectly suited to the new needs of consumers, is designed to enable the general public to better understand how to use digital products and to become more comfortable with the new technologies.

The development of the Surcouf concept began in France with the opening of a second store in Strasbourg and a third store at Belle-Epine in the Paris suburbs. Redesigning the avenue Daumesnil (Paris) Surcouf store ensured consistency in the approach regarding new openings. Through this concept, Fnac is attracting a new, more sophisticated and more specialized customer base, as a complement to its core business. Surcouf had sales of €191.6 million in 2002.

The Sports Division, which includes the Citadium "megastore" and the 17 Made in Sport stores, posted sales of €55.9 million in 2002, a 30.8% increase at comparable structure. These two innovative concepts are both complementary and unique and are targeted at young customers. Made in Sport focuses on the latest in sportswear, and Citadium displays sportswear in a practical setting, showcasing the most prestigious brands.

Forging closer customer relations

The multi-channel approach, involving stores or businesses, home shopping sales catalogues and e-commerce sites, represents an exciting opportunity for our Group.
It helps to expand our customer base and strengthen customer relationships.

Over the past three years, this multi-channel approach has been a boom for the Internet channel, which now accounts for over 10% of sales for some of the Group's brands (for example, 13% for Redcats Nordic and 11.5% for Guilbert). In 2002, the Group posted €832.1 million in sales via the Internet, up 81.7% over 2001.

The Internet transforms home shopping, making it more appealing. This channel offers increased flexibility in terms of choice of products, and attracts new client categories that differ from the traditional home shopping client base, in that they are younger and more affluent, and have a higher male representation. Redcats rapidly developed its on-line sales with the opening of the first www.redoute.fr site in 1995.
Redcats now has 42 merchant sites accounting for 9.5% of its sales, versus 2.1% in 2000. This new channel, capitalising on the operating companies know-how and the recognition of its brands, is also helping to keep transaction costs down.

Brylane provides a perfect example of the benefits of e-commerce. This retail channel accounted for 16.8% of the brand's sales in 2002, up from 9.7% in 2001. It notably enabled to recruit additional customers and to increase the average spending.

Launched in 1999, www.fnac.com is now the leading e-commerce site in France in terms of the number of transactions. In 2002, Fnac Internet sales rose by 54.2%, fuelled by a booming e-commerce market in France. Technology products accounted for 32.3% of Internet sales. The site enjoyed an average of 125,000 hits a day and 250,000 in the month of December.

Guilbert France launched a new e-commerce site, GuilWebeasy, for order taking over the Internet. Guilbert is already highly active with sites designed for major accounts and large corporations. Through this new site, Guilbert is meeting the needs of smaller companies. As soon as it was launched in September, the site proved a success with over 150 orders a day. GuilWebeasy intends to generate 8% of Guilbert France sales in 2003. The company is planning on-line services in Belgium and Spain in 2003.

Launched in 2000, Kadéos is now the leader in the gift voucher market in France. In 2002, Kadéos issued for €254.7 million including VAT of gift vouchers, up 13.6% on 2001. As customer loyalty tools, gift vouchers generate additional sales for the companies and have a positive impact in terms of cash flow. In 2002, Kadéos improved its market share among Business to Business customers.

The Capital Client pilot program launched in June 2001 (offering high-potential customers made-to-order products and innovative services) will lead to the establishment of a nationwide program in 2003, focusing on three areas: a marketing policy targeting the companies' best customers, renewed emphasis on store card interoperability (sales of €82 million in 2002, up 14%) and a shared infrastructure policy using the extensive Redcats database.

Sharing our know-how

Each of our companies has a strong culture, together with its own methods, practices and know-how built up over the years and accounting for their significant growth.

From 2000, our Group developed a number of projects aimed at improving operating efficiency by sharing expertise amongst all the companies, pooling resources, modernising methods on an industrial scale and introducing cross-functional tools and structures. Pinault-Printemps-Redoute formed two units: PPR Purchasing, the central purchasing unit for brown, white and grey goods and related consumables (accounting for a purchasing volume of €1.4 billion), and PPR Buyco, established to streamline indirect purchasing, i.e. goods and services used by the Group and which represent more than €4 billion. Two cross-functional tools, GlobalNetXchange (GNX), the auction tool that the Group joined in 2000 and e-procurement, a test project at Fnac dedicated to on-line purchasing processes, have been added to those structures aimed at improving supply terms and conditions across the Group.

These structures and tools were successfully used in 2002, leading to a vast improvement in the performance of the Group's procurement function, leading to modernisation and the application of more stringent methods among the companies.

PPR Purchasing achieved its objectives in 2002, posting €19 million in profits through direct purchases. Personal computers were one of the highlights of the year. Internationalisation is the priority for 2003.

In 2002, PPR BuyCo transacted €460 million in indirect purchases with an average gain of 8.5%. The year's highlights were in paper, car rentals, airline companies, temporary staff, and personal computers. In 2003, the focus will be on social benefits and road transportation.

In 2002, the Group conducted auctions totalling € 470 million through GNX, representing a gain of more than 10% compared to the referenced price. Over 2,000 of the Group's suppliers took part in an auction in 2002. The main countries that use GNX are France, the United Kingdom, Italy, Sweden and the United States. In 2003, the Group plans to increase auctions by around 40%.

The e-procurement project is a pilot project that will start on seven Fnac sites and will apply to about ten indirect products from February 2003. It aims to ensure a better application of the contracts and a more rigorous control over purchasing. A decision will be made regarding the project's implementations among the companies in 2003, depending on the results.

The 11 Conforama after-sale service platforms, another shared service, are now fully-loaded. In 2002, the Conforama platforms made a total of 550,000 repairs for Conforama, Fnac and Redcats in France.

2003 will be devoted to improving customer relations, with the launch of Client Obsession (CliO), our incentive programme aimed at conquering profitable, sustainable market share.



CORPORATE GOVERNANCE

Pinault-Printemps-Redoute has continued implementing measures designed to improve the governance of the Group. In 2002, the number of independent members of the Supervisory Board was increased to five, representing more than one third of Board members. An Audit Committee replaced the previous Finance Committee and a Remuneration Committee was established.

Division of powers

The structure of the company with a Management Board and a Supervisory Board, adopted by Pinault-Printemps-Redoute, provides an efficient division of the operation and management on the one hand and the control functions on the other, thereby enabling the Group to be managed efficiently and in a transparent and balanced manner that is consistent with the interests of the various stockholders concerned by the company's activity: its customers, shareholders, managers and staff.
The Management Board, which is a collegial body, manages the business, and defines Group strategy in strict compliance with statutory limits and the relevant provisions of the law.

Members of the Management Board

Serge Weinberg
Chairman of the Management Board

Thierry Falque-Pierrotin

André Guilbert

Per Kaufmann

Denis Olivennes

The Supervisory Board is made up of well-known figures drawn from various fields. In an independent manner, it supervises the management of the business, reviews the financial statements and issues authorisations in accordance with legal and regulatory requirements.

Members of the Supervisory Board

Patricia Barbizet
Chairman of the Supervisory Board

François Pinault
Vice-Chairman of the Supervisory Board

René Barbier de La Serre

Pierre Bellon

Allan Chapin

Luca Cordero di Montezemolo

Anthony Hamilton

François Henrot

Philippe Lagayette

Alain Minc

François Henri Pinault

Baudouin Prot

Bruno Roger

Management of the Group

The Management Board meets as often as necessary, in the interests of the Company and the Group. It is assisted by several Committees constituted by members of senior management, notably the Executive Committee.

The Executive Committee

Every month the Executive Committee holds a meeting bringing together all the companies' CEOs as well as the Deputy functional managers at Pinault-Printemps-Redoute. It is the Group's main operational body and is devoted to strategic planning, coordinating inter-company initiatives and following up on cross-functional projects. Committee meetings are held both at the Group Head Office and on a decentralised basis in France and abroad.

Members of the Executive Committee

Serge Weinberg
Chairman of the Management Board,
Pinault-Printemps-Redoute
Patrick Bérard
Chairman and CEO, Pinault Bois & Matériaux
Laurence Danon
Chairman of the Management Board,
France Printemps
Thierry Falque-Pierrotin
Chairman of the Management Board, Redcats
Jean-Paul Giraud
Chairman and CEO, Fnac
Thomas Kamm
Vice-President, Corporate Affairs
Per Kaufmann
Chairman of the Management Board, Conforama
Vincent de La Vaissière
Vice-President, Corporate Communications
Patrice Marteau
Corporate Secretary and CFO
Pascal Martin
Chairman of the Management Board, Guilbert
Frédéric Obala
Vice-President, Strategy and Planning
Denis Olivennes
CEO in charge of Distribution
Jean-Charles Pauze
Chairman and CEO, Rexel
François Potier
Vice-President, Human Resources
Bertrand de Talhouët
Deputy CEO, Cross-functional Resources
Alain Viry
Chairman and CEO, CFAO

The Management Committee and the Departments Committee

Every Monday, the Management Committee together with the members of the Departments Committee hold a meeting, chaired by Serge Weinberg, Chairman of the Management Board, with the main functional Vice-Presidents. Once a month, the Management Committee is extended to include other main functional Directors in order to gain the broadest possible overview.

Members of the Management Committee

Serge Weinberg

Patrice Marteau

Denis Olivennes

François Potier

Bertrand de Talhouët

Monthly budget review meetings

Pinault-Printemps-Redoute senior management hold a monthly meeting with the companies' CEOs and corporate secretaries to assess the companies' progress against budget. This reporting process takes both financial and operational issues into consideration.

Group organisation and planning

Each company draws up a medium-term plan, covering strategic, operational and financial objectives. Strategic planning covers the long-term development of the businesses, the growth outlook for the main markets and competitors' positioning. The operating plan is the translation of the strategic planning that has been transposed into a limited number of priority action plans. The financial plan reflects the impact of these action plans on the company's operating performance and their effect on accounts and finances. Each year, a summary of these plans forms the basis of an in-depth presentation given during the strategy seminar held by the Executive Committee to discuss major strategic issues and group projects.

Social and environmental responsibility

The Management Board has set up an Ethics, Social and Environmental Responsibility Committee, in order to highlight the Group's emphasis on these areas.

The Supervisory Board

Inspired by the recommendations of the "Bouton Report", while adapting them to the Company's specific management structure, the Supervisory Board has given itself the means to fulfil its oversight role as efficiently as possible, and in accordance with sound corporate governance principles. Notably, this year the Supervisory Board created an Audit Committee to replace the Finance Committee founded in 1995. The Supervisory Board has also combined into a single Remuneration Committee the two previous Committees that had been in operation since 1992. In 2003, the Board also established an Appointments Committee.

Audit Committee

Within the limits of the powers delegated to the Supervisory Board, the principle mission of the Audit Committee is to ensure that Company's accounting methods are appropriate, permanent and reliable, and to review the effective implementation of internal control and risk management procedures.

In 2003, the Committee reviewed the 2002 financial year accounts approved by the Management Board. Their review focused in particular on the scope of consolidated companies, the existing control procedures and the major risks and off-balance sheet commitments. To this end, the Committee interviewed the Company's finance and accounts departments, the internal audit department as well as the Statutory Auditors. It interviewed the Statutory Auditors regarding their assignment at the consolidated companies outside the presence of the company's management. The audit assignments carried out by the Statutory Auditors, as well as their fees, were closely examined. The Audit Committee has submitted the results of its findings and its proposals to the Supervisory Board.

In its new format and composition (since December 2002), the Audit Committee is constituted by three members of the Supervisory Board – René Barbier de La Serre, Chairman, Anthony Hamilton and François Henri Pinault – it met once in March 2003 (100% attendance).

The Finance Committee which existed before the Audit Committee was established, held two meetings in 2002 (90% attendance rate), the main objective being to review the 2001 annual accounts and the 2002 half-year accounts.

Remuneration Committee

The mission of the Remuneration Committee, born out of the two previous Commissions which had been set up by the Supervisory Board, is to make proposals to the Board as regards the compensation and stock options to be granted to members of the Management Board as well as the compensation of the Chairman and Vice Chairman of the Supervisory Board. The members of the Remuneration Committee are Patricia Barbizet, Chairman, François Henrot, Philippe Lagayette, François Henri Pinault and Bruno Roger.

The Committee met once during 2003 (100% attendance) to review the compensation of the members of the Management Board which includes a fixed amount and usually a variable amount calculated both on the basis of profitability indicators, such as operating income and return on capital, and on specific targets relating to their respective areas of responsibility, compared to budget forecasts.

The Commission on Management Board members' compensation met three times during 2002 (100% attendance) to establish proposals regarding the compensation of the members of the Management Board based on the same criteria, and to review the stock options to members of the Management Board proposals for issuing (once a year). The Commission on Compensation of the Chairman and Vice-Chairman of the Supervisory Board also met once to fix the compensation for the Chairman of the Supervisory Board.

Appointments Committee

The mission of the Appointments Committee is to examine and to propose to the Supervisory Board, the appointments of Management Board members. It also examines the proposals for appointment of Supervisory Board members, prior to them being presented to the Annual General Meeting for approval, or in the event of a vacancy, to the Supervisory Board. The Committee also has a role in assessing the independence of the Supervisory Board members, on the basis of criteria defined by the Board. The current Committee members are Patricia Barbizet, Chairman, Pierre Bellon and Allan Chapin.

Supervisory Board independence

The operating principles for a company with Management and Supervisory Boards, as defined by legal and statutory provisions, provide for the separation of the management functions exercised by the Management Board as against the supervisory and control function of the Supervisory Board. These institutional principles therefore guarantee the independence of the Supervisory Board members, particularly as regards decisions taken by the Management Board in managing the company.

In order to promote sound corporate governance, the Supervisory Board has decided to be guided by the proposals contained in the "Bouton Report", which are designed for single board "sociétés anonymes". Hence the Board has adopted the Bouton Report's criteria for determining those members of the Supervisory Board who can be qualified as "independent" and to identify any potential risk of conflicting interests between the relevant member, the management of the Company, the Company Group with the exception of the criteria of length of the appointment. The Board indeed believes that this criteria isn't appropriate, notably in view of the importance of the experience and the very good knowledge of the company acquired by those Board members who enjoy the confidence of the shareholders. After scrutiny by the Supervisory Board on the basis of these criteria, without prejudicing the independence of the other members, the following were qualified as independent members of the Supervisory Board: René Barbier de La Serre, Pierre Bellon, Allan Chapin, Luca Cordero di Montezemolo and Anthony Hamilton, representing more than one third of Board members, and two thirds of Audit Committee Members. The most senior term held by independant member is René Barbier de la Serre, a member of the Supervisory Board since 1999.

Assessment of the Supervisory Board

The Supervisory Board has decided to establish henceforth an annual evaluation process. This process is designed to enable it to assess its operating methods, the way matters are reported to it, the quality of the information that is made available to the Board, the preparation of its deliberation and decisions as well as the effective input of each Member to Board proceedings and, as the case may be, to Committee proceedings. The Board will conduct a more formal assessment of its composition and activity at least every three years under the supervision of an independent Board member. Allan Chapin has been appointed to conduct this assessment.

Supervisory Board composition and operating principles

The Supervisory Board currently has thirteen members. Details of their professional positions and Board-related compensation are shown hereafter. Each Supervisory Board member must own a minimum of five hundred shares.

The Supervisory Board has established Internal Rules which notably defines its operating principles, establishes the missions of the Committees it has set up, and reiterates its own statutory responsibilities regarding authorisations granted to the Management Board. These Internal Rules establish the rules for trading shares of public listed Group companies by defining a closed periods and requiring Members to make half-yearly statements of all Company share-dealing mandatory. It also defines the frequency and format of Board meetings, and provides for valid attendance to Board meetings via videoconference facilities, in accordance with the law. The Internal Rules also establish the principle of assessment of the Board and defines the attendance fee criteria.

The Board met nine times in 2002. The level of attendance at the Board meetings stood at 84%. During its meetings the Board reviewed and checked the annual and half-year accounts, reviewed and authorised the divestments of Finaref, Facet, and of Guilbert's mail order business. The Board also set the level of compensation for Management Board members as well as the stock options granted to them within the framework of the two stock option plans granted to senior Group executives.

The Board has also distributed the attendance fees awarded by the Annual General Meeting. The amount of attendance fees paid during the financial year totalled €438,532. The Chairman and Vice-Chairman of the Supervisory Board receive a remuneration set by the Board (€230,000 and €45,735 respectively in 2002).

Details regarding Supervisory Board members and Management Board members

Appointments and functions held by Supervisory Board and Management Board members in 2002[1].
Compensation and benefits paid by the Company and received from controlled companies during the 2002 financial year for the period of the corporate officer's appointment.

Supervisory Board

Patricia Barbizet
Chairman of the Supervisory Board
Member of the Supervisory Board (since December 11, 1992 – current term expires 2004)
Born April 17, 1955
CEO of Financière Pinault
CEO of Artemis
Chairman and CEO of Piasa
Chairman of the Board of the Société Nouvelle du Théâtre Marigny
Director of:
- Christies International Plc (UK)
- Fnac Sa
- TF1

Member of the Supervisory Board of:
- Gucci Group NV (Netherlands)
- Yves Saint Laurent Parfums
- Yves Saint Laurent Couture
- Yves Saint Laurent Haute Couture (*)

Permanent representative of Artémis on the Board of:
- Agefi
- Bouygues
- Sebdo le Point

Member of the Managing Board of Château Latour
Member of the Conseil des Marchés Financiers (Council of Financial Markets) (*)
Compensation and benefits: € 337,320 (of which € 43,854 in attendance fees)
Number of shares held: 1,040

François Pinault
Vice-Chairman of the Supervisory Board
Member of the Supervisory Board
(since May 5, 1993 – current term expires 2004)
Born August 21, 1936
General Manager of Financière Pinault
Chairman of the Board of Directors of Artémis
Chairman and CEO of Garuda
Member of the Supervisory Board of Boucheron Holding (*)
Member of the Managing Board of Château Latour
Compensation and benefits: € 86,456 (of which € 40,721 in attendance fees)
Number of shares held: 500

René Barbier de La Serre
Member of the Supervisory Board
(since May 10, 1999 – current term expires 2004)
Born July 3, 1940
Director of:
- Crédit Lyonnais
- Sanofi Synthelabo
- Schneider Electric

Member of the Supervisory Board of:
- Compagnie Financière Saint Honoré
- La Compagnie financière
- Edmond de Rothschild Banque (*)
- Euronext NV (Holland)

Censor of:
- Fimalac
- Nord Est

Chairman and CEO of Continentale d'Entreprises (*)
Chairman of the Board of Directors of Tawa UK Ltd (UK)
Representative Director of Harwanne Compagnie de participations industrielles et financières SA (Switzerland) (*)
Compensation and benefits: € 43,854 (attendance fees)
Number of shares held: 1,500

(1) **Main appointments and functions in bold type.**
(*) Appointments or functions which commenced or terminated in 2002.

Pierre Bellon

Member of the Supervisory Board
(since December 19, 2001 – current term expires 2008)
Born January 24, 1930
Chairman of the Board of Directors and CEO of Sodexho Alliance
Chairman of the Supervisory Board of Bellon SA (*)
Director of:
- Abbar and Zainy Sodexho Catering Company
- Sodexho, Inc.
- Sodexho Limited
- Sodexho Nederland

Member of the Supervisory Board of Air Liquide
Vice-Chairman of the Medef
Director of the Association Nationale des Sociétés par Actions (ANSA)
Compensation and benefits: none
Number of shares held: 1,000

Allan Chapin

Member of the Supervisory Board
(since May 21, 2002 – current term expires 2008)
Born August 28, 1941
Partner of Compass Partners International LLC
Director of:
- Interbrew SA
- General Security Ins. Co of New York(*)
- General Security Indemnity Co.
- General Security Property and Casualty Co.(*)
- Scor Reinsurance Co.
- Scor SA
- Scor Us Corporation
- Calfp (*)
- Lazard Canada Advisory Board (*)
- Caliburn (*)
- French American Foundation

Advisory Board Member of the Toronto Blue Jays
Chairman of The American Friends of the Pompidou Foundation
Compensation and benefits: none
Number of shares held: 500

Luca Cordero di Montezemolo

Member of the Supervisory Board
(since December 19, 2001 – current term expires 2004)
Born August 31, 1947
Chairman of Ferrari Spa (Italy)
Chairman of:
- Bologna Fiere
- Bologna Congressi
- Fieg
- Imprenditori Associati
- Maserati
- Montezemolo & Partners

Vice-Chairman of ITEDI
Member of the Board of Directors of:
- Acqua di Parma
- Aelia
- Bologna Football Club 1909
- Editrice La Stampa
- IFI Iniziative Fieristiche Internazionali
- Italiantouch
- Itama Cantieri Navali
- Linea Pelle
- Merloni Elettrodomestici
- Parco di Roma
- Tod's
- Unicredit Banca d'Impresa
- Victoria 2000

Compensation and benefits: none
Number of shares held: 500

(1) **Main appointments and functions in bold type.**
(*) Appointments or functions which commenced or terminated in 2002.

Anthony Hamilton
Member of the Supervisory Board
(since May 21, 2002 – current term expires 2008)
Born October 11, 1941
Chairman of Fox-Pitt, Kelton Group Limited (UK)
Chairman of:
- Axa UK plc. (UK)
- Axa Equity & Law plc. (UK)

Director of:
- Axa Financial Inc. (USA)
- Binley Limited (UK)
- Fox-Pitt, Kelton Limited (UK)
- Swiss Re Capital Markets Limited (UK)

Member of the Supervisory Board of Axa
Compensation and benefits: none
Number of shares held: 1,000

François Henrot
Member of the Supervisory Board
(since September 20, 1995 – current term expires 2004)
Born July 3, 1949
Managing Partner of Rothschild et Cie Banque
Director of:
- BP France (*)
- Carrefour
- Eramet
- Montupet (*)
- Téléimages International (*)

Member of the Supervisory Board of:
- Cogedim
- Vallourec

Compensation and benefits: € 37,589 (attendance fees)
Number of shares held: 500

Philippe Lagayette
Member of the Supervisory Board
(since January 20, 1999 – current term expires 2006)
Born June 16, 1943
Chairman and CEO of JP Morgan et Cie SA
Director of:
- Eurotunnel
- La Poste

Member of the Supervisory Board of Club Méditerranée
Managing Director and Chairman of the Paris Management Committee of JP Morgan Chase Bank
Compensation and benefits: € 37,589 (attendance fees)
Number of shares held: 500

Alain Minc
Member of the Supervisory Board
(since November 27, 1991 – current term expires 2008)
Born April 15, 1949
Chairman of AM Conseil
Chairman of Société des Lecteurs du Monde
Chairman of the Supervisory Board of Le Monde
Member of the Supervisory Board of Valeo
Director of:
- Fnac Sa
- Ingenico (*)
- Vinci
- Yves Saint Laurent SA (*)

Compensation and benefits: € 310,995 (of which € 37,589 in attendance fees and € 273,406 for services provided by AM Conseil)
Number of shares held: 500

(1) Main appointments and functions in bold type.
(*) Appointments or functions which commenced or terminated in 2002.

François Henri Pinault
Member of the Supervisory Board
(since January 17, 2001 – current term expires 2006)
Born May 28, 1962
General Manager of Financière Pinault
CEO of Artémis
Director of:
Afipa (*)
Fnac SA
Soft Computing
TV Breizh
Member of the Supervisory Board of Gucci Group NV
Permanent representative of Artemis on the Supervisory Board of:
Conforama Holding
Guilbert
Permanent representative of Financière Pinault on the Board of Bouygues
Member of the Managing Board of Château Latour
Compensation and benefits: € 97,922 (of which € 34,456 in attendance fees)
Number of shares held: 78,600

Baudouin Prot
Member of the Supervisory Board
(since March 11, 1998 – current term expires 2008)
Born May 24, 1951
Acting Chairman and CEO of BNP Paribas
Director of:
Banque Nationale de Paris Intercontinentale
Pechiney
Member of the Supervisory Board of Cetelem
Permanent representative of BNP Paribas on the Supervisory Board of Accor
Compensation and benefits: € 28,192 (in attendance fees)
Number of shares held: 625

Bruno Roger
Member of the Supervisory Board
(since February 18, 1994 – current term expires 2006)
Born August 6, 1933
Chairman of Lazard Frères SAS
Chairman and CEO of Eurazeo (*)
Chairman of the Supervisory Board of Eurazeo (*)
Director of:
Cap Gemini
Saint Gobain
Sofina(Belgique)
Thales (*)
Member of the Supervisory Board of Axa
Compensation and benefits: € 43,854 (attendance fees)
Number of shares held: 1,000

Management Board

Serge Weinberg
Chairman of the Management Board
(Member of the Management Board since June 17, 1993 – current term expires 2003)
Born February 10, 1951
Chairman of the Supervisory Board of:
Conforama Holding (*)
France-Printemps
Guilbert (*)
Redcats
Member of the Supervisory Board of:
Boucheron Holding (*)
Gucci Group NV (Netherlands)
Yves Saint Laurent Parfums (*)
Director of:
Fnac SA
Rexel

(1) Main appointments and functions in bold type.
(*) Appointments or functions which commenced or terminated in 2002.

Permanent representative of PPR on the Supervisory Board of PPR Interactive (*)
Permanent representative of Tennessee on the Board of Bouygues
General Manager of:
- Adoval
- Maremma
- Serole

Compensation and benefits: € 1,743,634
Number of shares held: 119,900

Thierry Falque-Pierrotin
Member of the Management Board
(since December 19, 2001 – current term expires 2003)
Born November 1, 1959
Chairman of the Management Board of Redcats
Chairman of Redcats International
Board Member:
- Redcats UK
- Redcats Nordic (*)

Chairman of the Board of:
- Brylane Inc.
- Redcats USA

Director of Ellos Gruppen (*)
Director of:
- IMS International Metal Service

Member of the Supervisory Board of Conforama Holding
Permanent representative of Redcats as Director of:
- Finaref
- La Redoute

Compensation and benefits: € 634,835
Number of shares held: 17,200

André Guilbert
Member of the Management Board
(since June 5, 1998 – current term expires 2003)
Born February 16, 1932
Member of the Supervisory Board of Banque Eurofin HSBC (*)
Director of GL
General Manager of Manon
Compensation and benefits: € 21,348
Number of shares held: 2,849,360 (of which 1,451,435 in "usufruit")

Per Kaufmann
Member of the Management Board
(since January 21, 1998 – current term expires 2003)
Born March 30, 1956
Chairman of the Management Board of Conforama Holding
Chairman and CEO of:
- Conforama France (*)
- Imedia Expansion (*)
- Société de développement de la literie (*)

Chairman of the Board of Directors of:
- Conforama Luxembourg
- Conforama S.A. (Suisse)

Chairman of:
- Cogedem
- Confo on line (*)

Director of:
- Brico Hogar (Spain)
- Conforama Italia
- Conforama España
- Facet
- Finaref
- Hipermovel Mobiliario e Decoraçao S.A. (Portugal)
- Klastek Invest SL (Spain)
- Madelios (*)
- Salzam Mercatone (Italy)

(1) Main appointments and functions in bold type.
(*) Appointments or functions which commenced or terminated in 2002.

Director of:

Conforama Asia Pte Ltd (Singapore)

Copres Corporation Ltd. (Taiwan)

Member of the Supervisory Board of:

Conforama Polska (Poland)

Snfa

General Manager of Conforama Management Services

Permanent representative of Conforama Holding on the Supervisory Board of Kadeos (Sas) (*)

Permanent representative of Conforama Holding on the Supervisory Board of PPR Interactive (*)

Compensation and benefits: €605,533

Number of shares held: 5,325

Denis Olivennes

Member of the Management Board

(since September 4, 2002 – current term expires 2003)

Born October 18, 1960

CEO in charge of Distribution

Member of the Management Board CEO of Groupe Canal + (*)

Chairman and CEO of Holding Sports et Evénements (*)

Chairman of the Supervisory Board of:

Conforama Holding (*)

Guilbert (*)

Vice-Chairman of the Supervisory Board of SGSI (*)

Director of:

Canal + Belgique (*)

Canal Horizon (*)

Canal Satellite (*)

Cineteve (*)

Sportfive (*)

Studio Canal (*)

Member of the Supervisory Board of PSG(*)

Permanent representative of Groupe Canal + on the Board of:

Canal Numedia (*)

Financière de Vidéocommunication (*)

Satellite Service (*)

Studio Canal France (*)

Permanent representative of Nethold France on the Board of SIG 55 (*)

Director of Polish Pay TV BV (Netherlands) (*)

Chairman of Polcom Invest (Poland) (*)

General Manager of Canal + Participations (*)

Member of the Management Board of Canal + Distribution (*)

Compensation and benefits: € 284,320

Number of shares held: none

Member of the Management Board whose term expired in 2002

Alain Redheuil

(Member of the management Board until September 18, 2002)

Born July 15, 1948

Chairman and CEO of Rexel (*)

Chairman of the Supervisory Board of Finelec BV (Netherlands) (*)

Chairman of Rexel Hailong Xing Elec. Equipment (China)

Chairman of the Board:

Rexel Inc (USA) (*)

Rexel North America Inc. (Canada) (*)

Director of:

John Turk Pty Limited (*)

Redeal Limited (New Zealand) (*)

Rexel Chile (Chile)

Rexel Electra (Chile)

Rexel Pacific Pty Limited (Australia) (*)

Rexel Senate (UK) (*)

Compensation and benefits: € 535,226

Number of shares held: 17,500

(1) **Main appointments and functions in bold type.**

(*) Appointments or functions which commenced or terminated in 2002.

Stock option or purchase plans granted to each director and options exercised by them

Stock option subscription or stock option purchase plans granted to each director and options exercised by the latter	Number of options granted Number of shares subscribed or purchased	Price	Maturity dates	Plans
Options granted in 2002 to each director, by the issuer and by any company within the Group				
Serge Weinberg	30,000	€ 140.50	02/05/2012	2002 PPR stock option subscription plan
	30,000	€ 128.10	02/05/2012	2002 PPR stock option subscription plan
	5,000	$ 88.7673	07/11/2012	2002 Gucci Group stock option subscription plan
Patricia Barbizet	5,000	$ 88.7673	07/11/2012	2002 Gucci Group stock option subscription plan
Thierry Falque-Pierrotin	7,500	€ 128.10	02/05/2012	2002 PPR stock option subscription plan
	7,500	€ 140.50	02/05/2012	2002 PPR stock option subscription plan
Per Kaufmann	7,500	€ 128.10	02/05/2012	2002 PPR stock option subscription plan
	7,500	€ 140.50	02/05/2012	2002 PPR stock option subscription plan
François Henri Pinault	5,000	$ 88.7673	07/11/2012	2002 Gucci Group stock option subscription plan
Alain Redheuil	6,000	€ 128.10	02/05/2012	2002 PPR stock option subscription plan
	6,000	€ 140.50	02/05/2012	2002 PPR stock option subscription plan
	6,250	€ 70.57	12/05/2012	2002 Rexel stock option purchase plan
Options exercised by each director during the financial year				
-	-	-	-	-

There are no assets which belong either directly or indirectly to the company's senior executives, that are used within the context or the Group.

Fees paid by the Group in 2002 to the statutory auditors and to the members of their organizations

(In thousands of euros)	KPMG AUDIT Amount	%	DELOITTE TOUCHE TOHMATSU Amount	%
Audit				
Statutory auditing, review and certification of individual and consolidated accounts	3,556.2		4,439.9	
Ancillary assignments	1,411.1		1,319.7	
Sub-total	**4,967.3**	**95.6**	**5,759.6**	**76.9**
Other services				
Legal, tax, social	230.3*		1,235.9*	
Consultancy			353.0	
Other			142.7	
Sub-total	**230.3**	**4.4**	**1,731.6**	**23.1**
Total	**5,197.6**	**100.0**	**7,491.2**	**100.0**

* Concerns mainly foreign subsidiaries.

Supervisory Board Internal Rules

Supervisory Board Meetings

The Supervisory Board meets at least 4 times a year. The Chairman sees to it that the information provided to the members of the Supervisory Board by the Management Board is sufficient to enable the Board to deliberate in possession of all necessary information.

Members of the Supervisory Board and other persons attending the meetings, be it on an occasional or consultative basis, are bound by an obligation of confidentiality and discretion towards the Company. They are informed of this obligation by the Chairman at the latest during the first meeting that they attend.

In accordance with article L. 225-82 of Commercial Code, for the purpose of calculating the quorum and the majority, Board members who take part in the Board meeting by videoconference facilities are deemed to be present. This provision however is not applicable in the case of decisions being adopted under articles L. 225-59 (appointment of Management Board members or Chairman), and L. 225-81 of Commercial Code (election of Chairman or Vice-Chairman of the Supervisory Board and the fixing of their compensation). The videoconference facilities used must comply with technical requirements enabling the users to actually take part in the Board meeting the deliberations of which must be transmitted without interruption.

Members of the Supervisory Board who, while attending a meeting, do not wish to cast a vote, are counted in the quorum and are not counted in the vote calculation.

Supervisory Board Authorisations

In the context of its control and supervisory functions, and without prejudice to the authorisations which must be granted by the Supervisory Board in accordance with the law (regulated agreements, endorsements, pledges and guarantees, divestments or sale of property...) the Supervisory Board is entitled, in accordance with the Articles of Incorporation, to grant the appropriate authorisations to the Management Board as regards:

a) transactions which might substantially affect Group strategy, its financial structure or its scope of activity,

b) issuance of shares and share equivalents, which could result in a change in share capital,

c) the following transactions provided that each one exceeds a certain sum as fixed by the Supervisory Board:

- any acquisitions in any existing or new companies, any equity participation in the set-up of any company, associations or organisations, any subscription to share issues, partnership shares, or bonds,
- any exchanges, with or without balancing cash, regarding goods, shares or securities, the acquisition of buildings or similar assets, any purchase or sale, by any means of any type of debts.

These operations are carefully scrutinised by the Supervisory Board. The Chairman of the Supervisory Board sees to it that the necessary information is provided by the Management Board in a sufficient time and detail to allow the Supervisory Board to deliberate appropriately.

Committees

To enable it to carry out its control and supervisory functions in the best possible conditions and in accordance with the law, particularly as regards the powers of the Management Board, the Supervisory Board, in its concern for sound corporate governance, has set up three committees: the Audit, Remuneration and Appointments Committee. The members of these committees are selected freely by the Supervisory Board from among its members.

Each committee defines its own means of organisation and operation while adhering to the collegiale principle of the Supervisory Board.

The Committees report to the Board on a regular basis.

Any Committee member can, at any time and as he thinks fit, update the Chairman of the Supervisory Board on any aspect of the committee's work.

Committee members are bound by the same confidentiality obligation as in their capacity as members of the Supervisory Board. Other person attending the Committee meetings, be it on an occasional or consultative basis, are bound by the same obligation; they are informed of their confidentiality obligation by the Committee Chairman at the latest during the first meeting they attend.

Audit Committee

Within the limits of the powers delegated to the Supervisory Board, the mission of the Audit Committee is to ensure that Company's accounting methods are appropriate, permanent and reliable, and to review the effective implementation of internal control and risk management procedures.

Each year it reviews the fees charged by the Company's statutory auditors and assesses their independence.

The Committee deliberates on the prior verifications that need to be conducted in connection with producing the annual and half-year financial statements.

It can interview, question, and request explanations from the Company's and the Group's consolidated companies' statutory Auditors, and can have access to all documents in order to fulfil its mission.

With the prior agreement of the Management Board, it can interview any member of staff, board member, or third party, as well as the Company's finance department.

The Audit Committee's mission also includes the reviews of proposals to nominate the Statutory Auditors prior to their appointment by the General Meeting. In this context, it reviews their proposals fees and independence. The Committee can also initiate the review of any potential candidate for appointment to Statutory Auditors.

The Committee can meet at any time, on call notice of its Chairman, to fulfil its mission depending on the task in hand.

Remuneration Committee

The mission of the Remuneration Committee is to make proposals to the Supervisory Board as regards the compensation and stock options to be granted to members of the Management Board as well as the compensation of the Chairman and Vice Chairman of the Supervisory Board.

The Committee deliberates prior to the decision of the Supervisory Board which determines the compensation or the share options to be granted.

Appointments Committee

The mission of the Appointments Committee is to examine and propose to the Supervisory Board the appointment of the Management Board members.

The Appointments Committee also examines the applications of members of the Supervisory Board before their appointment is submitted to the Annual General Meeting, or before their appointment by the Supervisory Board in the case of a vacancy.

Prior to nomination, or at any time if it deems useful, the Committee examines pursuant to the criteria of independence as defined by the Board, the position of the independent Board member at any time.

The Committee can initiate the review of any potential candidate for appointment to the Management Board or to the Supervisory Board.

Trading in company shares

The members of the Supervisory Board are required to refrain from trading in shares of any publicly listed company of the Group during the six weeks prior to the publication of the annual or half-year results. In no way does this close period replace the legal regulations as regards insider-trading to which each member of the Board must comply and assess at the moment he decides to trade, no matter when this might occur outside the defined closed periods.

All dealing in Company shares by members of the Supervisory Board is made public in an official statement every six months. During the month following each half-year end, Supervisory Board members are required to declare all of their share dealings to the Company for the previous half-year.

Supervisory Board members must record all the shares they hold in the Company in a registered account.

Assessment of the Supervisory Board

In order to ensure the efficiency of fulfilment of its mission, the Supervisory Board evaluates its own performance each year. In performing this evaluation, the Supervisory Board assesses its operating methods, the way matters are reported to it, the quality of the information made available to it, the preparation of its deliberations and decisions, as well as the effective input of each Member to Board proceedings and, as the case may be, to committee proceedings.

Every three years at least the Supervisory Board also conducts an assessment of its Members and activity by means of an independent member appointed by the Board.

Attendance fees

The attendance fees granted to members of the Supervisory Board at the Annual General Meeting are made up of a fixed portion, granted to all Board members, and a variable portion which is based on their attendance record at Board meetings. The members of the Audit Committee, the Remuneration Committee and the Appointments Committee receive, in addition, a half portion which is a fixed sum and a half portion which is variable, based on the same criteria. The Supervisory Board may decide, on proposal from the Appointments Committee, to grant to one or several members, a special portion taken from the global sum allocated, before proceeding with the distribution as described above.

A RESPONSIBLE GROUP

Pinault-Printemps-Redoute reconciles its development objectives with its social and environmental responsibility. Every day, the Group behaves in a responsible way towards its employees, its customers, its business partners and its shareholders, as well as towards the environment and the community.

The employees

The human resources policy

Pinault-Printemps-Redoute's human resources policy is closely linked to the Group's development. The policy implemented over the past few years has been maintained and extended. In accordance with the Group's decentralised structure, each company acts individually, while sharing common tools, themes and principles.

Recruitment

The Group's main strategy for recruiting junior managers is to foster close ties with business and engineering schools. In 2002, Pinault-Printemps-Redoute participated in thirty forums at such schools. The Group has been the official sponsor for the "Course Croisière Edhec" yacht race for four years, enabling students to meet employees of the Group's companies. In 2002, the Group strengthened its international recruitment policy with the Europe-wide publication of the communications tool e-volve. Lastly, the website www.pprjob.com represents a valuable recruitment tool for Group companies. It generates high traffic volumes, with 900 new subscribers and an average of 2,240 applications for vacancies every month.

Integration

Agora days provide new managers with the opportunity to find out more about the Group's diverse activities, gain a clear view of its strategy, understand its management policy and meet senior management. These days are held four times a year for the 900 or so managers who join the Pinault-Printemps-Redoute group worldwide each year. They represent an excellent forum for communication and learning. "Entre-nous" days provide junior members of staff with the opportunity to communicate and find out about the Group's other activities.

Training

In 1998, Pinault-Printemps-Redoute set up the "UniverCité", a communications and training centre for the Group's 800 executive managers and high-potential executives, to support managers' strategic thinking and managerial development. "UniverCité" is a favoured place for sharing knowledge and communication. The aim of the centre is to develop the new competences required from senior managers, to bring about change, strengthen a feeling of belonging to the Group and promote the dissemination of best practices within the Group. The programmes on offer harness both external contributions and internal know-how. "UniverCité" is a real aid to the dissemination of best practices. It offers several modules: Uknow, a management, marketing and finance programme, Umap, the annual conference cycle, and Unext, an international training programme for high-potential managers.

UniverCité's aims extend beyond its initial audience of executive managers to managers and business issues. In 2002, the range of programmes was extended with the addition of two new modules, Uknow how and Ulearn. Uknow how is a training programme dedicated to the Group's specific businesses. The first training session in this programme was on purchasing. Lastly, Ulearn, set up in October 2002, is an on-line support function that encompasses a monthly look at underlying trends, an interview with a senior manager, access to information provided by participants, streamlined registration and logistics procedures as well as an on-line library.

- 57% of senior managers have participated in the Uknow programme since it was established.
- 616 employees had attended at least one training course at UniverCité by the end of 2002.
- 272 senior managers underwent training in 2002.

Mobility

Pinault-Printemps-Redoute strongly encourages mobility, whether within Group companies, from one company to another or internationally, as a means of developing competences and talents. This is one of the Group's key policies. Each manager needs to know that he is the main player in terms of his personal and professional development. Within the Group, this career acceleration is facilitated by the circulation of Moove, a dedicated fortnightly journal for executives, or Moovenet, its equivalent on the Group's intranet site. By circulating job vacancies to all employees, the Group builds bridges between businesses and encourages cross-functional careers. Pinault-Printemps-Redoute has also implemented mobility reviews, where human resources managers from different Group companies meet to exchange information on vacant senior executive and management positions and requests for transfers.

Moves made by some employees in 2002:

- Jérôme,
  from Head of transport at Printemps Logistics management to Head of Logistics projects at Eveil & Jeux (Fnac group).
- François,
  from Financial Controller at Pinault Bois & Matériaux to Head of Micro-office technology at Fnac Parly 2.
- Nadège,
  from Head of management and international mobility at Conforama to Head of remuneration and group benefits at Rexel.
- Catherine,
  from Head of e-business development at Redcats (La Redoute) to Head of Internet marketing at Surcouf.
- Frédéric,
  from Head of department at Conforama to Head of the perfume department at Printemps Haussmann.

Listening to employees

With a response rate of 51% (higher than similar surveys carried out in other major groups), the 2001 "What's the weather like where you are?" opinion poll provided a representative picture of employees opinions of Group companies. The results were presented in 2002. Each company implemented numerous measures to monitor and manage change, with the primary aim of improving work quality. At Printemps, for example, steps are gradually being taken to improve the four key areas identified by the company: training and development, strengthening proximity, improving communications and working conditions. In 2001, the Group undertook to repeat this survey every two years, meaning the next one will take place in 2003.

The aim of the European Enterprise Committee is to improve employees' understanding of the Group's organisation, ambitions, strategies and constraints. It strives to develop dialogue at the European level by reflecting on cultural differences. The committee, which is made up of 20 representatives from 15 countries, met three times in 2002.

Employment Co-ordination was created in 1999 in order to encourage and monitor the transfer of Group executives and employees following reorganisations, and to encourage employee mobility. Each company is represented by a human resources manager. This body meets once a month.


French Overseas Territories
1%
Oceania
2%
Asia
2%
France
49%
Africa
7%
South America
1%
North America
14%
Europe (excl. France)
24%

Breakdown of employees per geographic area
At December 31, 2002

Motivation

Since 2001, the remuneration of the top 200 executives has been based on a common principle of variable pay. The target variable remuneration is 30% of fixed pay, but this may be exceeded depending on performance. The variable pay must be divided between achievement of managerial targets (which accounts for 40%) and financial targets (60%). Managerial targets are based on three criteria depending on the strategy of the Group: customer satisfaction and service quality, innovation, development, cross-functionality and change, or leadership and management. Financial targets are divided into company targets and departmental targets. In order to focus the management style on five principles (seeing clearly, speaking honestly, taking ambition to the highest level, having the sense of time and mastering complexity) employees are assessed on the basis of these factors, which can increase the variable remuneration component from 0.8 to 1.2.

E-HR

In 2002, Pinault-Printemps-Redoute initiated the e-HR project which aims to rationalise processes and develop homogeneous human resources within Group companies. This tool should encourage cross-functionality and the circulation of information as well as modernise administrative functions.

Social information

For the past several years Pinault-Printemps-Redoute has submitted a social report for the Group in France and abroad. Consolidated data are from local human resources managers and are based on specific, predefined, Group-wide rules. The information, including that relating to the Gucci Group, was approved at December 31, 2002. The past year 2002 was just one phase in the implementation of key indicators for the entire Group. These indicators, which will gradually be refined and developed, are presented and explained below.

Pinault-Printemps-Redoute is active on 5 continents and employs 115,548 people, of which nearly half are based in France.

Women represent 47% of total staff. The Group-wide breakdown varies depending on the geographical region: although equality has been reached in France, the female population represents 78% of staff in Asia, but only 12% in Africa.


50 50
51 49
47 53
68 32
88 12
76 24
75 25
22 78
53 47
Male
Female
France
Europe (excl. France)
North America
South America
Africa
French Overseas Territories
Oceania
Asia
Total

Breakdown of Male/Female employees in %
At December 31, 2002


Temporary
contract
10%
Permanent
contract
90%
Breakdown of employees per type of contract
At December 31, 2002 (excl. Africa and French Overseas Territories)


Oceania
3%
Asia
3%
South
America
2%
France
37%
North
America
27%
Europe
(excl. France)
28%
Breakdown of 2002 permanent hiring by geographic area
(excl. Africa and French Overseas Territories)

90%* of Group employees are on permanent employment contracts.

In 2002, 20,386* employees joined the group worldwide on permanent employment contracts. Pinault-Printemps-Redoute sometimes encounters difficulties in recruiting some of its employees, because of either local job market constraints (high competition, insufficient labour, lack of professional training, salary competitiveness, etc.) or specific company requirements. For instance, attracting potential employees willing to be transferred to Africa for CFAO or recruiting young graduates as managers in the Business to Business division can be challenging. The extensive hours sometimes encountered in retail distribution may also deter potential recruits.

In 2002, the Group laid off 6,349* employees, of which 26%* for economic reasons and 74% for other reasons. Placement within the companies of employees affected by restructuring is one of the Group's priorities. In France in 2002, the strong commitment of "Coordination Emploi" (employment coordination) (excluding Gucci Group) enabled 62% of the employees whose jobs were threatened to find alternative positions within the Group. The Group aims to increase the number of these alternative appointments. "Coordination Emploi" also provides an opportunity to exchange best practices on support measures as part of procedural agreements (career planning) or employment protection plans. In the event of mobility within the Group, employees maintain their total years of service in the company and enjoy a number of advantages: travel costs, removal costs, allowance in case of a change of residence. The Group aims to develop this "Coordination Emploi" principle outside France.

**Staff in Africa and the French overseas departments and territories were not taken into account in this indicator due to special local conditions.*


90
10
87
13
96
4
96
4
99
1
87
13
90
10
Permanent contract
Temporary contract
France
Europe (excl. France)
North America
South America
Oceania
Asia
Total
Breakdown of employees per type of contract in %
At December 31, 2002 (excl. Africa and French Overseas Territories)


3
97
41
59
24
76
67
33
21
79
82
18
26
74
Economic reasons
Other reasons
France
Europe (excl. France)
North America
South America
Oceania
Asia
Total
Breakdown of layoffs by reasons in %
Excl. Africa and French Overseas Territories

Working hours are monitored on a Group-wide scale in France (excluding Gucci Group). At December 31, 2002, the Pinault-Printemps-Redoute work week stood at 35 hours. Only a few employees are not subject to the legal provisions relating to working hours (managers and sales representatives). Moreover, about sixty employees in small companies work longer hours.

In order to meet the various requirements of the Group's businesses and reconcile them with employees' expectations, Pinault-Printemps-Redoute has implemented various forms of work organisation: weekly or cyclical hours, adjustments to working hours, contract days, additional days off. Part-time employment is another form of work structure adopted by the Group in most countries. At December 31, 2002, 19%* of employees worked part-time throughout the Group in France and abroad.



17
83
20
80
26
74
11
89
6
94
9
91
19
81
Part-time
Full-time
France
Europe (excl. France)
North America
South America
Oceania
Asia
Total

Breakdown of full and part-time employees in %
At December 31, 2002 (excl. Africa and French Overseas Territories)

The latest indicators monitored involve work relationships and the assessment of collective agreements (excluding Gucci Group). Due to the diversity of local legislation, only the French Group structure has been studied. Excluding the Group Committee and the Pinault-Printemps-Redoute European Employee Representative Committee, work relationships within the Group are specific to each company and structure. They depend on the entity's size, geographical presence, history and businesses.

At December 31, 2002, Pinault-Printemps-Redoute counted over 2,000 elected representatives or substitutes on 290 Employee Representative Committees in France. These Committee representatives are not the only players involved in social dialogue in the companies in France; elected staff delegates and designated union representatives also play a major role.

In 2002, over 70 collective agreements were negotiated and signed in France (not including pre-election agreements). These agreements cover various areas including: the structure of working hours, fixed or variable remuneration, employee profit-sharing, profit-related bonus schemes, corporate savings plans, welfare benefits, healthcare, special leaves (paternity, child illness), retirement funds and rates, gradual early retirement plans, social harmonisation and the implementation of a Central Employee Representative Committee.

**Staff in Africa and the French overseas departments and territories were not taken into account in this indicator due to special local conditions.*

The shareholders and the stock market

Financial communication

The Group's financial communication disclosure policy is targeted and customised in order to ensure that the target audiences, individual shareholders and the financial community receive information that meets their respective expectations, while respecting the COB recommendations in terms of equal access to the information.

Responsibility to individual shareholders

Our Shareholder Service has developed numerous initiatives to enable each shareholder to obtain information on the Group and the share price. Each shareholder has access to the bi-annual *Letter to Shareholders*, the dedicated website www.ppractionnaire.com and the shareholder line (00 331 44 90 61 22). Site visits were launched in 2000 to give shareholders a real behind-the-scenes look at the Group and improve their understanding of the way the companies operate. In 2002, our shareholders were invited to the JPG logistics centre at Survilliers, the Redcats DIAM (Mail Order Printing Department) site at Tourcoing and the FNAC logistics site at Massy. The Group has also organised information meetings in Nantes and Bordeaux.

Calendar of visits for the first half of 2003:

- Printemps Haussmann store in Paris: February 7, March 10 and April 3
- Citadium store in Paris: March 13
- CFAO platforms in Le Havre: April 8

Relations with the financial community

The Group is in regular contact with the French and international financial community. Events held throughout the year keep the market constantly abreast of the Group's activity, strategy and prospects. In addition to the major meetings which follow the release of annual and half-yearly results, the Group is happy to welcome any analyst or investor on request. It also holds conference calls with analysts to comment on quarterly sales figures. The Group participates in sector conferences organised by investment banks. The Group held two workshops in 2002 to give analysts a chance to better acquaint themselves into the Group. The first was held in March, and was devoted to management methods and to Printemps and Rexel. The second workshop, held in December, was on the subject of the Group's success in Switzerland. The management has met with numerous French and international investors at roadshows held in most European capitals and the United States (East and West coasts). The Group has also conducted visits to Group companies in the Paris region and Alsace.

2003 calendar

- 2003 first quarter sales: April 17
- Annual general meeting: May 22
- 2003 half-year sales: July 17
- 2003 interim results: September 4
- 2003 9-month sales: October 16

Stock market performance

The leading stock markets slumped in 2002: in the United States, the Dow Jones 30 fell by 17% and the Nasdaq by 32%, while in Europe, the FTSE 100 dropped by 24% and the CAC 40 by 33%. The bear trend launched in March 2000 with the bursting of the Internet bubble has continued, exacerbated by the economic slowdown on both sides of the Atlantic, the confidence crisis over corporate accounts following accounting irregularities, mainly in the United States, and more recently the plummeting value of insurance company and pension fund assets.

The retail and Business to Business distribution sector has not been spared. In the United States, electronics retailers Best Buy and Circuit City fell by 51% and 57% respectively, while the stock market capitalisation of the DIY specialist Home Depot fell $27 billion. In Europe, Metro lost 43%, Karstadt Quelle 63% and Dixons 38%, while Hagemeyer and Burhmann saw their stock market capitalisation reduced by two thirds.

The stock market slump was accompanied by lower trading volumes and a concentration of flows among fewer investors. This led to a sharp rise in stock market volatility and the virtual absence of more traditional stock market investors.

Against this depressed economic and stock market backdrop, Pinault-Printemps-Redoute's share price dropped by 51.5% in 2002, underperforming the CAC 40 by 18.4%, to close the year at € 70.1. The Group's announcements at the end of October 2002 regarding the sale of its Credit and Financial Services businesses were well accepted by the markets. The markets particularly appreciated:

- the Group's focus on retail and luxury goods distribution;
- its ability to maintain its commercial relations with its Retail division customers;
- the terms of the sale, the two transactions valued the businesses for 100% at € 3.6 billion, which is higher than the estimates of most financial analysts;
- the positive impact on the financial structure of the Group and the enhancement of its strategic flexibility.

Between the start of 2003 and February 21st, Pinault-Printemps-Redoute's share price slightly underperformed the CAC 40 by 3%, down 10.6%.

Pinault-Printemps-Redoute's share price versus the CAC 40 index since 28/12/2001


(Euros)
160
140
120
100
80
60
40
CAC 40
Pinault-Printemps-Redoute
January 2002
February 2002
March 2002
April 2002
May 2002
June 2002
July 2002
August 2002
September 2002
October 2002
November 2002
December 2002
January 2003
February 2003

Stock market data

in euros	1998*	1999	2000	2001	2002
Share price - High	166.5	264.8	268.0	235.3	154.7
Share price - Low	97.9	134.4	185.2	97.1	53.9
Share price at 31/12	162.8	262.0	228.9	144.6	70.1
Market capitalisation at 31/12 (millions)	19,121	31,225	27,189	17,698	8,580
Average daily volume	212,392	269,666	273,786	428,865	650,232
Number of shares at 31/12	117,437,590	119,181,100	118,779,305	122,394,480	122,394,480

** Adjusted for 5-for-1 stock split in July 1998.*
Source : Euronext Paris SA, Fininfo.

Shareholders

The Group has over 180,000 individual shareholders versus 171,000 in 2001. Of the 13.3% of shares held by individual shareholders, 11% are in bearer form. 36.4% of the share capital is held by institutional investors, of which 15.8% by non-French institutions.

Pinault-Printemps-Redoute holds 4.8% of which 1.1% is affected to stock option programmes. International institutional investors hold 27.3% of the free float. *(Source: Titre au Porteur Identifiable, January 10, 2003).*


French institutional investors
20.6%
Artémis
42.2%
Guilbert-Cuvelier
2.5%
International institutional investors
15.8%
Treasury stock
4.8%
Individual shareholders
13.3%
Employees
0.8%

Breakdown of shareholders


Artémis
57%
Free float
43%

Breakdown of voting rights

The community and the environment

Pinault-Printemps-Redoute believes that its responsibilities do not end at the door of its stores, branches and warehouses. The year 2002 was marked by a number of initiatives bearing testimony to the desire of the Group and its companies to act in a responsible and caring manner.

Pinault-Printemps-Redoute's actions in various areas - ethics, commitment to the community, the environment - have earned it a place in stock market indices (FTSE4GOOD and ASPI Eurozone) in 2002, which measure corporate performance on non-financial criteria.

The community

Ethics are one of the Group's major concerns. One of its most important steps in 2002 was to draw up a Code of Business Conduct. This code was the result of in-depth discussions by all Group companies, and serves to extend and complete the Ethics Charter adopted by the Group in 1996. The code sets out the commitments and principles underlying the Group's actions towards its staff, customers, shareholders and commercial partners, as well as towards the environment and the community. A managerial training programme will accompany the introduction of the Code of Business Conduct within Group companies.

This project focused particularly on working conditions at suppliers to Group companies. Since 1998, several Group companies have opened purchasing offices, mainly in Asia, in order to maintain close ties with their suppliers and ensure they comply with the general purchasing conditions. In 2002, the Group drew up a charter for suppliers setting out Pinault-Printemps-Redoute's commitment to the main provisions of the Internal Labor Organization and requiring suppliers to undertake to comply with the fundamental principles. Central amongst these conditions are a ban on the use of child or forced labour, a prohibition on any act detrimental to dignity in the work place, respect of employees' directly applicable rights of representation and expression, as well as the prohibition of discrimination of any kind.

The Group ensures its suppliers adhere to these principles by completing a questionnaire and the Group also implements a major programme of social audits carried out by specialised independent companies. It undertakes to assist any supplier to improve standards of compliance with the targets set out in the charter. Also in 2002, Pinault-Printemps-Redoute joined the "Initiative Clause Sociale", a working group organised by the French Federation of commerce and distribution (FCD) to exchange experiences and best practices and co-ordinate the approach adopted by French distributors regarding social audits of suppliers.

The second major pillar of Pinault-Printemps-Redoute's social responsibility policy is solidarity and commitment to the life of the community. This commitment is reflected in the numerous partnerships between Group companies and associations and non-governmental organisations in support of community projects. A symbol of these initiatives is a cuddly toy bear by the name of Baptiste. Under a partnership entered into in November 2002 between La Redoute and Sister Emmanuelle during her visit to the Martinoire plant at Wattrelos, some of the proceeds from the sale of Baptiste will go to Sister Emmanuelle's association, the ASMAE (social and medical aid for children). These funds will finance education projects in two Indian provinces. CFAO is involved in another original partnership, as the main sponsor of the "Gates of Africa", a nine-month maritime and literary adventure. The yacht CFAO Technologies will call at twelve major African ports. At each port of call, a different writer will cast his gaze and pen on the city in what the President of Senegal Abdoulaye Wade calls a "dialogue of cultures". Other Group companies lend their support to associations in other ways. Fnac and Printemps provide Unicef, Secours Populaire, Red Cross and other organisations with space in their stores over the Christmas period to sell greetings cards and wrap gifts. These activities generate sizeable sums to fund their charity work. Fnac is pursuing its partnerships with the International Federation of the Leagues of Human Rights, "Reporters sans Frontières" and Tourism for Development.

Pinault-Printemps-Redoute's commitment to the life of the community also extends to its employees. In 2001, the Group set up an association, **SolidarCité**, to promote and support employees' projects in the public interest. SolidarCité has defined three areas of involvement, each of which generated numerous projects in 2002:

Local solidarity: Following the floods in Southeast France in September, Conforama, La Redoute and Guilbert took five articulated lorries and several containers full of new products ranging from beds and washing machines to school equipment to over twenty schools. In addition to these specific projects, Group companies have undertaken numerous other schemes. For example, 23 voluntary workers from La Redoute have supported schools in the Alma area in Roubaix, and Printemps has supported the "Les Petits Princes" association, which makes dreams come true for seriously ill children. 450 employees of Redcats' specialist companies (VertBaudet, Cyrillus and Daxon) gave up a working day for the organisation "Les Clowns de l'Espoir", which works with children undergoing hospital treatment.

Social cohesion: Pinault-Printemps-Redoute does a great deal of work to encourage the economic integration of those in difficulty and to help the most destitute. Printemps Lyon supports a non-food shelf at a "community grocery" in Bourg-en-Bresse. Community grocers offer basic products at affordable prices, enabling people in need to make savings. Guilbert, Pinault Bois & Matériaux, Fnac and La Redoute run many integration projects to help integrate the long-term unemployed or youngsters in difficulty in their companies, and Finaref is pursuing its partnership with Afeji for the integration of handicapped people at its call centres.

Education: Through its partnership with the French Education Ministry, Pinault-Printemps-Redoute is pursuing a project aimed at helping young people with academic potential from deprived backgrounds to break free of the inevitability of academic failure. Twenty young people are currently attending two boarding schools in the Paris region and northern France. Furthermore, the Group supports, through the "Fondation Eveil & Jeux", many educational projects throughout France, and the "Fondation CFAO" has set up a programme of educational grants for children of its non-executive employees in Africa.

The environment

The Pinault-Printemps-Redoute Group strives to minimise the environmental impact of its activity, both as regards the goods sold and their packaging (recycling, toxicity, pollution, etc.) and as regards in-house and external processes (manufacture, storage, transport, distribution, etc.). In accordance with the Group's philosophy of decentralised management, each company implements its own environmental schemes in order to improve its performance and ensure compliance with legal and regulatory provisions. Group companies have undertaken numerous initiatives in France and abroad. Examples of initiatives designed to reduce the Group's main impacts include:

Recycling

- Recycling of used ink cartridges and batteries: Fnac, Conforama and Rexel have partners for the recycling of used ink cartridges and batteries. Fnac collected over 16 tons of batteries in 2002.

Recycling

- Recycling of packaging: Guilbert, Rexel and Fnac have packaging material recycling programmes. La Redoute/Movitex collected 5,116 tons of cardboard for recycling in 2002.
- Redcats has been a shareholder of Eco Emballage since it was established.

Recovery of products

- Conforama has a local partnership with the "Envie association" for the recycling and reconditioning of household electrical appliances.
- Rexel recovers used light sources.

Saving of energy and raw materials

- Fnac and Rexel use eco-efficient lighting in many of their stores and branches.
- Fnac has reduced by 20% the amount of raw materials, especially polyethylene, it uses to manufacture its bags.
- Pinault Bois & Matériaux recycles waste wood to produce energy for its dryers and invests in new dryers which release low levels of pollutants into the atmosphere.

Transport

- Optimisation of transport at Redcats and Guilbert in order to reduce the number of journeys.
- Along with Mercedes, La Redoute is participating in a pilot test of an energy-saving van.
- Pinault Bois & Matériaux intends to reduce fuel consumption by 25% in two years by renewing its fleet of vehicles.

Environmental products

- Guilbert has developed the Niceday Green range of products including paper, pens and sundry office supplies to exacting environmental standards (bleaching and cleaning products, chlorine not used in plastics).
- Pinault Bois & Matériaux is in the process of obtaining FSC (Forest Stewardship Council) certification for its Cerland product range.

In addition to implementing these specific initiatives amongst its various companies, mainly aimed at offsetting the different impacts, the Group is currently committed to establishing a common strategy for its companies and measuring its impact through the definition of indicators in order to make constant progress in this area.

The Group's strategy consists in:

- Standardising best practices and experience through dialogue between Group companies;
- Developing methods designed to prevent environmental damage, in particular through a policy of risk management;
- Defining an environmental data collection service for Group companies.

Figures

As mentioned above, environmental indicators linked to the main Group impacts are in the process of being determined. However, some estimates are already available:

- **Electricity consumption**

  Retail division France

  Estimated consumption: 245,071 MWh

  of which:

  Conforama: 90,000 MWh

  Printemps: 66,000 MWh

  Fnac: 55,000 MWh

  Redcats: 34,071 MWh

  Conforama Switzerland: 1,250 MWh

  Conforama Italy: 35,700 MWh

Business to Business division

Pinault Bois & Matériaux: 17,757 MWh

- ***Water consumption***

  Conforama France: 100,000 m³/year
  Conforama Italy: 68,000 m³/year
  Printemps France: 200,000 m³/year
  Redcats France: 75,821 m³/year
  Pinault Bois & Matériaux: 58,600 m³/year

Approach towards certification

The Group has not developed a systematic approach to quality certification. However, a number of Group sites and companies are already certified, including:

- Selga, Rexel's subsidiary in Sweden, is ISO 9001 and ISO 14001 certified
- Regro and Schrack, Rexel's subsidiaries in Austria, are ISO 9001 certified
- Elektronabava, Rexel's subsidiary in Slovenia, is ISO 9001 certified
- Mile, Rexel's subsidiary in Hungary, is ISO 9002 certified
- Hagard, Rexel's subsidiary in Slovakia, is ISO 9002 certified
- Guilbert UK's head office in Andover is ISO 14001 certified
- ISO 9000 certification of La Redoute's internal textile laboratory is under way.

Measures implemented to limit environmental damage and to ensure that the company's activity complies with legal and regulatory requirements

The distribution business generates little pollution or disturbance. On some Group sites, special measures have been taken to limit environmental damage and to ensure that the activity complies with current legal and regulatory requirements. Consequently, at some of its 41 wood processing facilities, Pinault Bois & Matériaux has converted all of its wood processing autoclave tunnels, replacing heavy metal-based toxic substances (chromium, copper, arsenic) with non-toxic, biodegradable products (Tanalith E). Pinault Bois & Matériaux has also systematically installed at least three piezometers per facility (one more than the legal requirement) to monitor and detect potential pollution of the soil and water table and implemented half-yearly inspections by certified contractors. In 2002, Redcats France spent €1.8 million on renovation work in order to comply with quality standards, including the replacement and elimination of the Fibro cement roofing at the Marquette site (VertBaudet), flocking of the La Redoute store in Toulouse, the renovation work of the 30 year old automatic sprinkler system at La Martinoire and the third and final phase in the replacement of 17 pyralene transformers at Roubaix and La Martinoire.

BRAND PORTFOLIO

The Group's business is centred on four Divisions. The Retail and Luxury Goods divisions respond to individual clients' needs in personal items, home furnishings, luxury goods, fashion and beauty, culture and technology. The Business to Business division responds to the needs of professionals in the distribution of electric and electronic goods, office supplies and furniture, building materials and international trade. The Credit and Financial Services division, which was sold at the end of 2002, offers a range of financial services to individual clients of the Group's Retail companies as well as other partners.



Business to Business
43.7 %
Retail
44.1 %
Credit and Financial Services
2.9 %
Luxury goods
9.3 %

Breakdown of sales by division in 2002

** Listed company in which Pinault-Printemps-Redoute held a 54.38% stake at 31/12/2002.*
*** Listed company in which Pinault-Printemps-Redoute held a 72.85% stake at 31/12/2002.*

PRINTEMPS

"Our aim is to enrich and facilitate the life of each customer by creating surprise and the desire to buy in a pleasure store divided into specialised areas offering select and accessible ranges sold by competent and friendly staff."

Laurence Danon, Chairman of the Management Board of France Printemps.



773.5
806.5
855.9
889.0
933.8
2.1%
2.6%
3.8%
4.2%
2.8%
1998
1999*
2000
2001
2002

* 2000 Accounting standards.

Sales (in € millions) and operating margin (as a % of sales)

5,144 EMPLOYEES (AVERAGE NUMBER)

CUSTOMER BREAKDOWN 65% FEMALE (SOURCE: SIMM 2001)

6.7 MILLION CUSTOMERS (SOURCE: SIMM 2001)

PRINTEMPS HAUSSMANN GENERATES 46.1% OF TOTAL SALES

PRINTEMPS HAUSSMANN RECEIVES BETWEEN 30,000 AND 100,000 VISITORS A DAY

DEAUVILLE IS THE CHAIN'S SMALLEST STORE, WITH A SELLING AREA OF 1,084 sq. m. (EXCLUDING HAUSSMANN)

LILLE IS THE CHAIN'S LARGEST STORE, WITH 9,843 sq. m. OF SELLING AREA (EXCLUDING HAUSSMANN)

Printemps is a household name in France and abroad via its flagship Printemps Haussmann store in Paris and its seventeen other department stores centrally located around major city centres in France. The stores offer customers five main product areas: menswear and womenswear, lingerie, beauty and accessories, home furnishings and tableware, and childrenswear and leisure.

Competitive environment and positioning

Printemps is a leading department store in Paris, competing with other department stores (Galeries Lafayette, Samaritaine, Bon Marché, BHV) as well as specialised fashion chains (H&M, Zara, Célio, Etam, C&A, Gap). It is a dynamic and innovative store, distinguished by its multi-style positioning, its select high-quality product offering, its reputation as a fashion leader and its close relationship with its customers. Printemps offers a balanced range of products: the Printemps collection is accessible to all: the leading brands generate loyalty, the emerging brands act as an attraction and the exclusive brands serve to differentiate.

2002 highlights

- Opening of a new Lingerie department at Printemps Haussmann, divided into three open-plan areas: Basic and Passion, Séduction and Spécialiste.
- Major refurbishment of the Vélizy store in the Paris region and of the Rouen, Strasbourg and Lyon stores in the provincial regions.
- Continued expansion of the Sports division via the repositioning of Citadium and the opening of the seventeenth Made in Sport store at Rosny in the Paris region.



Leisure
6.1%
Home
13.8%
Apparel
46.6%
Accessories
33.5%

Breakdown of 2002 sales per product category

2002 innovation: the home

Printemps responded to consumers' growing desire to personalise their homes with the launch of an innovative homeware concept: the 8,000 sq. m. Printemps de la Maison department, which is organised by decorating style rather than by product. Within each of the styles (luxury, functional, charming, ethnic, contemporary) Printemps offers a mixture of furnishings, tableware, household linen, furniture, ornaments and furnishing fabrics. Each style covers a broad price range, enabling consumers to pick from a selection of leading or emerging brands or the Printemps Primavera collections to create their own style.

Strategy and outlook

Our objective is to make Printemps the French department store which is most in tune with its customers, and also the most innovative and efficient. To this end, the brand has implemented a clearly defined strategy based on the following pillars:

Close relationship with customers

The company maintains a close relationship with its customers, mainly by measuring satisfaction through telephone surveys in the stores' catchment areas. Information on customer wishes and behaviour as well as the degree of satisfaction at each store enables Printemps to adjust its offering and its services. Printemps expanded its range of services in 2002 with the launch of "Printemps à Deux", the combined Printemps, Citadium, Fnac and Conforama wedding list.

THE SUCCESS OF THE YEAR

Sales at Printemps de Luxe rose by 25% in 2002, thanks to a concept which is based on a unique 3,000 sq.m. of selling space dedicated entirely to luxury goods, surrounded by innovative architecture and offering 60 prestigious brands divided into ready-to-wear fashion and accessories, and top-of-the-range jewellery and watches.

Innovation and differentiation

Printemps uses a style-based approach to segmenting its brands and products. This innovative concept was rolled out in Printemps de l'Homme in 1999, Printemps de la Mode in 2000, and in Printemps de la Maison et de la Lingerie in 2002.

Efficiency and profitability

Continued emphasis on centralised purchasing, simplification of operating methods, control over investment costs and optimisation of indirect purchasing are all required in order to achieve improved efficiency at Printemps.

In 2003, Printemps will be reorganised and the fashion and lingerie departments turned into stores in the Printemps chain. The final stage of the Printemps Haussmann refurbishments will also commence. The beauty department will be expanded from its current 2,000 sq.m. to a 2-storey 3,500 sq.m. area, making it one of the largest in the world.

Number of stores and selling area

	2001		2002	
	Number of stores	Selling area (sq.m.)	Number of stores	Selling area (sq.m.)
Directly-operated stores	18	146,700	18	147,600
of which Printemps Haussmann	1	43,720	1	43,720
French affiliates	9	30,820	9	30 820
International affiliates	2	16,200	2	16,200
Total Printemps	29	193,720	29	194,620

Other affiliates

	2001		2002	
	Number of stores	Selling area (sq.m.)	Number of stores	Selling area (sq.m.)
Citadium	1	6,200	1	6,200
Made in Sport	16	4,025	17	4,225
Madelios	1	3,138	1	2,938*
Printemps Design (Beaubourg)	1	280	1	280

* *Work*

CONFORAMA

"In order to fully exploit potential sales in France and Europe, we are giving our concept a more contemporary look that will make shopping at Conforama a must."

Per Kaufmann, Chairman of the Management Board of Conforama.


2,900.4
2,897.2
2,124.2
1,860.0
1,560.6
9.3%
9.4%
9.6%
8.8%
8.4%
1998 1999* 2000 2001 2002

*2000 Accounting standards.

Sales (in € millions) **and operating margin** (as a % of sales)

11,617
EMPLOYEES (AVERAGE NUMBER)

181
STORES - **44** OUTSIDE FRANCE

TOTAL SELLING SPACE OF **714,578** sq. m.

5 MILLION SMALL FURNITURE ITEMS SOLD IN 2002

270,000
HOUSEHOLDS BOUGHT KITCHEN ITEMS AT CONFORAMA IN 2002

400 MILLION
LEAFLETS DISTRIBUTED PER YEAR

Conforama ranks number 2 worldwide in home appliances and furnishings, with a network of 181 directly operated stores, including 44 overseas. It offers its customers all the products they need to furnish their homes in a pleasant, congenial environment in the same store: furniture, home appliances and home decorating items.

Competitive environment and positioning

In Europe's highly fragmented household goods market, Conforama enjoys a substantial market share thanks to a unique concept based on low prices, a multi-style product range, quality service, professional sales staff, conveniently located, hospitable stores and regular promotions. Conforama is confronted with increasingly fierce and changing competition: stores are becoming more and more specialized, as well as


Other products 10%
Home furniture 47%
Brown and grey goods 20%
Electrical appliances 16%
Other home appliances 7%

Breakdown of 2002 sales per product category


Other 4.8%
Switzerland 7.9%
France 67.6%
Italy - Croatia 19.7%

Breakdown of 2002 sales per geographic area

larger and more attractive. Specialty companies such as Ikea, But, Fly and Alinéa are competing with Conforama in furniture and furnishings; hypermarkets such as Carrefour are competing for white and brown product sales; and home improvement brands such as Castorama are competing in the area of home decoration. However, few players enjoy Conforama's global market share. At year-end 2002, Conforama had a 16.2% market share in furniture *(source: IPEA)* and 7.1% in home appliances *(source: GFK)*.

2002 highlights

- Conforama boosted its market share in Europe by opening a seventeenth Emmezeta store in Italy (Cosenza), a fourth store in Portugal (Gaia near Porto) and a third one in Poland (Katowice).
- Conforama continued expanding its network in France with two store openings in Pamiers in Ariège and Saint-Dié in the Vosges, store expansions in Lorient and Rennes and renovations in Dreux, Villeneuve-Saint-Georges and Nantes (Rézé).
- Integration into Conforama of the after-sales service of La Redoute, La Maison de Valérie and of 40 Fnac stores in the French regions,.

Strategy and outlook

In the face of increasingly fierce competition, Conforama has developed a 5-year strategic vision designed to build the Conforama of tomorrow. The aim is to adapt the brand's winning concept to the changing times, while making the customer a top priority and capitalizing on the fundamental features of the concept (discounts, a wide variety of styles, convenient locations, a customer-friendly atmosphere and basic services). The following three top business priorities have been set for 2003:

Make Conforama stores irresistible for customers

The trend towards more customer-friendly, more innovative and more sales-driven stores requires harmonizing in-store promotions and customer information and designing more effective displays.

Update its image

While maintaining its identity as a discounter, by the end of 2003, Conforama will have more of a quality image, an image of well-being. Along with this transformation, a new visual image will be launched in the media (including the stores), involving new-look publications and a major catalogue to be distributed in France, emphasizing well-being and low prices.

Improve product range and supply chain

The company faces a twofold challenge: lowering prices substantially while being even more attentive to customers' needs. Meeting this challenge requires optimizing purchases, introducing consistent product range policies in each country and reducing product ranges tailored to every size of store.

In 2003, Conforama will continue to expand in Europe with 7 store openings, including two in Croatia, two in Spain, one in Italy, one in Portugal and one in Switzerland. Over the longer term, all existing stores will have adopted the new concept.

THE SUCCESS OF THE YEAR

To celebrate its 35th anniversary, Conforama France launched its "35 victories" advertising campaign from August 16 to October 16, 2002. For the first time, the same campaign covered three periods (pre-school, back-to-school and anniversary) in one with daily promotions over a two-month period. This promotional campaign also included in-house incentive programmes in both stores and warehouses.

Number of directly operated stores and selling area

	2001	2002
France	135	137
Italy	16	17
Spain	11	9
Switzerland	8	8
Portugal	3	4
Poland	2	3
Luxembourg	1	1
Croatia	1	1
Taiwan	1	1
Total	178	181
Selling area in France (sq.m.)	453,198	458,524
Selling area outside France (sq.m.)	244,924	256,054

BRAND PORTFOLIO

REDCATS

"In 2002, we consolidated our market share and established our strategic plan. In 2003, our brands will be part of a dynamic commercial drive."
Thierry Falque-Pierrotin, Chairman of the Management Board of Redcats.



4,105.0
4,315.1
4,833.8
4,784.7
4,635.9
4.1%
4.5%
4.9%
3.8%
4.7%
1998
1999*
2000
2001
2002

2000 Accounting standards.

Sales
(in € millions)
and operating margin
(as a % of sales)

19,133
EMPLOYEES
(AVERAGE NUMBER)

19 CATALOGUES
IN 18 COUNTRIES

85 MILLION
PARCELS DISTRIBUTED PER YEAR

150 MILLION
CALLS ANNUALLY

42 E-COMMERCE SITES

26.7%
ESTIMATED MARKET SHARE IN 2002 IN THE MAIL ORDER BUSINESS IN FRANCE AGAINST
26.3% IN 2001
(SOURCE : COE/FEVAD)

Redcats, the world number three in home shopping, is present in 18 countries and operates a multi-channel distribution strategy that encompasses its catalogue, e-commerce and store activities. Redcats operates a portfolio of multispecialist brands that are household names in their country of origin and are also able to gain international recognition, and specialised brands that show strong growth potential for specific categories of products or for clearly-defined target customer groups.



E-commerce
9.5%
Stores
3.7%
Mail order
86.8%

Breakdown of 2002 sales per distribution channel



Household goods
12.6%
Misc.
8.4%
Apparel
64.4%
Furniture
5.3%
Technology and leisure
5.6%
Other personal accessories
3.7%

Breakdown of 2002 sales per product category



Other
24.6%
United States
33.3%
France
42.1%

Breakdown of 2002 sales per geographic area



Services companies
0.1%
Brylane
32.8%
La Redoute
37.2%
Redcats Nordic
6.2%
Redcats UK
7.5%
Specialised brands
16.2%

Breakdown of 2002 sales per company

Competitive environment and positioning

In an environment marked by the transition to the euro and the slowdown in the US economy, Redcats posted a sharp rise in market share in France and Scandinavia and displayed overall stability in other countries. Multi-specialist brands such as La Redoute and Ellos, in addition to specialist brands such as VertBaudet, Somewhere, Josefssons, Brylane Home and Brylane Kitchen, also recorded strong performance while others (Lerner, Lane Bryant and Chadwick's in the US, Empire in the UK, La Maison de Valérie and Cyrillus in France) repositioned themselves to improve their prospects for development in the years ahead. The most significant change in terms of competition relates to the development of e-commerce and the rapid expansion of "pure players" on an international scale. This development represents a major opportunity owing to its considerable impact on growth in the home-shopping market and to the access it provides to new target customer groups. Furthermore, it makes modernisation and the quest for more efficient home-shopping companies a necessity.

2002 highlights

- Devising the strategic plan centred around six target areas:
  - managing the brand portfolio
  - more accurate targeting of customers
  - improving customer satisfaction
  - developing the multi-channel approach
  - developing new product categories
  - speeding up international expansion, especially in the UK and the US.
- Re-launching multi-specialist company brands (La Redoute and Ellos) and ongoing rapid development of some specialised brands.
- Formalising operating methods and processes towards more mass production, mutualisation and exchange of know-how to provide a better service for brands and customers.
- Returning to satisfactory profitability with a sharp rise in all performance ratios.

THE SUCCESS OF THE YEAR

The success of e-commerce was confirmed in 2002 with 9.5% of total sales carried out on the Internet, i.e. € 441.8 million. This success is based on multi-channel management, traditional know-how in remote-selling management of the "customer relationship" and a logistical infrastructure for the physical distribution of parcels at competitive prices. Today, Redcats has 42 sites. Some of its brands already generate more than 22% of sales via this channel.

Strategy and outlook

Redcats intends to emphasise its goal of commercial quest through its brands and the markets where the company currently operates. The strategic objectives drawn up in early 2002 will be used to support and define the various initiatives. The necessary resources will be freed up by the modernisation and pooling of resources decided at company level. Strengthening teams and providing more in-depth training have been undertaken to underpin this dynamic process. Three key objectives have been set for 2003:

Increasing brand and product differentiation. This involves accurate positioning of product brands with genuine differentiation and fine-tuned targeting. For company brands, this implies making the brand more accessible to customers via more targeted marketing, better quality of service (taking orders, remote payments, delivery), and by ensuring that the product meets the customers' requirements more closely.

Improving service quality programmes by strengthening our measurement tools and developing operating methods in order to improve our expertise at each point of contact with our customers.

Emphasising dynamic growth by introducing new catalogues and product lines.

FNAC

"Fnac's objective is to facilitate everybody's access to all forms of culture and to the technologies which facilitate their dissemination."

Jean-Paul Giraud, Chairman and CEO of Fnac.



2,129.6
2,361.6
2,932.5
3,347.4
3,547.1
4.3%
4.5%
3.1%
3.6%
3.7%
1998
1999*
2000
2001
2002
* 2000 Accounting standards.

Sales
(in € millions)
and operating margin
(as a % of sales)

14,914
EMPLOYEES
(AVERAGE NUMBER)

15 MILLION
CUSTOMERS

10 MILLION
TICKETS SOLD IN 2002
(FRANCE, BELGIUM, SWITZERLAND)

MORE THAN 1 MILLION PRODUCT REFERENCES EITHER IN-STORE OR ON THE GROUP'S WEBSITE

15,000
IN-STORE CULTURAL EVENTS ORGANISED DURING 2002

Trading in eight countries, Fnac is the leading retailer of leisure and cultural products in France, Belgium, Spain and Portugal. It is the only one to offer all of these products in a single store, with a product offer unrivalled by any other retailer. In addition to its retail activity, Fnac is a key player in the cultural arena of its various markets. In 2002, the company actively promoted the cause of musical diversity and independent labels, further rallying both public opinion and the profession in favour of lower VAT on records, and with the help of some sensational promotional activity, making new technology (DVD, digital photography, Home cinema, etc.) accessible to an even wider public. These drives will be further emphasised in 2003.



TV-Video
6%
Games
2.7%
Records
24.7%
Hi-Fi
6.2%
Photography
9.2%
Books
18.7%
Computers
32.5%

Breakdown of 2002 sales per product category



Spain
4.5%
Other
4%
France
79.7%
Portugal
6.8%
Belgium
5%

Breakdown of 2002 sales per geographic area

Competitive environment and positioning

In the face of competition from the hypermarkets (Carrefour, Auchan, Leclerc, etc.) as well as the specialist retailers (Virgin, Darty, Boulanger, etc.), Fnac continues to strengthen its position as market leader in the various product segments. The company has a 15.6% market share in books, 23.7% in records and 11.5% in technical products. *(source: GFK Market Research and professional bodies).*

2002 highlights

- Continued growth of the Fnac chain with the opening of 4 stores in France (Brest, Toulouse-Labège, Amiens and Fnac Digitale in Paris) and 5 stores abroad (2 in Italy, 1 in Brazil, 1 in Portugal and 1 in Switzerland).
- Opening of Surcouf stores outside Paris (Strasbourg and Belle-Epine in the Paris suburbs).
- Opening of 3 Fnac Junior stores (Dijon, Grenoble and Belle-Epine).
- Launch of the Fnac 1 year membership card, specifically aimed at giving the younger age groups access to membership benefits.
- Operational launch of an after-sales service processing structure, involving completely new PC applications.

Strategy and outlook

Fnac's growth strategy hinges on 4 major themes:

Strengthening Fnac's presence in France in large and medium-sized cities

The company plans to gain additional market share by increasing the number of outlets in major cities, by continuing to open stores in medium-sized cities and by expanding the selling space of some existing stores. Three new store openings are planned for 2003 (Chartres, Evry 2 and Grenoble).

Developing the "click and store" concept

Fnac.com is the leading proponent in France of the "click and store" concept, aimed at exploiting the synergies between physical in-store shopping and shopping via Internet. The company has e-commerce websites in France, Spain, Portugal and Brazil. Internet business (fnac.com, surcouf.com and eveiletjeux.com), up 81.4 % on 2001, accounted for 2.1% of total company sales.

Establishing this successful concept on a permanent basis in existing markets abroad

Fnac will emphasise further development in those countries where it already has a strong presence.

THE SUCCESS OF THE YEAR

On November 14th 2002, Fnac opened Fnac Digitale, a new store in the heart of the Paris Latin Quarter. This new concept illustrates the company's ambition: making all the new technologies in the world of computers, sound and imaging products available to the general public. Store display techniques are innovative, for the first time displaying interconnected products both in the showroom area and on the "techno-linked carrousels", where customers can handle them.

In 2002, international sales accounted for 23% of store sales, with 32 stores abroad spread over 7 countries (Belgium, Spain, Portugal, Italy, Switzerland, Brazil and Taiwan). Overseas expansion will continue during 2003 with 6 new openings planned in Portugal, Spain, Switzerland, Italy and Brazil. With a chain of 45 stores by the year 2005, Fnac aims to generate around 30% of store sales from its overseas operations.

Continuing the development of the specialised stores

With 23 stores, Fnac Junior has become a significant player. This is due to the innovative nature of its offer which meets the expectations of its targeted customer base: children. Fnac Junior plans to open 5 new stores in 2003. Surcouf is working on an expansion programme at a national level and will have 3 additional stores (2 in the French regions and 1 in Paris) by 2004.

Number of stores and selling area

	2001	2002
France	60	64
Belgium	6	6
Spain	8	8
Portugal	5	6
Brazil	2	3
Taiwan	2	2
Italy	2	4
Switzerland	2	3
Total	87	96
Total selling area (sq.m.)	199,809	219,162
Paris and Paris area	56,677	60,581
French regions	80,594	86,448
International	62,538	72,133
Fnac Service	156	146
Fnac Junior	20	23

GUCCI GROUP

"In the very difficult environment in 2002, we pursued intensely our strategy to maintain Gucci's exceptional profitability through inventory management and strict cost control and to grow each of our newer brands through product development, investment in communication and the creation of a truly global retail network."

Domenico De Sole, Chairman and CEO of Gucci Group.


785.3
2,210.1
2,541.6
2,541.7
22.1%
19.0%
15.9%
12.1%
1999 (1)
2000 (2)
2001 (2)
2002 (2)

Sales
(in € millions)
and operating margin
(as a % of sales)

(1) From February 1 to October 31, 1999.
(2) From November 1 to October 31.

10 459
EMPLOYEES
(AVERAGE NUMBER)

336
DIRECTLY OPERATED STORES,
OF WHICH 173 GUCCI AND
46 YVES SAINT LAURENT

Gucci Group is one of the world's leading multi-brand luxury goods companies. Through its brands, Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, BÉDAT & CO., Alexander McQueen, Stella McCartney and Balenciaga, the group designs, produces and distributes high-quality personal luxury items, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. Gucci Group's retail network includes directly operated stores throughout the world, while wholesale includes franchise stores and points of sale in select duty free, department and specialty stores.

Competitive environment and positioning

The Company faces substantial competition in all product lines and markets in which it competes. The Company competes with well-known, high quality international luxury goods companies such as Armani, Bulgari, Cartier, Chanel, Ferragamo, Hermès, Louis Vuitton, Prada, as well as a large number of other international and regional purveyors of some or all of the types of products distributed by the Company.

Breakdown of 2002* sales per company


Other brands
11.6%
Gucci
62.0%
YSL Beauté
21.0%
Yves Saint Laurent
5.4%

** From November 1, 2001 to October 31, 2002.*

Objective and Strategy

Gucci Group's prime objective is to increase shareholder value through growth in revenue, earnings, cash flow and return on investment. Currently and in the short term, Gucci Group's focus is to integrate, develop and maximize the value of the recently acquired brands. This work entails primarily developing new products and advertising campaigns for each brand and significantly increasing and enhancing the quality of distribution through new directly operated stores and points of sale in the finest specialty and department stores.

In the medium term, Gucci Group may make additional acquisitions, but only on condition that a brand would add value to the group and be available at an extremely attractive price.

The Company believes that proper management of a luxury goods brand entails:

- a powerful brand, differentiated though distinct, high quality merchandise and strong communication;
- controlled distribution, often through directly operated stores;
- efficient and high quality production and/or sourcing; and
- capable and committed management.

Brand & Product Distinction

Gucci Group brands include some of the best known in the luxury industry and those which management believes have excellent potential to become global names. Outstanding image and product quality mean that each of the group's brands is squarely situated in the high or premium segment of the luxury goods market. Gucci Group supports each brand with substantial communication, which includes advertising, store and point-of-sale displays and special events. Significant editorial coverage strengthens the presence of the brands in the market.

Distribution

The group limits distribution to directly owned stores and a select number of wholesale doors - franchise stores and points of sale in high end duty free, department and specialty stores. This policy assures that Gucci Group's products are sold in environments and at prices befitting a luxury brand.

Production & Sourcing

Gucci Group develops in-house prototypes of all new products and exercises strict control over manufacturing, either producing the merchandise itself or subcontracting production to third parties whose workmanship is subject to strict and constant quality control. This structure assures the highest quality production, while allowing Gucci Group to maintain a flexible cost base. Licensees also work closely with the group and adhere to strict design, production and distribution controls.

Management

Gucci Group strives to maintain an entrepreneurial culture in order to attract top management talent and to execute in a rapid and flexible fashion.

Directly operated stores	October 31, 2000	October 31, 2001	October 31, 2002
Gucci	141	157	173
Yves Saint Laurent	22	41	46
Other Brands	33	80	117
Total	196	278	336

BRAND PORTFOLIO

GUCCI DIVISION


Other
4.2%
Royalities
3.1%
Leather goods
48.0%
Jewerly
5.7%
Watches
13.1%
Ready
to wear
14.5%
Shoes
11.4%

Breakdown of 2002*
Gucci division sales per product category


Other
2.7%
Rest of Asia
17.4%
United States
21.1%
Japan
26.6%
Europe
32.2%

Breakdown of 2002*
Gucci division sales per geographic area

* *From November 1, 2001 to October 31, 2002.*

Gucci produces and distributes leather goods (handbags; small leather goods; luggage), ready-to-wear, shoes, ties and scarves, watches and jewelry. All merchandise is produced nearly exclusively in Italy and Switzerland and is sold primarily through directly operated stores as well as through limited wholesale distribution channels including mono-brand franchise stores, fine travel retailers and luxury department and specialty stores throughout the world. Gucci's licensees manufacture and distribute eyewear, perfume and, in certain markets, men's ready-to-wear.

Gucci experienced particularly difficult trading in the United States and Europe as a result of the negative consumer sentiment and declines in Japanese and American travel and tourism. However, strong sales to local customers in Japan and non-Japan Asia mitigated the negative impact of the fragile global economy and the weak tourist business.

During the period Gucci focused on profitability. The business achieved an outstanding gross margin at 71.2% as management carefully managed product purchases to avoid excessive markdowns. The company also cut operating expenses by exercising strict control over discretionary expenditures and reducing, when necessary, personnel and other fixed costs. The combination of a robust gross margin and lower selling, general and administrative expenses allowed Gucci to achieve an operating margin before goodwill and trademark amortization of approximately 29% for the twelve month period ended October 31, 2002. Finally, Gucci moved aggressively to negotiate discounts with many of its suppliers and continued to review general and administrative expense items with the objective to further reduce expenditures in the coming seasons.

Gucci undertook several key initiatives to strengthen its position in the luxury industry. It opened important stores on Avenue Montaigne in Paris and Madison Avenue in New York in September and secured a location for a larger store on Bond Street in London that will open in the first half of 2003. Also, after partially re-opening its store on via Montenapoleone in Milan after substantial refurbishment, Gucci fully unveiled the completed flagship in November, which at 2,044 sq.m. is today the largest among the brand's 173 directly operated stores.

Gucci continued development of exclusive product collections, including limited edition handbags, made-to-measure ready-to-wear and made-to-order ready-to-wear, handbags and shoes. These lines are enhancing the brand's image and thereby helping to assure growth in the coming seasons. The division also significantly broadened Gucci's jewelry collection, expanded dedicated jewelry areas in flagship stores and in late 2002 opened a free standing jewelry store in Rome.

Gucci Group firmly believes that Gucci will maintain its leading position in the luxury goods industry and continue to grow in future seasons. Continued strict attention to cost control will assure that Gucci in the future continues to deliver one of the strongest operating results in the luxury industry.

YVES SAINT LAURENT

Yves Saint Laurent products include principally women's and men's ready-to-wear, leather goods and shoes sold under the Rive Gauche label. Yves Saint Laurent distributes through directly operated and franchised stores throughout the world and through points of sale in select department and specialty stores. Yves Saint Laurent licenses the rights to manufacture and distribute certain products, including men's apparel, accessories and eyewear.

In the twelve month period ended October 31, 2002, Yves Saint Laurent achieved revenue growth of 51.8%, which was driven by a double digit increase in retail sales and a 47% in distribution sales. Leather goods sales more than tripled to represent approximately 17% of total revenues.

The growth is clear evidence of management's ability to turn Yves Saint Laurent into a leading luxury goods house, with significant presence in ready-to-wear, leather goods and accessories. The momentum in ready-to-wear is illustrated by the awards bestowed on Tom Ford for his work at Yves Saint Laurent and the growing editorial coverage the brand has enjoyed over the last two years. The overwhelming success of the *Mombasa* handbag and the recent introduction of new lines, such as the *Marquise* and *Colonial*, have underpinned Yves Saint Laurent's emergence as a major player in leather goods.

In 2002 Yves Saint Laurent launched two important product categories: watches and eyewear. The first Yves Saint Laurent watch, a distinctive and elegant model, was presented to select retailers in France and the United States in Summer 2002 and became available at selected watch stores in these two countries, as well as at directly operated stores throughout the world, in November. Sales of Yves Saint Laurent eyewear, manufactured and distributed by licensee Safilo, began in Spring 2002, and the product already has begun to contribute meaningfully to royalty income.

Yves Saint Laurent continued to develop rapidly its retail network. Directly operated stores numbered 46 as of October 31, 2002, up from 41 twelve months earlier. Important openings included the flagships on via Montenapoleone in Milan and on Canton Road in Hong Kong. In 2003, Yves Saint Laurent is scheduled to open large stores on Rue Faubourg Saint-Honoré in Paris, Rodeo Drive in Los Angeles, Bond Street in London and 57th Street in New York. The number of company owned stores is forecast to be approximately 58 by the end of 2003.

Leading US and European specialty retailers believe strongly in the potential of Yves Saint Laurent as many are dedicating to the brand three-wall "hard" format shops-in-shop on their luxury accessory floors, which is some of the most productive floor space in the department and specialty store industry. Yves Saint Laurent finished calendar 2002 with approximately 30 hard shop-in-shop and plans to have approximately 50 at the end of 2003.

Based on the recent outstanding sales trends, continued significant investment in product and communication and the rapidly expanding distribution network, Gucci Group believes Yves Saint Laurent will generate high double-digit growth in the coming seasons and reach profitability in the medium term.

YSL BEAUTE

YSL Beauté manufactures and distributes Yves Saint Laurent brand perfumes and cosmetics and Roger & Gallet brand toiletries as well as perfumes and cosmetics under license for Oscar de la Renta, Van Cleef & Arpels and Fendi. YSL Beauté is fully integrated, with manufacturing facilities in France and 15 distribution affiliates. YSL Beauté sells to select department and specialty stores and duty free retailers and uses distributors to reach the smaller markets not covered by its affiliates.

YSL Beauté's positive sales performance in the twelve month period ended October 31, 2002 was driven by the continuing development of Yves Saint Laurent brand perfumes and cosmetics, which achieved approximately 5% sales growth.

Opium, which remains one of the most sold perfume in the world since its launch 25 years ago, experienced outstanding sales growth, indicating that the relaunch of the line has allowed it to successfully reach a new generation of customers. Sales trends of the other pillar fragrance lines, *Paris* and *Kouros*, also were positive in 2002. Sales of make-up were especially strong on the back of the *Ligne Intense* launch and improvements in distribution.

In July YSL Beauté presented *M7*, the new Yves Saint Laurent's men's fragrance. Sales in the pre-Christmas period were strong with retailers having placed re-orders ahead of Christmas.

Among the licensed brands, YSL Beauté successfully launched Intrusion by Oscar de la Renta and Murmure by Van Cleef & Arpels. The company is also developing new fragrances for Stella McCartney, Alexander McQueen and Ermenegildo Zegna to be launched in 2003 and took over worldwide distribution of Boucheron fragrances in February 2003.

YSL Beauté further improved distribution by obtaining better positions in key department stores and installing new store counters consistent with Yves Saint Laurent's rejuvenated image. YSL Beauté also continued to eliminate inappropriate doors, lowering worldwide points-of-sale to an optimal level of approximately 15,000 and thus completing a three-year reorganization of the distribution network.

Management believes the rejuvenation of Yves Saint Laurent will benefit the brand's perfume and cosmetics sales in the coming years. The launch of Stella McCartney, Alexander McQueen and Ermenegildo Zegna fragrances will provide YSL Beauté with growth opportunities. Gucci Group also expects the business to increase profitability through continued strict cost control and the positive operating leverage achieved through sales growth.

OTHER OPERATIONS

Sergio Rossi

Sergio Rossi is a leading Italian designer, producer and distributor of luxury women's footwear. In addition to women's shoes, Sergio Rossi produces and distributes handbags and men's footwear. Sergio Rossi distributes through directly operated stores, franchisees, and points of sale in select department and specialty stores.

Sergio Rossi enjoyed healthy retail sales growth thanks to strong spring/summer and fall/winter 2002 collections. The company opened important stores, featuring a new design concept, in London (Bond Street), New York (Madison Avenue), Beverly Hills (Rodeo Drive) and Ala Moana in Hawaii in 2002, increasing the number of directly operated stores to approximately 40 by year end. The company also continued construction of a new state-of-the-art production facility, which it will inaugurate in Spring 2003.

Boucheron

Boucheron products include fine jewelry (haute joaillerie; joaillerie), prestige watches and perfumes. Boucheron distributes jewelry exclusively through directly operated stores, including its flagship store on Place Vendôme in Paris, and timepieces through both its directly operated stores and select department and specialty stores. Boucheron distributes perfume and cosmetics through affiliates in the United States and France and through wholesale agents in other markets.

Last year Boucheron launched its first jewelry collection from its new creative director, *Dangerous Beauty*, which arrived in stores in early November. Boucheron also made great strides to internationalize and enhance its distribution, having opened flagships in Ginza Tokyo, London (Bond Street) and Milan (via Montenapoleone) in the second half of 2002. In 2003, Boucheron will open stores in New York (5th Avenue) and Paris (Rue Faubourg Saint-Honoré), thereby significantly increasing its presence in the most important prestige jewelry locations in the world. The company also will launch new watch lines and enhance the jewelry collection.

Bottega Veneta

Bottega Veneta is a leading Italian designer, producer and distributor of luxury leather goods, shoes and ready-to-wear. Bottega Veneta's principal product lines include women's handbags and sacks, of which the woven intrecciato is the most well-known.

Bottega Veneta more than doubled retail sales growth in the twelve month period ended October 31, 2002. After having developed commercially successful spring/summer lines, the company presented a critically acclaimed fall/winter 2002 collection, which included classic and elegant handbags, leather accessories and shoes and selected items of men's and women's leather and knit ready-to-wear.

Bottega Veneta opened important directly-operated stores on in Paris (Rue Faubourg Saint-Honoré) and London (Sloane Street) in July and in its worldwide flagship in Milan (via Montenapoleone) in September. The company has experienced excellent results in its new European stores and in Japan where the elegance and high artisan quality of its product has attracted both long time customers as well as younger sophisticated customers.

BÉDAT & C°

BÉDAT & C°, in the context of the worldwide slowdown in the fine watch trade in 2002, concentrated on expanding distribution in Italy, Japan and Hong Kong and has enjoyed excellent response to its high quality and distinctive product.

EMERGING BRANDS

The Emerging Brands include Stella McCartney, Alexander McQueen and Balenciaga. Smaller than the Group's other brands, these businesses sell primarily women's ready-to-wear and accessories through select department and specialty stores.

Each brand enjoyed healthy consumer demand for its spring/summer and fall/winter 2002 collections. Stella McCartney, which opened a 400 sq.m. store on 14th Street in lower Manhattan, will open boutiques off Bond Steet in London and in Beverly Hills in 2003. Alexander McQueen, which also opened a 400 sq.m. store on 14th Street, will open important stores on Bond Street in London and off via Montenapoleone in Milan in 2003. Balenciaga completely refurbished its flagship on Avenue George V in Paris in 2002 and in 2003 will open its second directly operated store, to be located in the Chelsea district of New York.

REXEL

"Motivating our sales force and adjusting our cost structure represent key growth factors that will enable us to restore an upward trend in profits and bolster our position as the leading global player."

Jean-Charles Pauze, Chairman and CEO of Rexel.



4,952.2
5,514.2
7,109.8
7,958.3
7,374.4
5.5%
6.0%
5.8%
5.0%
4.0%
1998 1999* 2000 2001 2002

** 2000 Accounting standards.*

Sales (in € millions) **and operating margin** (as a % of sales)

23,772 EMPLOYEES (AVERAGE NUMBER)

2 MILLION sq. m. OF SELLING SPACE

220,000 sq. m. OF LOGISTICAL SPACE

4,700 STAFF TRAINED IN 2002 IN 712 SESSIONS

A PRESENCE IN 32 COUNTRIES

74% OF INTERNATIONAL SALES

MORE THAN 1.2 MILLION OF REFERENCES SOLD

100,000 NEW REFERENCES PER YEAR

Rexel is the world leader in the distribution of electrical parts and supplies. Playing a central role in dealings between manufacturers and construction and industrial businesses, Rexel offers its customers a segmented product range based on recognised brands, solutions and technical know-how.

Environment and positioning

With a 7% share of the world market, Rexel is the leader in the market where it operates estimated at € 100 billion (source: company's estimates). The highly fragmented market, technological advances in electrical equipment and increasing consumption both in mature markets and in countries with untapped potential (Asia, Eastern Europe and Latin America) offer Rexel scope for major expansion, over and above a difficult economic

Breakdown of 2002 sales per product category



Security/ Communication 7%
White/ Brown goods 1%
Tools 3%
Lighting 18%
Industrial equipment 4%
Domestic equipment 42%
Wires, ducts and cables 25%



Asia-Pacific 6%
France 26%
Americas 40%
Europe (excl. France) 28%

Breakdown of 2002 sales per geographic area

climate. The only company with a foothold on four continents, Rexel is capitalising on its "pure player" position and outstanding geographical reach of more than 1,800 branches. Sonepar, Graybar and Hagemeyer are Rexel's major competitors.

2002 highlights

- Disposal of the activity in Argentina.
- Opening of the first "Cabling Centre" in Spain, a permanent display of new cabling systems
- Launch of Bizline, a new product range comprising tools, lamps and clamp collars, designed and developed by Rexel in France, and Citadel safety products in Italy.
- Rollout of "ALIS" in Europe (mainly in Spain, Italy and Germany), a sales analysis tool that records information on customers' purchasing habits in order to improve loyalty, and gauge and improve the efficiency of the sales organisation.
- Unveiling in October 2002 of measures aimed at adjusting the scale of operations in order to reflect the economic environment thanks to a speed up reduction in operating expenses, a streamlined logistics organisation and rationalised branch locations in certain countries, as well as an enhanced investment selectivity. This translated into exceptional charges of € 162.7 million in 2002.

Strategy and outlook

Against the backdrop of an economic slowdown and poor visibility, Rexel has set itself two key objectives: boosting sales and cutting costs. To this end, Rexel has set out the following prime objectives:

Motivating sales forces, through campaigns targeted at the customer base and sales margin, particularly personalisation according to customer segment and the development of innovative services, such as theme catalogues or a quotation aid for installation engineers, or even the specialisation of part of the sales force.

THE SUCCESS OF THE YEAR

For the fourth year running, Rexel has renewed its international lighting promotion: "Relamp Jackpot". Organised in 22 countries, from October to November 2002, this campaign enabled to post a 9% growth in lamp sales. In addition to a broad lamp range, selected from among the world's leading brands, Rexel has undertaken to supply products matching its "3 E" concept: Ecological, i.e. more economical and uses less electricity, Electronic, i.e. more comfort and less heat emitted, Economic, i.e. longer lasting and cheaper to replace lamps.

Bolstering its status as the leading global player by consolidating its position in the industrialised countries (North America and Europe), strengthening its foothold in European countries where the company has a low market share (Italy, Iberian peninsula) and greater penetration of untapped markets where it already has a presence (Asia, Eastern Europe).

Making structural adjustments by continuing to reduce staff numbers in 2003, streamlining the logistical organisation and adapting the store network.

In the medium term, the continued productivity drive and the pursuit of adaptation measures should enable Rexel to improve its profitability.

Number of branches

	2001	2002
Europe	1,020	1,005
Americas	585	544
Oceania + Asia	265	255
Total	1,870	1,804

PINAULT BOIS & MATERIAUX

"2002 has been a commercially successful year, marked by improvements in the environment and working conditions, a year of consolidation as regards our business."

Patrick Bérard, Chairman and CEO of Pinault Bois & Matériaux.


959.8
1,018.7
1,183.7
1,287.2
1,295.1
4.3%
5.1%
5.3%
5.5%
5.6%
1998
1999*
2000
2001
2002

** 2000 Accounting standards.*

Sales (in € millions) **and operating margin** (as a % of sales)

5,284
EMPLOYEES (AVERAGE NUMBER)

259
DISTRIBUTION BRANCHES

10
TIMBER IMPORTING AND PROCESSING SITES

890,000
CUBIC METER OF IMPORTED TIMBER

Pinault Bois & Matériaux is a major player in the sale of timber and building materials in France via two complementary businesses: the distribution of building materials, the main activity, and timber imports and processing. The product range of the Distribution business is mainly aimed at Business to Business customers, and consists of building materials such as panelling, building-shell materials, insulation products, wood and roofing materials, and interior decoration materials. Upstream from this area of activity is the import and wood-processing business, where timber is exclusively sold to the profession either untreated or after processing in its sawing, planing and treatment units.


Accessories
6 %
Misc.
6.3 %
Joinery and exterior fittings
9.3%
Timber and panels
24.5%
Interior fittings
11.3%
Materials
16%
Insulation
13.2%
Roofing
13.4%

Breakdown of 2002 distribution sales per product category (at constant structure)


East
9%
Paris region North-Normandy
26%
Mediterranean
10%
West
22%
Aquitaine
17%
Centre-West
16%

Breakdown of 2002 sales per region in France (at constant structure)

Competitive environment and positioning

Pinault Bois & Matériaux is the number two integrated company in the distribution of building materials in France, with an estimated market share of 12% *(source: Négoscope)*. The whole market sector is fragmented, with Point P (Saint-Gobain) as the national leader holding a market share of almost 22%, and a multitude of smaller players (totalling around 4,800 outlets under the management of nearly 2,700 companies in 2001) *(source: Journal du Négoce)*. Pinault Bois & Matériaux is playing an active role in helping to consolidate the market by using its competitive strengths to the full: its integrated network of 259 sales outlets, its business know-how, and its experience of acquisitions and integration.
Pinault Bois & Matériaux is the leading timber importer in France, with an estimated 25% market share *(source: European Softwood conference)*. Its main competitors are the distribution subsidiaries of Scandinavian groups, which distribute their timber through various operations terminals in France (Stora Enso, Bois de la Baltique, Finnforest and Wisa Timber).

2002 highlights

- Strengthening its positions in the construction materials business in the Aquitaine, Mediterranean and Ile-de-France regions, with the acquisition of three companies : the Trichet Group, Roasio Matériaux and Crea.
- Developing new skills as a result of the acquisition of Carmat, a tiling specialist in the Vendée and Loire-Atlantique regions (sales of € 28 million).
- Divesting its Moroccan business to CFAO.

Strategy and outlook

Pinault Bois & Matériaux is looking to develop its business in order to gain additional profitable market share, both by organic growth and by acquisitions. Its growth strategy is based on the following themes:

Improving national coverage by selective external growth, by :

- acquiring outlets in those high potential market regions where Pinault Bois & Matériaux is currently under-represented, particularly in South and South-East France as well as in the Rhône-Alpes region.
- enhancing its national network coverage in rural and semi-urban areas in order to get nearer to the customer and to adapt its offer to the needs of each specific catchment area while at the same time minimising transport costs.
- acquiring new skills and know-how in order to differentiate itself from the competition.

Developing organic growth by strengthening areas of specialisation in the most promising regions

Pinault Bois & Matériaux provides growth to its distribution branches by adding areas of specialisation and offering value-added products. Regarding timber, the company is continually improving the quality of its timber offer, and continues to develop environmental products within its subsidiary Cerland and its ranges of Silverwood and planed products.

Continuing to improve profitability

Adding high value-added products and enhancing its outlet network will enable the company to continue to improve profitability.

THE SUCCESS OF THE YEAR

Putting together an offer for an outside decoration project using Cerland products generated 15% growth in this area. Additionally, the insulation product range has been considerably strengthened as a result of new regulations, new technical equipment has been installed and a major training plan has been implemented for all sales staff.

Number of branches

	2001	2002
Number of branches:	247	259
with display areas	169	175
with self-service counters	109	113
Covered warehouse space (sq.m.)	**1,010,361**	**1,063,616**

GUILBERT

"The improvement in our operating results, in what has been a difficult context in almost every country, is clear evidence of the momentum and progress that are being achieved. By refocusing on direct sales we are already starting to capitalise on business synergies internationally and to maximise the investments that were made in previous years."
Pascal Martin, Chairman of the Management Board of Guilbert.


1,797.2
1,711.2
1,515.5
1,159.8
992.4
9.2%
7.7%
6.1%
6.2%
5.8%
1998
1999*
2000
2001
2002
*2000 Accounting standards.

Sales (in € millions) and operating margin (as a % of sales)

Guilbert is the European leader for office supplies and furniture. With a presence in 9 European countries, Guilbert sells its products through a network of 1,500 sales representatives who are in direct contact with major accounts as well as medium-sized European companies. There are more than 9,500 product references available, of which 2,400 are under its own brand name, Niceday.

6,729
EMPLOYEES (AVERAGE NUMBER)

1,500
SALES REPRESENTATIVES IN EUROPE

625,000
CATALOGUES SENT OUT IN 2002

170,000 sq. m.
OF LOGISTICAL SPACE

17
ORDER PROCESSING WAREHOUSES IN EUROPE

MORE THAN 120,000
PARCELS DELIVERED EVERY DAY


Computer consumables 32%
Other 7%
Office supplies 38%
Paper 14%
Furniture 9%
Breakdown of 2002 sales per product


Netherlands 5.9%
Belgium 1.8%
Portugal 0.1%
France 44%
Spain 2.9%
Italy 4.9%
Germany 7.5%
United Kingdom 32.9%
Breakdown of 2002 sales per geographic area

Competitive environment and positioning

During 2002 the European direct sales market for office supplies, which is valued at around € 25 billion, continued to re-structure and consolidate. The three main players, Buhrmann, Lyreco and Guilbert now account for 18% of the European market. Guilbert is the leader with a market share of nearly 16% in France, 14 % in the United Kingdom and almost 7% in Europe *(source: in-house estimates)*. The company continues to gain market share due to a high-quality customer portfolio, broad geographical presence and an innovative product and service offer.

2002 highlights

- Refocusing on direct sales with the disposal of the home shopping division to the American retailer Staples Inc at a price of € 825 million, representing a multiple of 16 in relation to operating income.
- Finalising the acquisition of Corporate Express Nederland within Guilbert Nederlands, the second largest player in the office supplies market and merger of the organisations.
- Launching of the GuilWebeasy website enabling small and medium-sized client companies to enter their orders to Guilbert France.
- Redeploying the sales teams in France, the United Kingdom and Ireland on the basis of new customer segments: major international accounts, major national accounts and regional accounts/Field Sales.

Strategy and outlook

In 2002, Pinault-Printemps-Redoute announced the disposal of Guilbert's home shopping activities. This business, comprising JPG and Bernard in France and Belgium, Neat Ideas in the United Kingdom, Kalamazoo in Spain and Mondoffice in Italy, accounted for almost 25% of Guilbert's 2001 sales. After this decision to refocus on its direct sales strategy, Guilbert remains the leading player in the European office supplies market. This divestment has in no way affected Guilbert's market positioning: neither its status as European leader, nor its competitiveness. Reinforcing this leadership remains the company's main priority. This objective will be attained by:

- Continued expansion of Guilbert both in France and abroad, by organic growth and selective acquisitions;
- Accelerating the implementation of greater synergies at the international level, broadening both the product and the value-added service offers, modernising and adapting the logistics infrastructures.
- Rolling-out the electronic options, Guilweb and GuilWebeasy, and in particular launching GuilWebeasy internationally.

THE SUCCESS OF THE YEAR

In September 2002, Guilbert launched GuilWebeasy, its new Internet-based ordering system for small and medium-sized companies. This site completes Guilbert's e-business offer, which already included sites servicing major accounts and large corporate clients in Germany, Belgium, France, Ireland, Holland and the United Kingdom. This easy-to-use online order system is customised in order to retain the close customer-supplier relationship that exists in this market sector. GuilWebeasy will go live in Belgium and Spain during 2003. Guilbert hopes that, within 2 years, 50% of its 45,000 potential customer accounts will make use of this new service. As at end 2002, Guilbert's on-line business accounted for 11.5% of total company sales.

CFAO

"In 2002, CFAO pursued the geographical expansion of its strategic businesses and continued to gain market share in each of its activities. The group's drive and commitment have intensified."

Alain Viry, Chairman and CEO of CFAO.


1 062.1
1 048.5
1 247.2
1 477.2
1 619.5
9.2%
9.6%
8.8%
8.9%
8.9%
1998
1999*
2000
2001
2002

* 2000 Accounting standards.

Sales (in € millions) **and operating margin** (as a % of sales)

9,370
EMPLOYEES (AVERAGE NUMBER)

EXCLUSIVE DISTRIBUTOR FOR MAJOR AUTOMOBILE MANUFACTURERS, SUCH AS TOYOTA, PEUGEOT, NISSAN, MITSUBISHI, RENAULT V.I., GENERAL MOTORS, MERCEDES, BRIDGESTONE OR YAMAHA

23,183 CARS SOLD

79
CAR DEALERSHIPS

6,000
PHARMACIES SERVED PER DAY

69,451
MOTOCYCLES AND TWO-WHEELED VEHICLES DISTRIBUTED PER YEAR

5,000
CONTAINERS (OR 125,000 CUBIC METERS OF PRODUCTS EXPORTED)

CFAO is the leader in specialised distribution in Africa and the French overseas departments and territories in three core businesses: the automobile sector, health, and the new information and communication technologies. By setting up CFAO Technologies in late 2001, the CFAO group expressed its ambition to become a major player in IT, office automation and telecommunications – all booming markets in Africa. At the end of 2002, the CFAO group had operations in 28 African countries, Mauritius and the six French overseas departments and territories.

Competitive environment and positioning

In Africa, a region of major contrasts, CFAO is expanding thanks to a professional organisation, recognised know-how and a range of high-quality services. In the automobile sector, the group has captured market


Technology 4%
Trading 10%
Automobile 46%
Industry 10%
Pharmaceuticals 30%

Breakdown of 2002 sales per product category


France (export) 5.6%
West and Central Africa CFA zone 43%
French Overseas territories 28.6%
North Africa 6%
East Africa 5.3%
West and Central Africa non-CFA zone 11.5%

Breakdown of 2002 economic* sales per geographic area

* Including equity affiliates.

shares bordering on 40% in most Western and Central African countries. It is faced with local and regional competition. In the French overseas departments and territories, competition is fierce and more fragmented. In the areas of health, with Eurapharma, as well as in new technologies, CFAO is establishing its leadership by extending its geographical reach and broadening its range of services.

2002 highlights

- Improved market share in the automobile sector, stepping up activity in Algeria and Morocco and establishment of new operations in Malawi.
- Growth in pharmaceutical distribution in Egypt: with the opening of two new stores will enable Ibn Sina Laborex to cover more than half of the country.
- Rollout of CFAO Technologies an "integrator of solutions" in eight countries.
- Setting up SVP 21 – CRM software for providing a wider range and better quality of services to its car dealer customers.

Strategy and outlook

CFAO has transformed a geographical organisation into a dedicated organisation divided into businesses, thereby strengthening the company's expertise. Upstream, it satisfies the expectations of suppliers who prefer to entrust the distribution of their brands and products to specialists, and downstream, it meets the needs of customers who are no longer merely looking for products but also all the related services.
The main areas of development have therefore been set out for each business unit:

Bolstering market leadership in automobile distribution

CFAO will consolidate its position by accelerating its development in North Africa and by broadening its range of services. The scope of its offer (quick servicing, assembly, after-sales service, hiring) is a distinguishing factor that will enable the group to develop loyalty among Business to Business and private customers alike.

THE SUCCESS OF THE YEAR

CFAO Technologies gained momentum in 2002, notably with the signature of a partnership with IBM, the worldwide leader in information technology. IBM has been operating in Africa for 50 years, and has chosen to team up with CFAO in 18 African countries given the group's pan-African approach, its logistical organisation and its role as an integrator. Both companies share the same vision, i.e. to be the leading provider of solutions, infrastructures and information systems in Africa.
IBM therefore joins Motorola (telecommunications), Cisco (networks) and Sharp (office automation), which are also world leaders in their specialist fields and CFAO Technologies' reference partners.

Extending geographical presence in pharmaceutical distribution

Operating in Central, Western and Eastern Africa and in the French overseas departments and territories, Eurapharma is targeting its expansion drive at wider markets such as Egypt and North Africa. Eurapharma is also broadening its range of services to meet the outsourcing requirements of pharmaceutical laboratories. After winning contracts for the export logistics management of several major new laboratories in 2002, Eurapharma has entered the medical examination market, with the acquisition of RessourcEthica – a company specialising in this field.

Capturing markets and external growth for CFAO Technologies

With existing operations in French-speaking Africa and Algeria, CFAO Technologies' aim is to triple its sales by 2005 through its ambitious development plans, offering customers a broader product range, a high-quality after-sales service, as well as improved expertise within its teams.

Breakdown of 2002 products per origin

	2002
Far East	34%
of which Japan	33%
Europe	63%
of which France	54%
Other	3%

FINAREF

"On December 23, 2002, Pinault-Printemps-Redoute announced the sale of its Credit and Financial Services division to two external partners: Crédit Agricole SA for the purchase of Finaref and BNP Paribas for the purchase of 90% of Facet (the Conforama in-store credit business). With the backing of a major banking partner, Finaref will be able to pursue its expansion and enjoy new development prospects."
Alain van Groenendael, Chairman and CEO of Finaref.

1,508
EMPLOYEES
(AVERAGE NUMBER)

8.5 MILLION
STORE CARDS

5.5 BILLION EUROS
IN LOANS OUTSTANDING

5.5 MILLION
IN CUSTOMER CALLS

400 POINTS OF SALE

Finaref and its dedicated subsidiaries in credit, insurance and savings, offer a complete range of financial products and services to customers of the Group's retail companies, as well as to other partners in France and internationally. Its growth strategy is based on a multi-product, multi-channel distribution network, with a key focus on the customer.

Competititive environment and positioning

Finaref, the number one store card provider in France with 8.5 million cards and € 5.5 billion in loans outstanding, is the number three player in the French consumer credit market. In terms of market share held by Members of the ASF, ("Association française des Sociétés Financières"), Finaref holds an 11% market share, behind Cetelem (BNP-Paribas) at 33% and Sofinco (Crédit Agricole) at 21%, followed by Cofinoga (Galeries Lafayette Group) at 8.6% and Cofidis at 6.2%.


Surcouf Card 0.1%
Pocket Card 1.7%
Other 0.1%
Printemps Card 10.5%
Fnac Card 13.6%
Conforama Card 27%
Kangourou Card 47%

Breakdown of cards at 31/12/2002


Finance UK 6%
Finaref Benelux 1%
Finaref Nordic 5%
Finaref 65%
Facet 23%

Breakdown of 2002 new loans per company

2002 highlights

- Expanding the store card offer, particularly La Redoute's Kangourou card which has added new services, thereby increasing customer loyalty.
- Renewing the insurance offer, notably with the development of "credit card and property" products, which guarantee the replacement of goods purchased throughout the chain (technological and nomadic products).
- Launch of the savings activity, a new business area increasing Finaref's financial services offer, with its savings passbook in May 2002.
- Launch of the Fnac card in Belgium and establishment of Finaref in Italy, Spain and Portugal in order to support the Group companies with their credit activities.
- Obtaining of a "credit card" licence in order to increase store card usage for cash withdrawals and payments outside the company.
- Divestment of Finaref to Crédit Agricole and sale of 90% of credit activities in the Conforama stores (Facet) to BNP Paribas.

In € millions	New loans 2001	New loans 2002
FINAREF	**2,518**	**2,532**
Kangourou Card	958	990
Mistral Account	658	600
Espace	180	217
Printemps Card	326	336
Fnac Card	331	312
Challenger Account	64	70
Other	1	7
FACET	**984**	**909**
Conforama Card	682	611
Specific instalment loans	191	211
Non-specific instalment loans	111	87
FINAREF NORDIC (ELLOS Group)	**267**	**294**
FINANCE UK	**226**	**227**
FINAREF BENELUX	**51**	**55**
Pocket Card	28	29
Pocket Cash	23	26
Total	**4,046**	**4,017**

THE SUCCESS OF THE YEAR

Signing a partnership agreement in July with Club Méditerranée, number one in the French tourist industry, is the first such agreement concluded outside the Pinault-Printemps-Redoute group. The new card, to be launched in 2003 will provide, in addition to the payment function, holiday credit facilities, new Club Med benefits as well as a wide range of exclusive offers with the Pinault-Printemps-Redoute retail companies.

Strategy and outlook

Finaref will continue to grow as part of Crédit Agricole, a major banking group. Three main priorities have been defined for 2003:

Setting up the "Consoptimum" programme

This programme, currently in its launch phase, is targeting improved performance by adapting the product range to the consumer profiles within the various customer segments.

Enhancing store card benefits for all partners

The aim is to offer partners a wider range of services with their store cards in terms of credit, insurance and savings, thereby enabling them to boost sales and ensure customer loyalty.

Continuing the search for new partnerships

Following the set-up of a first partnership with Club Méditerranée, Finaref intends to continue its search for new partners in order to enhance its expertise in the distribution sector.

FINANCIAL INFORMATION

2002 activity report

2002 activity and results

"The Group maintained its levels of business and operating performance despite a difficult environment, and pursued its growth strategy in the Luxury Goods and Retail sectors."

Patrice Marteau, the Group's Corporate Secretary and CFO.

Strong sales performance

Pinault-Printemps-Redoute consolidated sales totalled € 27,375.4 million in 2002, down by 1.5% on the previous year. This growth in actual sales is broken down by Division as follows:

(in € millions)	2002	2001	Change (%)
Retail	12,063.0	11,953.1	+0.9
Luxury Goods	2,541.7	2,541.6	-
Business to Business	12,000.2	12,519.9	-4.2
Credit and Financial Services	807.9	799.8	+1.0
Misc.	21.4	23.6	-9.3
Adjustments	(58.8)	(39.5)	ns
Consolidated total	**27,375.4**	**27,798.5**	**-1.5**

This modest sales downturn in 2002, compared to the high sales level achieved the previous year, indicates the sound underlying performance of the companies within the Group in what has been a difficult trading environment, particularly in North America.

Continued improvement on a comparable Group structure and exchange rate basis

On a comparable Group structure and exchange rate basis, the decline in Group sales was minimal, at -0.6%.

(in € millions)	Comparable Group structure and exchange rates (1)	Change	2002 actual	Change (%)
Retail	11,902.5	160.5	12,063.0	+1.3
Luxury Goods	2,522.3	19.4	2,541.7	+0.8
Business to Business	12,340.5	(340.3)	12,000.2	-2.8
Credit and Financial Services	801.5	6.4	807.9	+0.8
Misc.	22.4	(1.0)	21.4	-4.5
Adjustments	(59.2)	0.4	(58.8)	ns
Consolidated total	**27,530.0**	**(154.6)**	**27,375.4**	**-0.6**

(1) 2002 structure and exchange rates.

The € 154.6 million drop in Group activity includes a decline of € 364.5 million in North American business, mainly linked to the fall in business spending in the United States. Excluding North America, activity has increased by € 209.9 million, up 0.9%. This testifies to the resilience of the Group in a difficult economic climate.

The Retail division's activity rose again in 2002, reflecting the overall underlying strength of the business in France, and the major development in other European countries outside France. The division's growth at comparable structure and exchange rates is mainly due to Fnac's performance (+6.2%), to the first signs of recovery from Redcats (down 1.3% over the full year, but up 2.7% in the fourth quarter) mainly through the success of La Redoute's Autumn-Winter catalogue, and to the double-digit annual growth figures of the specialist catalogues VertBaudet and Somewhere. Conforama picked up in the fourth quarter, therefore limiting the downturn to 0.1% for the full year, whereas Printemps again recorded growth (+0.4%), benefiting from the boom in its Sports division (+30.8%) and the growth in the "accessories" business, notably luxury goods and watches.

25 new stores were opened in the division in 2002, representing a total of 45,618 sq.m. of additional selling space.

The Luxury Goods division recorded moderate sales growth of 0.8% at comparable structure and exchange rates in 2002 (November 1, 2001 to October 31, 2002) despite the particularly difficult economic environment, especially in North America. Outside North America, actual sales increased by 2.6%, and by 4.8% at comparable structure and exchange rates.

The Gucci group opened or renovated 66 stores over the period, including the major Gucci stores in New York, Paris and Milan, the Boucheron stores in Milan,

London and Capri and the Bottega Veneta stores in Milan, London, and Paris.
Gucci Division sales totalled €1.6 billion.
YSL Beauté sales increased by 4.4% to € 534.2 million due to its leading perfumes Opium, Paris, Kouros. M7 the new YSL men's perfume launched in October, has exceeded initial sales targets. YSL Beauté is pursuing its policy of restricting the number of its sales outlets, with a total of 15,000 compared to 22,000 last year.
Sales at Yves Saint Laurent jumped 51.8% over the period to € 136 million, benefiting from excellent sales of leather goods (representing 24.7% of sales in the fourth quarter of 2002, versus 11.5% a year earlier). In addition to the successful launch of the Mombasa bag there are now the Marquise and Colonial ranges. Five new stores were opened during the year, taking the number of directly operated stores to forty-six, while department store sales in the United States (Neiman Marcus, Saks Fifth Avenue), the United Kingdom (Harrods) and France (Printemps du Luxe) also grew. Twelve new stores will be opened in 2003.
Sales at Bottega Veneta, Balenciaga, and to a lesser extent Sergio Rossi rose substantially due to their strong brand names, their product appeal, and the growth in their network of directly operated stores.

The slowdown in like-for-like activity in the Business to Business division in 2002 mainly reflects the decrease in Rexel's sales (-5.1%), primarily due to the decline in industrial and telecommunications investment in the United States.
Nevertheless the fourth quarter of 2002 saw improved performance in all sectors of activity, with Rexel minimising its downturn at -1.1%. After substantial growth of 14.2% in 2001, CFAO's activity remained buoyant, with an increase of +5.7% despite the end-of-year events in the Ivory Coast and the downturn in Nigeria. The slight drop in Guilbert's Contract activity (-2.7%) comes at a time when the market is showing a significant decline, and it reflects the efforts made to improve margins through a more selective approach in targeting both customers and markets.

The 1% increase in like-for-like sales at Pinault Bois & Matériaux reflects the 1% growth in distribution activity (84.4% of total turnover) in a difficult environment, and the 8.3% increase in Import Distribution activity (15.1% of total sales).

Solid growth in the Credit and Financial Services division was mainly generated by Finaref's and Facet's activities in France. Average outstanding loans granted by the Credit and Financial Services division remained stable over the period.

Impact of changes in Group structure

Sales results include a net positive impact of € 116.1 million arising from external growth. It breaks down as follows:

(in € millions)	Sales 2001	Change in structure	Comparable structure	Change (%)
Retail	11,953.1	41.4	11,994.5	+0.3
Luxury Goods	2,541.6	31.6	2,573.2	+1.2
Business to Business	12,519.9	62.8	12,582.7	+0.5
Credit and Financial Services	799.8	-	799.8	-
Misc.	23.6	-	23.6	-
Adjustments	(39.5)	(19.7)	(59.2)	ns
Consolidated total	**27,798.5**	**116.1**	**27,914.6**	**+0.4**

The net positive impact of changes affecting the Retail division arises from Printemp's acquisition of Madelios in January 2002.

In the Luxury Goods division, the full-year consolidation of the acquisitions completed during 2001 (Balenciaga, Bottega Veneta, BÉDAT & C°, Di Modolo) is the major factor accounting for changes in structure.

The positive contribution of the impact of structural changes in the Business to Business division is due on the one hand to the full-year impact of Rexel's and Guilbert's acquisitions completed in 2001 (Commerce, Esco and Guilbert Office Products respectively) and CFAO's 2002 acquisitions (IBN Sina), and on the other hand to the negative impact of the divestment of Guilbert's mail-order business at October 18, 2002 for € 92.9 million.

Impact of exchange rate variations

Group sales include a negative exchange rate impact amounting to € 384.6 million, the equivalent of -1.4%.

The depreciation of the US and Canadian dollars, the yen, the Brazilian real, and to a lesser extent the british pound accounts for this negative exchange rate impact.

Sales growth by geographical area

Actual sales growth per geographical area is shown below:

(in € millions)	2002	2001	Change (%)
France	12,642.2	12,598.6	+0.3
Europe excl. France	6,724.1	6,613.2	+1.7
Americas	5,261.7	5,900.3	-10.8
Africa	1,229.3	1,151.4	+6.8
Oceania	614.7	601.9	+2.1
Asia	903.4	933.1	-3.2
Consolidated total	**27,375.4**	**27,798.5**	**-1.5**

Actual sales growth in France is mainly attributable to the Retail division's development.

Annual Group sales in Europe, excluding France, rose by 1.7%, of which 6.2% in the Retail division and 7.6% in the Luxury Goods division. This growth reflects the Group's ability to successfully roll out its retailing concepts and brands beyond its home frontiers.

Business on the American continent was particularly hampered by unfavourable exchange rate variations versus the euro and by the slowdown in business spending in Rexel's sector of activity.
Group activity in the Americas accounts for 19.2% of total sales for the year compared with 21.2% in 2001.

In Africa, business remained buoyant throughout 2002, despite the end-of-year events in the Ivory Coast and a downturn in Nigeria.

Sales growth by product category

The table below shows sales growth by product category.

(in € millions)	2002	2001	Change (%)
Electrical/Electronic goods	7,231.9	7,783.1	-7.1
Personal apparel/ Accessories	6,574.5	6,627.9	-0.8
Household goods	5,630.8	5,525.4	+1.9
Leisure/Culture	1,918.2	1,846.5	+3.9
Office supplies	1,702.2	1,811.3	-6.0
Construction materials	1,308.3	1,261.1	+3.7
Services/Royalties	841.5	853.2	-1.4
Credit and Financial Services	803.0	794.3	+1.1
Vehicles	710.7	665.4	+6.8
Pharmaceutical logistics	483.3	436.7	+10.7
Food	171.0	193.6	-11.7
Consolidated total	**27,375.4**	**27,798.5**	**-1.5**

With the exception of electrical and electronic goods where the decline is due to Rexel's performance, and of office supplies where the decrease is mainly due to the change in structure following the divestment of Guilbert's mail order business, the Group has either maintained or increased sales in all product categories, with an increase of 3.9% in leisure and cultural products, and 1.9% in household goods.

Product categories specific to the Retail and Luxury Goods sectors (leisure and culture, personal apparel/accessories and household goods) now account for 51.6% of Group sales.

Strong growth in the vehicle and pharmaceutical logistics product groups is mainly attributable to CFAO's buoyant performance.

Sales by retail format

(in € millions)	2002	2001	Change (%)
Stores	8,840.5	8,673.8	+1.9
Mail order	4,969.7	5,169.2	-3.9
Credit and Financial Services	803.0	794.3	+1.1
B to B networks	11,474.4	11,841.8	-3.1
Other	1,287.8	1,319.4	-2.4
Consolidated total	**27,375.4**	**27,798.5**	**-1.5**

Growth in store sales reflects the dynamism of this retail format in the Retail and Luxury Goods divisions, now representing 32.3% of Group sales.

The 2002 net sales contribution due to store openings/closures in the Retail and Luxury Goods divisions totalled € 144.9 million.

The fall in mail-order sales is mainly due to the impact of the divestment of Guilbert's mail order business in the fourth quarter, and the negative effect of exchange rate variations on Redcats' performance.

The decline in the B to B networks, accounting for 41.9% of sales, is mainly linked to Rexel's poor performance. Other retail formats include directly operated, non-network activity in the Luxury Goods sector and mainly imports and distribution by Pinault Bois & Matériaux.

Gross Margin

The Group's gross margin stood at € 10,589.8 million, down slightly by 0.4%.

The Group's actual gross margin rose by a significant 0.5 point to 38.7%, reflecting improved performance in Group purchasing, particularly in the Retail division following the rationalisation of cross-functional procurement techniques.

The breakdown of gross margin per Division is as follows:

(in € millions)	2002	2001	Change (%)
Retail	4,988.4	4,920.1	+1.4
Luxury Goods	1,752.5	1,785.9	-1.9
Business to Business	3,205.1	3,327.0	-3.7
Credit and Financial Services	643.2	591.7	+8.7
Miscellaneous and adjustments	0.6	3.0	ns
Consolidated total	**10,589.8**	**10,627.7**	**-0.4**

Actual gross margin by Division now stands as shown below:

(as a % of sales)	2002	2001
Retail	41.4%	41.2%
Luxury Goods	69.0%	70.3%
Business to Business	26.7%	26.6%
Credit and Financial Services	79.6%	74.0%
Consolidated Gross Margin Rate	**38.7%**	**38.2%**

On a pro-forma basis, the Group's gross margin rose from 37.0% in 2001 to 37.4% in 2002. The breakdown by Division is as follows:

(as a % of sales)	2002	2001
Retail	41.4%	41.1%
Luxury Goods	69.0%	69.9%
Business to Business	26.0%	25.8%
Credit and Financial Services	84.0%	85.4%
Consolidated pro-forma gross margin	**37.4%**	**37.0%**

On a pro-forma basis, the Group's gross margin rate grew by 0.4%, compared with a 0.6% decrease in pro-forma sales. The cost of goods and services sold fell by 1.1% on a pro-forma basis.

The decrease in the absolute value of the pro-forma margin compared to the actual margin rate is due to the impact of the partial divestment of the Credit and Financial Services division, whose contribution to the Group margin now only stands at € 48.2 million on a pro-forma basis compared with € 643.2 million on an actual basis.

Payroll expenses and other operating expenses

The Group's payroll expenses amounted to € 3,863.5 million in 2002. Actual growth was 2.9% compared with a decrease of 1.5% in actual sales over the same period.

Productivity, which measures payroll expenses in relation to gross margin, fell in 2002 to 36.5%, versus 35.3% in 2001. This slight deterioration in productivity is also apparent, in similar proportions, on a pro-forma comparison basis.

The average number of employees stands at 108,423, up slightly by 0.8% over the period, including a carry-forward impact on the 2002 financial year of an estimated 700 FTE (full-time equivalents) at Group level due to the 35-hour working week. The number of staff employed at year-end fell substantially (-2.1%), mainly through structure changes and staff reductions in the Business to Business division.

Other operating income and expenses include advertising and commercial investments and miscellaneous operating expenses (transport, buildings, IT, etc.). "Other operating expenses and income" includes depreciation and amortisation expenses of € 454.9 million compared with € 438.5 million in 2001. This increase reflects the development strategy of companies in the Luxury Goods and Retail divisions. Excluding depreciation and amortisation expenses, the remaining income and expenditure items decreased by € 12.3 million. This reflects the Group's policy of exercising tight control over operating costs in the current difficult environment.

EBITDA

This aggregate comprises earnings before interest, tax, depreciation and amortisation of fixed operating assets.

It stood at € 2,281.8 million in 2002, down 5.6% on 2001. EBITDA per Division is broken down as follows:

(in € millions)	2002	2001	Change (%)
Retail	834.2	812.9	+2.6
Luxury Goods	416.3	489.1	-14.9
Business to Business	718.2	821.2	-12.5
Credit and Financial Services	324.2	287.2	+12.9
Misc.	-11.1	6.4	ns
Consolidated total	**2,281.8**	**2,416.8**	**-5.6**

The increase in the Retail division's EBITDA mainly reflects strong performance by Redcats and Fnac.

The Luxury Goods division's EBITDA declined by 14.9%, compared with a decrease in operating income of 23.5%. This difference reflects the significant impact on the year's results made by the development of new brands within the Division and particularly of new store openings.

As a result of pro-forma EBITDA in the Luxury Goods division and the deterioration at Rexel, Group pro-forma EBITDA fell by 6.5%.

Operating income

Group operating income totalled € 1,826.9 million in 2002, down 7.7% on 2001.

Operating income per Division was as follows:

(in € millions)	2002	2001	Change (%)
Retail	613.0	590.5	+3.8
Luxury Goods	308.5	403.3	-23.5
Business to Business	606.8	712.7	-14.9
Credit and Financial Services	312.8	271.2	+15.3
Misc.	-14.2	0.6	ns
Consolidated total	**1,826.9**	**1,978.3**	**- 7.7**

The sustained growth in operating income in the Retail division is largely due to Redcats' strong recovery, continued profitable growth at Fnac, and an ongoing high level of profitability at Conforama.

The fall in operating income at the Luxury Goods division is primarily due to the operating losses generated by the revival of the Yves Saint Laurent brand, expanding the Boucheron and Bottega Veneta outlets, as well as developing the new Alexander McQueen and Stella McCartney brands.
The continued strength of operating income at the Gucci division, which at 29% continues to post high operating margin, is clear evidence of the underlying solidity of the Gucci brand in a difficult economic environment.

The Business to Business division's reduced operating income is attributable to Rexel's drop in operating income. The other companies in the Division recorded growth in operating income on a like-for-like basis.

The Credit and Financial Services division recorded double-digit growth in operating income, as a result of the combined effect of a sharp increase in its financial margin, tight control over operating costs, and a strong performance in its insurance activities.

The Group's pro-forma operating income fell by 9.5% to €1,484.7 million.
This mainly reflects the downturn in operating income from the Luxury Goods division and from Rexel.

Group operating margin fell to 6.7% in 2002, compared with 7.1% in 2001. The breakdown of profitability per Division is as follows:

(as a % of sales)	2002	2001
Retail	5.1%	4.9%
Luxury Goods	12.2%	15.9%
Business to Business	5.1%	5.7%
Credit and Financial Services	39.0%	33.9%
Consolidated total	**6.7%**	**7.1%**

The decrease in Group operating income includes the major impact of development in the Retail and Luxury Goods divisions, in line with the Gucci group's multi-brand strategy. Total development costs amounted to €179.0 million in 2002, compared with €123.5 million in 2001, representing 9.8% of operating income in 2002, compared with 6.2% in 2001.
Excluding development costs, operating margin reached 7.6% in 2002, compared with 7.8% in 2001.

Operating income by geographical area was as follows:

(in € millions)	2002	2001	Change (%)
France	856.3	928.8	-7.8
Europe excl. France	389.8	433.5	-10.1
Americas	240.5	235.8	+2.0
Africa	91.5	91.3	+0.2
Oceania	44.4	35.3	+25.8
Asia	204.4	253.6	-19.4
Consolidated total	**1,826.9**	**1,978.3**	**-7.7**

The share of operating income generated by overseas operations remained stable at 53.1%.
The decrease in operating income recorded in France and Europe is mainly attributable to Rexel's performance in these areas.

The Group's operating margin in the Americas reached 4.6% in 2002, up 0.6 points on 2001. This performance clearly reflects the major cost-cutting efforts undertaken by Group companies in this region.

Financial result

The Group's net financial expenses stood at €414.6 million, down 0.8% on 2001.

This is mainly due to a significant reduction in the Group's interest expense, which fell by 12.3%, excluding the impact of Gucci Group's available cash. This favourable result reflects both lower interest rates and the Group's efforts to improve its net cash from operating activities.

Interest rates on the Group's net borrowings averaged 3.6% in 2002.

The debt coverage ratios of financial expenses represented 4.5 times operating income and 5.6 times EBITDA.

Operating income before tax

The Group's recurring income was € 1,412.3 million in 2002, down 9.5% compared with 2001.

Non-recurring income

Group non-recurring income was €1,278 million, compared with a non-recurring charge of €33 million in 2001.
The net proceeds of the disposal of financial assets amounted to € 1,853.4 million, comprising the € 1,485.7 million capital gain upon disposal of the Credit and Financial Services division and the € 355 million capital gain on Guilbert's "mail order" business.
Restructuring costs for the year totalled € 230.9 million, including €128.5 million in the Retail division and € 102.1 million in the Business to Business division. Restructuring in the Retail division notably includes Nuitéa closure costs in Conforama (€ 35 million) and the restructuring costs involving the whole Division in Taiwan (€ 42.8 million). Business to Business division restructuring costs notably include Rexel's restructuring costs of €96.1 million

Other non-recurring items include litigation costs and legal fees totalling € 53.0 million, the write-down of treasury stock in the amount of € 179.2 million and miscellaneous extraordinary income and charges amounting to € 112.3 million (including € 66.6 million at Rexel).

Income tax

Income tax charges amounted to € 705.7 million, compared with € 291.7 million in 2001. The effective tax rate stood at 26.2%, up 7.1 points compared with 2001.

Income tax charges for 2002 include a charge at the reduced rate on capital gains arising from the disposal of financial assets within the Business to Business and the Credit and Financial Services divisions.

The increase in the effective income tax rate is mainly attributable to the end of the carry-over losses that were applicable to the Credit and Financial Services division.

Net income of consolidated companies

Consolidated companies' net income amounted to € 1,984.6 million in 2002, up 60.6% on 2001.

Income from equity affiliates

Equity affiliates posted losses of € 5.8 million in 2002, compared with income totalling € 6.6 million in 2001. This decline is mainly due to the results of Finaref-ABN Amro Bank (formely Banque Générale du Commerce, a subsidiary of Finaref), which was consolidated under the equity method.

Amortisation of goodwill

The amortisation of goodwill represented € 234.3 million in 2002, up 57.2% on 2001.
This figure includes € 84.5 million representing the non-recurring amortisation of goodwill on the acquisition of Guilbert.

Minority interests

Minority interests amounted to € 155.3 million, compared with € 340.7 million in 2001, mainly reflecting the sharp fall in Gucci's and Rexel's net income and the impact of Pinault-Printemps-Redoute's increased stake in Gucci.

Net income

Group net income after amortisation of goodwill amounted to € 1,589.2 million in 2002, a substantial increase of 111.1% compared with 2001.

Group net income before amortisation of goodwill increased by 103.6% on 2001, to € 1,813.1 million in 2002.

Net earnings per share

The weighted average number of Pinault-Printemps-Redoute shares was 121.9 million in 2002, compared with 119.1 million in 2001. The weighted average number of fully diluted shares was 127.2 million, compared with 125.4 million in 2001.

Fully diluted earnings per share after amortisation of goodwill were € 13.04, compared with € 6.32 in 2001. This very substantial increase is due to the impact of non-recurring items during the period (capital gains on disposals of financial assets).

Excluding net non-recurring items, net earnings per share amounted to € 5.52, compared with € 6.5 in 2001. Fully diluted earnings per share excluding non-recurring items were € 5.37, compared with € 6.38 in 2001.

Structure and cash flows

"The Group has significantly strengthened its financial structure. At December 31, 2002, the debt-to-equity ratio stood at 53.9%."

Patrice Marteau, the Group's Corporate Secretary and CFO.

Fixed assets

The Group's total fixed assets at December 31, 2002 stood at € 14,188.9 million, down 6.3% compared with December 31, 2001. They are broken down in the table below:

(in € millions)	2002	2001	Change (%)
Goodwill	4,216.1	5,291.9	-20.3
Other intangible assets	6,639.3	6,496.1	+2.2
Tangible assets	2,774.0	2,669.7	+3.9
Financial assets	559.5	682.0	-18.0
Total assets	**14,188.9**	**15,139.7**	**-6.3**

The 20.3% decrease in goodwill is mainly due to structure changes affecting the Business to Business division (disposal of Guilbert's mail order business) and within the Credit and Financial Services division (sale of 89.81% of Facet, and sale of 61% of Finaref and Finaref Nordic), to unfavourable foreign exchange fluctuations, and to a lesser extent, to the non-recurring charge of € 84.5 million on Guilbert, booked to the accounts under "amortisation of goodwill".

Changes in "other intangible assets" reflect the Group's increased stake in the Gucci Group as well as the strategy for brand development within the Luxury Goods division.

The increase in "net tangible assets" reflects the Retail and Luxury Goods divisions' policy of development through organic growth.

The sharp decrease in "financial assets" is mainly due to structure changes affecting the Credit and Financial Services division, and also to the reduction in "long and medium-term loans".

Working capital requirement

The working capital requirement was down 83% to € 1,034.8 million. This decrease mainly reflects the major reduction in customer loans net of deposits, arising from the divestments in the Credit and Financial Services division.

Changes in the working capital requirement by category are shown below:

(in € millions)	2002	2001	Change (%)
Operating working capital	1,242.0	1,535.9	-19.1
Other receivables and debts	(541.5)	(541.8)	-0.1
Operating working capital	700.5	994.1	-29.5
Working capital excl. operations	(135.2)	(345.2)	-60.8
Total distribution working capital	565.3	648.9	-12.9
Customer loans net of deposits	469.5	5,421.7	-91.3
Total	**1,034.8**	**6,070.6**	**-83.0**

The decline of almost 30% in "operating working capital" is due to sustained efforts to contain the operating working capital requirement in the various divisions. This improvement in "operating working capital" is particularly noticeable for the Business to Business division through a reduction in inventory levels and trade receivables, and to a lesser extent for the Retail division.

The change in "non-operating working capital" is mainly due to changes in Group structure in 2002.

Shareholders' equity

At December 31, 2002, fully consolidated shareholders' equity amounted to € 9,187.3 million, of which € 6,468.7 million was attributable to the Group. Fully consolidated shareholders' equity rose by 7.3% compared with the end of 2001. Group shareholders' equity increased by 13.6% over the financial year. It has risen due to the impact of capital gains arising from the disposal of financial assets on Group net income within the Business to Business and Credit and Financial Services divisions.

The 5.2% decline in minority interests includes the impact of the Group's purchase of the percentage interest in Finaref's equity that it it did not own prior to disposal, and to the purchase of additional Gucci shares.

Reserves

Reserves for retirement and related commitments rose by 27.8%, to € 191 million.

Other provisions for contingencies and charges amounted to € 427.1 million at the end of 2002, down 35.3% compared with December 31, 2001. This is mainly due to the structural changes following the disposals during the period.

Net indebtedness

Group net indebtedness at December 31, 2002 stood at € 4,948.8 million.

The major reduction in Group net indebtedness mainly reflects the impact of the disposals completed during the year in the Business to Business and Credit and Financial Services divisions, the purchase of additional Gucci shares, the buyback of the performance swap, the depreciation of treasury stock, as well as the decrease in available cash in the Luxury Goods division as a result of its brand development strategy.

The net debt-to-equity ratio stood at 53.9% at December 31, 2002, compared with 75% at December 31, 2001.

The financing of customer loans came to € 469.5 million. The change was mainly due to the impact of structure changes affecting the Credit and Financial Services division.

Cash flows for the fiscal year

(in € millions)	2002	2001
Net cash from operating activities before changes in working capital	**1,286.7**	**1,447.9**
Change in working capital requirement	216.3	360.9
Change in customer loans	(119.4)	(151.5)
Net cash from operating activity	1,383.6	1,657.3
Net operating investments	(672.4)	(606.8)
Net financial investments	2,516.7	(1,818.7)
Net cash used by investment activity	1,844.3	(2,425.5)
Change in borrowings and financial debt	(1,072.6)	1,226.4
Increases in capital	1.7	503.3
Dividends paid by Pinault-Printemps-Redoute, parent company	(278.4)	(254.3)
Dividends paid to minority interests	(99.6)	(393.1)
Net cash from financing activities	(1,448.9)	1,082.3
Impact of treasury stock	(451.8)	(0.6)
Impact of changes in exchange rates	(22.9)	176.1
Net increase in cash and cash equivalents (1)	1,304.3	489.6
Cash and cash equivalents at beginning of the year	**5,709.2**	**5,219.6**
Cash and cash equivalents at end of the year (1)	**7,013.5**	**5,709.2**

(1) "Net increase in cash and cash equivalents" and "Cash ans cash equivalents at end of the year" include short-term receivables on divestments for € 1,857.4 million.

Net cash from operating activities amounted to € 1,383.6 million, down 16.5% on 2001, as a result of the decrease in cash flow.

Operating investments net of disposals amounted to € 672.4 million in 2002. Gross operating investments mainly include € 323.1 million for innovations and store openings, versus € 269.2 million in 2001, € 210.6 million for IT and logistics upgrades and € 168.6 million for renovations and refurbishing.

Net financial disinvestment, amounting to € 3,075.8 million, came from the disposal of shares, mainly within the Business to Business and Credit and Financial Services divisions. Group acquisitions during the period included an additional € 125.1 million equity interest in the Gucci Group, payment of the € 193.4 million balance for Conforama's stake in Emmezeta as well as acquisitions in the Luxury Goods and Business to Business divisions.

Risk management

The products distributed by Group companies do not in themselves represent any inherent industrial or environmental risks, and every company takes care to ensure that its activities are carried out in accordance with accepted business practice, exercising due tight control and anticipating all eventual risks in their business facilities, both as regards customers, third parties, or employees. In particular, all sites which are accessible to the general public are subject to the customary security controls.

In all decisions regarding investments and Group management issues, appropriate consideration is given to the exposure risks that might be specific to some business activities, especially due to their geographical location.

Financial risks

Counterparty risk

Except for the Gucci Group, derivative products are developed either through or directly by PPR Finance SNC, a Group company dedicated to treasury and financial management. The counterparties involved in derivative product transactions are governed by limits whose amounts and maturity dates are regularly reviewed. The counterparties are required to have a Standard & Poor rating of no less than "BBB" or the equivalent Moody's rating.

Currency risk

The policy for the management of currency risk involves hedging exposure that is budgeted as being highly probable and/or represents firm commitments The companies implement hedging strategies that are carried out in accordance with currency risk management policies and procedures as defined by each individual company. These procedures incorporate Group principles as defined by Pinault-Printemps-Redoute :

- PPR Finance SNC is the sole counterparty in currency transactions, unless there any specific statutory or local constraints, particularly regarding Gucci Group.
- It is imperative for all currency hedging transactions to be backed, as regards amount and maturity date, by an underlying security thereby preventing any speculative dealing.
- All identified exposure is at least 50% hedged regarding budgeted exposure, and 100% hedged in the case of firm commitments.
- The type of financial instruments used to hedge the risk is strictly limited and is specified by Pinault-Printemps-Redoute.
- Every company establishes its own internal control procedures and carries out periodic audits.
- Currency risk management procedures are validated by Pinault-Printemps-Redoute.

PPR Finance provides the control and administrative follow-up for all currency transactions on behalf of Group companies. PPR Finance has the technical tools and standard, market-approved information systems enabling currency instruments to be valued.

Interest rate risk

Pinault-Printemps-Redoute manages interest rate risk on a consolidated basis, and allocates to Group consolidated net borrowings the breakdown between fixed rates and floating rates (60% at floating rate, 40% at fixed rate at medium term).

Interest rate risk is analysed using projections for consolidated net borrowings, together with the maturity schedules of the hedge positions and fixed-rate financing. This analysis enables hedge transactions to be implemented on the basis of Group targets regarding the breakdown between fixed and floating rates. Appropriate hedging strategies are set up through PPR Finance SNC, further to approval by Pinault-Printemps-Redoute senior management. Based on the hedge positions taken, a 1% fluctuation in interest rates at any given time would have an impact of € 42 million on consolidated Group income before tax (see note 25-1).

PPR Finance SNC provides the control and administrative follow-up for all interest rate transactions. It has the technical tools and standard, market-approved information systems enabling interest rate instruments to be valued.

Liquidity risks

Group liquidity improved in 2002, with confirmed, unused credit lines at December 31, 2002 totalling € 2,200 million compared with € 1,519 million, excluding the Credit and Financial Services division, at December 31, 2001. In 2002, PPR SA set up a € 2.5 billion syndicated loan, comprising two tranches of 3 and 5 years, both of € 1.25 billion, with the interest rate indexed to the Group's rating.

Early repayment of our financial resources is conditioned by legal and financial covenants. The terms of all these covenants were complied with at December 31, 2002. The most important financial covenants are covered in note 21-6.

Legal risks

The companies in the Group are involved in a certain number of lawsuits or litigations that arise in the normal course of business, including litigation with tax, social or customs authorities. Reserves for contingencies and charges have been made in order to take into account the expenses arising from these cases, deemed likely by the companies and their experts. According to the Group's experts, no litigation currently in progress poses any threat to the Group's development.

A € 123 million provision has been charged against all of these legal risks, including the impact of commitments made in respect of the disposal of controlling interests in other companies (compared with the € 53 million litigation and lawsuit costs booked under 2002 non-recurring expenses). None of these risks has been identified as having occurred outside the course of Group companies' normal commercial activities.

With particular reference to the guarantees given in 2002 in respect of the disposal of companies by the Group:

- On October 18, 2002, Guilbert achieved the disposal, agreed in September 2002 of all its interests in its home shopping activities to the Staples Group (i.e. its shareholding in Reliable France, Bernard SA, JPG Benelux, Neat Ideas VPC UK, Mondoffice and Sundex); a two year guarantee of known liabilities capped at less than € 85 million was granted, based in particular on the knowledge of the companies' accounts at June 30, 2002.

- In December 2002 the Group sold to Cetelem 89.81% of the capital of Facet, the company managing consumer credit for Conforama's customers; no guarantee of assets or liabilities was granted; this divestment was accompanied by a five-year renewable partnership agreement, together with a purchase option, on termination, (and a reciprocal sales option) on the balance of the holding in Facet;

- As part of the agreement reached in December 2002, whereby the Group sold to the Crédit Agricole Group 61% of the capital and voting rights in Finaref and Finaref Nordic, a purchase option (and a reciprocal sale option) was granted on a further 29% stake over a twelve-month period in favour of Pinault-Printemps-Redoute SA and 10% in twenty years time by the Redcats group (7.4%), Fnac (1.2%) and Printemps (1.4%) respectively. In order to guarantee the continuance of the commercial partnership between Finaref and the companies in the consumer-credit sector towards their customers, the Group made a two-year inalienability commitment to its holdings in them. The customary net asset guarantees were made in favour of the Crédit Agricole Group, expiring in April 2005 and capped at 20% of the divestment price.

Insurance

Over the past several years, the Group has introduced procedures for identifying and dealing with the various risk factors within the various companies. This procedure has been incorporated into Group policy on insurance by trying to achieve the best economic terms (risk hedging, premiums, self-insurance)

The insurance policies are managed and periodically reviewed with the active input and recommendations of the major local and international brokers.

The policies are taken out with first-rate companies at market rates with the objective of obtaining satisfactory guarantees in relation to the financial consequences of the maximum foreseeable loss (MFL), such as:

- material damage caused by fire, explosion, water, machinery breakdown, acts of terrorism and attacks causing damage to own property: buildings/furniture/equipment/ merchandise/IT equipment, and to the property under Group responsibility as well as the losses arising from the interruption of business activity, for a period considered as necessary in order to resume normal activity,

- damage and loss of equipment, merchandise and/or goods in transit,

- losses through theft, fraud, malevolent action involving financial assets, data and/or goods,

- physical injury and damage resulting from building work (new constructions, renovations, refurbishment etc) performed in the Group's capacity as project contractor,

- third party responsibility for physical injury or damage to a third party caused by a motor vehicle belonging to the various companies,

- responsibility, under the heading of general and environmental civil liability for "operating risks" and "post-delivery risks" and following any provision of service, due to damage caused to third parties in the course of their activity.

Total Group self-insured claims (under the threshold policy) amount to an average annual figure of € 4.4 million, and to an average annual figure of € 11 million as regards recurring claims settled by the insurance companies.

Premiums paid to the insurance companies for the various international Group policies amount to approximately € 20 million per annum.

Employee-related risks

Pinault-Printemps-Redoute is not exposed to any particular social risks, other than those that may arise in the normal conduct of business. The Group has established tools to measure its social environment, such as the opinion poll "What's the weather like where you are?", in order to produce a report which represents employees' opinion within their company and to identify any potential grievances which could lead to social conflicts. Moreover, given its strong retail presence, the companies emphasise the prevention of any potential sources of conflict. Pinault-Printemps-Redoute encourages social dialogue through the implementation of committees such as the European Employee Representative Committee. Group commitments in terms of pension and other post-retirement benefit plans or retirement bonuses are presented in Note 19 of the consolidated financial statements. These commitments do not indicate any particular risk.

Environmental risks

The Pinault-Printemps-Redoute Group strives to minimise the environmental impact of its activities, both as regards the goods sold and their packaging (recycling, toxicity, pollution, etc.) and as regards in-house and external processes (manufacture, storage, transport, distribution etc.). Within Pinault-Printemps-Redoute, where the management philosophy is based on decentralisation, the evaluation and the control of the potential impact of business activities on the environment are governed by specifically targeted measures among the various companies in the Group, depending on the specific regulatory requirements to which the companies are subject. Many initiatives and actions have been launched in the various companies in the Group, with particular emphasis on the responses to the various impacts that have been identified. Examples of these initiatives can be found on page 49 of this annual report, under the section "The Community and the environment".

Ethical risks

The ethics issue is one of the major concerns for Pinault-Printemps-Redoute. In 2002, Pinault Printemps-Redoute drafted a Code of Business Practices, which was the result of collective deliberation involving the various companies within the Group. This document enhances and completes the Ethics Charter adopted by Pinault-Printemps-Redoute in 1996. It defines Group commitments and policies affecting staff, customers, shareholders and business partners, as well as the environment and the community. Additional informations can be found on page 48, under the section "The Community and the environment".

Subsequent events

- On January 2, 2003 Pinault-Printemps-Redoute repaid the June 1999 € 1.1 billion bond convertible and/or exchangeable for shares (OCEANE).

- Between January 1 and 24, 2003 Pinault-Printemps-Redoute increased its stake in Gucci Group NV by 3.8% and gave a discretionary irrevocable mandate to Crédit Agricole Indosuez Cheuvreux to proceed with the acquisition of up to 3 million Gucci Group shares between January 24 and April 4, 2003. On February 28, 2003, Pinault-Printemps-Redoute held 59.7% of Gucci Group.

- Fnac has decided to enter a joint-venture with the Taiwanese-Japanese Group Shin Kong Mitsukoshi (SKM), the leading chain of department stores in Taiwan. The aim of this alliance is to accelerate the company's growth in Taiwan. Under the terms of this agreement, four new stores will be opened before the end of 2003: in Taipei, in the provincial city of Tainan and in Taichung, two of which will be in the first half-year. This new structure, known as Fayaque Co. Ltd, will be owned 40% by Fnac and 60% by SKM.

- On February 26, 2003, the agreements reached in December between the Group and the Crédit Agricole Group, selling 61% of the shareholding and voting rights in Finaref and Finaref Nordic, were finalised.

Group performance as at end February, 2003

On the basis of provisory and non-audited figures, the activity at the end of February 2003 confirmed the favourable trend observed on the fourth quarter of 2002.

Group's sales declined by 5.9% in actual terms, due to a negative impact in terms of exchange rates and structure. On a comparable structure and exchange rate basis, Group's activity rose 2.5%. This evolution reflects notably the clear acceleration of the growth in the Retail division (+7%) and the solid level of activity in the Luxury Goods division (+1.1%) (November - December 2002). The Business to Business division fell by 1.2%, with February up 0.5%.

2002 consolidated financial statements

Auditors' report on the consolidated financial statements

Financial year ended December 31, 2002

To the shareholders,

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the consolidated financial statements of Pinault-Printemps-Redoute for the year ended December 31, 2002.

The consolidated financial statements are the responsibility of the Management Board. Our role is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the professional standards applicable in France. These standards require that we plan and perform the audit to obtain reasonable assurance that the consolidated financial statements are free of any material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as at December 31, 2002 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

We have also perform certain procedures on the financial information given in the Group's management report, in accordance with professional standards applicable in France. We have no matters to report regarding the fairness of this information or its consistency with the consolidated financial statements.

Paris, March 5, 2003

The Statutory Auditors

KPMG Audit
Department of KPMG S.A.
Gérard Rivière

Deloitte Touche Tohmatsu

Didier Taupin

This is a free translation of the original French text for information purposes only.

Consolidated income statement

For the years ended December 31, 2002, 2001 and 2000

(in € millions)	Notes		2001	2000
Net sales		27,375.4	27,798.5	24,761.2
Cost of sales		(16,785.6)	(17,170.8)	(15,173.8)
Gross margin		10,589.8	10,627.7	9,587.4
Payroll expenses	3	(3,863.5)	(3,754.1)	(3,351.3)
Other operating income and expenses	3	(4,444.5)	(4,456.8)	(3,950.1)
EBITDA		2,281.8	2,416.8	2,286.0
Depreciation and amortisation		(454.9)	(438.5)	(398.8)
Operating income		1,826.9	1,978.3	1,887.2
Net financial expenses	4	(414.6)	(417.8)	(262.4)
Income from ordinary activities before taxes		1,412.3	1,560.5	1,624.8
Non-recurring items	5	1,278.0	(33.0)	(27.0)
Income taxes	6	(705.7)	(291.7)	(359.3)
Net income of consolidated companies		1,984.6	1,235.8	1,238.5
Share in earnings of equity affiliates	12	(5.8)	6.6	6.3
Amortisation of goodwill	9	(234.3)	(149.0)	(118.6)
Net income before minority interests		1,744.5	1,093.4	1,126.2
Minority interests	18	155.3	340.7	359.2
Attributable net income [1]	7	1,589.2	752.7	767.0
Earnings per share (in €)	7	13.04	6.32	6.46
Fully diluted earnings per share (in €)	7	12.58	6.21	6.37

(1) Before non-recurring items (Note 7.1), attributable net income and earnings per share are as follows :

Attributable net income	7	672.2	774.0	783.0
Earnings per share (in €)	7	5.52	6.50	6.60
Fully diluted earnings per share (in €)	7	5.37	6.38	6.50

Consolidated balance sheet

As at December 31, 2002, 2001 and 2000

ASSETS (in € millions)	Notes	2002	2001	2000
Fixed assets				
Goodwill	9	4,216.1	5,291.9	4,411.7
Other intangible assets	10	6,639.3	6,496.1	5,212.4
Property, plant and equipment	11	2,774.0	2,669.7	2,308.1
Long-term investments				
Investments in equity affiliates	12	207.3	76.6	36.9
Non-consolidated investments	13	128.7	151.9	257.6
Other investments [1]	14	223.5	453.5	336.6
		559.5	682.0	631.1
Total fixed assets		14,188.9	15,139.7	12,563.3
Current assets				
Inventories and work-in-progress	15	3,743.3	3,822.6	3,659.5
Operating receivables [2]	16	3,514.8	3,778.8	3,938.5
Customer loans [2]	16	469.5	5,440.1	5,413.3
Non-operating receivables [2]	16	1,093.6	1,088.8	915.3
Short-term receivables on divestments	17	1 857.4	-	-
Marketable securities	17	3,606.5	3,955.4	3,842.5
Cash	17	1,549.6	1,753.8	1,377.1
Total current assets		15,834.7	19,839.5	19,146.2
Total assets		**30,023.6**	**34,979.2**	**31,709.5**
(1) Including due within less than one year:		68.1	276.3	211.3
(2) Including due after more than one year:		313.3	2,053.9	2,002.0

LIABILITIES AND SHAREHOLDERS' EQUITY (in € millions)	Notes		2001	2000
Shareholders' equity				
Share capital		489.6	489.6	362.2
Additional paid-in capital		1,787.9	1,787.9	1,299.8
Cumulative translation adjustments		577.6	838.3	504.6
Consolidated reserves		2,024.4	1,823.6	1,424.3
Attributable net income for the year		1,589.2	752.7	767.0
Shareholders' equity - Group share		6,468.7	5,692.1	4,357.9
Minority interests	18	2,718.6	2,867.9	3,021.5
Consolidated shareholders' equity		9,187.3	8,560.0	7,379.4
Reserves for contingencies				
Retirement and related commitments [1]	19	191.0	149.4	148.8
Other contingencies [1]	20	427.1	660.4	659.3
		618.1	809.8	808.1
Liabilities				
Net borrowings excluding customer loans [2]		11,962.3	12,128.0	10,706.8
Financing of customer loans [2]	16	469.5	5,421.7	5,245.2
	21	**12,431.8**	**17,549.7**	**15,952.0**
Operating payables [3]	22	6,557.6	6,607.3	6,190.4
Customer deposits [3]	22	-	18.4	168.1
Non-operating payables [3]	22	1,228.8	1,434.0	1,211.5
		20,218.2	**25,609.4**	**23,522.0**
Total liabilities and shareholders' equity		**30,023.6**	**34,979.2**	**31,709.5**
(1) Including due within less than one year:		306.9	344.2	243.6
(2) Including due within less than one year:		4,886.5	8,947.9	8,345.2
(3) Including due after more than one year:		231.6	139.0	275.0

Consolidated cash flow statement

For the years ended December 31, 2002, 2001 et 2000

(in € millions)	Notes	2002	2001	2000
Net income of consolidated companies		1,984.6	1,235.8	1,238.5
Dividends received from equity affiliates		4.1	6.6	3.8
Other non cash movements		(702.0)	205.5	253.5
Net cash from operating activities before changes in working capital	8	1,286.7	1,447.9	1,495.8
Changes in working capital	8	216.3	360.9	(173.6)
Changes in customer loans	8	(119.4)	(151.5)	(304.7)
Net cash from operating activities		1,383.6	1,657.3	1,017.5
Acquisitions of tangible and intangible assets		(868.1)	(872.7)	(731.9)
Disposals of tangible and intangible assets		195.7	265.9	81.4
Net operating investments	8	(672.4)	(606.8)	(650.5)
Net financial investments	8	2,516.7	(1,818.7)	(2,972.6)
Net cash used by investing activities		1,844.3	(2,425.5)	(3,623.1)
Changes in borrowings		(1,072.6)	1,226.4	2,716.6
Capital increase	8	1.7	503.3	185.4
Dividends paid by Pinault-Printemps-Redoute, parent company		(278.4)	(254.3)	(209.0)
Dividends paid to minority interests		(99.6)	(393.1)	(68.6)
Net cash from financing activities		(1,448.9)	1,082.3	2,624.4
Impact of treasury stock		(451.8)	(0.6)	(0.9)
Impact of changes in exchange rates		(22.9)	176.1	264.2
Net increase in cash and cash equivalents [1]		**1,304.3**	**489.6**	**282.1**
Cash and cash equivalents at beginning of the year	**17**	**5,709.2**	**5,219.6**	**4,937.5**
Cash and cash equivalents at end of the year [1]	**17**	**7,013.5**	**5,709.2**	**5,219.6**

(1) "Net increase in cash and cash equivalents" and "Cash and cash equivalents at end of the year" include short-term receivables on divestments for € 1,857.4 millions (Note 17).

Consolidated statement of changes in shareholders' equity

(Before income appropriation) (in € millions)	Number of shares outstanding (1)	Share Capital	Additional paid-in capital	Cumulative translation adjustments	Consolidated reserves	Consolidated shareholders' equity		
						Group share	Minority interests	Total
As at January 1, 2000	118,793,450	363.4	1,439.4	253.1	1,534.5	3,590.4	2,707.5	6,297.9
Capital Increase/Decrease	(401,795)	(1.2)	(139.6)		2.6	**(138.2)**		**(138.2)**
Dividends paid					(209.0)	**(209.0)**	(66.6)	**(275.6)**
Treasury stock	387,650				96.2	**96.2**		**96.2**
Translation adjustments				251.5		**251.5**	82.8	**334.3**
Net income for the year					767.0	**767.0**	359.2	**1,126.2**
Changes in Group structure						**-**	(61.4)	**(61.4)**
As at December 31, 2000	118,779,305	362.2	1,299.8	504.6	2,191.3	4,357.9	3,021.5	7,379.4
Capital Increase/Decrease	3,615,175	127.4	488.1		(113.3)	**502.2**		**502.2**
Dividends paid					(254.3)	**(254.3)**	(231.6)	**(485.9)**
Treasury stock	(370)				(0.1)	**(0.1)**		**(0.1)**
Translation adjustments				333.7		**333.7**	100.0	**433.7**
Net income for the year					752.7	**752.7**	340.7	**1,093.4**
Changes in Group structure						**-**	(362.7)	**(362.7)**
As at December 31, 2001	122,394,110	489.6	1,787.9	838.3	2,576.3	5,692.1	2,867.9	8,560.0
Capital Increase/Decrease						**-**		**-**
Dividends paid					(278.4)	**(278.4)**	(67.5)	**(345.9)**
Treasury stock	(1,604,245)				(273.5)	**(273.5)**		**(273.5)**
Translation adjustments				(260.7)		**(260.7)**	(43.7)	**(304.4)**
Net income for the year					1,589.2	**1,589.2**	155.3	**1,744.5**
Changes in Group structure	-					**-**	(193.4)	**(193.4)**
As at December 31, 2002 (2)	**120,789,865**	**489.6**	**1,787.9**	**577.6**	**3,613.6**	**6,468.7**	**2,718.6**	**9,187.3**

(1) Par value of shares set at € 4 pursuant to the Management Board decision of August 30, 2001.
(2) Number of outstanding shares including treasury stock: 122,394,480.

Information by geographic area

The following information is based on the countries in which fully consolidated subsidiaries are located or conduct their operations. The breakdown of sales by destination is not materially different from the breakdown by location of the subsidiaries.

(in € millions)	France	Europe	Americas	Africa	Oceania	Asia	Consolidated total
2002							
Net sales	12,642.2	6,724.1	5,261.7	1,229.3	614.7	903.4	**27,375.4**
Operating income	856.3	389.8	240.5	91.5	44.4	204.4	**1,826.9**
Operating fixed assets	5,297.3	5,985.7	1,969.6	141.7	144.2	90.9	**13,629.4**
Average number of employees	54,552	26,023	14,458	8,641	2,194	2,555	**108,423**
2001							
Net sales	12,598.6	6,613.2	5,900.3	1,151.4	601.9	933.1	**27,798.5**
Operating income	928.8	433.5	235.8	91.3	35.3	253.6	**1,978.3**
Operating fixed assets	5,894.1	5,791.7	2,369.1	114.4	145.9	142.5	**14,457.7**
Average number of employees	53,340	25,624	16,123	7,863	2,211	2,410	**107,571**
2000							
Net sales	11,751.1	5,563.0	5,085.4	982.2	611.0	768.5	**24,761.2**
Operating income	888.0	374.7	320.8	79.3	40.1	184.3	**1,887.2**
Operating fixed assets	4,742.2	4,201.0	2,401.1	110.7	156.4	320.8	**11,932.2**
Average number of employees	50,378	20,699	14,203	7,825	2,149	2,140	**97,394**

Notes to the consolidated financial statements

1- Accounting rules and methods

The consolidated financial statements have been prepared in accordance with the French Accounting Regulation Committee ("*Comité de la Réglementation Comptable*" - CRC) rule No. 99-02. Therefore, the Group has elected not to retroactively restate acquisitions and disposals made before January 1, 2000 in accordance with the new rules.
The financial statements of the consolidated companies, which were prepared in accordance with local accounting principles in their respective countries, are restated to comply with the principles and policies applied by the Group.
The consolidated accounts have been prepared according to presentation and valuation rules that are identical to those of the previous reporting period.
Since January 1, 2002, the Group has applied rule No. 00-06 adopted by the CRC on liabilities. Applying this rule had no effect on shareholders' equity at the start of the reporting period.

1-1. Consolidation

Material companies or companies representing a strategic investment that are controlled exclusively by the Pinault-Printemps-Redoute group are fully consolidated.
Companies in which the Pinault-Printemps-Redoute group exercises significant influence over management and financial policies are accounted for by the equity method.
Investments meeting the above criteria, but which, at the date of acquisition, are not intended to become long term holdings, are stated at cost, less any allowances for impairment in value and are excluded from the consolidation scope. Investments in companies in which the Group no longer exercises significant influence are deconsolidated and stated at the lower bracket of the Group's equity in net assets at the date of deconsolidation and fair value.
Material transactions, together with assets and liabilities between fully consolidated companies are eliminated. Profits and losses on transactions between fully consolidated companies are also eliminated. Profits and losses on transactions with companies accounted for by the equity method are eliminated on the basis of the Group's interest in their capital.
All Group companies are consolidated based on annual or interim financial statements at December 31, with the exception of the Gucci group, a listed company with a January 31 year-end, which is consolidated based on accounts for the twelve months ended October 31, 2001.
In the consolidated income statement, companies acquired during the year are consolidated as from the date of acquisition, and companies divested during the year are consolidated up to the date of divestment.
Information regarding the main changes in Group structure is given in Note 2-3.

1-2. Full consolidation of Credit and Financial Services division subsidiaries

a. Presentation policies

The companies in the Credit and Financial Services division that are exclusively controlled are fully consolidated. For those companies, the components of "ordinary banking income" have been allocated to the various line items included under the Group's operating income, as operating items are classified under consolidated operating income. Assets and liabilities are allocated to the relevant headings under assets and liabilities on the consolidated balance sheet, with customer loans and deposits recorded separately.
The Credit and Financial Services division's contribution is recorded in the table on Information by Division.

b. Valuation policies

Currency and interest rate swaps are accounted for in accordance with *Comité de la Réglementation Bancaire et Financière* (CRBF) rule 90-15 (amended). Income and expenses are recorded in the income statement on an accruals basis representing their net amount. A reserve is booked for unrealised losses on interest rate swaps treated as trading transactions, based on the estimated market value of the swaps at the year-end. Unrealised gains and losses on contracts used as overall hedges of interest rate risk are not recognised.
Securities transactions are recorded in accordance with amended CRBF rule 90-01 and Commission Bancaire (French Banking Commission) instruction 94-07. Securities are valued at their market price at the year-end.
Reserves for loan losses are recorded in respect of customer loans to cover the estimated probable loss, determined on a statistical basis for the consumer credit business.

c. Definition of Group Net Indebtedness

For the fully consolidated companies in the Credit and Financial Services division, borrowings now include the funding of customer loans. However, the Group's net indebtedness represents borrowings net of cash and cash equivalents, excluding the financing of customer loans of the Credit and Financial Services division.

1-3. Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries are converted into euros as follows:

- *balance sheet items are translated at the year-end* exchange rate,
- income statement items and changes in cash are converted at the average rate for the year,
- foreign exchange differences arising from the change in rates from the previous year to the current year as well as the difference arising from the conversion at year-end rates of items previously converted at average rates are recorded as a separate component of shareholders' equity, under "Cumulative Translation Adjustments",
- foreign exchange differences relating to foreign currency borrowings used to finance investments or permanent advances to foreign subsidiaries are recorded under "Cumulative Translation adjustments" included in consolidated shareholders' equity.

1-4. Foreign currency transactions

Transactions denominated in foreign currencies are translated at the exchange rate prevailing on the transaction date or at the currency hedge rate, where applicable.

At the year-end, assets and liabilities denominated in foreign currencies that have not been hedged are translated at the year-end exchange rate.

Unrealised gains and losses resulting from these conversions are included in interest income.

1-5. Currency and interest rate instruments

The Group uses various financial instruments to reduce its exposure to currency and interest rate risk. The instruments used are all quoted on organised markets or are purchased from or sold to leading counterparties in over-the-counter transactions.

The accounting treatment of currency and interest rate instruments is as follows:

a. Forward foreign exchange contracts

Forward foreign exchange contracts are executed in order to hedge currency risks on commercial transactions recorded in the balance sheet and future transactions representing a firm commitment.

Gains and losses on these contracts are recognised on a symmetrical basis with the loss or gain on the hedged transaction.

b. Interest rate swaps

Income and expenses generated by interest rate swaps used to hedge financial assets and liabilities are recorded *on a symmetrical basis with the expense or income on the* hedged item.

Swaps that do not qualify as effective hedges of interest rate risk are estimated at market value. A reserve is booked for any unrealised losses, and unrealised gains are not recognised.

c. Other financial instruments

Income and expenses on all other financial instruments used for hedging purposes are recorded on a symmetrical basis with the expense or income on the hedged item.

Financial instruments traded over-the-counter that do not qualify as effective hedges are estimated at market value. A reserve is booked for any unrealised losses.

Financial futures and options are reported as off-balance sheet commitments at their nominal value (Note 25).

The accounting principles applied by financial services companies are described in Note 1-2.

1-6. Goodwill

At the time of acquisition of consolidated subsidiaries, the identifiable assets and liabilities acquired are valued based on their expected use. Assets which are not used in the business are stated at their market value. Assets used in the business are stated at their fair value to the Group. Additional fair value adjustments may be made during the year following the date of acquisition.

The Group applies the partial revaluation method to record the impact of valuation at fair value of identifiable assets. The corresponding assets are therefore recognised on the balance sheet on the basis of the Group's percent interest.

The difference between the cost of the shares, including purchasing expenses, and the Group's share in the underlying identifiable net assets at the date of acquisition, is recorded on the assets side of the balance sheet under "Goodwill" (Note 9).
Goodwill is generally amortised on a straight-line basis over 40 years, except in cases where a shorter period is considered more appropriate based on the assumptions used and the objectives set at the time of acquisition of the shares.

1-7. Other intangible assets

In view of the nature of the Group's businesses, brands, trademarks, market share and goodwill may represent substantial identifiable assets following the take-over of consolidated subsidiaries.
These items can be separately identified and changes in their value can be measured. Their value is determined by independent experts based on sales and profitability (Note 10).

1-8. Valuation of goodwill and other intangible assets

The net book value of goodwill and other intangible assets is examined on the balance sheet date to determine whether there are any indications of a change in their value. If such indications appear, a depreciation test is done by comparing the book value of the company's net asset, including the fixed asset, and the working capital requirement and its recovery value.
The recovery value is defined as the highest value between the estimated market value based on market valuations and the fair value. Fair value is calculated based on the value of future financial flows after taxes, as defined in accordance with the medium-term plans established by management, and by discounting those future financial flows using the appropriate rate.
Exceptional depreciation or amortisation of the fixed asset is booked when the recovery value is lower than the book value.

1-9. Tangible assets

a. Property, plant and equipment acquired outright

Property, plant and equipment are stated at historical cost, excluding interest. Assets that have been revalued are restated at historical cost in consolidation, except for assets held by French companies which were included in the 1976 legal revaluation.

Property, plant and equipment are generally depreciated by the straight-line method over their estimated useful lives. The main useful lives applied by the Group are as follows:

Buildings	20 to 40 years
Improvements to land and buildings	10 to 20 years
Plant and equipment	3 to 10 years
Vehicles	4 to 8 years
Office equipment and furniture	7 to 10 years

b. Property, plant and equipment held under finance leases

Property and equipment held under finance leases for material amounts are recorded as if the related assets had been acquired outright. Only those lease contracts which transfer all the advantages and risks inherent to ownership of the asset to the lessee are viewed as finance leases.
Assets held under finance leases are booked as consolidated assets and depreciated based on the periods set out above in **a**.
The related liabilities are recorded under borrowings in the consolidated balance sheet.
Capital gains on lease-back transactions are recorded in the income statements over the life of the contract.

1-10. Financial investments

Investments in non-consolidated companies and other investments included in the balance sheet are stated at cost.
A reserve for impairment is set up when the inventory value is lower than the acquisition cost.
The relevant securities' inventory value is based on their fair value to the Group. This is determined based on the Group's equity in the underlying net assets (or revalued net assets, if appropriate), the company's earnings outlook and, in the case of quoted companies, the share price, if relevant to valuation (Note 13).

1-11. Inventories and work-in-progress

Inventories are stated at cost, determined as follows:
- for the majority of Group companies, by the FIFO method or a similar method producing equivalent results,
- for Printemps and Gucci, based on the sales price less a discount corresponding to the margin and mark-down (method recommended in the guidelines for companies engaged in several lines of retail business).

Allowances are booked to write down inventories in the event that their replacement cost or probable realisable value is below cost price. The same applies for slow-moving inventories (Note 15).

1-12. Marketable securities

Marketable securities are stated at the lower of cost or market value. The market value of quoted securities is based on the price quoted on the last trading day prior to the year-end.

Bonds

Bonds are stated at their face value adjusted for the premium or discount. Accrued interest at the date of acquisition is recorded under "Non-operating receivables".

Mutual funds

Mutual fund units ("SICAVs") are stated at cost excluding subscription fees. At the year-end, an allowance is booked if their carrying value represents less than their net asset value. Unrealised gains are not recognised.

Money market securities

Money market securities – mainly certificates of deposit and BSF notes – are purchased on either the primary or the secondary market. Securities acquired on the secondary market are stated at cost excluding accrued interest at the date of acquisition.
Prepaid interest is credited to interest income on an accruals basis.

1-13. Treasury stock

Pinault-Printemps-Redoute shares held by fully consolidated companies are recorded:
- under marketable securities, as assets on the balance sheet, if they are acquired for the specific purpose of being attributed to employees or of stabilising the share price,
- in all other cases, they are deducted from shareholders' equity.

The accounting treatment of gains and losses on sales of treasury stock also depends on the purpose for which they were acquired. Gains and losses on shares attributed to employees or on sales of shares acquired to stabilise the share price (or for trading purposes, depending on market conditions) are recorded in the income statement. In all other cases, the gain or loss and the related tax effect are recorded under consolidated shareholders' equity.

1-14. Debt and share issuance costs – bond redemption premiums

Debt issuance costs are amortised over the term of the debt.
Debt is stated at the issue cost. Any issue or redemption premiums net of taxes are amortised over the term of the issue, in accordance with the recommended method.
Costs associated with an increase in capital and merger of Pinault-Printemps-Redoute are charged against the share or merger premium.

1-15. Deferred taxation

Deferred taxes are calculated by the liability method for all temporary differences between the book value of assets and liabilities and their tax basis with the following exceptions:
- goodwill where the related amortisation is not tax deductible,
- fair value adjustments to non-amortised intangible assets that cannot be divested separately from the company acquired.

Net deferred tax assets or liabilities are calculated separately for each individual company or for all companies included in the same tax group. Net deferred tax assets are recognised only in cases where the related tax benefit can reasonably be expected to be realised by the company or the tax group in the foreseeable future. Deferred tax assets are recognized for tax loss carry-forwards only in cases where their utilization is considered highly probable. Since the period in which certain material temporary differences are likely to reverse cannot be accurately determined, tax assets and liabilities are not discounted.

1-16. Reserves for retirement obligations and related commitments

The Group's retirement obligations under defined benefits plans are determined using the projected unit credit method based on the applicable agreements in each company. Actuarial estimates are done every year for large plans and on a regular basis for the other plans.
The actuarial assumptions used to determine the Group's obligations vary according to the economic conditions of the country in which the plan is located. The estimates are based on actuarial assumptions in terms of projected future salary levels and probable length of service of the employee, life expectancy and staff turnover. Future obligations thus calculated are discounted to present value using an appropriate discount rate.

Actuarial differences are due mainly to changes in assumptions and the difference between the results based on actuarial assumptions, and the actual results of defined benefit plans. These differences are spread out over the average expected years of service of the employees in the relevant plan. This applies to any portion that exceeds 10% of the commitments or the fair value of the assets, whichever is higher.

At the end of the period, the reserve corresponds to the retirement obligations thus calculated, net of the fair value of the plan's assets and of any actuarial differences not yet amortised (Note 19).

For defined contribution plans, contributions are recorded as expenses as they are incurred.

The Group's obligation for the payment of other post-retirement benefits (healthcare costs) is fully funded under insured plans.

1-17. Other reserves for contingencies and charges

a. Reserves for contingencies related to operations in Africa

The Group consistently applies an appropriate policy for the determination of reserves for contingencies to be recorded in respect of its investments in high-risk geographical areas.

These reserves, which were booked as contingency reserves until December 31, 2001, are now recorded as losses under the operating accounts to which they correspond.

b. Reserves for tax assessmentss

No reserve is booked for tax reassessments notified (or in the process of being notified) by the tax authorities following a tax audit if the company concerned has challenged or intends to challenge the reassessments, and there is a reasonable probability that the outcome of the appeal procedure will be favourable.

Tax reassessments that do not involve a dispute with the authorities are recorded as a liability as soon as the amount involved is known.

c. Reserves for restructuring

The cost of restructuring is fully funded in the period, when the following conditions are met:

- the restructuring plan is formalized and detailed,
- the restructuring plan is known by the third parties concerned on the closing date of the period.

This cost corresponds mainly to employment-related costs (lay-off costs, early retirement, unfulfilled notice periods, etc.), site closure costs and costs associated with breach of contracts entered into with third parties.

d. Other reserves

Other reserves include:

- the cost of claims and litigation with third parties, determined on the basis of estimates produced by the companies concerned and their legal advisers,
- the probable costs arising from warranties given by the Group in connection with the disposal of fixed assets or subsidiaries.

1-18. Statement of cash flows

Net charges to allowances against current assets are deducted for the purpose of calculating cash flow, because they are equivalent to costs giving rise to a cash outflow.

The effects on cash flow of holding treasury stock are booked as a separate item, as "Effect of holding treasury stock". On the one hand, these effects result from the loss in value of the treasury shares classified as marketable securities, and on the other hand, the effect on the Group's cash position of purchases of treasury stock classified as a reduction in shareholders' equity in the consolidated financial statements.

1-19. EBITDA

EBITDA represents operating income before depreciation, amortisation and allowances for operating fixed assets charged to the income statement.

1-20. Distinction between operating income and non-recurring items

Non-recurring items recorded in the consolidated income statement include exceptional items arising from ordinary activities and extraordinary items.

Non-recurring items arising from ordinary activities represent income and expense unrelated to the company's usual business that are exceptional in terms of their amount, impact or frequency (Note 5).

1-21. Earnings per share

Earnings per share before dilution are calculated by dividing net income (group share) by the weighted average number of shares outstanding during the year.

All shares carrying an unlimited right to earnings are included in the calculation. The weighted average number of shares outstanding does not include Pinault-Printemps-Redoute shares held by consolidated companies. However shares that are intended for allocation to employees or were acquired to stabilise the share price and are therefore carried in the balance sheet under marketable securities, are maintained in the denominator (Note 1.13).

Diluted earnings per share are calculated by including all securities issued by Pinault-Printemps-Redoute or its subsidiaries that are convertible, redeemable, exchangeable or otherwise exercisable for Pinault-Printemps-Redoute shares. Dilution is calculated separately for each security, based on market prices at the year-end, excluding anti-dilutive securities.

When the funds corresponding to potential future share issues are received at the time of issue of dilutive securities (for example, convertible bonds), the numerator is equal to net income before dilution plus the savings in interest expense that would be realised in the event of conversion, net of tax.

If the funds are received when the rights are exercised (as is the case for stock options), they are assumed to be assigned on a priority basis to the purchase of shares at market price, provided that the market price exceeds the exercise price of the right.

In both cases, the funds are treated as having been received on the date of issue of the dilutive instruments in the year of issue and on January 1 in all subsequent years.

In the event of substantial exceptional income, net income per share excluding non-recurring items is calculated by adjusting net attributable income for non-recurring items in the amount thereof, net of tax and minority interests.

2- Changes in Group structure

2-1. Group structure

The list of companies included in the Pinault-Printemps-Redoute consolidated financial statements at December 31, 2002 is provided in the appendix.

2-2. Highlights

Disposal of the Guilbert mail order business

In October 2002, the Group sold its Guilbert mail order activities to Staples Inc. There activities include the following European businesses: JPG and Bernard in France and Belgium, Neat Ideas in Great Britain, Kalamazoo in Spain and the Mondoffice company in Italy.

The price paid by Staples Inc. amounted to €825 million, corresponding to the purchase of the entire mail order business with no debt. This transaction generated a pre-tax capital gain of €355 million.

Divestments in the Credit and Financial Services division

In December 2002, the Group sold all its Consumer Credit operations through the sale by Finaref and Conforama of Facet to BNP Paribas, and through the sale of Finaref (not including Facet) by Pinault-Printemps-Redoute and Redcats, and the sale of Finaref Nordic by Barbicam International Holding BV to Crédit Agricole SA.

During the year, and prior to the divestments cited above, the Group bought back the 5.4% stake in Finaref held by Capitalia (Banca di Roma). Thus, on the date of the divestments, the Group owned 100% of its consumer credit business operations.

On December 9, 2002, under the terms of the agreement between Pinault-Printemps-Redoute, Conforama Holding and BNP Paribas, the Group sold 89.81% of its stake in Facet. Based on a 100% valuation of the total stake of €965 million, the disposal price before commissions and fees amounted to €866.7 million.

On December 2002, under the terms of an agreement between Pinault-Printemps-Redoute, Redcats, Barbicam International Holding BV and Crédit Agricole SA, the Group sold 61% of its stake in Finaref and Finaref Nordic. Based on a 100% valuation of the total stake of €2,525 million, the disposal price before commissions and fees amounted to €1,540.3 million. Prior to the sale date, Finaref paid a gross dividend to the Group of €1,004.4 million. The short-term receivable arising from this sale is booked under "Cash and Cash Equivalents" in the consolidated financial statements under a separate entry "Short-term receivables on Disposals of Investments".
The pre-tax consolidated capital gain generated by all these transactions amounts to €1,485.7 million.

2-3. Main changes in group structure

Newly consolidated companies

The main newly consolidated companies in 2002 are listed below:
- Printemps: consolidation of Madelios effective January 1, 2002
- CFAO: consolidation of Ibn Sina Laborex effective January 1, 2002

The effect on the key financial data of the consolidated companies acquired during 2002 is summarised below:

(in € millions)		Net sales	Operating income	Capital employed *	Net indebtedness
Printemps	Madelios	14.9	(1.9)	4.5	18.0
CFAO	Ibn Sina Laborex	25.6	(2.3)	2.2	1.6
Other acquisitions by the Business to Business division (Sales of less than €10 million)					
CFAO		23.7	2.2	7.7	4.0
Rexel		2.8	0.1	0.3	(0.1)
PBM		9.8	0.4	2.5	(1.5)
Total		**76.8**	**(1.5)**	**17.2**	**22.0**

* Capital employed = Fixed assets + working capital

Buyout of minority interests

- Pinault-Printemps-Redoute bought out the 5.4% stake in Finaref held by Capitalia (Banca di Roma) (Note 2-2).

Divestments

The main divestments by the Group were:
- Disposal of the Guilbert mail order business (Note 2-2) in October 2002

The effect on key financial data at December 31, 2002 and December 31, 2001 is summarized below:

Guilbert's "mail order" business (in € millions)	2002	2001
Impact on the consolidated income statement		
Sales	351.7	441.3
Operating income	36.9	47.4
EBITDA	41.1	52.6
Attributable net income	10.8	15.3
Impact on the consolidated balance sheet *		
Capital employed	416.0	380.3
of which net goodwill	397.8	407.0
of which other fixed assets	41.6	33.0
of which working capital requirement	(23.4)	(59.7)
Net indebtedness	187.1	99.8
Reserves for contingencies	20.0	22.0
Impact on the consolidated cash flow statement		
Cash flow	22.2	23.5

* Impact on the balance sheet at the date of sale.

- Divestments of Facet, Finaref and Finaref Nordic in the Credit and Financial Services division (Note 2-2) in December 2002.

The effect on the principal financial data at December 31, 2002 and December 31, 2001 is summarised below:

(in € millions)	2002 Finaref (incl. Facet)	2002 Finaref Nordic	2001 Finaref (incl. Facet)	2001 Finaref Nordic
Impact on the consolidated income statement				
Sales	691.3	54.3	692.9	50.6
Operating income	286.9	17.9	245.6	15.9
EBITDA	298.2	17.9	261.6	16.0
Attributable net income	646.8	10.2	202.9	9.0
Impact on the consolidated balance sheet *				
Capital employed	(271.5)	42.7	136.5	89.5
of which net goodwill	38.2	54.6	89.8	90.7
of which other fixed assets	83.7	-	127.6	-
of which working capital requirement	(393.4)	(11.9)	(80.9)	(1.2)
Customer loans financing	4,865.7	188.7	4,766.6	177.5
Reserves for contingencies	98.3	-	84.9	-
Impact on the consolidated cash flow statement				
Cash flow	228.2	25.6	254.9	4.4

* Impact on the balance sheet at the date of sale.

2-4. Proforma income statement

In order to provide more meaningful comparisons between the 2002 and 2001 financial statements, proforma income statements have been prepared based on the following principles:

- Companies divested or deconsolidated in 2002 and 2001 were deconsolidated effective January 1, 2001.
- Companies acquired or fully consolidated for the first time in 2002 and during 2001, were consolidated over the full 12-month period in 2002 and 2001.
- Net financial expenses in 2002 and 2001 were restated to take into account over a 12-month period, interest income and expense associated with acquisitions and disposals of companies at the Group's average financing rate (excluding Gucci).
- The 2001 income statements of foreign subsidiaries have been translated at the average exchange rate for 2002.

(in € millions)	2002 Proforma	2001 Proforma
Sales	**26,275.6**	**26,421.1**
Cost of sales	(16,453.2)	(16,637.7)
Gross margin	**9,822.4**	**9,783.4**
Payroll expenses	(3,762.3)	(3,630.2)
Other operating expenses and income	(4,136.0)	(4,095.5)
EBITDA	**1,924.1**	**2,057.7**
Amortisation and depreciation	(439.4)	(417.7)
Operating income	**1,484.7**	**1,640.0**
Financial income	**(292.9)**	**(262.3)**
Operating income before taxes	**1,191.8**	**1,377.7**
Amortisation of goodwill [1]	**(132.5)**	**(129.7)**

(1) Excluding non-recurring goodwill.

Gucci's pro forma operating income covers the 12-month period from November 1 to October 31.

3- Operating income

3-1. Payroll expenses

The table below shows payroll expenses by company:

(in € millions)	2002	2001
Printemps	(171.9)	(161.9)
Conforama	(399.8)	(386.1)
Redcats	(689.5)	(673.9)
Fnac	(506.4)	(474.9)
Orcanta	(8.3)	(6.4)
Retail	**(1,775.9)**	**(1,703.2)**
Luxury Goods	**(491.8)**	**(453.0)**
Rexel	(921.4)	(947.0)
Pinault Bois & Matériaux	(180.6)	(177.8)
Guilbert	(273.5)	(279.2)
CFAO	(128.7)	(108.9)
Business to Business	**(1,504.2)**	**(1,512.9)**
Credit and Financial Services	**(65.3)**	**(62.2)**
Other	**(26.3)**	**(22.8)**
Total	**(3,863.5)**	**(3,754.1)**

In 2002, payroll expenses amounted to €3,728.4 million for Group employees (including €53.4 million in employee profit-sharing), versus €3,611.7 million in 2001 (including €55.4 million in employee profit-sharing). The balance primarily related to non-Group employees such as temporary staff.

3-2. Other operating income and expenses

A breakdown of other operating income and expenses (not including depreciation expense and reserves for fixed operating assets) is given below:

(in € millions)		2002		2001
Selling and advertising expenses		(1,507.5)		(1,590.0)
Operating costs		(2,744.8)		(2,644.5)
Occupancy costs	(657.7)		(620.9)	
Other	(2,087.1)		(2,023.6)	
Other operating income and expenses		(192.2)		(222.3)
Total		**(4,444.5)**		**(4,456.8)**

4- Net financial expenses

A breakdown of net financial expenses is given below:

(in € millions)	2002	2001
Interest expense on borrowings	(502.1)	(645.3)
Interest income on cash and cash equivalents	91.7	185.3
Interest income on long-term investments	6.8	43.4
Interest income from operating activities	(11.0)	(1.2)
Total	**(414.6)**	**(417.8)**

The item "Interest income on long-term investments" includes dividends received from non-consolidated companies, representing €4.3 million (2001: €15.5 million).

5- Non-recurring items

Non-recurring items can be analysed as follows:

(in € millions)	2002	2001
Disposals of investments	1,853.4	11.2
Restructuring costs	(230.9)	(72.9)
Costs related to claims and litigation	(53.0)	(12.9)
Other non-recurring income and expenses	(291.5)	41.6
Total	**1,278.0**	**(33.0)**

The item "Disposals of investments" includes the capital gain from the sale (before taxes) of the Guilbert mail order business for €355 million, and capital gains from the sale (before taxes) of the Consumer Credit business for €1,485.7 million.

The item "Restructuring costs" applies to the Retail division for €128.5 million (2001: €31.3 million) and the Business to Business division for €102.1 million (2001: €40.4 million).

The item "Other non-recurring income and expenses" includes the writedown of Pinault-Printemps-Redoute treasury stock for €179.2 million and non-recurring writedowns and other Rexel charges totalling €66.6 million.

6- Income tax

6-1. Breakdown of the tax charge

The income tax charge can be broken down as follows:

(in € millions)	2002	2001
Income before tax *	**2,690.3**	**1,527.5**
Current tax	(736.7)	(344.6)
Tax on distributed income	(8.7)	(3.3)
Deferred tax (charge)/benefit	39.7	56.2
Total tax charge	**(705.7)**	**(291.7)**
Effective tax rate	**26.23%**	**19.10%**

* Net income from consolidated companies plus the income tax charge.

6-2. Effective tax rate

The difference between the standard income tax rate in France and the effective rate of tax paid by the Group can be broken down as follows:

(% of income before tax)	2002	2001
Standard French corporate tax rate	**33.33%**	**33.33%**
Impact of taxation of non-French subsidiaries	- 6.11%	- 7.95%
Average normal Group rate	**27.22%**	**25.38%**
Surtaxes of 3% and 3.3% in 2002 and 6% and 3.3% in 2001	0.35%	0.80%
Impact of permanent differences and items taxed at reduced rates	- 2.88%	- 0.84%
Impact of unrecognised timing differences	0.73%	0.03%
Tax loss carryforwards generated/(utilised) during the year net of the impact of tax consolidation	0.81%	- 6.27%
Effective tax rate	**26.23%**	**19.10%**

Three tax groups have been set up in France, headed by Pinault-Printemps-Redoute SA (178 companies), Rexel SA (24 companies) and Finaref SA (8 companies).

6-3. Tax loss carry-forwards

Change in tax loss carry-forwards that did not lead to the recognition of deferred tax assets can be summarised as follows:

(in € millions)	2002	2001
At January 1	**763.8**	**901.1**
Losses generated during the year	326.0	80.2
Losses utilised during the year	(118.9)	(175.3)
Effect of changes in Group structure and exchange rate adjustments	(39.3)	(42.2)
At December 31	**931.6**	**763.8**

At December 31, 2002, potential tax savings arising from these losses are carried forward into the following schedule:

(in € millions)	2002	2001
Ordinary tax loss carry-forwards		
Expiring in less than five years	136.3	91.6
Expiring in more than five years	76.7	64.7
Sub-total	**213.0**	**156.3**
Indefinite carry-forwards	**88.7**	**82.5**
Total	**301.7**	**238.8**

7- Attributable net income and earnings per share

7-1. Adjusted net income

(in € millions)	2002	2001
Attributable net income	**1,589.2**	**752.7**
Interest on share equivalents	10.7	26.2
Net income after adjustment	**1,599.9**	**778.9**

Attributable net income included €1,278 million in non-recurring income (– €33 million in 2001 and – €27 million in 2000) and €84.5 million in exceptional amortisation of goodwill, or €917 million after taxes and minority interests (– €21.3 million in 2001 and – €16 million in 2000.)

Excluding non-recurring items, adjusted net income amounted to:

(in € millions)	2002	2001
Attributable net income	**1,589.2**	**752.7**
Non-recurring items net of tax and minority interests	(917.0)	21.3
Net income excluding non-recurring items	**672.2**	**774.0**
Interest on share equivalents	10.7	26.2
Net income excluding non-recurring items after adjustment	**682.9**	**800.2**

7-2. Number of shares used to calculate earnings per share

(number of shares)	2002	2001
Weighted average number of		
- common shares issued and outstanding	122,394,480	119,120,986
- common shares held as treasury stock	(535,963)	(507)
Total before dilution	**121,858,517**	**119,120,479**
Weighted average number of share equivalents		
- convertible bonds	5,307,813	6,262,650
- stock options	20,910	53,706
Total after dilution	**127,187,240**	**125,436,835**

The average price in December 2002 (€77.09) was used to calculate equivalent shares at December 31, 2002 (€147.6 at December 31, 2001).

Convertible bonds issued by Pinault-Printemps-Redoute have been treated as dilutive instruments except for the convertible debentures issued in 1999, the redemption of which on January 1, 2003 was certain at year-end 2002.

8- Cash flow statement

8-1. Net cash from operating activities before changes in working capital

This item breaks down as follows:

(in € millions)	2002	2001
Operating cash flow	2,331.6	2,433.7
Net cash (financial activities)	(414.1)	(414.5)
Non-recurring net cash and tax charge	(630.8)	(571.3)
Net cash from operating activities before changes in working capital	**1,286.7**	**1,447.9**

8-2. Changes in the working capital requirement (WCR)

These changes break down as follows:

(in € millions)	2002	2001
Change in operating working capital excluding customer loans	138.2	308.0
Change in non-operating working capital	78.1	52.9
Change in working capital	**216.3**	**360.9**
Change in customer loans	**(119.4)**	**(151.5)**

8-3. Net operating investments

The breakdown of net operating investments by company is as follows:

(in € millions)	2002	2001
Printemps	22.7	(43.4)
Conforama	(64.2)	(95.4)
Redcats	(38.6)	(54.8)
Fnac	(100.9)	(113.3)
Orcanta	(3.5)	(17.1)
Retail	**(184.5)**	**(324.0)**
Luxury Goods	**(388.6)**	**(326.6)**
Rexel	(31.3)	12.5
Pinault Bois & Matériaux	(14.9)	(4.1)
Guilbert	(27.7)	(16.6)
CFAO	(32.9)	(23.0)
Business to Business	**(106.8)**	**(31.2)**
Credit and Financial Services	**(14.6)**	**(24.2)**
Other	**22.1**	**99.2**
Total	**(672.4)**	**(606.8)**

8-4. Net financial investments

Net financial investments break down as follows:

(in € millions)	2002	2001
Acquisitions of subsidiaries and affiliates	(592.3)	(1,989.4)
Divestment of subsidiaries and affiliates	3,075.8	229.7
Impact of changes in Group structure on cash position	307.0	39.7
Acquisitions of other investments net of disposals	(71.8)	(95.3)
Net cash difference	(202.0)	(3.4)
Total	**2,516.7**	**(1,818.7)**

The main acquisitions and disposals in the year are described in Note 2.

8-5. Capital increases

Net cash provided by increases in capital breaks down as follows:

(in € millions)	2002	2001
Pinault-Printemps-Redoute share issues	-	502.2
Shares issues by subsidiaries not subscribed to by the parent company	1.7	1.1
Total	**1.7**	**503.3**

In 2001, Pinault-Printemps-Redoute's capital increase was mainly due to the conversion of 3,077,073 OCEANE bonds issued in November 2001.

9- Goodwill

Goodwill breaks down as follows:

	31.12.2002			31.12.2001
(in € millions)	Gross	Amorti-sation	Net	Net
Retail				
Printemps	61.4	(11.2)	50.2	27.8
Conforama	909.9	(78.5)	831.4	966.9
Redcats	1,004.4	(181.9)	822.5	1,001.8
Fnac	498.3	(87.1)	411.2	422.7
Business to Business				
Rexel	1,570.2	(182.0)	1,388.2	1,552.2
Pinault Bois & Matériaux	112.1	(19.4)	92.7	92.3
Guilbert	617.1	(171.5)	445.6	961.9
CFAO	124.4	(41.7)	82.7	73.7
Credit and Financial Services	**97.7**	**(9.4)**	**88.3**	**188.5**
Other	**9.4**	**(6.1)**	**3.3**	**4.1**
Total	**5,004.9**	**(788.8)**	**4,216.1**	**5,291.9**

The main changes are summarised below:

(in € millions)		
Net book value at December 31, 2001		**5,291.9**
Increases following acquisitions		71.8
Decreases following disposals		(490.6)
of which the sale of Guilbert's mail-order business	(397.8)	
of which disposals within the Credit and Financial Services division	(92.8)	
Appropriation of goodwill		(127.3)
Cumulative translation adjustments		(295.4)
Amortisation for the year		(149.8)
Non-recurring amortisation		(84.5)
Net book value at December 31, 2002		**4,216.1**

Based on the estimated market value of Guilbert, which may be sold in the near future, non-recurring amortisation of goodwill was recognised, calculated according to the pro rata rule laid down by two Emergency Committee notices 97-B dated July 11, 1997 and 2000-E dated December 21, 2000, as follows:

- non-recurring amortisation for €84.5 million on the goodwill recognised under assets on the balance sheet.
- non-recurring "notional" amortisation for €339.1 million on goodwill arising in 1998 and 1999 from the portion of the Guilbert acquisition financed by issuing Pinault-Printemps-Redoute shares and Pinault-Printemps-Redoute treasury stock charged to additional paid-in capital in the amount of €406 million and €409 million respectively, i.e. a total of €815 million. At December 31, the cumulative theoretical amortisation (over forty years) of this goodwill before non-recurring amortisation amounted to €50.8 million and €40.9 million respectively, or a total of €91.7 million.

10- Other intangible assets

This item breaks down as follows:

	31.12.2002			31.12.2001
(in € millions)	Gross	Amorti-sation	Net	Net
Companies, brands and market share	5,550.9	(27.8)	5,523.1	5,518.1
Purchased goodwill and leasehold rights	444.2	(48.6)	395.6	306.7
Other	963.7	(243.1)	720.6	671.3
Total	**6,958.8**	**(319.5)**	**6,639.3**	**6,496.1**

The table below shows a breakdown by division:

(in € millions)	31.12.2002	31.12.2001
Retail		
Printemps	197.0	196.3
Conforama	491.0	488.1
Redcats	603.6	614.9
Fnac	93.6	112.7
Orcanta	21.9	20.7
Luxury Goods	**4,718.7**	**4,524.9**
Business to Business		
Rexel	458.1	459.3
Pinault Bois & Matériaux	6.4	5.5
Guilbert	19.7	27.5
CFAO	24.9	23.3
Credit and Financial Services	**-**	**19.9**
Other	**4.4**	**3.0**
Total	**6,639.3**	**6,496.1**

The year-on-year movement between 2001 and 2002 is primarily due to the additional difference generated by the purchase of Gucci shares in 2002.

11- Property, plant and equipment

The table below shows a breakdown of property, plant and equipment:

	31.12.2002			31.12.2001
(in € millions)	Gross	Depreciation	Net	Net
Land and buildings	1,996.7	(665.0)	1,331.7	1,223.4
Plant and equipment	2,932.6	(1,769.6)	1,163.0	1,132.2
Other	537.0	(257.7)	279.3	314.1
Total	**5,466.3**	**(2,692.3)**	**2,774.0**	**2,669.7**

Changes in property, plant and equipment are summarised below:

(in € millions)	31.12.2002 Gross	Amortisation Depreciation	Net
Beginning of period balance	**5,297.5**	**(2,627.8)**	**2,669.7**
Additions	630.2	-	630.2
Disposals	(220.7)	172.8	(47.9)
Cumul. translation adjustments	(139.8)	100.0	(39.8)
Changes in Group structure	(100.9)	56.8	(44.1)
Depreciation for the year	-	(394.1)	(394.1)
End of period balance	**5,466.3**	**(2,692.3)**	**2,774.0**
of which held under finance leases	393.6	(143.1)	250.5

Divestments for the year include the following items:
- disposal by France Printemps of a real estate complex in Velizy;
- disposal by Pinault-Printemps-Redoute SA of a real estate complex in Roubaix.

12- Investments in companies accounted for by the equity method

The Group's share in the net assets and net income of companies accounted for by the equity method is presented below:

	31.12.2002			31.12.2001
(in € millions)	Retained earnings	Net income	Total	Total
Sodice Expansion	17.8	3.3	21.1	20.1
Credit and Financial Services	178.5	(11.1)	167.4	37.8
Other (< €10 million)	16.8	2.0	18.8	18.7
Total	**213.1**	**(5.8)**	**207.3**	**76.6**

Following sales within the Credit and Financial Services division (Note 2.2) the Group consolidated its remaining 39% stake under the equity method.

13- Investments

The breakdown of this item is as follows:

	31.12.2002			31.12.2001
(in € millions)	Cost	Allowances	Net	Net
Investments in companies [1]				
- Investments representing interests of over 50%	139.0	(56.2)	82.8	103.6
- Investments representing interests of 20 to 50%	12.7	(11.5)	1.2	8.6
- Investments representing interests of less than 20%	54.9	(10.2)	44.7	39.7
Total	**206.6**	**(77.9)**	**128.7**	**151.9**

(1) Long-term investments in companies viewed as useful but not of major importance for the Group's business with which the Group maintains ongoing relations, and investments that are not intended to be held over the long-term.

14- Other investments

This item breaks down as follows:

(in € millions)	31.12.2002	31.12.2001
Advances to non-consolidated companies and LT loans	96.7	309.6
Investments in insurance companies	3.1	36.4
Other [1]	123.7	107.5
Total	**223.5**	**453.5**

(1) Mainly guarantee deposits.

15- Inventories and work-in-progress

This item can be analysed as follows:

(in € millions)	31.12.2002	31.12.2001
Commercial inventories	3,953.4	4,027.5
Industrial inventories	199.4	192.2
Cost	**4,152.8**	**4,219.7**
Allowances	(409.5)	(397.1)
Total	**3,743.3**	**3,822.6**

16- Operating and non-operating receivables

These items can be analysed as follows:

(in € millions)	31.12.2002	31.12.2001
Trade receivables - Gross	2,105.1	2,379.6
Other operating receivables - Gross	1,728.1	1,693.1
Less allowances	(318.4)	(293.9)
Operating receivables	**3,514.8**	**3,778.8**
Customer loans - Gross	494.9	5,986.0
Less allowances	(25.4)	(545.9)
Customer loans	**469.5**	**5,440.1**
Receivables on disposals of fixed assets - Gross	15.1	58.3
Other receivables - Gross	647.3	604.3
Deferred tax assets	622.4	527.6
Less allowances	(191.2)	(101.4)
Non-operating receivables	**1,093.6**	**1,088.8**
Total	**5,077.9**	**10,307.7**

Loan financings are presented below:

(in € millions)	31.12.2002	31.12.2001
Customer loans - Assets	469.5	5,440.1
Customer deposits - Liabilities	-	(18.4)
Customer loans financing	**469.5**	**5,421.7**

17- Cash and cash equivalent

This items breaks down as follows:

	31.12.2002		31.12.2001
(in € millions)	Book value	Market value	
Short-term receivables on asset disposals [1]	**1,857.4**	**1,857.4**	-
Bonds	248.9	248.9	289.3
Money market securities	70.6	70.4	8.7
Mutual funds (SICAVs and FCPs)	2,979.7	2,972.7	3,403.1
Treasury stock Pinault-Printemps-Redoute	526.6	291.2	282.2
Allowances	(219.3)	-	(27.9)
Marketable securities [2]	**3,606.5**	**3,583.2**	**3,955.4**
Short-term deposits	1,396.2	1,396.2	1,665.6
Cash	153.4	153.4	88.2
Cash and cash equivalents	**1,549.6**	**1,549.6**	**1,753.8**
Total	**7,013.5**	**6,990.2**	**5,709.2**

(1) Short-term receivables arising from the sale of assets involve disposals within the Credit and Financial Services division (see note 2.2).

(2) At December 31, 2002, marketable securities included 1,345,050 Pinault-Printemps-Redoute shares held in treasury stock for allocation to employees in an amount of €103.7 million in net value, and 2,808,983 shares acquired to stabilise the share price in an amount of €216.5 million in net value.

The provision for depreciation was updated on the basis of the average share price over the last month of the year, and amounted to €206.4 million for Pinault-Printemps-Redoute treasury stock. The market value has been calculated on the basis of the share price on December 31, 2002.

4,390,355 shares were purchased over the period, of which 2,790,355 were bought in order to stabilise the share price and 3,335 shares were sold. The acquisition of shares included the redemption of 1,600,000 shares at the reference price of €170,42 per share, as part of the settlement of the performance swap on September 9, 2002.

18- Shareholders' equity and minority interests

18-1. Shareholders' equity – Group share

Changes in the share capital of Pinault-Printemps-Redoute SA are presented in the section entitled "Miscellaneous information" of the annual report.

18-2. Minority interests

Minority interests in fully consolidated companies are as follows:

(in € millions)	31.12.2002 Shareholders' equity *	Net income	Total	31.12.2001 Total
Gucci Group	2,157.7	133.8	2,291.5	2,224.1
Rexel Group	342.1	(9.4)	332.7	440.0
CFAO Group	65.7	20.6	86.3	78.6
Credit and Financial Services Group	(8.0)	8.0	-	105.2
Other	5.8	2.3	8.1	20.0
Total	**2,563.3**	**155.3**	**2,718.6**	**2,867.9**

* Including translation adjustments to minority interests.

19- Retirement reserves

The main actuarial assumptions used to estimate the Group's obligations are the following:

	Euro zone		United Kingdom		North America	
	2002	2001	2002	2001	2002	2001
Discount rate	5.75%	6%	5.50%	5.75% - 6%	6.75% - 7%	6.75% - 7.5%
Return on assets	6%	6%	7%	7%	8.5% - 9%	8.5% - 9%
Payroll increase	1.5% - 3%	1.5% - 3%	3% - 4.34%	4% - 4.5%	3%	3%

Group commitments under pension and other post-retirement benefit plans and for retirement bonuses are as follows:

(in € millions)	31.12.2002	31.12.2001
Group commitments for retirement and termination bonuses	(583.1)	(549.7)
Fair value of assets	252.0	301.8
Net financial position	**(331.1)**	**(247.9)**
Actuarial differences	135.5	94.8
Retirement reserves [1]	**(195.6)**	**(153.1)**

(1) of which:		
Reserves for contingencies:		
Retirement and termination bonuses	(191.0)	(149.4)
Charges to be paid on retirement and termination bonuses	(4.6)	(3.7)

20- Other reserves for contingencies and charges

Breakdown by Division is as follows:

(in € millions)	31.12.2002	31.12.2001
Reserves for restructuring	117.0	120.6
Reserves for claims and litigation	123.7	109.9
Insurance operations technical reserves	3.1	36.4
Other reserves	183.3	393.5
Total	**427.1**	**660.4**

The breakdown of changes in reserves for contingencies is as follows:

- changes in Group structure and restatements: €- 168.6 million
- exchange rate fluctuations: €- 10.7 million
- net charges: €- 54 million

The effect of changes in Group structure is mainly due to disposals within the Credit and Financial Services division in the amount of €98.3 million and the sale of Guilbert's "mail order" business in the amount of €20 million.

At December 31, 2002, reserves for contingencies on African activities (€41.9 million in 2001) were subtracted from the asset accounts to which they belong.

21- Borrowings

21-1. Analysis by category

(in € millions)	31.12.2002 Book value	31.12.2002 Market value	31.12.2001
Convertible bonds	1,990.5	1,995.6	2,031.8
Other bonds	1,634.9	1,611.2	2,227.7
Confirmed lines of credit	5,500.9	5,500.9	4,413.8
Drawdowns on non-confirmed lines of credit	291.8	291.8	2,242.7
Other bank borrowings	1,569.0	1,549.6	1,941.7
Bank overdrafts and foreign currency advances	623.0	623.0	934.3
Bonds and bank borrowings	**11,610.1**	**11,572.1**	**13,792.0**
Commercial paper	525.6	525.6	2,790.0
Employee profit-sharing	77.0	77.0	86.8
Other borrowings	28.1	28.1	649.5
Obligations under finance leases	191.0	191.0	231.4
Total	**12,431.8**	**12,393.8**	**17,549.7**

The change in gross debt results from changes in Group structure, particularly with regard to the Credit and Financial Services division.

The gross debt of Rexel and Gucci amounted to €1,266.4 million and €1,706.3 million respectively at December 31, 2002).

The market value of financial instruments has been determined on the basis of the values provided by the financial counterparties involved in the transactions or by using other valuation methods such as the updated value of cash flows, taking into account the Group's credit risk at year-end.

The market value of financial instrument given is shown before hedging instruments.

At December 31, 2002, borrowings were secured by collateral in the amount of €187.2 million (€252.5 million at December 31, 2001).

21-2. Analysis by maturity

(in € millions)	31.12.2002	31.12.2001
N+1	4,886.5	8,947.9
N+2	1,782.3	2,041.9
N+3	3,404.0	2,473.8
N+4	831.9	2,346.5
N+5	1,292.2	1,419.9
Beyond	234.9	319.7
Total	**12,431.8**	**17,549.7**

It should be noted that the N+1 maturity includes the redemption of the OCEANE issued in 1999, maturing on January 1, 2003, and the OCEANE issued in 2001, maturing on January 1, 2007. However, in all likelihood the bearers will exercise the put in May 2003. Remaining redemptions in N+1 mainly consist of commercial paper and revolving credit.

Short-term draw-downs on facilities backed by long-term confirmed lines of credit are included in long-term debt.

21-3. Analysis by repayment currency

(in € millions)	31.12.2002	31.12.2001
Euro	10,786.4	16,030.6
Yen	621.0	484.0
US dollar	390.7	363.5
Swedish krona	94.3	116.5
Pound sterling	71.2	95.6
CFA franc	75.8	79.7
Other currencies	392.4	379.8
Total	**12,431.8**	**17,549.7**

The above amounts take into account the impact of hedging transactions (see Note 25).

21-4. Analysis by interest rate

(in € millions)	2002	2001
Average net fixed rate debt	4,070.2	3,305.0
Average net floating rate debt	4,164.8	4,545.5
Average net debt	**8,235.0**	**7,850.5**
Average fixed rate of interest	3.4%	4.1%
Average floating rate of interest	3.9%	4.5%
Average rate of interest for the year	**3.6%**	**4.3%**

The above amounts and rates reflect average net debt (with interest expense included under net financial expense) and average interest rates paid for the relevant year.

Interest rates take into account the impact of hedging transactions (see Note 25).

The decline in average interest rates is largely attributable to fall in the main interest benchmark indices for debt and to the full-year contributions from the two fixed-rate OCEANE issued by Pinault-Printemps-Redoute.

21-5. Bond issues

The characteristics of the main bond issues are as follows:

January 30, 1998 indexed bonds (Pinault-Printemps-Redoute SA):

Issue price: €106,714,312.07 represented by 70,000 bonds with a face value of €1,524.49.

Annual coupon: zero coupon.

Term of the bonds: 7 years.

Redemption: on January 31, 2005 at a price of between 100% and 228% of the bond's nominal value. The premium is determined by applying an indexation formula based on the rate of appreciation of the Pinault-Printemps-Redoute SA share price.

Gross yield to maturity: between 0% and 12.5% depending on the Pinault-Printemps-Redoute SA share price.

Balance outstanding at December 31, 2002: €106,714,312.07.

The bonds were swapped on issue into 3-month Euribor floating rate debt.

May 27, 1998 bonds (Pinault-Printemps-Redoute SA):

Issue price: €304,898,034.48 represented by 400,000 bonds with a nominal value of €762.25.

Annual coupon: 5.20%.

Term of the bonds: 7 years.

Redemption: in full on May 27, 2005.

Gross yield to maturity: 4.99%.

Balance outstanding at December 31, 2002: €304,898,034.48.

The bonds were swapped on issue into 3-month EURIBOR floating rate debt.

December 19, 2000 bonds (Pinault-Printemps-Redoute SA):

Issue price: €250,000,000 represented by 250,000 bonds with a nominal value of €1,000.

Annual coupon: 3-month EURIBOR +0.55%.

Term of the bonds: 3 years.

Redemption: in full on December 19, 2003.

Balance outstanding at December 31, 2002: €250,000,000.

July 10, 2001 bonds (Caumartin Participations):

Issue price: €424,743,760 represented by 424,743,760 bonds with a face value of €1.

Annual coupon: 5.2075%, partially indexed on the Pinault-Printemps-Redoute share price.

Term of the Bonds: 4 years.

Redemption: in full on July 11, 2005.

Balance outstanding at December 31, 2002: €424,743,760.

The bonds were swapped on issue into 3-month Euribor floating rate debt in the amount of €350,000,000.

July 13, 2001 bonds (Pinault-Printemps-Redoute SA):

Issue price: €300,000,000 represented by 300,000 bonds with a face value of €1,000 as part of the EMTN programme.

Annual coupon: 3-month EURIBOR +0.50%.

Term of the bonds: 3 years.

Redemption: in full on July 13, 2004.

Balance outstanding at December 31, 2002: €300,000,000.

1999 bonds convertible and/or exchangeable for shares (OCEANE) (Pinault-Printemps-Redoute SA):

Issue price: €999,999,792 represented by 4,784,688 bonds with a nominal value of €209.

Annual coupon: 1.50%.

Term of the bonds: 3 years and 192 days.

Conversion and/or exchange for shares: on January 1, 2003 on the basis of one share per bond.

Redemption: in full on January 1, 2003 at a price of €216.58.

Gross yield to maturity of unconverted bonds: 2.5%.

The combined balance outstanding at December 31, 2002 was €1,127,990,006.84 represented by 5,208,191 bonds, including the redemption premium, after:

- a further issue of 452,464 fungible bonds in December 1999 in connection with the Public Exchange Offer for Guilbert.
- the redemption of 28,941 bonds in the amount of €6,048,669 in 2002.

November 8, 2001 bonds convertible and/or exchangeable for shares (OCEANE) (Pinault-Printemps-Redoute SA):

Issue price: €1,380,000,050 represented by 8,492,308 bonds with a face value of €162.50.

Annual coupon: 1.50%.

Term of the bonds: 5 years and 54 days.

Conversion and/or exchange for shares: until December 31, 2001 on the basis of 1,157 shares per bond, and as of January 1, 2002 on the basis of one share per bond.

Normal redemption: in full on January 1, 2007 at a price of €162.50.

Early redemption of bonds by holders: at par on May 8, 2003 and November 8, 2004, plus accrued interest. Given Pinault-Printemps-Redoute's current share price, it is highly likely that holders will request early redemption. The redemption of OCEANE therefore appears in the Group's debt schedule for 2003.

Gross yield to maturity of unconverted bonds: 1.5%.

The combined balance outstanding at December 31, 2002 was €862,519,612.50 represented by 5,307,813 bonds, following.

- the conversion of 3,077,000 bonds by Artémis in 2001.
- the redemption of 107,422 bonds for €17,456,075 in 2002.

May 11, 1998 indexed bonds (Rexel SA):

Issue price: €45,734,705.17 represented by 300,000 bonds with a face value of €152.45.

Annual interest rate: zero coupon.

Term of the bonds: 10 years.

Redemption: on May 11, 2008 at a price of between 121.9% and 260% of face value. The premium is determined by applying an indexation formula based on the rate of appreciation of the Rexel SA share price.

Gross yield to maturity: between 2% and 10.03% depending on the Rexel SA share price.

Balance outstanding at December 31, 2002: €45,734,705.17.

The bonds were swapped on issue into 3-month Euribor floating rate debt.

July 15, 1998 bonds (Rexel SA)

Issue price: €182,938,820.69 represented by 240,000 bonds with a face value of €762.25.

Annual coupon: 4.80%.

Term of the bonds: 6 years.

Redemption: in full at par on August 3, 2004.

Gross yield to maturity: 4.62%.

Balance outstanding at December 31, 2002:
€182,938,820.69.

The bonds were swapped on issue into 3-month Euribor floating rate debt in the amount of €121,959,213.79.

May 28, 1996 convertible bonds (Rexel SA)

Issue price: €130,471,930.33 represented by 935,344 bonds issued at a price of €139.49, including €11,856,722.32 represented by 85,000 bonds issued in January 1997 and fungible with the bonds issued on May 28, 1996.

Annual coupon: 3.50%.

Term of the bonds: 7 years, 6 months and 20 days.

Conversion into shares: at any time as of June 11, 1996, on the basis of one share per bond.

Normal redemption: in full on January 1, 2004 at a price of EUR 164.80.

Gross yield to maturity of unconverted bonds: 5.50 %.

Balance outstanding at December 31, 2002:
€129,807,535.40.

Pinault-Printemps-Redoute SA holds the whole of the issue.

21-6. Main long- and medium-term borrowings and confirmed lines of credit

a) Main long- and medium-term borrowings

The Group holds:

- several loans taken out by PPR Finance for a total amount of €354.7 million, maturing on various dates through December 2010. All of these loans have been swapped into 3-month Euribor floating rate debt.
- a €750 million loan obtained by Pinault-Printemps-Redoute SA on December 13, 1999, due November 2004. The loan has been securitised by the Pinault-Printemps-Redoute 11/99 securitisation fund. All the units in the fund have been acquired by Armoris Finance SA, which raises refinancing by issuing commercial paper rated A1/P1.
- a €126.4 million syndicated loan obtained by Rexel on July 23, 1999 which is repayable in instalments up to March 30, 2006. The fixed rate loan was swapped into 6-month Euribor floating rate debt.

Balance outstanding at December 31, 2002: €70.80 million.

- a €72.3 million, floating rate syndicated loan obtained by Conforama Italia SPA on December 21, 1999, maturing on various dates through December 31, 2009.

Balance outstanding at December 31, 2002: €23.85 million.

- a €50 million, 6.5-year fixed rate syndicated loan obtained by Empire Stores Group PLC on May 26, 1999, with serial repayment up to November 28, 2005.

Balance outstanding at December 31, 2002: €23.85 million.

b) Confirmed lines of credit

- At December 31, 2002, the Group (excluding the Credit and Financial Services division) had access to confirmed lines of credit totalling €7,701 million (2001: €4,753 million).
- The undrawn balance on these confirmed lines of credit at December 31, 2002 totalled €2,200 million (2001: €1,519 million excluding Credit and Financial Services division).

c) Breakdown of confirmed lines of credit

- Pinault-Printemps-Redoute SA and PPR Finance: €5,108 million, including long-term lines of credit of €3,506 million due in more than one year with an average life of 2.66 years. In 2002, Pinault-Printemps-Redoute SA took out a syndicated loan of €2.5 billion, comprising two tranches of €1.25 billion, repayable after three and five years. The Group is committed to maintaining certain financial ratios (Consolidated Net Financial Debt/Consolidated EBITDA, Consolidated EBITDA/Consolidated Net Interest Expense and Consolidated Net Financial Debt/Consolidated Shareholders' Equity) until the loan is repaid in full. The margin applied is indexed to the level of the Group's credit rating.
- Rexel SA: €921 million, with an average life of 2.20 years, including €53 million on Finelec BV and an €793 million syndicated loan contracted on September 13, 2000, comprising a tranche of €293 million maturing in September 2003 and €500 million maturing in September 2005. Rexel is committed to maintaining certain financial ratios (Consolidated Net indebtedness/Consolidated EBITDA, Consolidated EBITDA/Consolidated Net Interest Expense and Consolidated Net indebtedness/Consolidated Shareholders' Equity) until the loan is repaid in full. The margin applied to the loan is indexed to the level of the Consolidated Net indebtedness/Consolidated EBITDA ratio.
- Redcats: €388 million, with an average life of 1.77 years, including SEK 2,115 million (€231.1 million), €95 million with a maturity of more than one year from the Ellos Group and USD 65 million (€62 million) from Brylane.
- Gucci Group NV: €1,284 million with an average life of 3.60 years, including €667 million contracted on July 21, 2000 as a syndicated loan. Gucci Group NV is committed to maintaining certain financial ratios (Consolidated Net indebtedness/Consolidated EBITDA, Consolidated EBITDA/Consolidated Net Financial Fees and Consolidated Net indebtedness/Consolidated Shareholders' Equity) until the loan is repaid in full.

The credit lines include the usual negative pledge, pari passu and cross default legal clauses. The Group complied with all financial and legal clauses at December 31, 2002.

22- Operating and non-operating payables

This item breaks down as follows:

(in € millions)	31.12.2002	31.12.2001
Trade payables	4,330.6	4,400.9
Customer prepayments	192.8	145.2
Other operating payables	2,034.2	2,061.2
Operating payables	**6,557.6**	**6,607.3**
Customer deposits (Credit and Financial Services)	**-**	**18.4**
Fixed asset payables	516.4	387.6
Other non-operating payables	510.3	667.3
Deferred tax liabilities	202.1	379.1
Non-operating payables	**1,228.8**	**1,434.0**
Total	**7,786.4**	**8,059.7**

23- Number of employees and senior management compensation

23-1. Number of employees per company

The average number of Group employees, calculated on a full-time equivalents basis, is as follows:

	2002	2001
Printemps	5,144	4,859
Conforama	11,617	11,313
Redcats	19,133	20,142
Fnac	14,914	14,150
Orcanta	284	213
Retail	**51,092**	**50,677**
Luxury Goods	**10,459**	**9,482**
Rexel	23,772	25,366
Pinault Bois & Matériaux	5,284	5,961
Guilbert	6,729	6,891
CFAO	9,370	7,780
Business to Business	**45,155**	**45,998**
Credit and Financial Services	**1,508**	**1,202**
Other	**209**	**212**
Group Total	**108,423**	**107,571**

The average number of employees of companies acquired in 2002 corresponds to the average for the period over which the relevant companies were consolidated.

The number of Group employees per company at December 31, 2002 is as follows:

	2002	2001
Printemps	5,855	5,542
Conforama	13,247	13,212
Redcats	20,760	21,895
Fnac	18,223	17,286
Orcanta	373	324
Retail	**58,458**	**58,259**
Luxury Goods	**10,860**	**10,097**
Rexel	23,198	24,562
Pinault Bois & Matériaux	5,525	6,331
Guilbert	5,589	7,226
CFAO	9,528	7,818
Business to Business	**43,840**	**45,937**
Credit and Financial Services	**81**	**1,432**
Other	**214**	**210**
Group Total	**113,453**	**115,935**

23-2. Directors' compensation

Information concerning Pinault-Printemps-Redoute SA senior executives' compensation is presented in the section entitled "Miscellaneous information" of the annual report.

24- Commitments under finance and operating leases

24-1. Operating leases

Some Group companies are lessees under real estate and/or equipment leases with non-cancellable terms in excess of one year. Some of these leases include a rent indexation clause.

Future minimum payments due under these leases are as follows:

(in € millions)	31.12.2002
n+1	530.1
n+2	411.1
n+3	338.4
n+4	291.0
n+5	268.0
Beyond	986.7
Total	**2,825.3**

25- Exposure to currency and interest rate risk

Off-balance sheet commitments at December 31, 2002 related to the Group's cash management activities are as follows:

25-1. Exposure to interest rate risk

The Pinault-Printemps-Redoute group uses various financial instruments to manage interest rate risk on financial assets and liabilities, including borrowings. The notional amounts of these instruments are as follows:

(in € millions)	31.12.2002	31.12.2001
Swaps: fixed rate lender	4,159	2,574
Swaps: fixed rate borrower	3,735	4,505
Purchase of currency forwards	103	8
Sale of currency forwards	103	-
Options, caps, floors, collars	1,334	1,762

These instruments may serve various purposes:

- swapping revisable rate negotiable debt securities and fixed rate loans and credit line draw-downs into floating rate debt: the Group entered into interest rate swaps as a fixed rate lender in the amount of €671 million;
- swapping fixed rate bond issues into floating rate debt: the Group executed interest rates swaps as a fixed rate lender in the amount of €762 million;
- setting the financing rate of Finaref SA: the Group used swaps with Finaref SA on a notional amount of €2,726 million;
- swapping floating rate debt into fixed rate debt: the Group entered into interest rate swap agreements as a fixed rate borrower in the amount of €3,598 million, including €2,726 million as hedging for its business with Finaref SA before it was sold, as described above;
- managing interest rate risk on borrowings: using options in the amount of €1,334 million.

The Group's net exposure to interest rate risk taking into account the above hedging transactions is presented below:

- fixed rate assets and liabilities exposed to a price risk:

(in € millions)	31.12.2002	2002 maturities			31.12.2001
		Less than one year	One to five years	More than five years	
Fixed rate assets	**555.4**	**302.3**	**252.8**	**0.3**	**5,185.4**
Bonds	2,071.4	1,993.9	77.5	-	2,205.5
Commercial paper	525.6	525.6			2,177.9
Other financial debt	1,757.7	400.4	1,314.9	42.4	4,641.8
Fixed rate liabilities	**4,354.7**	**2,919.9**	**1,392.4**	**42.4**	**9,025.2**

- floating rate assets and liabilities exposed to a cash flow risk:

(in € millions)	31.12.2002	2002 maturities			31.12.2001
		Less than one year	One to five years	More than five years	
Floating rate assets	**4,552.1**	**4,340.5**	**211.6**		**5,418.3**
Bonds	1,554.1	250.0	1,258.3	45.8	2,054.1
Commercial paper	-				611.8
Other financial debt	6,522.9	1,713.7	4,675.9	133.3	5,859.9
Floating rate liabilities	**8,077.0**	**1,963.7**	**5,934.2**	**179.1**	**8,525.8**

Financial assets and liabilities consist of interest-bearing balance sheet items.

Given the expected change in net financial debt in 2003, a 1% increase or decrease in interest rates would have a full-year impact of €42 million on consolidated income before tax.

25-2. Exposure to currency risk

(in € millions)	Euro	US dollar	Pound sterling	Swiss franc	Swedish krona	Yen	Other currencies
Money market assets	53.9	492.9	41.8	78.8	4.5	1.6	198.3
Money market liabilities	(103.8)	(430.7)	(1.3)	(192.2)	-	(626.1)	(90.8)
Gross exposure	**(49.9)**	**62.2**	**40.5**	**(113.4)**	**4.5**	**(624.5)**	**107.5**
Hedges of 2002 receivables and payables	**(115.0)**	**(829.8)**	**(422.3)**	**-**	**(35.3)**	**(368.4)**	**(437.5)**
Hedges of 2002 commitments							
Currency forward purchases & currency swaps	(63.2)	362.6	(109.0)		12.7	19.3	15.1
Options		(75.7)				(45.0)	
Total on commitments	**(63.2)**	**286.9**	**(109.0)**	**-**	**12.7**	**(25.7)**	**15.1**

Money market assets represent receivables, loans, marketable securities and cash.

Money market liabilities represent borrowings, operating payables and other payables.

25-3. Other market risks – credit risk

The Group uses derivative instruments solely to reduce its overall exposure to currency and interest rate risk arising in the normal course of business. All transactions involving derivative instruments are carried out on organised or over-the-counter markets with major players and do not carry any counterparty risk. Gains and losses on derivative instruments in 2002 were not material. Similarly, unrealised gains and losses on commitments and future transactions hedged through derivative instruments were not material at December 31, 2002.

The Group has a large number of customers in a wide range of business segments and is therefore not exposed to any concentration of credit risk. Generally, the Group considers that it is not exposed to any specific credit risk.

26- Market value of financial instruments

(in € millions)	31.12.2002	31.12.2001
Interest rate instruments:	**21.9**	**14.7**
Swaps: fixed rate lenders	75.9	44.0
Swaps: fixed rate borrowers	(49.5)	(26.3)
Forward contracts	-	-
Options, caps, floors, collars	(4.5)	(3.0)
Exchange rate instruments:	**8.8**	**(22.7)**
Hedging receivables and payables		
Currency swaps	6.2	(13.9)
Hedging commitments		
Currency forwards	(59.6)	(25.7)
Options	62.2	16.9

The market value of derivative instruments has been supplied by financial institutions involved in the transactions or calculated on the basis of market prices at year-end.

27- Other off-balance sheet commitments and contingencies

27-1. Commitment to purchase Gucci shares

In connection with the tripartite agreement signed by Pinault-Printemps-Redoute, Gucci and LVMH on September 10, 2001, the Pinault-Printemps-Redoute group undertakes to make a bid between March 22 and April 30, 2004, at USD 101.5 per Gucci share.

If the Gucci share price is below USD 101.5, the maximum commitment would be USD 4.7 billion, based on the number of outstanding Gucci shares at December 31, 2002.

27-2. Commitments given and received as part of sales within the Credit and Financial Services division

In December 2002, the Group sold its 89.81% stake in Facet, the company that manages consumer loans to Conforama customers, to Cetelem; no guarantee was made in terms of assets or liabilities. This sale included a five-year renewable partnership agreement, after which there will be an option to purchase (and reciprocal option to sell) the remaining 10% of Facet's capital held by Conforama.

As part of the agreement signed in December 2002, whereby the Group sold 61% of the capital and voting rights in Finaref and Finaref Nordic to Crédit Agricole, an option to purchase (and reciprocal option to sell) was agreed on a further 29% stake in one year in favour of Pinault-Printemps-Redoute SA and 10% over twenty years by Redcats (7.4%), Fnac (1.2%) and Printemps (1.4%) respectively. To ensure a long-lasting commercial partnership between Finaref and companies in the consumer credit sector, the Group has irreversibly undertaken to maintain its commitment for twenty four months. Standard net asset guarantees have been underwritten in favour of Crédit Agricole, expiring in April 2005 and limited to 20% of the sale price.

27-3. Commitments given following the sale of Guilbert's "mail order" business

In September 2002, Guilbert sold its entire mail order business (Reliable France, Bernard SA, JPG Benelux, Neat Ideas VPC UK, Mondoffice and Sundex) to Staples Inc.; a liabilities guarantee valid for two years and capped below €85 million was agreed on the basis of the companies' financial statements at June 30, 2002.

27-4. Other commitments given

They include:

(in € millions)	31.12.2002	31.12.2001
Discounted bills not yet matured	14.2	12.1
Outstanding receivables sold	969.4	1,069.0
Mortgages and other collateral	187.2	252.5
Endorsements and guarantees	237.6	305.8
Total	**1,408.4**	**1,639.4**

Sellers' warranties comprising the customary guarantees have been given to the buyers of divested businesses.

Sale of trade receivables

Guilbert and Pinault Bois & Matériaux have implemented non-recourse trade receivables sale programmes (called "Dailly creances"). These transactions are used to diversify the Group's financing under favourable terms using the customer portfolio. These programmes have a duration of one year and are renewable.

The sellers hold a mandate for the management, administration and recovery of these trade receivables. A "cash surety" guarantee of 10% of the total amount sold by each entity is held by the bank.

The amount of trade receivables sold, net of overcollateralisation, appears in the table of off-balance sheet commitments in an amount of €220.8 million at December 31, 2002. Fees paid to financial institutions are booked under financial expenses.

Securitisation

Rexel is involved in five ongoing securitisation programmes in France, the United Kingdom, the United States, Canada, and Australia and New Zealand. These transactions generally take the form of a non-recourse sale of trade receivables to a securitised debt fund, which finances itself on the market through the issue of commercial paper. In consideration of the payments issued by the financial institution, the amount of trade receivables sold is overcollateralised by around 15% of the amount financed.

The amount of overcollateralisation is presented in the trade receivables item of the financial statements. The amount of trade receivables sold, net of overcollateralisation, appears in the table of off-balance sheet commitments in the amount of €748.6 million at December 31, 2002, compared with €819.1 million at December 31, 2001.

The costs incurred on these programmes are booked under interest expense.

27-5. Group dependence on patents, licenses and supply contracts

Brylane has a trademark license agreement for the use of the Lane Bryant and Lerner trademarks up to October 20, 2007 without payment of any royalties. These catalogues posted sales of €408.2 million in 2002 (€461.9 million in 2001).

Brylane also has an exclusive license for the distribution of a selection of Brylane products included in the "Women's View", "Smart Choice" and "Big and Tall" catalogues to Sears customers. The license is automatically renewable for successive periods of one year. Sales in 2002 for these catalogues amounted to €93.1 million (€109.5 million in 2001).

Apart from the two licenses referred to above, the Group is not dependent on any patents, licenses or supply contracts.

27-6. Claims and litigation

Group companies are involved in a number of lawsuits or disputes that arise in the normal course of business, including litigation with tax or customs authorities. Reserves for contingencies and charges have been made for the probable estimated cost to the Group's entities, based on the advice of legal counsel. Based on the Group's legal counsel, no litigation currently in progress is likely to have a material impact on the planned development of the Group or any of its subsidiaries. To the best of management's knowledge, there are no other claims or litigation, whether in process or pending, likely to have a material impact on the Group's operating results or financial position that are not adequately covered by reserves recorded in the balance sheet.

28- Relations with the parent company

Virtually all related party transactions consist of transactions with the Group's parent company, Artémis.

The main transactions carried out in 2002 between consolidated companies in the Pinault-Printemps-Redoute Group and Artémis are as follows:

- payment of 2001 dividends in the amount of €118.8 million (€85.8 million in 2000).
- payment of €10.1 million for 2002 (€10.3 million in 2001) for business development consulting services, support in connection with complex transactions, and the supply of development opportunities, new business and cost reduction initiatives. The fees are covered by an agreement reviewed and authorised by the Supervisory Board.

29- Subsequent events

Subsequent events are presented in the Group's activity report.

Main consolidated subsidiaries at 31/12/2002

The list of the main consolidated subsidiaries of the Pinault-Printemps-Redoute group is presented below.

Consolidation method	Full: F Equity: E			
Subsidiaries	**% interest**			
		2002		**2001**
PINAULT- PRINTEMPS - REDOUTE	**Parent Company**			
RETAIL				
PRINTEMPS				
FRANCE PRINTEMPS	F	99.96	F	99.96
France				
FERALIS	F	100.00	F	99.96
MADE IN SPORT	F	100.00	F	100.00
MADELIOS	F	80.00		Acquisition
MAGASINS REUNIS DE L'EST	F	93.53	F	93.51
PRINTEMPS.COM	F	100.00	F	100.00
PROFIDA	F	100.00		Creation
SA DE LOGISTIQUE PRINTEMPS	F	100.00	F	99.99
SA MAGASINS REUNIS	F	93.99	F	93.98
SAPAC PRINTEMPS	F	100.00	F	100.00
SVAN	F	100.00	F	99.99
USSELOISE	F	100.00	F	100.00
CONFORAMA				
CONFORAMA	F	99.95	F	99.95
France				
CONFORAMA France	F	100.00	F	100.00
CONFO ON LINE	F	100.00	F	100.00
COGEDEM	F	100.00	F	100.00
CONFORAMA MANAGEMENT	F	100.00	F	100.00
RABINEAU	F	51.00	F	51.00
SODICE EXPANSION	E	31.98	E	31.88
Croatia				
FLIBA D.O.O.	F	100.00	F	100.00
Spain				
BRICO HOGAR	F	100.00	F	100.00
CONFORAMA ESPANA	F	100.00	F	100.00
Hong Kong				
CONFORAMA TRADING LIMITED	F	100.00		Creation
Italy				
CONFO INVESTIMENTI SPA	F	100.00	F	100.00
CONFORAMA ITALIA	F	100.00	F	100.00
FLIE SA	F	100.00	F	100.00
GI EFFE EFFE SPA	F	100.00	F	100.00
SALZAM MERCATONE HOLDING		Merger	F	100.00
SALZAM SRL (EMMEZETA)		Merger	F	100.00
SACA SRL	F	100.00	F	100.00
Luxembourg				
CONFORAMA LUXEMBOURG	F	100.00	F	100.00
Poland				
CONFORAMA POLSKA	F	100.00		Creation
Portugal				
HIPERMOVEL	F	100.00	F	100.00

Subsidiaries	% interest			
		2002		2001
Switzerland				
CONFORAMA SUISSE	F	100.00	F	100.00
IHTM	F	100.00	F	100.00
Singapore				
CONFORAMA ASIA	F	100.00	F	100.00
Taiwan				
CONFORAMA TAIWAN	F	51.00	F	51.00
REDCATS				
REDCATS	F	100.00	F	100.00
France				
CYRILLUS SA	F	100.00	F	100.00
DIAM SA	F	100.00	F	100.00
HAVRAFI	F	100.00	F	100.00
INGENEERING GIE	F	100,00	F	100,00
LA MAISON DE VALERIE	F	100.00	F	100.00
LA REDOUTE	F	100.00	F	100.00
LES AUBAINES VPC	F	100.00	F	100.00
LES AUBAINES MAGASINS	F	100.00	F	100.00
LES DEFIS	F	100.00	F	100.00
MOVITEX	F	100.00	F	100.00
REDCATS INTERNATIONAL	F	100.00		Creation
REDCATS MANAGEMENT SERVICES	F	100.00		Creation
REDINVEST	F	100.00	F	100.00
SADAS	F	100.00	F	100.00
SNC LES TROUVAILLES	F	100.00	F	100.00
SOGEP	F	100.00	F	100.00
SOMEWHERE	F	100.00	F	100.00
SNER	F	100.00	F	100.00
Germany				
CYRILLUS DEUTSCHLAND GmbH	F	100.00	F	100.00
FNAC DEUTSCHLAND GmbH	F	100.00	F	100.00
MOVITEX ALLEMAGNE	F	100.00	F	100.00
Austria				
REDOUTE AUTRICHE	F	100.00	F	100.00
Belgium				
CYRILLUS BENELUX	F	100.00	F	100.00
MOVITEX BELGIQUE	F	100.00	F	100.00
REDOUTE CATALOGUE BENELUX	F	100.00	F	100.00
Denmark				
ELLOS AS DK	F	100.00	F	100.00
Spain				
REDOUTE CATALOGO SA	F	100.00	F	100.00
Estonia				
ELLOS ESTONIE OY	F	100.00	F	100.00
Finland				
ELLOS POSTIMYYNTI OY	F	100.00	F	100.00
United Kingdom				
CYRILLUS UK	F	100.00	F	100.00
EMPIRE STORES GROUP PLC	F	100.00	F	100.00
MOVITEX UK	F	100.00	F	100.00
REDOUTE UK	F	100.00	F	100.00
VERTBAUDET UK	F	100.00	F	100.00

Subsidiaries		% interest		
		2002		2001
Hong Kong				
REDCATS ASIA	F	100.00	F	100.00
Norway				
ELLOS AS	F	100.00	F	100.00
ELLOS HOLDING AS	F	100.00	F	100.00
Portugal				
REDOUTE PORTUGAL	F	100.00	F	100.00
VERTBAUDET PORTUGAL	F	100.00	F	100.00
Sweden				
ELLOS AB	F	100.00	F	100.00
ELLOS GRUPPEN AB	F	100.00	F	100.00
REDCATS NORDIC AB	F	100.00	F	100.00
REDOUTE SCANDINAVIE	F	100.00	F	100.00
TRUCKEN DISTRIBUTION EE AB (ex ENJOY ENTERTAINMENT CLUB ELLOS)	F	100.00	F	100.00
TRUCKEN DISTRIBUTION JP AB	F	100.00	F	100.00
Switzerland				
CYRILLUS SUISSE SA	F	99.75	F	99.75
REDOUTE CH. SA	F	100.00	F	100.00
United States				
BRYLANE INC	F	100.00	F	100.00
REDCATS USA LLC	F	100.00	F	100.00
Japan				
CYRILLUS JAPON	F	100.00	F	100.00
FNAC				
FNAC SA	F	100.00	F	100.00
France				
ATTITUDE	F	100.00	F	100.00
BILLETEL	F	100.00	F	100.00
BILLETTERIE DISTRIBUTION	F	54.99	F	54.99
BILLETTERIE HOLDING	F	100.00	F	100.00
EVEIL ET JEUX	F	100.00	F	100.00
FNAC CHAMPS ELYSEES	F	100.00	F	100.00
FNAC CONCEPT	F	100.00	F	100.00
FNAC DIRECT	F	100.00	F	100.00
FNAC DISTRIBUTION SA	F	100.00	F	100.00
FNAC JUNIOR SA	F	100.00	F	100.00
FNAC LOGISTIQUE SAS	F	100.00	F	100.00
FNAC MEDIA	F	100.00	F	100.00
FNAC PARIS SA	F	100.00	F	100.00
FNAC SERVICE SARL	F	100.00	F	100.00
FNAC TOURISME SARL	F	100.00	F	100.00
FNAC VIDEO ENTREPRISE SNC	F	100.00	F	100.00
MSS	F	100.00	F	100.00
SNC CODIREP	F	100.00	F	100.00
SAS RELAIS FNAC	F	100.00	F	100.00
SFL (ALIZE)	F	100.00	F	100.00
SURCOUF	F	100.00	F	100.00
TICKSON	F	100.00	F	100.00
Belgium				
FNAC BELGIUM	F	100.00	F	100.00
Brazil				
FNAC BRESIL	F	100.00	F	100.00

Subsidiaries		% interest		
		2002		2001
Spain				
FNAC ESPANA SA	F	100.00	F	100.00
Italy				
CULTURA E COMUNICAZIONE SPA	F	81.00	F	81.00
Monaco				
SAM FNAC MONACO	F	100.00	F	100.00
Portugal				
FNAC PORTUGAL	F	100.00	F	100.00
Switzerland				
FNAC SUISSE	F	100.00	F	100.00
Taiwan				
FNAC AUGUSTEAM	F	100.00	F	100.00
ORCANTA				
ORCANTA	F	100.00	F	100.00
LUXURY GOODS				
GUCCI				
GUCCI GROUP NV (NETHERLANDS)	F	54.38	F	53.15
France				
LUXURY GOODS France SA	F	100.00	F	100.00
GG France HOLDING SARL	F	100.00	F	100.00
YVES SAINT LAURENT SAS	F	100.00	F	100.00
BOUCHERON SAS	F	100.00	F	100.00
BOUCHERON HOLDING SA	F	100.00	F	100.00
PARFUMS ET COSMETIQUES INTERNATIONAL SAS	F	100.00	F	100.00
BOUCHERON PARFUMS SAS	F	100.00	F	100.00
C. MENDES SA	F	100.00	F	100.00
YVES SAINT LAURENT BOUTIQUE France SAS	F	100.00	F	100.00
YVES SAINT LAURENT SERVICES SAS	F	100.00	F	100.00
YSL BEAUTE SAS	F	100.00	F	100.00
ROGER & GALLET SAS	F	100.00	F	100.00
YSL BEAUTE RECHERCHE ET INDUSTRIES SAS	F	100.00	F	100.00
PARFUMS VAN CLEEF AND ARPELS SA	F	97.32	F	100.00
YVES SAINT LAURENT PARFUMS LASSIGNY SAS	F	100.00	F	100.00
YVES SAINT LAURENT PARFUMS SA	F	100.00		Creation
PARFUMS STERN SAS	F	100.00	F	100.00
BALENCIAGA BIJOUX SA		Liquidation	F	100.00
BALENCIAGA SA	F	91.00	F	91.00
BOTTEGA VENETA France HOLDING SAS	F	78.46	F	78.46
BOTTEGA VENETA France SA	F	78.46		Acquisition
ALEXANDER McQUEEN PARFUMS SAS	F	100.00		Creation
CLASSIC PARFUMS SAS	F	100.00		Creation
PARFUMS BALENCIAGA SAS	F	100.00		Creation
STELLA McCARTNEY PARFUMS SAS	F	100.00		Creation
STELLA McCARTNEY FRANCE SAS	F	50.00		Creation

Subsidiaries	% interest			
		2002		2001
Germany				
GG LUXURY GOODS GmbH	F	100.00	F	100.00
YVES SAINT LAURENT GERMANY GmbH	F	100.00	F	100.00
YSL BEAUTE GmbH	F	100.00	F	100.00
Austria				
GUCCI AUSTRIA GmbH	F	100.00	F	100.00
YSL BEAUTE H GmbH	F	100.00	F	100.00
Belgium				
GUCCI BELGIUM SA	F	100.00	F	100.00
LA MERIDIANA FASHION SA	F	100.00	F	100.00
YSL BEAUTE SA NV	F	100.00	F	100.00
YVES SAINT LAURENT BELGIUM S.P.R.L.	F	100.00	F	100.00
Spain				
LUXURY GOODS SPAIN SL (ex GUCCI PROPRIO SL)	F	100.00	F	100.00
LUXURY TIMEPIECES ESPAÑA SL	F	51.00	F	51.00
YVES SAINT LAURENT SPAIN SA	F	100.00	F	100.00
YSL BEAUTE SA	F	100.00	F	100.00
FILDEMA SL	F	100.00	F	100.00
United Kingdom				
GUCCI LTD	F	100.00	F	100.00
GUCCI SERVICES LTD	F	100.00	F	100.00
GUCCI TIMEPIECES (UK) LTD	F	100.00	F	100.00
YVES SAINT LAURENT UK LTD	F	100.00	F	100.00
YSL BEAUTE LTD	F	100.00	F	100.00
SERGIO ROSSI UK LTD	F	70.00	F	70.00
BOUCHERON UK LTD	F	100.00	F	100.00
BOTTEGA VENETA UK CO LTD	F	78.46	F	78.46
AUTUMNPAPER LTD	F	51.00	F	51.00
BIRDSWAN SOLUTIONS LTD	F	51.00	F	51.00
PAINTGATE LTD	F	100.00	F	100.00
ALEXANDER McQUEEN TRADING LTD	F	51.00		Creation
STELLA McCARTNEY LTD	F	50.00	F	50.00
Greece				
YSL BEAUTE AEBE	F	51.00	F	51.00
Ireland				
GUCCI IRELAND LTD	F	100.00		Creation
Italy				
GUCCIO GUCCI SPA	F	100.00	F	100.00
CAPRI GROUP SRL	F	75.00	F	75.00
GUCCI IMMOBILLARE LECCIO SRL	F	64.00	F	64.00
LUXURY GOODS ITALIA SPA	F	100.00	F	100.00
GUCCI LOGISTICA SPA	F	100.00	F	100.00
LUXURY GOODS OUTLET SRL	F	100.00	F	100.00
GUCCI VENEZIA SPA	F	51.00	F	51.00
G.F. LOGISTICA SRL	F	100.00	F	100.00
G.F. SERVICES SRL	F	100.00		100.00
FENDI PROFUMI SPA	F	100.00	F	100.00
FLORBATH PROFUMI DI PARMA SPA	F	51.00	F	51.00
YSL BEAUTE ITALIA SPA	F	100.00	F	100.00
SERGIO ROSSI SPA	F	70.00	F	70.00

Subsidiaries	% interest			
		2002		2001
ASCOT S.R.L	F	70.00	F	70.00
B.V ITALIA SRL (ex B.V SPA)	F	78.46	F	78.46
B.V SRL	F	78.46	F	78.46
REGAIN 1957 SRL (ex CEZANNE SRL)	F	70.00	F	70.00
CONCERIA BLU TONIC SPA (ex BLU TONIC SRL)	F	51.00	F	51.00
CARAVEL PELLI PREGIATE SPA (ex CARAVEL PELLI PREGIATE SRL)	F	51.00	F	51.00
DESIGN MANAGEMENT SRL	F	100.00	F	100.00
BARUFFI SRL	F	67.00		Acquisition
PAOLETTI SRL	F	51.00		Acquisition
TIGER FLEX SRL	F	75.00		Acquisition
REMBRANDT SRL	F	100.00		Creation
GAUGUIN SRL	F	100.00		Creation
GUCCI FINANZIARIA SPA	F	100.00		Creation
BAMBOO SRL	F	90.00		Creation
Luxembourg				
GUCCI LUXEMBOURG SA	F	100.00	F	100.00
SERGIO ROSSI INTERNATIONAL SARL	F	70.00	F	70.00
BOUCHERON Luxembourg SARL	F	100.00	F	100.00
BV INTERNATIONAL SARL	F	78.46	F	78.46
Monaco				
GUCCI SAM	F	100.00	F	100.00
SAM YVES SAINT LAURENT MONACO SAM	F	100.00	F	100.00
Netherlands				
GUCCI INTERNATIONAL NV	F	100.00	F	100.00
GUCCI NETHERLANDS BV	F	100.00	F	100.00
GUCCI PARTECIPATION BV	F	100.00	F	100.00
GEMINI ARUBA N.V.	F	100.00	F	100.00
YVES SAINT LAURENT FASHION BV	F	100.00	F	100.00
YVES SAINT LAURENT FRANCE BV	F	100.00		Creation
YSL BEAUTE NEDERLAND BV	F	100.00	F	100.00
SERGIO ROSSI NETHERLANDS BV	F	70.00		Creation
BOTTEGA VENETA BV	F	78.46	F	78.46
Portugal				
YSL BEAUTE SA	F	51.00	F	51.00
Switzerland				
LUXURY GOODS INTERNATIONAL SA	F	100.00	F	100.00
LUXURY TIMEPIECES INTERNATIONAL SA	F	100.00	F	100.00
GUCCI FINANCE SA	F	100.00	F	100.00
LUXURY TIMEPIECES DESIGN SA	F	100.00	F	100.00
LUXURY TIMEPIECES MANUFACTURING SA	F	100.00	F	100.00
YVES SAINT LAURENT FASHION AG		Merger	F	100.00
YVES SAINT LAURENT BOUTIQUE AG		Merger	F	100.00
YSL BEAUTE SUISSE	F	100.00	F	100.00
BOUCHERON INTERNATIONAL SA	F	100.00	F	100.00
BÉDAT & C° SA	F	85.00	F	85.00

Subsidiaries		% interest 2002		2001
BEDAT GROUP HOLDING SA	F	85.00	F	85.00
SEIDEN-FENIGSTEIN AG		Merger	F	100.00
LUXURY GOODS OPERATIONS (L.G.O.) SA	F	51.00		Creation
Tunisia				
TUNISIE CHAUSSURES SARL		Liquidation	F	49.00
Canada				
LUXURY TIMEPIECES (Canada) INC (ex GUCCI TIMEPIECES (Canada) INC)	F	100.00	F	100.00
GUCCI SHOPS of Canada INC	F	100.00	F	100.00
YSL BEAUTE Canada INC	F	100.00	F	100.00
United States				
GUCCI AMERICA INC	F	100.00	F	100.00
GUCCI NORTH AMERICA HOLDINGS INC	F	100.00	F	100.00
YVES SAINT LAURENT AMERICA INC	F	100.00	F	100.00
YVES SAINT LAURENT OF SOUTH AMERICA INC	F	100.00	F	100.00
YVES SAINT LAURENT AMERICA HOLDING INC	F	100.00	F	100.00
YSL BEAUTE INC	F	100.00	F	100.00
YSL BEAUTE MIAMI INC	F	100.00	F	100.00
PARFUMS STERN (ITALIA) SPA INC		Liquidation	F	100.00
SERGIO ROSSI USA INC	F	70.00	F	70.00
BOUCHERON (USA) LTD	F	100.00	F	100.00
LUXURY DISTRIBUTION INC	F	100.00	F	100.00
PARFUMS BOUCHERON Corp.	F	100.00	F	100.00
MODE ET PARFUMS Corp.	F	100.00	F	100.00
BALENCIAGA AMERICA INC	F	91.00	F	91.00
BEDAT & Co USA LLC	F	85.00	F	85.00
BOTTEGA VENETA INC	F	78.46	F	78.46
STELLA McCARTNEY AMERICA INC	F	50.00		Creation
Australia				
YSL BEAUTE AUSTRALIA PTY LTD	F	100.00	F	100.00
GUCCI AUSTRALIA PTY Limited	F	65.00	F	65.00
New Zealand				
YSL BEAUTE NZ LTD	F	100.00	F	100.00
China				
GUCCI GROUP (HONG KONG) LIMITED (ex GUCCI COMPANY LIMITED)	F	100.00	F	100.00
LUXURY TIMEPIECES (HONG KONG) LIMITED (ex TIMEPIECES (HONG KONG) LIMITED)	F	100.00	F	100.00
YSL BEAUTE HONG KONG LTD (ex YVES SAINT LAURENT HK LTD)	F	100.00	F	100.00
BOTTEGA VENETA HONG KONG LIMITED	F	78.46	F	78.46
Korea				
GUCCI GROUP KOREA LIMITED	F	100.00	F	100.00
SERGIO ROSSI KOREA LTD	F	70.00		Creation
BOTTEGA VENETA KOREA LTD	F	78.46		Creation
Guam				
GUCCI GUAM INC	F	100.00	F	100.00

Subsidiaries		% interest 2002		2001
Japan				
GUCCI JAPAN LIMITED	F	100.00	F	100.00
GUCCI GROUP JAPAN HOLDING LIMITED	F	100.00	F	100.00
LUXURY TIMEPIECES JAPAN LIMITED	F	100.00	F	100.00
YUGEN KAISHA GUCCI	F	100.00	F	100.00
SERGIO ROSSI JAPAN LIMITED	F	70.00	F	70.00
YVES SAINT LAURENT FASHION JAPAN LTD	F	100.00	F	100.00
YVES SAINT LAURENT PARFUMS KK	F	100.00	F	100.00
BOUCHERON JAPAN	F	100.00	F	100.00
BOTTEGA VENETA JAPAN LIMITED	F	78.46	F	78.46
Malaysia				
GUCCI MALAYSIA SDN. BHD	F	65.00	F	65.00
Singapore				
GUCCI SINGAPORE PTE LTD	F	65.00	F	65.00
YSL BEAUTE SINGAPORE PTE LTD	F	65.00	F	65.00
BOTTEGA VENETA SINGAPORE PRIVATE LIMITED	F	78.46	F	78.46
Taiwan				
GUCCI TAIWAN LIMITED	F	80.40	F	80.40
BOUCHERON TAIWAN CO LTD	F	100.00	F	100.00
Thailand				
GUCCI THAILAND CO LTD	F	100.00	F	100.00
BUSINESS TO BUSINESS				
REXEL				
REXEL (a)	F	72.85	F	71.56
France				
BRETAGNE ENTRAINEMENT	F	100.00	F	Acquisition
CDME SUD	F	100.00	F	100.00
CFP	F	100.00	F	100.00
DISMO France	F	100.00	F	100.00
DXI	F	100.00	F	100.00
GARDINER France	F	100.00	F	100.00
REXEL France	F	100.00	F	100.00
JLD	F	100.00	F	100.00
REXEL DEVELOPPEMENT	F	100.00	F	100.00
SOCIETE DE LOGISTIQUE APPLIQUEE	F	100.00	F	100.00
SOCIETE IMMOBILIERE D'INVESTISSEMENTS	F	100.00	F	100.00
SRP Ile-de-France / Centre	F	100.00	F	100.00
SRP NORD-EST	F	100.00	F	99.60
SRP OUEST	F	100.00	F	100.00
SRP SUD-EST	F	100.00	F	100.00
SRP SUD-OUEST	F	100.00	F	100.00
STENTORIUS	F	100.00	F	100.00
CDME WORLD TRADE	F	100.00	F	100.00
REXEL FINANCEMENT	F	100.00	F	100.00
Germany				
REXEL GmbH	F	100.00	F	100.00
REXEL DEUTSCHLAND	F	100.00	F	100.00
COSY ELECTRONICS	F	100.00	F	100.00

(a) Percentage voting rights: 83.4% in 2002 and 83.1% in 2001.

Subsidiaries		% interest 2002		2001
Australia				
ARW	F	100.00	F	100.00
REXEL AUSTRALIE	F	100.00	F	100.00
REXEL PACIFIC	F	100.00	F	100.00
REXEL PAGE	F	100.00	F	100.00
Austria				
REXEL AUSTRIA & CENTRAL EUROPE	F	100.00	F	100.00
REGRO	F	100.00	F	100.00
SCHÄCKE	F	100.00	F	100.00
SCHRACK ENERGIETECHNIK GmbH	F	100.00	F	100.00
Belgium				
GARDINER SECURITY NV	F	100.00	F	100.00
GVPS	F	100.00	F	100.00
REXEL BELGIUM	F	100.00	F	100.00
SCHRACK	F	100.00	F	100.00
Brazil				
REXEL DISTRIBUICAO	F	100.00	F	100.00
REXEL AMERIQUE LATINE	F	100.00	F	100.00
Canada				
REXEL CANADA ELECTRICAL INC	F	100.00	F	100.00
REXEL NORTH AMERICA INC	F	100.00	F	100.00
Chile				
COMELCO	F	100.00	F	100.00
ELECTRA	F	100.00	F	100.00
FLORES Y KERSTING	F	100.00	F	100.00
REXEL CHILE	F	100.00	F	100.00
China				
REXEL HAILONGXING	F	65.00	F	65.00
COMREX INTERNATIONAL TRADING SHANGAI	F	100.00	F	100.00
Cyprus				
CDME MIDDLE EAST	F	100.00	F	100.00
Croatia				
SCHRACK	F	100.00	F	100.00
Denmark				
ALARM SYSTEMS	F	100.00	F	100.00
Spain				
REXEL MANAGEMENT ESPANA	F	100.00	F	100.00
UTISAN	F	100.00	F	100.00
United Kingdom				
CDME UK LTD	F	100.00	F	100.00
DENMANS ELECTRICAL WHOLESALERS	F	100.00	F	100.00
DEREK LANE	F	100.00	F	100.00
GARDINER GROUP PLC	F	100.00	F	100.00
GARDINER SECURITY LTD	F	100.00	F	100.00
JOHN GODDEN	F	100.00	F	100.00
MULTI VIDEO DISTRIBUTORS	F	100.00	F	100.00
REXEL SENATE	F	100.00	F	100.00
SUNBRIDGE	F	100.00	F	100.00
Hungary				
MILE	F	100.00	F	100.00
SCHRACK	F	100.00	F	100.00

Subsidiaries		% interest 2002		2001
Italy				
REXEL ITALIA	F	100.00	F	100.00
CONFORDIS	F	100.00	F	100.00
ELFIN	F	100.00	F	100.00
REXCOURTA SPA	F	100.00	F	100.00
Ireland				
GARDINER SECURITY IE	F	100.00	F	100.00
Luxembourg				
HTF	F	100.00	F	100.00
MEXEL	F	99.80	F	99.80
Norway				
ALARM PARTS NORGE	F	100.00	F	100.00
New Zealand				
REDEAL LTD	F	100.00	F	100.00
Netherlands				
REXEL NEDERLAND BV	F	100.00	F	100.00
GARDINER SECURITY BV	F	100.00	F	100.00
CDME BV	F	100.00	F	100.00
Poland				
SCHRACK	F	100.00	F	100.00
Portugal				
REXEL DISTRIBUICAO DE MATERIAL ELECTRICO	F	100.00	F	100.00
SEIVIL	F	100.00	F	100.00
SISTENG	F	100.00	F	100.00
SOMIL SEGURANCA	F	100.00	F	100.00
TLD	F	100.00	F	99.99
JEMILUX	F	100.00	F	100.00
Czech Republic				
REXEL CZ	F	100.00	F	100.00
HAGARD CZK	F	100.00	F	100.00
T.H.U. BUDWEISS	F	100.00	F	100.00
SCHRACK	F	100.00	F	100.00
Romania				
SCHRACK	F	100.00	F	100.00
Russia				
EST-ELEC	F	100.00	F	100.00
Slovakia				
HAGARD HAL	F	100.00	F	100.00
SCHRACK	F	100.00	F	100.00
Slovenia				
ELECTRONABAVA	F	100.00	F	100.00
SCHRACK	F	100.00	F	100.00
Sweden				
SELGA	F	100.00	F	100.00
Switzerland				
FINELEC SA	F	100.00	F	100.00
FINELEC DEVELOPPEMENT SA	F	100.00	F	100.00
United States				
SOUTHERN ELECTRIC SUPPLY COMPANY INC	F	100.00	F	100.00
CES BAHAMAS LIMITED	F	100.00	F	100.00

Subsidiaries	% interest			
		2002		2001
SUMMERS GROUP INC	F	100.00	F	100.00
REXEL NORCAL VALLEY INC	F	100.00	F	100.00
MAVERICK ELECTRIC SUPPLY INC	F	100.00	F	100.00
REXEL INC	F	100.00	F	100.00
EUREKA HOLDINGS INC	F	100.00	F	100.00
SPT HOLDINGS INC	F	100.00	F	100.00
BRANCH GROUP INC	F	100.00	F	100.00
PINAULT BOIS & MATERIAUX				
PINAULT BOIS & MATERIAUX SA	F	100.00	F	100.00
France				
A. MOREAU SA	F	100.00	F	100.00
AGENCE MARITIME DE BRETAGNE	F	100.00	F	100.00
ANDRE		Merger	F	100.00
ARCHENAULT SA	F	100.00	F	100.00
BARJONNET		Merger	F	100.00
BARNIQUEL	F	100.00	F	100.00
BARRIER BOIS PANNEAUX		Merger	F	100.00
BETON CONTRÔLE DE BIGORRE		Merger	F	100.00
BOIS DE LA MANCHE	F	100.00	F	100.00
BONNICHON		Merger	F	100.00
BUCHOOU IMMOBILIER		Merger	F	100.00
BUCHOOU PEINTURE		Merger	F	100.00
BUCHOOU SA		Merger	F	100.00
CERLAND	F	100.00	F	100.00
DELCASSO		Merger	F	100.00
DOCKS DU BATIMENT		Merger	F	100.00
DISTRIBAT		Merger	F	100.00
PANOFRANCE NORD (ex DUPREZ SA)	F	100.00	F	100.00
ETS GUIMIER	F	100.00	F	100.00
FINORDIS	F	100.00	F	100.00
FLAMAND	F	100.00	F	100.00
FLORIN		Merger	F	100.00
FOMIPA	F	100.00	F	100.00
FOUSSIER	F	100.00	F	100.00
GENERALE DES PANNEAUX		Merger	F	100.00
GUERIN MULTIMAT		Merger	F	100.00
LEHOUCQ	F	100.00	F	100.00
PBM ATLANTIQUE (ex MAILLAUD)	F	100.00	F	100.00
MALET ET MATERIAUX	F	100.00	F	100.00
MATERIAUX SERVICES BIARRITZ	F	100.00	F	100.00
MEYER		Merger	F	100.00
MOTHES	F	93.00	F	93.00
MIDAS	F	100.00	F	100.00
MULLET	F	100.00	F	100.00
MULTIMESSAGES COMMUNICATION	F	100.00	F	100.00
PANOFRANCE MEDITERRANEE	F	100.00	F	100.00
PBM CONSEIL	F	100.00	F	100.00
PBM DEVELOPPEMENT	F	100.00	F	100.00
PBM AQUITAINE	F	100.00	F	100.00
PINAULT AQUITAINE IMPORT	F	100.00	F	100.00
PINAULT BRETAGNE	F	100.00	F	100.00
PBM CENTRE OUEST	F	100.00	F	100.00
PBM MEDITERRANEE	F	100.00	F	100.00
PBM ILE DE France NORD	F	100.00	F	100.00

Subsidiaries	% interest			
		2002		2001
PINAULT NORMANDIE IMPORT	F	100.00	F	100.00
PBM OUEST	F	100.00	F	100.00
ROASIO	F	100.00		Acquisition
ROASIO HOLDING	F	100.00		Acquisition
RECAPPE	F	100.00	F	100.00
SA BRICOLAGE DU MOULIN NEUF	F	100.00	F	100.00
SAFIVAL		Merger	F	100.00
SA GARNIER	F	100.00	F	100.00
SA GILBERT FRANCOIS	F	100.00	F	100.00
SARL GIBIARD		Merger	F	100.00
SCI DE L'HOUMAILLE	F	52.63	F	52.63
SCOB		Sale	F	100.00
SINBPLA	F	100.00	F	100.00
SOCIETE DE TRAVAUX DE SECOND ŒUVRE		Merger	F	100.00
TRICHET	F	100.00		Acquisition
TRICHET HOLDING	F	100.00		Acquisition
TERMINAL FRIGORIFIQUE ST MALO	F	100.00	F	100.00
VACHERAND SA		Merger	F	100.00
VACHERAND SNC		Merger	F	100.00
GUILBERT				
GUILBERT SA	F	100.00	F	99.99
France				
BERNARD SA		Sale	F	100.00
GUILBERT France SA		Merger	F	100.00
GIE COMMERCIAL GUILBERT		Merger	F	100.00
GIE GROUPE GUILBERT		Merger	F	100.00
PAPETERIES DE CRONENBOURG		Merger	F	100.00
RAOUL PETIT		Merger	F	100.00
SARL FILATURE DU VERT TUQUET		Sale	F	100.00
SCI LE FERRAIN		Sale	F	100.00
SCI LE TUQUET		Sale	F	100.00
EUROPA	F	100.00	F	100.00
JPG France		Sale	F	100.00
GUILBERT France	F	100.00		Creation
RELIABLE France		Sale	F	100.00
GUILBERT GROUPE SERVICE	F	100.00	F	100.00
Germany				
GUILBERT BETEILIGUNGSHOLDING (ex GUILBERT DEUTSCHLAND)	F	100.00	F	100.00
HUTTER SCHREIBEN SCHENKEN	F	100.00	F	100.00
GUILBERT DEUTSCHLAND (ex SCHACHT & WESTERICH)	F	100.00	F	100.00
SCHACHT & WESTERICH PAPIERHAUS	F	100.00	F	100.00
Belgium				
BERNARD BELGIUM		Sale	F	100.00
JPG Belgique		Sale	F	100.00
GUILBERT BELGIUM	F	100.00	F	100.00
Spain				
KALAMAZOO		Sale	F	100.00
GUILBERT ESPANA	F	100.00	F	100.00
United Kingdom				
GUILBERT UK HOLDING	F	100.00	F	100.00
GUILBERT UK LIMITED	F	100.00	F	100.00
NEAT IDEAS		Sale	F	100.00

Subsidiaries		% interest 2002		2001
RELIABLE UK	F	100.00	F	100.00
BCOP UK	F	100.00	F	100.00
GUILBERT OFREX	F	100.00	F	100.00
Ireland				
GUILBERT IRELAND LTD	F	100.00	F	100.00
Italy				
VPC SYSTEM	F	100.00	F	100.00
MONDOFFICE		Sale	F	100.00
GUILBERT ITALIA	F	100.00		Acquisition
Saint-Marin				
TINANEDI	F	100.00	F	100.00
Luxembourg				
GUILBERT Luxembourg	F	100.00	F	100.00
Netherlands				
GUILBERT INTERNATIONAL BV	F	100.00	F	100.00
GUILBERT NETHERLAND (ex KANTIC)		Merger	F	75.00
JONKERS INTERNATIONAL		Merger	F	100.00
GUILBERT NETHERLAND BV (ex CORPORATE EXPRESS NEDERLAND)	F	100.00	F	100.00
GUILBERT TRADEMARK BV (ex CORPORATE EXPRESS BEWERWIJK)	F	100.00	F	100.00
DINGLER KANTOOR CENTRUM		Merger	F	100.00
Portugal				
SETE-Artigos de Papelaria e Escritor	F	100.00	F	100.00
CFAO				
CFAO	F	99.93	F	99.93
France				
CONTINENTAL PHARMACEUTIQUE	F	72.64	F	72.50
COTAFI	F	100.00	F	100.00
COVIMO		Sale	F	100.00
CYCLEX	F	100.00	F	100.00
DEPHI	F	99.65	F	99.65
DOMAFI	F	100.00	F	100.00
EPDIS	F	99.64	F	99.63
EURAPHARMA	F	99.65	F	99.65
GEREFI	F	100.00	F	100.00
HOLDEFI	E	35.00	E	35.00
HOLDINTER	F	100.00	F	99.98
METROVIN		Sale	F	100.00
SECA	F	100.00	F	100.00
SEI	F	100.00	F	100.00
SEP	E	49.00	E	49.00
SEROM	F	99.90	F	99.90
SFCE	F	100.00	F	100.00
SOGECO	F	100.00	F	100.00
French overseas departments and territories				
SPA (Antilles)	F	45.70	F	45.70
NCCIE (Guyane)	F	100.00	F	100.00
SPG (Guyane)	F	52.41	F	52.21
Société METO SA (Nouvelle-Calédonie)	F	50.00	F	50.00
O.C.D.P. (Nouvelle-Calédonie)	E	33.10	E	33.10

Subsidiaries		% interest 2002		2001
TAHITI PHARM (Polynésie française)	F	96.21	F	96.21
CMM (Réunion)	F	97.70	F	97.62
CMM UD (Réunion)	E	45.00	E	45.00
LOCAUTO (Nouvelle-Calédonie)	F	99.98	F	52.43
MENARD ENTREPRISES (Nouvelle-Calédonie)	F	99.93	F	52.50
MENARD FRERES (Nouvelle-Calédonie)	F	99.98	F	52.50
SEIGNEURIE OCEAN INDIEN (Réunion)	E	49.00	E	49.00
SOREDIP (Réunion)	F	67.77	F	67.72
ELECTRONICA (Réunion)	F	99.98		Acquisition
Algeria				
DIAMAL	F	60.00	F	60.00
ALBM	F	75.00		Acquisition
Benin				
PROMOPHARMA	F	50.80	F	50.80
SOBEPAT	F	88.56	F	88.56
Burkina Faso				
CICA BURKINA	F	73.09	F	73.09
LABOREX BURKINA	F	86.13	F	83.34
SIFA	F	58.71	F	58.71
LIPTINFOR	F	100.00		Acquisition
Cameroon				
CAMI	F	63.74	F	62.82
CEP	E	24.19	E	24.19
COMETAL	E	50.00	E	49.50
ICRAFON	F	52.23	F	52.23
LABOREX CAMEROUN	F	56.32	F	56.29
SOCADA	F	100.00	F	100.00
SOCABAIL		Merger	E	24.62
SOCCA	E	25.97	E	26.41
SUPERDOLL	E	45.00	E	45.00
SOPHITEK	F	100.00		Acquisition
Central African Republic				
CFAO CENTRAFRIQUE	F	100.00	F	100.00
Congo				
CFAO CONGO	F	100.00	F	100.00
LABOREX CONGO	F	68.25	F	68.25
LES BRASSERIES DU CONGO	F	50.00	F	50.00
SOVINCO		Sale	F	100.00
Ivory Coast				
CFAO COTE D' IVOIRE	F	96.20	F	96.20
CIDP	F	100.00	F	100.00
COMPAGNIE PHARMACEUTIQUE ET MEDICALE	F	56.48	F	47.87
MAC	F	89.77	F	89.77
MIPA	F	99.98	F	99.98
SAFCA	E	23.85	E	27.78
SARI	F	89.77	F	89.77
SOVINCI		Sale	F	100.00
SILF	F	100.00		Acquisition
SEP LE PARIS	F	60.00		Acquisition

Subsidiaries		% interest		
		2002		2001
Egypt				
SICEP	E	30.77	E	30.77
IBN SINA LABOREX	F	50.75		Creation
Gabon				
CFAO GABON	F	96.87	F	96.87
PHARMAGABON	F	54.89	F	52.03
SOGABAIL	E	40.26	E	40.27
SOGACA	E	50.85	E	50.92
SOVINGAB		Sale	F	81.00
AGLF	F	70.00		Acquisition
Gambia				
CFAO GAMBIA	F	78.95	F	78.95
Ghana				
CFAO GHANA	F	89,19	F	60.00
PENS & PLASTICS	F	100.00	F	58.00
Guinea-Bissau				
LABOREX GUINEE	F	81.83	F	81.83
Equatorial Guinea				
SEGAMI	F	100.00	F	100.00
Kenya				
DT DOBIE KENYA	F	100.00	F	100.00
EPDIS KENYA Limited	F	99.65	F	99.65
EXONIA	F	93.12	F	93.12
HOWSE AND MCGEORGE LABOR	F	50.82	F	50.82
TRIDECON	F	100.00	F	100.00
Malawi				
MALAWI MOTORS LIMITED	F	99.99		Acquisition
CFAO MALAWI LIMITED	F	99.99		Acquisition
Mali				
DIAMA	F	90.00	F	90.00
IMACY	F	100.00	F	100.00
LABOREX MALI	F	54.41	F	54.52
COPREXIM INTERNATIONALE	F	100.00		Acquisition
Morocco				
DIMAC	F	66.52	F	66.61
INTER MOTORS	F	55.00	F	55.00
FANTASIA	F	77.65	F	77.65
SUD PARTICIPATIONS	F	77.65	F	77.65
COMAMUSSY	F	77.63	F	77.64
MUSSY BOIS	F	77.63	F	77.65
MANORBOIS	F	77.63	F	77.65
Niger				
CFAO NIGER	F	99.85	F	99.85
Nigeria				
GROUPE CFAO NIGERIA	F	62.73	F	60.00
GALVANIZING INDUSTRY LIMITED	E	24.00	E	24.00
Democratic Republic of Congo				
AFRIMA	F	100.00	F	100.00
AFRIMTRANSIT	F	99.00	F	99.00
Senegal				
CFAO SENEGAL	F	84.47	F	84.45
LABOREX SENEGAL	F	58.16	F	58.16

Subsidiaries		% interest		
		2002		2001
SOFRAVIN		Sale	F	50.00
ASLF	F	100.00		Acquisition
POINT MICRO	F	100.00		Acquisition
PM II	F	100.00		Acquisition
Tanzania				
DT DOBIE TANZANIA	F	100.00	F	100.00
Chad				
LABOREX TCHAD	F	76.91	F	77.80
SOCOA TCHAD	F	78.43	F	78.43
TCHAMI	F	69.25	F	69.25
Togo				
CFAO CICA TOGO	F	69.72	F	69.66
STOCA	E	37.46	E	39.21
Uganda				
HOWSE AND Mc GEORGE UGANDA	F	50.11		Acquisition
Zambia				
CFAO ZAMBIA	F	100.00	F	100.00
Mauritius				
CFAO MAURITUS INVESTMENT	F	100.00	F	100.00
CFAO MAURITUS LTD	F	100.00	F	100.00
CAPSTONE	F	100.00	F	100.00
IMC	F	51.00	F	51.00
Madagascar				
SICAM	E	27.39	E	27.40
SIGM	E	49.00	E	49.04
SIRH	E	49.00	E	49.17
SME	E	49.00	E	49.00
SOCIMEX	E	48.79	E	48.80
SOMADA	E	27.44	E	27.85
SOMAPHAR	F	86.28	F	86.15
AUSTRAL AUTO	E	48.79		Acquisition
NAUTIC ILES	E	24.88		Acquisition
United Kingdom				
EURAFRIC TRADING	F	100.00	F	100.00
MASSILIA HOLDING	F	100.00	F	100.00
CREDIT AND FINANCIAL SERVICES				
FINAREF	E	39.00	F	94.59
France				
ARGENCE INVESTISSEMENTS *	F	100.00	F	100.00
ARGENCE MANAGEMENT GEIE *	F	100.00	F	100.00
ARGENCE DEVELOPPEMENT GEIE *	F	100.00	F	100.00
ARGENCE GESTION ASSURANCE GEIE *	F	100.00	F	100.00
BANQUE FINAREF - ABN AMRO *	E	51.00	E	51.00
FACET		Sale	F	60.02
TERMINAL *		Merger	F	100.00
FINAREF ASSURANCES *	F	100.00	F	99.93
FINAREF RISQUES DIVERS *	F	100.00	F	100.00
FINAREF VIE *	F	100.00	F	100.00
GECCA	F	100.00	F	100.00
MARBEUF IMMOBILIER SA *	F	99.24	F	99.95
MARBEUF PAINTING SA *	F	99.14	F	99.85
SFGM	F	100.00	F	100.00

Subsidiaries	% interest			
	2002		2001	
Belgium				
FINAREF BENELUX *	F	99.94	F	99.94
Finland				
ELLOS TILI OY	F	100.00	F	100.00
ELLOS FINANS OY **	E	39.00	F	100.00
ELLOS FINANS HOLDING OY	F	100.00	F	100.00
United Kingdom				
FINAREF UK *	Liquidation		F	100.00
REDCATS FINANCE UK	F	100.00	F	100.00
Ireland				
SPACE HOLDING *	F	100.00	F	100.00
FINAREF INSURANCE *	F	100.00	F	100.00
FINAREF LIFE *	F	100.00	F	100.00
SPACE REA *	F	100.00	F	100.00
Luxembourg				
PRINTEMPS REASSURANCE	F	100.00	F	85.00
SPACE LUX *	F	100.00	F	100.00
Norway				
ELLOS FINANS A/S **	E	39.00	F	100.00
ELLOS KONTO A/S	F	100.00	F	100.00
Netherlands				
BARBICAM BV	F	100.00	F	100.00
Sweden				
FINAREF KONTO AB	F	100.00	F	100.00
FINAREF NORDIC HOLDING AB	F	100.00	F	100.00
FINAREF SVERIGE AB **	E	39.00	F	100.00
FINAREF INVEST AB	F	100.00	F	100.00
FINAREF SECURITIES AB (ex FINAREF FÖRVALTNING AB) **	E	39.00	F	100.00
FINAREF GROUP AB **	E	39.00	Creation	

* Companies within the Finaref Group structure fully consolidated in the Finaref sub-Group, and consolidated by the equity method at 39% within PPR following the sale of Finaref, representing Finaref's stake in these companies.

** Finaref Nordic companies consolidated by the equity method following their sale in 2002.

Subsidiaries	% interest			
	2002		2001	
OTHER				
France				
CAUMARTIN PARTICIPATIONS	F	100.00	F	100.00
DISCODIS	F	100.00	F	100.00
FINANCIERE LIMITROPHE	F	Merger	F	100.00
FINANCIERE MAROTHI	F	100.00	F	100.00
LOCUTION	F	100.00	F	100.00
PPR FINANCE	F	100.00	F	100.00
SAPRODIS	F	100.00	F	100.00
THALLIUM	F	100.00	F	100.00
PPR INTERACTIVE	F	100.00	F	100.00
Luxembourg				
PPR INTERNATIONAL	F	100.00	F	100.00
Netherlands				
SCHOLEFIELD GOODMAN BV	F	100.00	F	100.00
Switzerland				
PPR MARKETING SERVICES	F	100.00	F	100.00
United States				
MOBILE PLANET	F	100.00	F	100.00

2002 Parent company statements

Reports of the Auditors for the Parent company

Auditor's report on the financial statements of Pinault-Printemps-Redoute

Financial year ended December 31, 2002

In accordance with our appointment as auditors by your Annual General Meeting, we hereby report to you for the year ended December 31, 2002 on :
- the audit of the accompanying financial statements of Pinault-Printemps-Redoute S.A.,
- the specific procedures and disclosures required by law.

These financial statements have been approved by the Management Board. Our role is to express an opinion on these financial statements, based on our audit.

1. Opinion on the Financial Statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position and the assets and liabilities of the Company as at December 31, 2002, and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

2. Specific Procedures and Disclosures

We have also performed the other procedures required by law, in accordance with professional standards applicable in France.

We have no comment to make as to the fair presentation and consistency with the financial statements of the information given in the report of the Board of Directors and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Pursuant to the law, we have verified that the report of the Management Board contains the appropriate disclosures as to the acquisition of participating and controlling interests and to the percentage interests and votes held by shareholders.

Paris, March 5, 2003

The Statutory Auditors

KPMG Audit
Department of KPMG S.A.
Gérard Rivière

Deloitte Touche Tohmatsu

Didier Taupin

This is a free translation of the original French text for information purposes only.

Auditors' special report on agreements involving members of the Management and Supervisory Boards

Financial year ended December 31, 2002

As Statutory Auditors of the company, we submit to you our report on agreements regarding members of the Management and Supervisory Boards.

Agreements authorised during the financial year

In application of Article L.225-88 of the French Commercial Code, we have been advised of the agreements subject to prior authorisation by the Supervisory Board.

It is not our responsibility to seek out the possible existence of other agreements, but to communicate to you, based on the information we have been given, the essential characteristics and terms of those of which we have been advised without been required to express ourselves on their utility and their validity. In accordance with Article 117 of the decree of March 23, 1967, it is your responsibility to determine whether the agreements are appropriate and should be approved.

1. Agreements between Pinault-Printemps-Redoute/ Conforama Holding and BNP Paribas/Cetelem regarding the sale of a 90% stake in Facet

At the meetings on October 21 and December 18, 2002, the Supervisory Board authorised the Management Board to sign an agreement between Pinault-Printemps-Redoute/Conforama Holding and BNP Paribas/Cetelem for the sale of a 90% stake in Facet, representing a total amount of €965 million.

These agreements provide for:

- Pinault-Printemps-Redoute's purchase of 538,819 Facet shares for €826,661,772.56, sold by Finaref;
- Pinault-Printemps-Redoute's purchase of 18,012 Facet shares for €27,634,199.70 sold by Conforama Holding;
- Pinault-Printemps-Redoute's purchase of 8,073 Facet shares for €12,385,681.44 sold by Conforama France;
- a partnership agreement between Pinault-Printemps-Redoute, Conforama Holding, Facet and BNP Paribas, defining exclusive cooperation between the Conforama Group and Facet in order to offer financial and insurance products and services to Conforama Group customers;
- an agreement between the shareholders of Pinault-Printemps-Redoute, Conforama Holding, Cetelem and BNP Paribas which aims to organise relations between Conforama Holding and Cetelem within Facet;
- Pinault-Printemps-Redoute's sale of 564,904 Facet shares to Cetelem for €866,681,653.7;

These agreements also stipulate that the provisions in the memorandum of agreement dated September 7, 2001 between Pinault-Printemps-Redoute and Cetelem will not be carried out. This memorandum of agreement provided for the takeover of Facet's operations by Finaref and was approved by the Supervisory Board at the meeting of September 5, 2001.

Members of the Supervisory Board and the Management Board concerned

Serge Weinberg, François-Henri Pinault, Thierry Falque-Pierrotin, Per Kaufmann, Denis Olivennes and Baudouin Prot.

2. Agreement between Pinault-Printemps-Redoute/ Redcats and Crédit Agricole regarding the sale of Finaref

At the meetings on October 29 and December 18, 2002, the Supervisory Board authorised the Management Board to sign an agreement between Pinault-Printemps-Redoute/ Redcats and Crédit Agricole for the sale of all of Finaref's businesses, excluding Facet, for a total of €2,525,000,000.

The agreement signed on December 20, 2002 provides for:

- the sale of a 61% stake in Finaref;
- prior to this agreement, Redcats and Pinault-Printemps-Redoute sold Finaref shares to France Printemps, La Redoute and Fnac for the same price per share. These three companies have retained a 10% stake in Finaref's share capital;
- the sale of a 29% stake in Finaref in January 2004.

Prior to the sale of Finaref to Crédit Agricole, Pinault-Printemps-Redoute purchased a 25% stake in Fairbank from Finaref for €2,791,000.

Members of the Management Board concerned

Serge Weinberg and Thierry Falque-Pierrotin.

3. Advisory agreement with Rothschild et Compagnie Banque and Lazard Frères

At the meeting on October 21, 2002, the Supervisory Board authorised the Management Board to appoint Rothschild et Compagnie Banque and Lazard Frères for advisory services involving the sale of the consumer credit activities of the Credit and Financial Services division. The total budget allocated to these services stands at €12,400,000 excluding tax, of which €4,100,000 excluding tax was invoiced in 2002. A provision was booked in the financial statements for the year ended December 31, 2002 for the balance.

Members of the Supervisory Board concerned

François Henrot and Bruno Roger.

4. Real estate transactions involving La Redoute's registered office in Roubaix

Following the real estate transaction involving the building complex in Roubaix the Supervisory Board authorised, at the meeting on December 18, 2002, the cancellation of the lease granted by Pinault-Printemps-Redoute to La Redoute involving the buildings in Roubaix and the signature of a new lease for a total annual rent of €4 million linked to the INSEE construction cost index. This 12-year lease takes effect on January 1, 2003 and includes an option to sublet to subsidiaries.

Member of the Management Board involved
Thierry Falque-Pierrotin.

5. Rothschild et Compagnie and Lazard Frères appointed for advisory services regarding the Group's strategic planning

At the meeting on December 18, 2002, the Supervisory Board authorised the Management Board to appoint Rothschild et Compagnie Banque and Lazard Frères for advisory services regarding the Group's strategic planning. The budget allocated for these services totals €1,600,000 excluding tax.
No invoice in connection with this agreement was made out for the year ended December 31, 2002.

Members of the Supervisory Board concerned
François Henrot and Bruno Roger.

Agreements approved in previous years that continue to be applied in 200

In accordance with the decree of March 23, 1967, we have been informed that the following agreements, approved in previous years, continued into 2002.

1. Supplementary retirement scheme for the Group's senior executives

At the meeting on February 28, 2001, the Supervisory Board authorised certain members of the Management Board as well as, in so far as necessary, all eligible directors to benefit from the supplementary retirement scheme which is to be set up in connection with the human resources management policy of the Group's senior executives.
The terms of this scheme must provide the option of collecting a partially revertible and adjustable life annuity whose amount would be calculated at the rate of one tenth per year of seniority in the Group and up to 15% of the annual base salary. This annual base salary would be determined on the last 36 months of activity and provided there is retirement from the Group at age 60 at least, together with the opening up of rights to payment of the basic Social Security pension or its equivalent.
At December 31, 2002, the cumulative payments into the fund made by the Company in connection with this agreement totalled €9,417,570 in order to cover commitments given to all Management Board members and executive managers concerned.

2. Equity Swap with Crédit Lyonnais

At the meeting on December 19, 2001, the Supervisory Board authorised the conclusion with Crédit Lyonnais of a written agreement concerning the sale of a block of 1,600,000 Pinault-Printemps-Redoute S.A. shares at €170.42 per share and the confirmation of an equity swap involving 1,600,000 Pinault-Printemps-Redoute S.A. shares. This equity swap took place on September 9, 2002, translating into the repurchase from Crédit Lyonnais of 1,600,000 shares at €170.42 per share.

3. Agreement between Pinault-Printemps-Redoute and Gucci N.V.

At the meeting of September 5, 2001, the Supervisory Board authorised the Management Board to sign an agreement with Gucci N.V. by which Pinault-Printemps-Redoute grants Gucci N.V. shareholders the option to sell their shares for USD 101.50 per share, exercisable as from March 2004.

4. Payment of services provided by Artemis

Under the terms of an agreement between the two companies dated September 27, 1993, Artemis provides Pinault-Printemps-Redoute with research and consulting services covering:

- strategy and development of the Pinault-Printemps-Redoute Group and support in complex legal, tax, financial or real estate transactions.
- Business development opportunities in France and abroad or cost-cutting initiatives.

The Pinault-Printemps-Redoute Supervisory Board authorised the payment of these services at zero point zero three seven percent (0.037%) of consolidated gross sales net of tax, at the meeting on March 10, 1999.
€10,130,189 was paid in connection with these services in 2002.
We conducted our review in accordance with the professional standards applicable in France. These standards require that we carry out the necessary procedure to verify the consistency of the information disclosed to us with the source documents.

Paris, March 5, 2003

The Statutory Auditors

KPMG Audit
Department of KPMG S.A.
Gérard Rivière

Deloitte Touche Tohmatsu

Didier Taupin

This is a free translation of the original French text for information purposes only.

Statutory Auditors' Report on the capital increase with cancellation of pre-emptive subscription rights, reserved for employees registered under a Savings plan

Combined General Meeting of May 22, 2003

As the company's Statutory Auditors and in accordance with our duties as defined by Article L225-135 of the French Commercial Code, we present our report on the planned capital increase reserved for employees registered under a Savings plan, subject to your approval, in line with the provisions of Article L225-129 of the French Commercial Code and Article L443-5 of the French labour code.

The maximum number of shares that can be issued as part of this employee share ownership plan must not exceed 1,200,000 shares, representing a maximum amount of €4,800,000.

The Management Board requests the authorisation to approve the terms and conditions of this transaction and the cancellation of your preferential subscription right.

We have reviewed the proposed capital increase plan, carrying out the procedures which we deemed necessary in accordance with professional standards applicable in France.

Subject to subsequent review of the proposed terms of the capital increase, we have nothing to report regarding the terms applied in determining the issue price which are provided in the Management Board's report.

As the issue price has not been set, we have no comment on the final terms of the capital increase and, consequently, on the proposal to cancel the preferential subscription right which is, however, in line with the objectives of the transactions which are subject to your approval.

In accordance with Article 155-2 of the decree of March 23, 1967, we will draw up an additional report once the capital increase is carried out by the Management Board.

Paris, March 7, 2003

The Statutory Auditors

KPMG Audit
Department of KPMG S.A.
Gérard Rivière

Deloitte Touche Tohmatsu

Didier Taupin

This is a free translation of the original French text for information purposes only.

Parent company income statement

For the years ended December 31, 2002, 2001 and 2000

(in € millions)	2002	2001	2000
Group management fees	34.8	41.6	36.4
Real estate rental revenue	11.4	19.1	17.0
Payroll expenses	(17.4)	(13.7)	(12.3)
Other operating expenses	(42.4)	(55.5)	(48.3)
Operating income	**(13.6)**	**(8.5)**	**(7.2)**
Interest expense on borrowings	(137.0)	(243.7)	(154.5)
Income and expenses on long-term investments and other	955.9	305.1	217.1
Net financial income	**818.9**	61.4	62.6
Operating income after interest	**805.3**	52.9	55.4
Gains on asset disposals, depreciation and other related transactions	(735.5)	6.3	11.3
Cost of claims, litigation and restructuring	(5.1)	(9.6)	(1.2)
Other non-recurring income and expenses	(26.6)	(3.3)	(14.3)
Non-recurring income/(expense)	**(767.2)**	**(6.6)**	**(4.2)**
Corporate tax	44.7	(0.1)	(0.8)
Tax consolidation benefit	163.0	117.1	105.9
Employee porfit-sharing	(1.4)	(1.3)	(1.0)
Net income	**244.4**	162.0	155.3

Parent company balance sheet

At December 31, 2002, 2001 and 2000

ASSETS (in € millions)	2002	2001	2000
Fixed assets			
Long-term investments [1]	6,921.0	6,966.7	6,953.6
Other fixed assets	9.7	5.3	33.9
Total fixed assets	6,930.7	6,972.0	6,987.5
Current assets			
Receivables [2]	201.5	304.4	150.0
Marketable securities	320.2	255.5	401.8
Cash	3,484.3	536.7	89.9
Total current assets	4,006.0	1,096.6	641.7
Total assets	**10,936.7**	**8,068.6**	**7,629.2**
(1) Of which due within less than one year:	4.8	4.5	4.5
(2) Of which due in over one year:	66.7	52.3	39.0

LIABILITIES (in € millions)	2002	2001	2000
Shareholders'equity			
Share capital	489.6	489.6	362.2
Additional paid-in capital	1,787.9	1,787.9	1,299.8
Retained earnings	843.1	959.1	1,171.4
Net income for the year	244.4	162.0	155.3
Total shareholders' equity	3,365.0	3,398.6	2,988.7
Reserves for contingencies and losses	100.1	220.5	134.0
Liabilities			
Borrowings (excluding accrued interest) [1]	7,108.3	4,249.7	4,376.1
Other liabilities [2]	363.3	199.8	130.4
	7,471.6	4,449.5	4,506.5
Total liabilities and shareholders' equity	**10,936.7**	8,068.6	7,629.2
(1) Of which due within less than one year:	4,542.3	3,738.5	4,073.0
(2) Of which due in over one year:	2.2	5.7	8.1

Statement of changes in shareholders' equity of the parent company

(before income appropriation)	Number of shares	Share capital	Additional paid-in capital	Retained earnings	Net income for the year	Share-holders' equity
At December 31, 2000 (in FRF millions)	118,779,305	2,376	8,526	7,684	1,019	19,605
Exercise of stock options	50,000	1	14			15
Appropriation of 2000 income				1,019	(1,019)	
Dividends paid				(1,669)		(1,669)
Position in FRF before translation of shareholders' equity	118,829,305	2,377	8,540	7,034		17,951
Position in € before translation of shareholders' equity	118,829,305	362.4	1,301.9	1,072.3		2,736.6
Translation of shareholders' equity into €		113.0		(113.0)		
Exercise of stock options	5,000		0.2			0.2
Conversion of 3,077,000 bonds by Artémis Group (conv. bonds 2001)	3,560,089	14.2	485.8			500.0
Conversion of 73 bonds (convertible bonds 2001)	86					
Change in untaxed reserves				0.1		0.1
Revaluation reserve following disposal of Clichy				(0.3)		(0.3)
Net income 2001					162.0	162.0
At December 31, 2001 (in € millions)	122,394,480	489.6	1,787.9	959.1	162.0	3,398.6
Appropriation of 2001 income				162.0	(162.0)	
Dividends paid				(278.4)		(278.4)
Change in untaxed reserves				0.4		0.4
Net income 2002					244.4	244.4
At December 31, 2002 (in € millions)	122,394,480	489.6	1,787.9	843.1	244.4	3,365.0

Summarised notes

Income tax

This item breaks down as follows:

(in € millions)	31.12.2002	31.12.2001
Income tax	44.7	(0.1)
Tax consolidation benefit	163.0	117.1
Income tax	**207.7**	**117.0**

Under a tax consolidation agreement which came into effect on January 1, 1998, Pinault-Printemps-Redoute pays the tax due by the members of the tax group and fulfils all tax obligations on its behalf.

The tax group comprised 178 companies in 2002 versus 187 in 2001. Each subsidiary records in its financial statements the amount of tax that it would have paid on a stand-alone basis. The tax savings achieved by the group through consolidation are retained by Pinault-Printemps-Redoute, as parent company of the consolidated group.

Main off-balance sheet commitments

Commitment to purchase Gucci shares

In connection with the tripartite agreement of September 10, 2001, between Pinault-Printemps-Redoute, Gucci and LVMH, the Pinault-Printemps-Redoute Group undertakes to make a bid between March 22 and April 30, 2004 at USD 101.50 per Gucci share.

If the price of the Gucci stock is below USD 101.50, the maximum commitment would be USD 4.7 billion, based on the number of Gucci shares outstanding on December 31, 2002.

Borrowings

Breakdown by category

(in € millions)	31.12.2002	31.12.2001
Convertible bonds [1]	1,990.5	1,974.5
Other bonds	854.9	1,354.9
Index-linked bonds	172.4	159.0
Confirmed lines of credit	3,276.0	-
BLB/CCF loans	750.0	750.0
Long- and medium-term borrowings	-	5.1
Short-term borrowings	50.0	-
Short-term bank loans and overdrafts	3.2	6.2
Due to stockholders	11.3	-
Borrowings	7,108.3	4,249.7
Current accounts	-	-
Total	**7,108.3**	**4,249.7**

(1) The 2002 amount includes €39.5 million in premiums maturing 1/01/2003.

Including transactions with related companies:

Credit balances on current accounts	-	-

At December 31, 2002 and 2001, no borrowings were secured by collateral.

Breakdown by maturity

(in € millions)	31.12.2002	31.12.2001
Due within one year [1]	2,566.0	511.2
Due in one to five years [2]	4,542.3	3,738.5
Total	**7,108.3**	**4,249.7**

(1) Including €862.5 million in convertible bonds (OCEANE) issued in November 2001.

(2) Short-term draw-downs on facilities backed by long-term confirmed lines of credit are included in amounts due in one to five years.

Net indebtedness

(in € millions)	31.12.2002	31.12.2001
Borrowings	7,108.3	4,249.7
Marketable securities	(320.2)	(255.5)
Cash	(3,484.3)	(536.7)
Net indebtedness	**3,303.8**	**3,457.5**

Securities portfolio

at December 31, 2002

Company name (in € thousands)	Number of shares	%	Interests Cost	Allowances	Net book value
1- Long - and short-term investments in French companies with a book value by category of securities equal to or in excess of €15,000:					
ARTES	69,649	14.19	1,100.8	1,100.8	
BALZAN	2,994	99.80	48.7		48.7
BARYUM	182,990	99.99	2,745.6		2,745.6
CAUMARTIN PARTICIPATIONS	875,700	99.97	82,343.5		82,343.5
CLUB DE DEVELOPPEMENT PPR	599,994	60.00	9,146.9	6,222.0	2,924.9
CONFORAMA	4,284,633	92.89	252,348.3		252,348.3
DISCODIS	3,199,302	100.00	299,734.9		299,734.9
FINANCIERE MAROTHI	20,443,682	99.99	2,685,468.1		2,685,468.1
FINAREF	201,816,861	90.15	345,775.4		345,775.4
FRANCE PRINTEMPS	3,589,598	99.95	132,439.3		132,439.3
GECCA	995	99.50	1,036.6		1,036.6
GUILBERT (bonds)	930,581		155,836.8		155,836.8
GUILBERT (shares)	9,124,107	99.99	1,309,805.6	350,000.0	959,805.6
KADEOS	58,000	33.33	292.5		292.5
LOCUTION	2,990	99.67	45.6		45.6
LOBELIE SCS	37,500	3.75	285.8		285.8
MOBILE PLANET	2,994	99.80	45.6		45.6
MOBILE PLANET EUROPE	9,900	99.00	150.9		150.9
PETITS & GRANDS	4,500	45.00	68.6		68.6
PINAULT-PRINTEMPS-REDOUTE	5,758,648	4.70	800,068.9	356,134.7	443,934.2
PPR FINANCE	9,990	99.90	152.3		152.3
PPR INTERACTIVE	1,499,989	100.00	22,867.2		22,867.2
PRODISTRI	14,995	99.97	228.6		228.6
PPR PPR-PURCHASING	731,250	65.00	2,936.2		2,936.2
REDCATS	400,100	99.99	1,230,212.5		1,230,212.5
SAPARDIS	182,992	100.00	2,745.6	38.0	2,707.6
SAPRODIS	33,920,228	82.09	568,830.2		568,830.2
SAVOISIENNE	129,690	99.00	1,977.1	1,689.8	287.3
SOCIETE FINANCIERE DE GRANDS MAGASINS	298,502	99.50	7,313.4		7,313.4
TEAMTEL	392,989	100.00	5,895.6		5,895.6
TREMI	2,994	99.80	48.7		48.7
VARIANTE	2,994	99.80	48.7		48.7
2- Long - and short-term investments in French companies with a book value by category of securities representing less than €15,000.			5.5		5.5
3- Other service, real estate and other companies			1,236.5	343.2	893.3
4- Shares in foreign companies			27,498.8	169.3	27,329.5
Total			**7,950,785.3**	**715,697.8**	**7,235,087.5**

Direct subsidiaries and affiliates

At December 31, 2002 (in € millions)	Share Capital	Retained earnings before appropriation	Percent interest	Book value of shares	
				Gross	Net
I - DETAILED INFORMATION					
A - Subsidiaries (at least 50%-owned)					
CAUMARTIN PARTICIPATIONS (1)	6	71	100%	82	82
CONFORAMA HOLDING (1)	74	237	93%	252	252
CLUB DE DEVELOPPEMENT PPR (3)	15	(8)	60%	9	3
DISCODIS (1)	154	13	100%	300	300
FINANCIERE MAROTHI (1)	388	2,248	100%	2,686	2,686
FINAREF (2)	14	652	90%	346	346
FRANCE PRINTEMPS (1)	55	108	100%	132	132
GUILBERT (1)	14	195	100%	1,310	960
PPR INTERACTIVE (1)	23	(23)	100%	23	23
REDCATS (1)	61	234	100%	1,230	1,230
SAPRODIS (1)	620	129	82%	569	569
S.F.G.M. (1)	5	6	100%	7	7
TEAMTEL (3)	1	(3)	100%	6	6
II - GENERAL INFORMATION					
A - Subsidiaries not listed in I					
a) French subsidiaries (total)				12	10
b) Foreign subsidiaries					
- PPR Luxembourg				14	14
- AU PRINTEMPS REASSURANCES				10	10
- Other				2	2
B - Affiliates not listed in I					
a) French companies (total)				2	1
b) Foreign companies (total)				1	1
Total				6,993	6,634

(1) Fully-consolidated subsidiaries.

(2) Subsidiaries accounted for by the equity method.

(3) Non-consolidated subsidiaries.

Outstanding loans granted by the company	Guarantees given by the company	Last published net sales	Last published net income/(loss)	Dividends received during the year
			6	
				48
			(3)	
			(8)	35
			(166)	
		528	642	414
		860	46	10
		10	435	346
		11	(2)	
		35	23	34
			72	57
		1		
		23	3	
				7

Parent company's financial results for the last five years

	1998	1999	2000	2001	[illegible]
Share capital at year-end					
Share capital (in €)	358,064,904	363,380,831	362,155,766	489,577,920	489,577,920
Number of common shares outstanding	117,437,590 (1)	119,181,100	118,779,305	122,394,480 (2)	122,394,480
Maximum number of shares to be created	685,030 (1)	5,379,152	5,374,152	10,734,387 (2)	6,221,620
- on conversion of bonds	–	5,237,152	5,237,152	10,652,387 (2)	5,307,813
- on exercise of stock options	685,030 (1)	142,000	137,000	82,000 (2)	913,807
Results of operations (in € thousands)					
Group management fees	28,497	31,494	36,388	41,611	34,831
Income/(loss) before tax, employee profit-sharing depreciation, amortisation and allowances	120,151	295,662	87,926	146,304	608,311
Corporate income tax (charge)/benefit	124,469	52,285	105,188	116,925	207,573
Employee profit-sharing	624	755	1,041	1,288	1,362
Net income	237,002	315,682	155,296	161,953	244,391
Total dividends	169,186	211,502	258,941	281,507	281,507 (3)
Per share data (in €)					
Income after tax, employee profit-sharing, before depreciation, amortisation and allowances	2.08	2.91	1.62	2.14	6.65
Income after tax, employee profit-sharing, depreciation, amortisation and allowances	2.02	2.65	1.31	1.32	2.00
Dividends:					
- net dividend per share	1.44	1.78	2.18	2.30	2.30 (3)
- total revenue per share (50% tax credit)	2.16	2.67 (4)	3.27 (4)	3.45 (4)	3.45 (4)
Employee data					
Average number of employees	80	93	99	110	134
Total payroll (in € thousands)	5,500	6,349	8,055	9,587	11,573
Total benefits (in € thousands)	2,413	2,677	4,276	4,116	5,862

(1) Following July 17, 1998, five-for-one stock split (one FRF 100 par value share exchanged for five FRF 20 par value shares).
(2) August 30, 2001, translation of share capital into euros with a par value of €4 per share.
(3) Subject to approval at the Annual General Meeting of May 22, 2003.
(4) Subject to a tax credit which is reduced, depending on the beneficiary.

Parent company report

The Company's revenue consists primarily of dividends received from subsidiaries, rental revenue from real estate holdings, income from the management of financial assets and management fees received from subsidiaries, determined as a percentage of their sales, in accordance with standard practice.

At the end of 2002, the Group completed the sale of its Consumer Credit business through the sale to BNP Paribas of 90% of Facet, which manages Conforama's consumer credit business, and through an agreement with Crédit Agricole for the sale of Finaref in two stages: 61% at the beginning of 2003 and 29% at the beginning of 2004, with the Group retaining a 10% stake in both companies and the control of their customer databases and marketing strategy.

At the end of the year, the Group also concluded a real estate transaction on its sites in Roubaix, most of which are occupied by Redcats and its subsidiaries, as well as Finaref. This transaction primarily involved the exercise of a credit-leasing option, followed by a partial sale to a group of investors and a buyback through a rental contract.

Financial activity

In October 2002, the Group established a €2.5 billion syndicated revolving loan comprising two tranches of €1.25 billion, repayable after three and five years. The financial terms for activating the loan, which is indexed on Euribor, vary according to the company's rating with the rating agencies.

The balance of the Company's financing needs were met in full by draw-downs on existing medium-term lines of credit and by current account borrowings from PPR Finance, which manages the Group's cash.

Results

The Parent Company's operating loss amounted to €13.6 million in 2002, compared with a loss of €8.5 million the previous year.

Net financial income, which reflects the dividends received from subsidiaries (including €744 million from exceptional dividends) and interest on debt financing, amounted to €818.9 million, compared with €61.4 million the previous year.

Net non-recurring losses amounted to €767.2 million, compared with a loss of €6.6 million in 2001. This includes capital gains on disposals of fixed assets and takes into account a provision of €329.4 million for losses on the value of treasury stock at year-end on the basis of the average price in December 2002, as well as provisions for investments in non-consolidated companies of €357.3 million.

Pinault-Printemps-Redoute and some of the Group's French subsidiaries file a consolidated tax return, and this year recorded a tax benefit of €207.6 million compared with €117 million the previous year.

Parent company net income stood at €244.4 million in 2002, compared with €162 million in 2001.

Income appropriation

The Management Board is recommending the payment of a net dividend of 2.30 per share, giving rise, where applicable, to a tax credit ("avoir fiscal") of 50% or the current applicable rate. The dividend will be paid as of June 6, 2003.

The recommended appropriation of income is as follows:

(in €)	
Source	
Unappropriated retained earnings brought forward from previous year	151,187,209.67
Net income for the year	244,391,347.96
Total amount to be appropriated	**395,578,557.63**
Appropriations	
Legal reserve for appropriation	
Long-term capital gains reserve	4,522,070.71
Long-term capital gains reserve	46,486,223.72
Dividends	281,507,304.00
Unappropriated retained earnings	63,062,959.20
Total appropriation	**395,578,557.63**

Dividends paid in the last three years:

Year of payment	Net Dividend	Tax credit of 50%	Total income
2000	€1.78 (FRF 11.68)	€0.89 (FRF 5.84)	€2.67 (FRF 17.52)
2001	€2.18 (FRF 14.30)	€1.09 (FRF 7.15)	€3.27 (FRF 21.45)
2002	€2.30	€1.15	€3.45

Share buyback programme

At the Annual General Meeting of May 21, 2002, the Management Board was authorised to buy back up to 10% of the Company's shares on the open market. From the start of this programme to the end of the year, 4,460,407 shares were purchased, including 854,060 through the exercise of put options and 1,600,000 through the settlement of the performance swap in December 2001. The rest were bought in order to stabilise the share price. In addition, 3,040 shares were granted to the holders of Guilbert stock options or OCEANE (convertible bond) in 1999.

Given the number of shares held as part of previous buyback programmes, 1,604,615 shares are classified as other investments and the balance is used to stabilise the share price, to buy and sell depending on market conditions, and for stock option plans.

We are recommending that you approve a new 18-month share buyback programme of up to 10% of the Company's shares in order to:

- stabilise the share price through purchases on the open market and systematically counter stock market trends,
- buy and sell shares on the open market depending on market conditions,
- implement employee and management stock option plans and employee stock ownership plans as part of corporate savings plans and employee profit-sharing schemes,
- acquire equity interests or raise financing in exchange for Pinault-Printemps-Redoute shares, in connection with external growth transactions involving a payment in shares, an exchange of shares or a contribution of shares, or issues of securities redeemable or exchangeable for shares, or otherwise,
- optimise the management of the Company's cash position and shareholders' equity,
- cancel the acquired shares.

Under the authorisation, the shares may be acquired by any appropriate method, including the use of derivative products or the acquisition of an unlimited block of securities.

The shares may then either be kept, sold or transferred, by any appropriate method, as a capital contribution or an exchange of shares, or alternatively allocated, sold or transferred under stock option or employee stock ownership plans. They may also be cancelled under the provisions of the law.

The maximum purchase price is set at €200 per share, and the minimum sale or transfer price is set at €60 per share. However, in the case of a disposal or transfer of the shares within an employee stock option or ownership plan, the sale or transfer price will be set in accordance with the legal provisions applicable to these transactions and may fall below this amount.

The maximum total amount of the acquisitions is set at €2,448 million.

The shares acquired under the buyback programme may be cancelled subject to approval of the related authorisation by the Extraordinary General Meeting on May 18, 2001.

Shareholders can obtain the fully approved prospectus from the *Commission des Opérations de Bourse* (French Securities and Exchange Commission).

Company shares

In connection with the share buyback programmes authorised by the shareholders, in 2002 the company acquired 4,390,355 shares at an average price of €118.07. During the year, 3,335 shares were sold at an average price of €175.99. The related transaction costs totalled €0.6 million.

At year-end, 5,758,648 shares at €4, representing 4.70% of the Company's capital, were carried in treasury stock in the amount of €443.9 million (taking into account a loss reserve of €356.1 million), including 1,604,615 shares for allocation under other investments and the balance used to stabilise the share price depending on market conditions or for future or existing stock option plans (1,345,050).

Stock option plans

In 2002, the Company set up two stock option subscription plans for the Group's executive managers involving 438,296 shares at €128.10 per share and 410,271 shares at €140.50 per share.
Information concerning the stock option subscription or purchase plans is provided in the section "Miscellaneous Information".

Agreements

In 2002, the Company signed various agreements governed by article L 225-86 and related articles in accordance with the French Commercial Code.

- Sale of Facet
  - agreement with BNP Paribas, Cetelem and Conforama Holding regarding the sale of Facet,
  - prior reallocation of Facet shares held by Finaref, Conforama Holding and Conforama France,
  - master trade agreement with BNP Paribas, Conforama Holding and Facet regarding the offer of financial products and services and insurance to Conforama customers,
  - agreement between shareholders defining relations between Pinault-Printemps-Redoute, Conforama Holding, Cetelem and BNP Paribas within Facet.

- Sale of Finaref
  - agreement with Crédit Agricole and Redcats regarding the sale of Finaref, setting the terms of implementation, including the signing of a shareholder pact and operating and commercial contracts with the relevant companies.
  - prior acquisition of shares in Fairbank held by Finaref.

- Consulting services for the sale of the Credit and Financial Services division, entrusted to Rothschild et Compagnie and Lazard Frères.

- Cancellation of leases and agreement of new leases with La Redoute SA as part of the Roubaix real estate transaction.

- Consulting services for the Group's strategic planning, entrusted to Rothschild et Compagnie and Lazard Frères.

Details of the agreements are provided in the Auditors' special report.

Share capital

At the end of 2002, the company's share capital amounted to €489,577,920.
At the end of the year, the employees of the Company and its Group held 989,812 shares at €4, representing 0.8 % of the capital, under the provisions of article L 225-102 of the French Commercial Code.
At year-end, the Management Board had not exercised the authorisations to increase the share capital approved at the Extraordinary General Meeting of May 21, 2002. Neither did the Board exercise the authorisations to proceed with capital increases reserved for employees, approved by the same General Meeting.
Details of the Company's ownership structure and changes in capital throughout the year are provided in the section "Miscellaneous Information". At year-end, the Artémis group held 42.2% of the Company's capital and 57.0% of the voting rights.

Appointments, duties and remuneration of senior officers

Details regarding the appointments, duties and remuneration of senior officers are provided in the section on Corporate Governance.

Subsidiaries and affiliates

As a holding company, the Company carried out various transactions with its subsidiaries: subscriptions to increases in capital, reallocation of affiliates or acquisitions of minority interests.
Information about the business and financial results of subsidiaries and affiliates, equity interests acquired during the year and changes in percentage interests in Group companies is provided in the Group section of the report and the notes to the consolidated financial statements (list of the main consolidated subsidiaries).

Authorisation to increase the Company's share capital through the issue of shares reserved for employees signed up to a savings plan

We remind you that, at the Extraordinary General Meeting of May 21, 2002, you granted the Management Board various authorisations to issue securities in order to proceed with immediate or future capital increases in the Company, to increase the share capital through the incorporation of reserves, retained earnings or bonuses, to agree stock option or share buyback plans, and increase the capital reserved for employees under the terms of the company savings law.

We are now requesting that you renew this authorisation for the Management Board to proceed, on one or more occasions, with the increase of capital reserved for employees belonging to a Company Savings Plan, for a maximum issue of 1,200,000 shares. The share subscription prices will be set by the Management Board, in compliance with the law, and will be at a minimum of 80% of the average price of the Company's shares over the twenty trading sessions prior to the day on which the Management Board determines the opening date for subscriptions. Shares may be issued to the benefit of the Company's mutual fund or SICAVs.

At the time of each issue, the Management Board will publish a supplementary report specifying the terms of these transactions and any other necessary information, as well as the impact of the issue on the shareholder situation regarding its proportion of the earnings and that of the shareholders' equity. The amount of capital increases will depend on the amount of shares subscribed and the limits mentioned above.

The Auditors will express an opinion on this authorisation in their report.

Information regarding the Company's development, outlook and significant post-balance sheet events, as well as information regarding the social and environmental consequences of the Company's business, is provided in other sections of the Group report on activity and results and the notes to the annual report.

A table showing the Company's results over the last five years is provided in the notes added to this report.

Summary of the resolutions presented to the joint ordinary and extraordinary general meeting on May 22, 2003

First resolution
Approval of the 2002 financial statements.

Second resolution
Approval of the 2002 consolidated financial statements.

Third resolution
Approval of the Auditors' special report on agreements governed by articles L 225-86 and seq. of the French Commercial Code and the related rules.

Fourth resolution
After an allocation of €4,522,070.71 to the legal reserve, the appropriation of long-term capital gains of €46,486,223.72 to the special reserve, and appropriation of income available for distribution in the amount of €344,570,263.20, payment of €281,507,304.00 in dividends and placement of the remaining balance in retained earnings.
The dividend per share will amount to €2.30, giving rise to a tax credit of 50% or at the rate applicable under current legal provisions. Dividends will be paid as from June 6, 2003.

Fifth resolution
Authorisation to purchase Pinault-Printemps-Redoute shares, representing up to 10% of the Company's capital on the open market, in order to stabilise the market price by systematically intervening against market trends, to purchase and sell stock depending on market conditions, grant stock options to Group employees and senior officers and sell or allocate the shares to employees under employee stock ownership plans within the provisions of the law, carry out investments or raise financing through the delivery of shares in connection with external growth transactions or the issuance of marketable securities exchangeable or redeemable for Company shares and optimise the management of cash and shareholders' equity. Shares may also be acquired in order to be cancelled.
The shares acquired may be kept, sold or transferred by any appropriate method. The shares acquired may be kept for use in stock option plans granted to Group employees and senior officers, for sale or allocations to Group employees. They may also be cancelled.
The maximum purchase price is set at €200 per share, and the minimum sale or transfer price is set at €60 per share. The sale or transfer price will, however, be fixed within the scope of employee stock option purchase plans or in the sale or transfer of shares to employees, in accordance with the legal provisions applicable to these transactions. The total amount of share buybacks may not exceed €2.448 billion.

Sixth resolution
Authorisation, within the provisions of the law, to increase the Company's share capital by a maximum amount of €4,800,000 through the issue of shares reserved for employees of the Company or associated companies and groups as defined in article L 233-16 of the French Commercial Code, who belong to an Employee Savings Scheme set up to this effect.
The total number of shares that can be subscribed under the terms of the current authorisation may not exceed 1,200,000.
The share subscription prices will be set at a minimum of 80% of the average price quoted for the Company's shares on the Euronext Paris SA Premier Marché, over the twenty trading sessions prior to the day on which the Management Board determines the opening date for subscriptions.
Each capital increase will be of an amount equal to the value of shares subscribed by employees, individually or through the company's closed-end or open-end funds governed by article L 214-40-1 of the French Monetary and Financial Code.
This authorisation is granted for a period of one year starting from the date of the General Meeting.

Seventh resolution
Harmonisation of article 17 of the articles of association concerning the remit and powers of the Supervisory Board: committees initiated by the Supervisory Board and Internal rule of the Board.

Eighth resolution
Powers to carry out all legal announcement formalities.

Report of the Supervisory Board

To the shareholders,

The Supervisory Board has obtained regular information about the market and business of the Company and the Group in terms of compliance with statutory requirements. As part of its supervisory role, it carried out the checks and controls that it deemed to be necessary.

In particular, it sought to increase the efficiency of its controls in line with the principles of corporate governance [1]. Accordingly, it set up an Audit Committee to succeed the Financial Committee established in 1995, merged the two existing Remuneration Commissions into a Remuneration Committee and created an Appointments Board.

The Supervisory Board has examined the 2002 financial statements, together with the Management Board's report on the operations of the Company and the Group in 2002. It noted the conclusions of the Audit Committee, which examined the structure of consolidated companies, existing control procedures and significant risks and off-balance sheet commitments.

The Supervisory Board also reviewed the terms of the agreement between the Group and its parent company Artémis. It examined the services provided, the benefits derived by the Group and the related fees paid in 2002 with respect to the agreement that it approved.

Lastly, the Supervisory Board approved the annual financial statements, as presented in this report, and analysed the information given in the Management Board's report. We do not have any particular comments for shareholders regarding this information.

The Management Board recommends that you authorise it to purchase shares in the Company as part of a new share buyback programme. It also requests that you renew the authorisation to proceed with capital increases reserved for employees, in accordance with the law.

The Management Board has examined these authorisation requests, and has no particular comment to make on them.

The Board appointed Mr. Denis Olivennes as member of the Management Board following Mr. Alain Redheuil's resignation. The Management Board currently includes five members: Serge Weinberg, the Chairman, Thierry Falque-Pierrotin, André Guilbert, Per Kaufmann, and Denis Olivennes.

We would like to thank all members of staff and the members of the Management Board for their hard work throughout the year.

We recommend that shareholders approve the 2002 financial statements, the recommended appropriation of net income and the various resolutions presented at the Annual General Meeting.

[1] See Corporate Governance chapter.

Miscellaneous information

General information

Company name and registered office

Company name: Pinault-Printemps-Redoute
Registered office: 18, place Henri Bergson - Paris 8, France

Legal form

Société anonyme (public limited company) with a Management Board and Supervisory Board governed by the French Commercial Code.

Applicable law

French law.

Date of incorporation and term

The Company was incorporated on June 24, 1881 for a period of 99 years. This period was extended to May 26, 2066 by the Extraordinary General Meeting held on May 26, 1967. The Company may be wound up in advance or its term may be extended, subject to shareholder approval at the Extraordinary General Meeting.

Corporate purpose

The Company's corporate purpose is as follows:
- to purchase and to sell, on a retail or wholesale basis, directly or indirectly, by any appropriate method and using any and all existing or future techniques, any and all goods, products, produce and services,
- to create, acquire, lease, operate or sell, directly or indirectly, any and all facilities, stores or warehouses used for the sale, on a retail or wholesale basis, directly or indirectly, by any appropriate method and using any and all existing or future techniques, of any and all goods, products, produce and services,
- to manufacture or produce, directly or indirectly, any and all goods, products or produce for business purposes,
- to provide any and all services, directly or indirectly,
- to purchase, use or sell any and all real estate that may be used in the business,
- to create any and all trading, non-trading, industrial, financial, securities, real estate, service or other ventures, to acquire interests in such ventures by any appropriate method including subscription to a share issue, acquiring shares in exchange for assets or by way of a merger, and to manage these interests,
- and generally to carry out any and all trading, non-trading, industrial, financial, real estate or securities transactions and perform any and all services related directly or indirectly to the above purposes or any similar, complementary or related purposes or any purposes that may contribute to the implementation or furtherance of the above-mentioned purposes.

Corporate purpose (Article 5 of the Articles of Association)

Incorporation details

552 075 020 RCS Paris
APE business identifier code: 741J

Consultation of official legal documents

The articles of association, minutes of general shareholders' meetings and other official company documents may be consulted at the Company's registered office, in compliance with legal regulations.

Fiscal year

The Company's fiscal year begins on January 1 and ends on December 31 of the same year.

Appropriation of income

One-twentieth of net income for the year, less any losses brought forward from previous years, is allocated to the "legal reserve". This allocation is no longer required when it reaches one-tenth of the Company's share capital.
Income available for distribution corresponds to net income for the year less any losses brought forward from previous years, any transfer made to the legal reserve as explained above and any amounts to be transferred to reserves in accordance with the law plus any unappropriated retained earnings brought forward from the previous year. Appropriation of this amount is decided at the Annual General Meeting based on recommendations made by the Management Board. The Annual General Meeting may decide to carry forward all or part of the amount to the following year, or to appropriate all or part of the amount to extraordinary, general or special reserves to be used for the purposes specified at the Annual General Meeting.
Any balance remaining after these appropriations is distributed to shareholders.
The Annual General Meeting, based on Company results, may decide to grant each shareholder the option to receive all or part of the final dividend or any interim dividends in the form of cash or shares.

(Article 22 of the Articles of Association)

Dividends not claimed within five years are paid over to the State.

General Meetings – Double voting rights

General Meetings of shareholders are called by the Management Board or the Supervisory Board and conduct business in accordance with the law.

Meetings are held at the Company's registered office or at any other venue specified in the notice of meeting.

All shareholders are entitled to participate in General Meetings in person or by proxy, in compliance with the law, upon presentation of proof of identity and proof of ownership of shares. Ownership of registered shares is evidenced by an entry in the Company's share register, recorded no less than three days before the date of the meeting. Under current regulations, holders of bearer shares are required to obtain a certificate from their bank or broker stating that their shares have been placed in a blocked account up to the date of the Meeting. The certificate must be filed at the address indicated in the notice of meeting, no less than three days before the date of the meeting. Shareholders may, at the discretion of the Management Board, attend meetings by videoconference or other means of telecommunication that enable them to be identified as required by current regulations. Shareholders may also cast votes through the post, by returning the duly completed postal voting form to the Company as required by current regulations. For postal votes to be taken into account, the Company must receive the corresponding form at least three days prior to the date of the meeting. The Management Board may, however, reduce this deadline to the benefit of all shareholders. Shareholders living outside France may appoint a proxy in accordance with current regulations.

General Meetings are chaired by the Chairman of the Supervisory Board or, in his or her absence, by the member of the Supervisory Board designated to chair the meeting. If no member of the Supervisory Board is designated, the General Meeting will elect its own chairman.

The minutes of the meeting are drawn up and their copies certified and delivered in accordance with the law.

Fully paid-up shares that have been registered for at least two years in the name of the same holder carry double voting rights at all General Meetings.

Double voting rights may be cancelled at any time by decision of the Extraordinary General Meeting, ratified by a special meeting of holders of shares with double voting rights.

(Article 20 of the Articles of Association)

Pursuant to the relevant legislation, double voting rights may be cancelled for any share converted to bearer ownership or in the event of a transfer of ownership except in the case of a transfer following inheritance, liquidation of goods between spouse, or donation between living family members (spouse or relative).

The legal and regulatory disclosure thresholds apply. No specific disclosure thresholds are set in the Company's articles of association.

General information about the Company's capital

The Company is authorised to obtain details of the identity of holders of shares carrying immediate or future voting rights at General Meetings, as provided for by law.

(Article 7 of the Articles of Association)

In addition to the voting rights attached to shares in accordance with the law and the provisions of article 20 of the articles of association, each share carries entitlement to a fraction of net assets pro rata to the number and par value of existing shares, as well as a fraction of earnings net of any deductions made in application of the law or the articles of association, and any liquidation surplus.

To ensure that the same net amount is paid on each share, without distinction, and to allow all the shares to be quoted on the same line, the Company pays any proportional taxes levied on some shares but not on others, in connection with the dissolution of the Company or a reduction in capital, except in cases where this is not allowed by law. Proportional taxes will not be paid by the Company, however, if they are levied equally on all shares in the same class, in the event that several classes of shares carrying different rights are issued and outstanding.

In all cases where it is necessary to hold several shares in order to exercise a right, shareholders who do not own the required number of shares will be personally responsible for either acquiring the necessary additional shares or transferring their shares to another holder.

(Article 8 of the Articles of Association)

In the event of liquidation of the Company, the reserves remaining after repayment of the par value of the shares will be allocated among the shareholders pro rata to their respective interests in the capital.

(Article 24 of the Articles of Association)

Changes in the Company's capital and the rights attached to shares are governed by the relevant provisions of the law and the specific provisions of the articles of association summarised below.

Article 17 of the articles of association stipulates that under the Company's internal rules, decisions by the Management Board to issue shares and share equivalents require prior approval by the Supervisory Board.

Share capital at December 31, 2002

At December 31, 2002, the Company's share capital amounted to €489,577,920 divided into 122,394,480 shares with a par value of €4 each, all fully paid up. The number of voting rights at the same date totalled 163,439,320.

On the same date, to the best of the Company's knowledge:

- the members of the Supervisory Board and the Management Board held, directly, 2.5% of the capital representing 3.7% of the voting rights.
- 5,758,648 shares were held in treasury stock, for allocation under stock option plans or in connection with the share buyback programme. None of the Company's shares were held by consolidated companies.

Shareholders and voting rights

		31.12.2002		31.12.2001		31.12.2000	
	Number of shares	% interest	% voting rights [1]	% interest	% voting rights [1]	% interest	% voting rights [1]
Artémis Group	51,656,426	42.2	57.0	42.2	55.4	45.1	58.9
Guilbert-Cuvelier	3,048,620	2.5	3.7	2.5	3.7	2.9	4.0
Pinault-Printemps-Redoute	5,758,648	4.7	-	1.1	-	1.7	-
Employees	989,812	0.8	0.7	0.7	0.5	0.8	0.6
Public	60,940,974	49.8	38.6	53.5	40.4	49.5	36.5
Total	**122,394,480**	**100**	**100**	**100**	**100**	**100**	**100**

Artémis is fully owned by Financière Pinault, itself majority owned by the Pinault family.

There is no treasury stock at subsidiaries.

(1) Shares held for more than two years in the account of a single shareholder benefit from double voting rights (see General Information - General Meetings).
(2) See the Chapter entitled the Shareholders and the stock market for information on identifiable bearer securities and shareholders.

As of March 12, 2003	% interest	% voting rights
Artémis Group	42.2	57.2
Guilbert-Cuvelier	2.5	3.7
Pinault-Printemps-Redoute	5.1	-
Employees	0.8	0.7
Public	49.4	38.4
Total	**100.0**	**100.0**

To the best of the Company's knowledge there are no other shareholders directly or indirectly or jointly holding 5% or more of the capital or voting rights.

Pacts and agreements

- To the best of the Company's knowledge, there are no shareholders' pacts involving shares or voting rights that should have been disclosed to the "Conseil des Marchés Financiers" (Council of the Financial Markets) in accordance with section 233-11 of the Commercial Code.
- On September 10, 2001, Pinault-Printemps-Redoute reached (i) a Settlement and Stock Purchase Agreement with LVMH Moet Hennessy-Louis Vuitton S.A. and Gucci Group NV (the Transaction Agreement) and (ii) an Amended and Restated Strategic Investment Agreement with Gucci (the Strategic Investment Agreement).

These agreements were submitted to the SEC on September 12, 2001 in accordance with US legislation. Under these agreements:

Pinault-Printemps-Redoute acquired 8,579,337 shares in Gucci from LVMH at USD 94 per share, bringing its stake in Gucci to 53.2%.

Half of the Gucci Supervisory Board is made up of members appointed by Pinault-Printemps-Redoute. The other half (independent members) appoint the Chairman of the Board, who does not have a casting vote. Strategic decisions (notably investments and sales for amounts of USD 50 million or more) at Gucci are taken at the suggestion of the Finance Committee (in which Pinault-Printemps-Redoute hold a majority), unless a 75% majority of the Supervisory Board is required.

Pinault-Printemps-Redoute undertakes to bid for Gucci shares on March 22, 2004 at a price of USD 101.50 per share, for payment on April 30, 2004 at the latest (the "Bid Period"). At the end of the Bid Period, if the number of Gucci shares not included in the Bid is lower than whichever is greater of (i) 15% of the Gucci shares issued, (ii) 15 million Gucci shares, Pinault-Printemps-Redoute will be required to extend the Bid Period under the terms of applicable stock market legislation. The terms of the Bid

may only be modified in the event of a force majeure, change in legislation or adjustment of the price by independent Board members due to an exceptional dividend.
Gucci undertakes to remain listed on the New York Stock Exchange and Euronext Amsterdam NV until the end of the Bid.
Pinault-Printemps-Redoute may not sell Gucci shares without the consent of the independent Board members until the end of the Bid Period. Between December 22, 2003 and the end of the Bid Period, Pinault-Printemps-Redoute may only acquire shares in Gucci under the terms of the Bid. Before December 22, 2003, Pinault-Printemps-Redoute has the option of increasing its stake in Gucci to as much as 70%, provided that Pinault-Printemps-Redoute's investment in Gucci is never less than 30 million shares.
Lastly, the amendment to the Strategic Investment Agreement specifies measures aimed at preserving the independence of Gucci's management and a non-competition agreement with the Pinault-Printemps-Redoute group.

Changes in capital

Year	Description	Premium	Change in capital	Net changes in the company's capital (at December 31)	Total number of shares
2002				**€489,577,920**	**122,394,480 (1)**
2001	Conversion of capital into euros,				
	increase in par value to €4		€113,009,005		
	Exercise of options	€2,308,163	€172,449		55,000 (1)
	Conversion of OCEANE (bonds convertible and/or exchangeable for existing shares)	€485,783,887	€14,240,700		3,560,175 (1)
		€488,092,050	**€127,422,154**	**€489,577,920**	**122,394,480 (1)**
2000	Issuance of shares reserved for employees	FRF 876,562,559	FRF 15,984,160		799,208 (2)
	Exercise of options	FRF 2,234,000	FRF 100,000		5,000 (2)
	Cancellation of shares	FRF- 1,794,240,942	FRF - 24,120,060		- 1,206,003 (2)
		FRF - 915,444,383	**FRF - 8,035,900**	**FRF 2,375,586,100**	**118,779,305 (2)**
1999	Issuance of shares (Guilbert public exchange offer)	FRF 1,537,623,081	FRF 24,120,060		1,206,003 (2)
	Exercise of options	FRF 94,409,842	FRF 10,750,140		537,507 (2)
		FRF 1,632,032,923	**FRF 34,870,200**	**FRF 2,383,622,000**	**119,181,100 (2)**
1998	Acquisition of Guilbert shares	FRF 3,449,298,253	FRF 105,993,300		5,299,665 (2)
	Exercise of options	FRF 5,801,350	FRF 700,000		35,000 (2)
		FRF 3,455,099,603	**FRF 106,693,300**	**FRF 2,348,751,800**	**117,437,590 (2)**

(1) Shares with a par value of €4.

(2) Shares with a par value of FRF 20.

At March 12, 2003, the Company's share capital was fixed at the same amount.
The share capital may be raised by:
- 5,307,813 shares (4.3% of the capital) through conversion requests, if the Company chooses this option, of OCEANE issued in 2001 (conversion or exchange parity: one share for one bond. The 1999 issue of OCEANE, which was redeemed early January 2003, no longer entitles holders to a conversion or exchange. The main characteristics of these issues appear in Appendix 21-5 of the consolidated financial statements.
- 913,807 shares (0.8% of the capital) through the exercise of stock options as part of the stock option plans (see table below).

Share pledges

At December 31, 2002, 37,097,823 Pinault-Printemps-Redoute shares were pledged by registered shareholders, of which 36,840,000 by Artémis on behalf of various lenders.

Authorised, unissued capital, commitments to issue shares (at March 12, 2003)

The Management Board is authorised to carry out the following securities issues, pursuant to resolutions adopted at various Extraordinary General Meetings:

Type of issue	Maximum number of notes or shares	Maximum capital increase	Date of the authorisation	Duration of the authorisation
Issuance of either shares with pre-emptive subscription rights, equity notes and/or other share equivalents by capitalising reserves, earnings or additional paid-in capital [1]	€6 billion	€200 million	EGM of May 21, 2002	26 months
Issuance of shares, equity warrants and/or share equivalents without pre-emptive subscription rights, which can be used in payment of securities tendered in a public exchange offer [1]	€6 billion	€200 million	EGM of May 21, 2002	26 months
Share issues reserved for Group employees, for an amount of 1,200,000 shares [1]		€4.8 million	EGM of May 21, 2002	1 year
Issuance of stock options exercisable for up to 2,500,000 shares [1]		€10 million	EGM of May 21, 2002	38 months

(1) Authorisations not exercised.

The Management Board is also authorised for five years to reduce share capital within the provisions of the law through the cancellation of shares as part of its share buyback programme, pursuant to decisions adopted at the Extraordinary General Meeting on May 18, 2001.

Stock option plans

In 2002, the Company set up two stock option plans for the Group's senior executives including 438,296 shares exercisable at €128.10 per share and 410,271 shares exercisable at €140.50 per share.

The policy regarding the granting of stock options has been extended since 1998 to senior managers of the Group and the various companies, who benefit from a number of shares based on the individual's duties and responsibilities.

Plans have a life span of 10 years. Since 2001, plans are set up without discount to the share price (5% up to 2000) and the blocked period lasts 4 years.

Employees who leave the Group before exercising their options may lose their stock option rights depending on the duration of their employment with the Group after the stock options were allocated and the terms of their departure.

Options are granted to members of the Management Board by decision of the Supervisory Board, based on the recommendations of the Remuneration Committee appointed by the Supervisory Board.

If beneficiaries were to exercise all their stock options, a total of 913,807 new shares could be created, i.e. 0.8% of the share capital.

	1994 Plan Exercisable for new shares	1996 Plan Exercisable for new shares	1997/1 Plan Exercisable for new shares	1997/2 Plan Exercisable for new shares	1998 Plan Exercisable for existing shares	1999/1 Plan Exercisable for existing shares	1999/2 Plan Exercisable for existing shares	1999/3 Plan Exercisable for existing shares	2000/1 Plan Exercisable for existing shares	2000/2 Plan Exercisable for existing shares	2001/1 Plan Exercisable for existing shares	2001/2 Plan Exercisable for existing shares	2002/1 Plan Exercisable for new shares	2002/2 Plan Exercisable for new shares
Date of the AGM	18.06.1992	18.06.1992	18.06.1992	5.06.1997	5.06.1997	5.06.1997	5.06.1997	5.06.1997	5.06.1997	5.06.1997	5.06.1997	18.05.2001	18.05.2001	18.05.2001
Date of the Management Board Meeting	21.09.1994	27.03.1996	22.01.1997	5.06.1997	5.06.1998	20.01.1999	21.05.1999	8.12.1999	26.01.2000	23.05.2000	17.01.2001	18.05.2001	3.05.2002	3.05.2002
Number of options granted at the outset	947,500 (2)	95,000	100,000	13,250	347,050	27,495	25,455	412,350	12,100	93,100	340,240	87,260	438,296	410,271
of which: to members of the Management Board (1)	42,500	-	30,000	-	60,000	-	-	52,400	-	-	52,000	-	45,000	45,000
to the top ten employees											17,420	12,560	24,320	24,320
Number of options exercised at 31.12.02	694,477 (2)	75,000	50,000	10,000	0	0	0	0	0	0	0	0	0	0
Cancelled options at 31.12.02	253,023 (2)	0	3,750	0	72,965	12,500	2,779	74,255	1,490	18,910	34,510	7,482	2,130	2,130
Number of options outstanding at 31.12.02	_	20,000	46,250	3,250	274,085	14,995	22,676	338,095	10,610	74,190	305,730	79,778	436,166	408,141
Number of beneficiaries	33	5	9	3	257	36	44	560	26	125	722	206	1,074	1,053
Starting date of the fiscal year	1.11.1994	1.05.1996	1.04.1997	1.08.1997	1.08.1998	1.04.1999	1.07.1999	27.12.1999	01.03.2000	01.07.2000	01.02.2001	01.06.2001	03.05.2002	03.05.2002
Expiry date	31.10.2004	30.04.2006	31.03.2007	31.07.2007	31.07.2008	31.03.2009	30.06.2009	26.12.2009	28.02.2010	30.06.2010	31.01.2011	31.05.2011	02.05.2012	02.05.2012
Exercise price	€27.57	€33.72	€61.41	€71.16	€135.98	€154.58	€144.83	€189.19	€227.15	€202.91	€225.01	€225.01	€128.10	€140.50

Note: Each option is convertible or exchangeable for one share.

(1) In its current composition.

(2) Adjusted to take account of the reduction in par value of shares.

Stock option subscription or stock option purchase plans granted by Pinault-Printemps-Redoute and associated companies to ten top employees (excluding senior executives) and options exercised by them.

Stock option subscription or stock option purchase plans granted to the ten top employees (excluding senior executives) and the options exercised by them	Total number of options allocated/options subscribed or purchased	Weighted average price	PPR Plans	Rexel Plan	Gucci Plans
Options granted throughout the fiscal year by PPR and all companies within the stock option allocation structure to the ten employees of PPR and all companies included in this structure, with a higher number of options granted.	285,500	€95	15,000	-	270,500
Options held by PPR and above-mentioned companies, exercised during the fiscal year by the ten employees of PPR and those companies, with a higher number of options purchased or subscribed.	1,611,848	€103.30	-	6,000	1,605,848

Employee incentives (Parent company)

(Employee bonus and profit-sharing agreements)

1. Employee profit-sharing agreement

The agreement, signed on December 2, 1998 is automatically renewable.

The amount credited to the profit-sharing scheme each year is equal to 0.8% of the dividend for the year in question. A cap is applied based on the dividend's growth. The scheme is shared among eligible employees according to their respective salaries for the reference year. Employees who have been on the Group's payroll for at least six months prior to the end of the reference year are eligible to participate in the profit-sharing scheme.

The amounts distributed under this agreement in the last five years were as follows: €534,622 in 1998, €641,992 in 1999, €805,601 in 2000, €985,395 in 2001 and €1,081,057 in 2002.

2. Bonus agreement: not applicable

Decisions submitted to the General Shareholders' Meeting

The General Shareholders' Meeting on May 22, 2003 will examine the Group's consolidated financial statements and the financial statements of the company, the appropriation of earnings, the level of the dividend, the approval of the special auditors' report on regulatory agreements, the authorisation to launch a new share buyback programme, the modification of the Articles at Association regarding the authority and powers of the Supervisory Board (Committee, Internal Rules) and the authorisation to issue shares reserved for employees (see Summary of resolutions).

Stock market statistics

Pinault-Printemps-Redoute share

Month	Price (€)			Monthly	Volume		
	average	high	low	change	Average daily trading	Volume (€M)	Volume (n° of shares)
2001							
January	227.3	235.3	216.5	- 1.7%	270,271	1,349.0	5,945,969
February	225.5	231.9	216.6	- 2.7%	269,450	1,205.6	5,389,001
March	201.7	219.0	183.3	- 11.0%	336,591	1,491.9	7,405,002
April	195.2	204.8	185.2	- 0.5%	386,408	1,426.6	7,341,760
May	203.0	213.8	191.0	5.6%	485,505	2,094.4	10,681,099
June	187.2	208.7	166.2	- 16.6%	547,451	1,978.8	10,949,011
July	166.6	176.8	157.0	- 1.2%	344,516	1,256.6	7,579,358
August	159.8	172.0	148.2	- 12.3%	255,501	938.9	5,876,518
September	124.5	149.6	97.1	- 18.3%	558,047	1,366.7	11,160,948
October	127.9	139.2	111.2	5.6%	598,619	1,768.8	13,768,233
November	140.3	153.3	126.5	14.9%	577,549	1,791.6	12,706,077
December	147.6	156.9	139.2	- 1.6%	538,885	1,467.1	9,699,933
2001 average	**175.6**	**188.4**	**161.5**	**- 3.3%**	**430,733**	**1,511.3**	**9,041,909**
2002							
January	135.1	154.7	117.5	- 17.2%	552,170	1,613.3	12,147,748
February	117.1	123.7	109.5	1.0%	660,024	1,533.4	13,200,486
March	130.9	137.3	120.5	12.3%	466,249	1,224.1	9,324,970
April	128.5	136.6	123.8	- 7.2%	457,529	1,235.4	9,608,105
May	127.3	135.5	120.8	5.0%	426,346	1,202.4	9,379,620
June	124.6	136.0	115.3	- 9.2%	678,125	1,687.8	13,562,494
July	92.8	123.8	75.0	- 25.9%	1,053,283	2,209.4	24,225,509
August	80.7	94.0	68.0	- 6.2%	834,767	1,529.2	18,364,867
September	75.8	87.9	61.0	- 23.4%	727,521	1,167.9	15,277,943
October	65.8	83.8	53.9	26.3%	798,230	1,228.5	18,359,279
November	82.8	92.6	73.1	10.1%	575,712	1,025.6	12,089,951
December	77.1	94.1	66.1	- 21.2%	513,404	791.4	10,268,083
2002 average	**103.2**	**116.7**	**92.0**	**- 4.6%**	**645,280**	**1,370.7**	**13,817,421**
2003							
January	67.3	74.6	61.4	0.0%	549,997	808.9	12,099,936

Source: Euronext.

OCEANE Pinault-Printemps-Redoute, coupon 1.5% June 99

Month	Price (€)			Volume		
	average	high	low	Average daily trading	Volume (€M)	Volume (n° of shares)
June - September 99	213.0	219.0	205.5	6,181	93.2	438,823
September - December 99	231.6	285.0	206.7	10,804	157.2	669,841
January - March 2000	239.0	272.0	224.0	5,609	85.2	358,960
April - June 2000	244.4	255.0	221.0	3,183	47.4	194,154
July - September 2000	239.9	254.0	225.0	814	12.5	52,110
October - December 2000	235.0	251.0	215.0	1,773	26.3	111,724
January - March 2001	238.9	250.0	213.2	2,444	37.8	156,437
April - June 2001	226.8	236.0	207.0	2,145	29.1	130,870
July - September 2001	214.2	232.6	201.0	1,887	26.0	122,633
October - December 2001	213.3	219.0	205.1	4,154	55.5	261,675
January - March 2002	211.5	215.9	209.0	5,233	68.3	324,420
April - June 2002	213.7	215.4	211.8	1,510	20.3	95,099
July - September 2002	214.1	216.8	207.0	3,266	46.2	215,581
October - December 2002	218.1	225.0	214.0	2,528	34.7	159,277

Source: Fininfo.

OCEANE Pinault-Printemps-Redoute, coupon 1.5% December 2001

Month	Price (€)			Volume		
	average	high	low	Average daily trading	Volume (€M)	Volume (n° of shares)
November - December 2001	177.1	184.0	165.7	3,940	28.0	157,582
January - March 2002	167.1	180.0	155.1	3,100	32.8	192,194
April - June 2002	165.1	172.0	155.1	523	5.3	31,916
July - September 2002	156.6	166.0	150.0	3,792	38.5	246,467
October - December 2002	161.9	169.7	157.0	4,805	49.9	307,533

Source: Fininfo.

Listed securities of the Group at December 31, 2002

Shares	Code	Bonds	Code	Convertible bonds	Code	Convertible bonds	Code
Paris Stock Exchange		PPR indexed January 2005	20 870	Rexel zero coupon Dec. 97	8 540	OCEANE PPR Coupon 1.5% June 99	49 494
Pinault-Printemps-Redoute	12 148	PPR 5.20% May 2005	20 918			OCEANE PPR Coupon 1.5% December 2001	18 804
Rexel	12 595	Rexel 4.80% August 2004	20 974				
New York Stock Exchange		Rexel indexed May 2008	20 900				
Gucci NY	GUC	PPR EURIBOR Dec. 2003	48 490				
Amsterdam Stock Exchange		PPR EURIBOR July 2004					
Gucci	GCCI						

OCEANE: Bonds convertible into new shares and/or exchangeable for existing shares.

Person responsible for the reference document and the audit of the accounts

Person responsible for the reference document

Serge Weinberg

Chairman of the Pinault-Printemps-Redoute Management Board

Declaration by the person responsible for the reference document

To the best of my knowledge, the information contained in this reference document is correct and includes all the information required by investors to form an opinion on the assets, operations, financial position, results and outlook of Pinault-Printemps-Redoute. No information has been omitted that would be likely to alter an investor's opinion.

Chairman of the Management Board

Serge Weinberg

Statutory auditors

Titular

KPMG Audit Département de KPMG SA 1, cours Valmy - 92923 Paris La Défense Gérard Rivière	Deloitte Touche Tohmatsu 185, avenue Charles-de-Gaulle - 92200 Neuilly-sur-Seine Didier Taupin

First appointed

June 18, 1992 AGM	May 18, 1994 AGM

Term of appointment and expiration date

June 5, 1998 until the Annual General Meeting called to approve the 2003 financial statements	May 21, 2002 until the Annual General Meeting called to approve the 2007 financial statements

Substitute

Jean-Marc Decléty 1, cours Valmy - 92923 Paris La Défense	Deloitte Touche Tohmatsu-Audit 185, avenue Charles-de-Gaulle - 92200 Neuilly-sur-Seine

First appointed

June 18, 1992 AGM	May 18, 1994 AGM

Term of appointment and expiration date

June 5, 1998 until the Annual General Meeting called to approve the 2003 financial statements	May 21, 2002 until the Annual General Meeting called to approve the 2007 financial statements

Auditors' opinion on the reference document

As statutory auditors of Pinault-Printemps-Redoute S.A. (the Company) and as required by COB *(Commission des Opérations de Bourse)* regulation 98-01, we have examined in accordance with French professional standards the information regarding the financial position and the historical financial statements included in this "reference document".

This "reference document" is the responsibility of the Chairman of the Management Board of Pinault-Printemps-Redoute. We are required to express an opinion on the fairness of the information regarding the financial position and the financial statements contained in this "reference document".

Our procedures, which were performed in accordance with French professional standards, required that we assess the fairness of the information regarding the financial position and the financial statements, verify that this information is consistent with the audited financial statements, read the other information contained in the "reference document" in order to identify any material inconsistencies in relation to the information regarding the financial position and the financial statements and report any manifestly incorrect information that came to our attention, based on our overall knowledge of the Company as acquired during our audit, bearing in mind that this "reference document" does not contain any forward looking information.

We audited the consolidated financial statements for the years ended December 31, 2000, 2001 and 2002, as approved by the Board of Directors. Our audits were performed in accordance with auditing standards generally accepted in France. Our reports on these consolidated financial statements were free of qualifications. Our report on the consolidated financial statements for the year ended December 31, 2000 contained an observation indicating that there were changes in accounting method resulting from the application of the new French Accounting Regulations Committee regulations in respect of consolidated financial statements.

Based on the procedures described above and taking into account the observations made in our audit reports, as mentioned above, we have nothing to report with respect to the fairness of the information about the financial position and the historical financial statements contained in this "reference document".

Paris, March 13, 2003

The Statutory Auditors

KPMG Audit
Department of KPMG S.A.
Gérard Rivière

Deloitte Touche Tohmatsu

Didier Taupin

Person responsible for Financial Communications
David Newhouse - Tel.: 00 33 1 44 90 63 23

This is a free translation of the original French text for information purposes only.

Contents of the reference document

(in compliance with regulation 98-01 of the Commission des Opérations de Bourse)

This document has been prepared by the Pinault-Printemps-Redoute's Communications Department.

Desing and printing: **w** printel.

Pictures: Getty Images.

PINAULT-PRINTEMPS-REDOUTE

Société anonyme with a Management Board and a Supervisory Board Capital: €489 577 920

Registered office: 18, place Henri Bergson - 75008 Paris - FRANCE

Tel: 00 33 1 44 90 61 24 - Fax: 00 33 1 44 90 62 25

552 075 020 RCS Paris

CONTACTS

RETAIL

PRINTEMPS
Laurence Danon
Chairman of the Management Board
102, rue de Provence
75009 Paris - France
Tel. 00 33 1 42 82 50 00
www.printemps.com

CONFORAMA
Per Kaufmann
Chairman of the Management Board
80, boulevard du Mandinet
Lognes
77432 Marne-la-Vallée cedex 2 - France
Tel. 00 33 1 60 95 28 00
www.conforama.fr

REDCATS
Thierry Falque-Pierrotin
Chairman of the Management Board
5/7, rue du Delta
75009 Paris - France
Tel. 00 33 1 56 92 98 00
www.redcats.com

FNAC
Jean-Paul Giraud
Chairman and CEO
67, boulevard du Général Leclerc
92612 Clichy cedex - France
Tel. 00 33 1 55 21 57 93
www.fnac.com

CREDIT AND FINANCIAL SERVICES

FINAREF
Alain van Groenendael
Chairman and CEO
36, rue Marbeuf
75008 Paris - France
Tel. 00 33 1 58 36 19 50
www.finaref.fr

LUXURY GOODS

GUCCI GROUP N.V.
Domenico De Sole
Chairman and CEO
Rembrandt Tower
1 Amstelplein
1096 HA Amsterdam
Netherlands
Tel. 00 31 20 46 21 700
www.guccigroup.com

BUSINESS TO BUSINESS

REXEL
Jean-Charles Pauze
Chairman and CEO
25, rue de Clichy
75009 Paris - France
Tel. 00 33 1 42 85 85 00
www.rexelgroup.com

PINAULT BOIS & MATERIAUX
Patrick Bérard
Chairman and CEO
176, avenue Charles de Gaulle
92522 Neuilly-sur-Seine - France
Tel. 00 33 1 41 92 50 70
www.pbmgroup.com

GUILBERT
Pascal Martin
Chairman of the Management Board
Avenue du Poteau
60451 Senlis cedex - France
Tel. 00 33 3 44 54 54 54
www.guilbert.com

CFAO
Alain Viry
Chairman and CEO
18, rue Troyon
92316 Sèvres cedex - France
Tel. 00 33 1 46 23 56 56
www.cfaogroup.com

PINAULT-PRINTEMPS-REDOUTE

Serge Weinberg, *Chairman of the Management Board and CEO*

Thomas Kamm, *Vice-President Corporate Affairs*
Philippe Klocanas, *Vice-President Corporate Development*
Vincent de La Vaissière, *Vice-President Corporate Communications*
Patrice Marteau, *Corporate Secretary and CFO*
Frédéric Obala, *Vice-President Strategy and Planning*
Denis Olivennes, *CEO in charge of Distribution*
François Potier, *Vice-President Human Resources*
Alessandro Reitelli, *Vice-President Auditing*
Bertrand de Talhouët, *Deputy CEO Cross-functional Resources*

Person responsible for Financial Communications
David Newhouse
Tel. 00 33 1 44 90 63 23


PINAULT
PRINTEMPS-REDOUTE

Corporate Communications Department
18, place Henri Bergson - 75381 Paris cedex 08 - France
Tel.: 00 33 1 44 90 61 24 - Fax: 00 33 1 44 90 62 25
www.pprgroup.com

Appendix B

PINAULT
PRINTEMPS-REDOUTE

Paris, April 24, 2003

PRESS RELEASE

PPR RECEIVES A 565 MILLION EURO OFFER FROM WOLSELEY FOR THE ACQUISITION OF PINAULT BOIS & MATERIAUX

Pinault Printemps Redoute announced that it has received a firm offer from the U.K. group Wolseley for the acquisition of Pinault Bois & Matériaux, the French specialist distributor of wood and building materials. The two companies are in exclusive negotiations.

The price envisioned by Wolseley's offer is EUR 565 million and represents a multiple of nearly 8 times Pinault Bois & Matériaux 2002 operating profits. The transaction would reduce PPR's debt by EUR 565 million (a reduction of EUR 500 million in net consolidated financial debt and of EUR 65 million of securitization).

This transaction would be subject to approval from the relevant EU competition authorities.

Serge Weinberg, Chairman of the Management Board of Pinault-Printemps-Redoute, made the following statement: *"The sale of Pinault Bois & Matériaux is a symbolically important step in the strategic shift undertaken by the Group. Pinault Bois & Matériaux's place on the market and the quality of its staff are fully recognized by this transaction, which attests once again to our ability to rapidly execute our strategy of focusing on the individual customer and divesting of our business-to-business activities."*

About Pinault Bois & Matériaux:

Pinault Bois & Matériaux is a leading player in the distribution in France of wood and building materials. In 2002, Pinault Bois & Matériaux employed 5,300 people and posted sales of EUR 1.3 billion and operating profits of EUR 72.3 million.

About Pinault-Printemps-Redoute:

European leader in specialized distribution through such companies as Printemps, Conforama, Redcats and Fnac, and a global actor in the luxury business with such brands as Gucci and Yves Saint Laurent, PPR is active in over 65 countries. In 2002, PPR posted consolidated sales of EUR 27.4 billion, operating profits of EUR 1.8 billion and net profits of EUR 1.6 billion and employed 108 000 people.

About Wolseley:

Wolseley is the world's largest distributor of plumbing and heating equipment and a market leading distributor of building materials in the UK and USA to professionai contractors. Group sales for the year ended 31 July 2002 were approximately £8 billion and operating profit, before goodwill, was £464 million.
In the UK, Wolseley Centers is the leading plumbing and heating distributor with nearly 1,300 locations. It is also a leading distributor of heavyside building materials in the UK. In the year to 31 July 2002, it reported sales of £1.7 billion, an increase of 8.7% on the prior year. It has approximately 9,700 employees.
In France, Brossette is the only national distributor of plumbing and heating equipment and is the market leader with over 406 locations. In the year to 31 July 2002 it reported sales of EUR875 million (£603 million). It has approximately 3,300 employees.
Wolseley is quoted on the London and New York stock exchange.

CONTACTS

Press:	Juliette Psaume	+33 (0)1 44 90 63 02
Analysts/Investors:	David Newhouse	+33 (0)1 44 90 63 23
	Alexandre de Brettes	+33 (0)1 44 90 61 49
Press website:	www.pprlive.com	
Analyst/Investors website:	www.pprfinance.com	

Appendix C

PINAULT
PRINTEMPS-REDOUTE

Paris, May 1st, 2003

PRESS RELEASE

PPR SIGNS AN AGREEMENT WITH WOLSELEY FOR THE SALE OF PINAULT BOIS & MATERIAUX

Pinault-Printemps-Redoute has finalised an agreement with the U.K. group Wolseley for the sale of its company Pinault Bois & Matériaux, the French specialist distributor of wood and building materials.

The transaction totalled EUR 565 million and represents a multiple of nearly 8 times Pinault Bois & Matériaux's 2002 operating profits.

The disposal will reduce PPR's debt by EUR 565 million (a reduction of EUR 500 million in net consolidated financial debt and of EUR 65 million of securitization).
The impact is very slightly dilutive on PPR group net income excluding non-recurring items.

This transaction is subject to approval from the relevant EU competition authorities.

Serge Weinberg, Chairman of the Management Board of Pinault-Printemps-Redoute, made the following statement: *"The sale of this historical asset of the Group is an important step in our strategy of focusing on the individual consumer. Following the divestment of the Credit and Financial Services activities and of Guilbert, this new sale confirms our ability to execute this strategic shift rapidly and in excellent conditions."*

About Pinault Bois & Matériaux:

Pinault Bois & Matériaux is a leading player in the distribution in France of wood and building materials. In 2002, Pinault Bois & Matériaux employed 5,300 people and posted sales of EUR 1.3 billion and operating profits of EUR 72.3 million.

About Pinault-Printemps-Redoute:

European leader in specialized distribution through such companies as Printemps, Conforama, Redcats and Fnac, and a global actor in the luxury business with such brands as Gucci and Yves Saint Laurent, PPR is active in over 65 countries. In 2002, PPR posted consolidated sales of EUR 27.4 billion, operating profits of EUR 1.8 billion and net profits of EUR 1.6 billion and employed 108 000 people.

About Wolseley:

Wolseley is the world's largest distributor of plumbing and heating equipment and a market leading distributor of building materials in the UK and USA to professional contractors. Group sales for the year ended 31 July 2002 were approximately £8 billion and operating profit, before goodwill, was £464 million.
In the UK, Wolseley Centers is the leading plumbing and heating distributor with nearly 1,300 locations. It is also a leading distributor of heavyside building materials in the UK. In the year to 31 July 2002, it reported sales of £1.7 billion, an increase of 8.7% on the prior year. It has approximately 9,700 employees.
In France, Brossette is the only national distributor of plumbing and heating equipment and is the market leader with over 406 locations. In the year to 31 July 2002 it reported sales of EUR875 million (£603 million). It has approximately 3,300 employees.
Wolseley is quoted on the London and New York stock exchange.

CONTACTS

Press:	Catherine Malek	+33 (0)1 44 90 61 20
Analysts/Investors:	David Newhouse	+33 (0)1 44 90 63 23
	Alexandre de Brettes	+33 (0)1 44 90 61 49
Press website:	www.pprlive.com	
Analyst/Investors website:	www.pprfinance.com	

Appendix D

05.06.03

REXEL sells specialized distribution of security equipment to ELECTRA PARTNERS for EUR 112 million

REXEL has signed an agreement to sell the Gardiner Group, Stentorius, and JLD, companies specialized in the distribution of electronic security equipment, to ELECTRA PARTNERS, a European private equity specialist.

This transaction was concluded under favorable financial conditions, with the sale price amounting to EUR 112 million or 11 times 2002 operating income. The transaction features a EUR 16 million seller's credit facility.

The three companies involved - the Gardiner Group (located in the United Kingdom, France, the Benelux and in Scandinavia), Stentorius and JLD (France) - working exclusively with specialist installation contractors, distribute security equipment (anti-intrusion systems, closed circuit television - CCTV, access control and fire detection) through their own network. Total sales of the three companies for 2002 was EUR 227 million.

Through its generalist network, Rexel will continue to develop its activities in the security equipment distribution market with its installation contractor customers. Thanks to the commercial and technical expertise it has gained, Rexel has developed rapidly in this segment, particularly with the creation of the Citadel organization. In 2002, Rexel's security business generated EUR 150 million in sales.

Rexel will continue to maintain close commercial relations with the Gardiner Group in the security equipment field through Citadel.

This sale has been submitted for approval to the relevant national competition authorities and is expected to be concluded by the end of June 2003.

About Rexel:
Rexel, a subsidiary of Pinault-Printemps-Redoute, is the world's leading distributor of electrical parts and supplies, with a network of 1,800 sales outlets in 32 countries and more than 23,000 employees. In 2002, its sales totaled EUR 7.4 billion.

About Electra:
Electra Partners Europe is an independent private equity company, specialized in mid-size European companies and, in particular, companies whose maximum enterprise value is EUR 400 million. Its bases of operation are Paris, London, and Frankfurt, and its investment focus is on the following sectors: business services, industry, consumer goods and services, financial services and the media.

Press contact:
Laetitia Olivier: (331) 4285 5989
Email: lolivier@rexel.fr

Financial analyst/investor contact:
Frédéric de Castro: (331) 4285 7612
Email: fdecastro@rexel.fr

Appendix E

PINAULT
PRINTEMPS-REDOUTE

REXEL

PRESS RELEASE

Approval in principle of a capital increase for the Rexel Group of approximately EUR 400 million

Paris, May 12, 2003

The Rexel Board of Directors gave its approval in principle for a capital increase of approximately EUR 400 million to strengthen the Group's growth capacity. The terms and timing of the transaction will depend upon market conditions and will be communicated at a later date, after obtaining the necessary regulatory authorizations.

PPR will participate in this capital increase and maintain its present ownership level. The increase will be carried out maintaining existing shareholders' preferential subscription rights.

Jean-Charles PAUZE, Chairman and CEO of Rexel, stated: "*Rexel wishes to reinforce its potential for profitable growth and comfort its global leadership. This capital increase will contribute to these goals, while improving our shareholders' equity.*"

Serge Weinberg, Chairman of the Management Board of Pinault-Printemps-Redoute, stated: "*This transaction will accelerate Rexel's capacity for development. The strengthening of Rexel's financial structure is a step in PPR Group's strategic move to divest of its business-to-business activities.*"

CONTACTS

	For PPR	For Rexel
PRESS	Juliette Psaume Tel + 331 4490 6302 jpsaume@pprgroup.com	Laetitia Olivier Tel + 331 4285 5989 lolivier@rexel.fr
	Catherine Malek Tel + 331 4490 6120 cmalek@pprgroup.com	
FINANCIAL ANALYSTS/ INVESTORS	David Newhouse Tel + 331 4490 6323 dnewhouse@pprgroup.com	Frédéric de Castro Tel + 331 4285 7612 fdecastro@rexel.fr

Appendix F

PINAULT
PRINTEMPS-REDOUTE

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

PRESS RELEASE

Paris, 13 May 2003

THIS ANNOUNCEMENT DOES NOT, AND SHALL NOT, IN ANY CIRCUMSTANCES CONSTITUTE A PUBLIC OFFERING (APPEL PUBLIC À L'ÉPARGNE) NOR AN INVITATION TO THE PUBLIC IN CONNECTION WITH ANY OFFERING. THE OFFER AND SALE OF THE BONDS IN FRANCE WILL BE CARRIED OUT IN ACCORDANCE WITH ARTICLE L. 411-2 OF THE CODE MONÉTAIRE ET FINANCIER AND IN ACCORDANCE WITH DECREE NO 98-880 OF 1 OCTOBER 1998 IN CONNECTION WITH OFFERS TO QUALIFIED INVESTORS AND WILL ONLY BE MADE TO THE PUBLIC IN FRANCE AFTER THE DELIVERY OF THE VISA BY THE COB.

THIS PRESS RELEASE MAY NOT BE PUBLISHED, DISTRIBUTED OR TRANSMITTED IN THE UNITED STATES (INCLUDING ITS TERRITORIES AND DEPENDENCIES, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA). THIS PRESS RELEASE DOES NOT CONSTITUTE OR FORM A PART OF ANY OFFER OR SOLICITATION TO PURCHASE OR SUBSCRIBE FOR SECURITIES IN THE UNITED STATES. THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSON, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. NO PUBLIC OFFERING OF NOTES WILL TAKE PLACE IN THE UNITED STATES.

IN THE UNITED KINGDOM, THIS PRESS RELEASE IS FOR DISTRIBUTION ONLY TO PERSONS SPECIFIED IN ARTICLES 19 TO 49 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001. THE SECURITIES SPECIFIED IN THIS PRESS RELEASE MAY BE SUBSCRIBED EXCLUSIVELY BY SUCH PERSONS.

THE DISTRIBUTION OF THIS DOCUMENT IN CERTAIN COUNTRIES MAY CONSTITUTE A BREACH OF APPLICABLE LAW. THIS DOCUMENT SHOULD NOT BE RELEASED IN THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN. THE INFORMATION CONTAINED IN THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN.

PINAULT
PRINTEMPS-REDOUTE

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

OFFERING BY PINAULT-PRINTEMPS-REDOUTE OF BONDS CONVERTIBLE AND /OR EXCHANGEABLE INTO NEW OR EXISTING SHARES

Pinault-Printemps-Redoute is launching today an issue of bonds convertible and/or exchangeable into new or existing shares (the "Bonds"). The amount of the offering will be approximately EUR 850 million.

The net proceeds will be used to meet the general financing needs and to improve the capital structure of Pinault-Printemps-Redoute Group.

The amount of this issue may be increased to approximately EUR 960 million in the event the Company's increase option is exercised and to approximately EUR 1,100 million in the event the over-allotment option is exercised by the joint lead-managers and joint-bookrunners.

Commenting on this transaction, Serge Weinberg, chairman of the Management Board said:

"This offering will allow Pinault-Printemps-Redoute in particular to diversify its source of financing, to reduce the average cost and extend the average maturity of its debt and potentially to strengthen its shareholders' equity."

This offering does not constitute a public offering (*appel public à l'épargne*) in any jurisdiction other than France, under the following conditions.

In France,

- the Bonds will be initially offered to qualified investors only as defined by article L.411-2 of the *Code monétaire et financier* and by decree N° 98-880 of 1 October 1998;
- at the end of such such placement to qualified investors, when the final terms of the Offering have been determined, a prospectus will be submitted to the *Commission des opérations de bourse* for a visa. Upon receipt of a visa from the *Commission des opérations de bourse* the Bonds will be offered to the public for three trading days.

The Bonds are being placed by a syndicate of banks led by BNP Paribas, JPMorgan and SG Investment Banking, joint lead-managers and joint-bookrunners.

Contacts

Press : Juliette Psaume : 00 33 1 44 90 63 02
Analysts : David Newhouse : 00 33 1 44 90 63 23
Alexandre de Brettes : 00 33 1 44 90 61 49
Site Press : www.pprpress.com
Site analysts/investors : www.pprfinance.com

PINAULT PRINTEMPS-REDOUTE

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

Principal terms and conditions

Issuer	PINAULT-PRINTEMPS-REDOUTE (*Premier Marché* of Euronext Paris S.A. ISIN Code FR0000121485)
Expected total nominal value of the issue	Approximately EUR 850 million which may be increased to approximately EUR 960 million if the extension option is exercised and to approximately EUR 1,100 million if the over-allotment option is exercised by the Joint-Bookrunners.
Number of Bonds to be issued	Between approximately 9.66 million and 12.5 million (including upon exercise of the extension option and the over-allotment option).
Nominal value per Bond and issue price	The nominal value will include a premium of between 35% to 40% over the relevant market price of a Pinault-Printemps-Redoute share at the time the final terms of the Bonds are determined. The issue price will be 100% of the nominal value.
Issue date and settlement date	For indicative purpose only, expected to be 21 May 2003.
Annual interest	2.5% per annum, payable annually in arrears on 1 January of each year. The first payment will be made on 1 January 2004, for the period from the issue date to 31 December 2003.
Term of the Bonds	4 years and 225 days from the expected settlement date.
Redemption at maturity	Redemption in full on 1 January 2008 at a redemption price of between 105.5% and 108.1% of the nominal value of the Bonds.
Annual gross yield to maturity	Between 3.625% and 4.125%.
Rating	Standard & Poors have confirmed to the Company that the Bonds will be rated "BBB minus" with stable outlook.

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

Conversion and/or exchange of the Bonds for new and/or existing shares

Bondholders may elect to receive shares, at any time from the settlement date until the seventh business day preceding the date set for redemption, at a conversion/exchange ratio of ONE Pinault-Printemps-Redoute share for ONE Bond, subject to adjustments in the event of certain financial transactions of the Company.

Pinault-Printemps-Redoute may, at its option, deliver new shares or existing shares or a combination thereof.

Early redemption at the Company's option

The Company may redeem the Bonds:

- at any time, through purchase of Bonds by means of repurchases on or off-market or by public offer;
- from 1 December 2005 until 31 December 2007, subject to a minimum one month prior notice,
  - at an early redemption price which guarantees to the initial subscriber, on the date fixed for redemption, after taking into consideration the coupons paid in previous years and the interest to be paid for the period from the last interest payment date preceeding the early redemption and the date fixed for redemption, a yield equivalent to that which would have been obtained on redemption at maturity,
  - if the product of (i) the then current conversion/exchange ratio and (ii) the arithmetic mean of the opening quoted price of a Pinault-Printemps-Redoute share on the *Premier Marché* of *Euronext Paris S.A.* calculated over a period of 20 consecutive stock exchange trading days during which the shares are quoted as selected by the Company from the 40 consecutive stock exchange trading days immediately preceding the date of publication of a notice relating to such early redemption exceeds 120% of such early redemption price of the Bonds;
- at any time, at the early redemption price as defined above plus the accrued interest from the last interest payment date preceding the early redemption until the date fixed for redemption, if less than 10% of Bonds originally issued remain outstanding.

Early redemption in the event of default

The Bonds will be redeemable in accordance with the conditions set out in the *prospectus*.

PINAULT
PRINTEMPS-REDOUTE

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

Final terms	Final terms of the Bonds are expected to be determined on 13 May 2003.
Subscription period	The offer to qualified institutional investors is expected to take place from 13 May 2003 to and including 16 May 2003 and may be closed beforehand without prior notice. The offer to the public should be open when the final terms of the offer are fixed and upon delivery of the visa by the COB on the prospectus, i.e. from 14 May 2003 to and including 16 May 2003.
Listing of the Bonds	For indicative purpose only, expected to be 21 May 2003.
Applicable Law	French Law.

The placement of the Bonds is lead managed by:

BNP Paribas | **JPMorgan** | **SG Investment Banking**

Joint lead-managers and joint-bookrunners

Appendix G

PINAULT
PRINTEMPS-REDOUTE

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

PRESS RELEASE

Paris, May 13, 2003

THIS ANNOUNCEMENT DOES NOT, AND SHALL NOT, IN ANY CIRCUMSTANCES CONSTITUTE A PUBLIC OFFERING (APPEL PUBLIC À L'ÉPARGNE) NOR AN INVITATION TO THE PUBLIC IN CONNECTION WITH ANY OFFERING. THE OFFER AND SALE OF THE BONDS IN FRANCE HAVE BEEN CARRIED OUT IN ACCORDANCE WITH ARTICLE L. 411-2 OF THE CODE MONÉTAIRE ET FINANCIER AND IN ACCORDANCE WITH DECREE NO 98-880 OF 1 OCTOBER 1998 IN CONNECTION WITH OFFERS TO QUALIFIED INVESTORS AND WILL ONLY BE MADE TO THE PUBLIC IN FRANCE AFTER THE DELIVERY OF THE VISA BY THE COB.

THIS PRESS RELEASE MAY NOT BE PUBLISHED, DISTRIBUTED OR TRANSMITTED IN THE UNITED STATES (INCLUDING ITS TERRITORIES AND DEPENDENCIES, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA). THIS PRESS RELEASE DOES NOT CONSTITUTE OR FORM A PART OF ANY OFFER OR SOLICITATION TO PURCHASE OR SUBSCRIBE FOR SECURITIES IN THE UNITED STATES. THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSON, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. NO PUBLIC OFFERING OF NOTES WILL TAKE PLACE IN THE UNITED STATES.

IN THE UNITED KINGDOM, THIS PRESS RELEASE IS FOR DISTRIBUTION ONLY TO PERSONS SPECIFIED IN ARTICLES 19 TO 49 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2001. THE SECURITIES SPECIFIED IN THIS PRESS RELEASE MAY BE SUBSCRIBED EXCLUSIVELY BY SUCH PERSONS.

THE DISTRIBUTION OF THIS DOCUMENT IN CERTAIN COUNTRIES MAY CONSTITUTE A BREACH OF APPLICABLE LAW. THIS DOCUMENT SHOULD NOT BE RELEASED IN THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN. THE INFORMATION CONTAINED IN THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN.

PINAULT
PRINTEMPS-REDOUTE

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

OFFERING BY PINAULT-PRINTEMPS-REDOUTE OF BONDS CONVERTIBLE AND /OR EXCHANGEABLE INTO NEW OR EXISTING SHARES

Pinault-Printemps-Redoute has launched today an issue of bonds convertible and/or exchangeable into new or existing shares (the "Bonds"). The initial amount of the offering will be approximately **940 million** euros after the full exercice of the Company's increase option, and may be increased approximately **1,1 billion** euros in the event the over-allotment option is exercised by the joint lead-managers and joint-bookrunners.

The nominal value of the Bonds has been fixed at EUR **86.36** and includes a premium of **43%** over the relevant market price of Pinault-Printemps-Redoute share at the time the final terms of the Bonds are determined. The Bonds will bear an annual coupon of 2.5% per year; the gross yield to maturity is **3.625%.**

Those final terms as more fully described hereafter are definitive upon the delivery of the visa by the COB.

As a reminder, the net proceeds will be used to meet the general financing needs and to improve the capital structure of Pinault-Printemps-Redoute Group.

This offer does not constitute a public offering (*appel public à l'épargne*) in any jurisdiction other than France, under the following conditions.

In France, the Bonds are initially offered to qualified investors only as defined by article L.411-2 of the *Code monétaire et financier* and by decree N° 98-880 of October 1st 1998; and will be offered to the public for three trading days upon receipt of the visa from the *Commission des opérations de bourse* the Bonds.

The Bonds are being placed by a syndicate of banks led by BNP Paribas, JPMorgan and SG Investment Banking, joint lead-managers and joint-bookrunners.

PINAULT
PRINTEMPS-REDOUTE


NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

Contacts

Press	: Juliette Psaume	: 00 33 1 44 90 63 02
Analysts	: David Newhouse	: 00 33 1 44 90 63 23
	Alexandre de Brettes	: 00 33 1 44 90 61 49
Site Press :		www.pprpress.com
Site analysts/investors :		www.pprfinance.com

PINAULT
PRINTEMPS-REDOUTE

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

Principal terms and conditions

Issuer	PINAULT-PRINTEMPS-REDOUTE (*Premier Marché* of Euronext Paris S.A. ISIN Code FR0000121485)
Expected total nominal value of the issue	EUR **938 695 719,76** which may be increased to EUR **1 079 500 000** if the over-allotment option is exercised by the Joint-Bookrunners.
Number of Bonds to be issued	Between **10 869 566** and **12 500 000** (including upon exercise of over-allotment option).
Nominal value per Bond and issue price	The nominal value is EUR **86.36**, it includes a premium of **43%** over the relevant reference market price of a Pinault-Printemps-Redoute share at the time the final terms of the Bonds are determined.
Issue date and settlement date	Expected to be 21 May 2003.
Annual interest	2.5 per cent. per annum, payable annually in arrears on 1 January of each year. The first payment will be made on 1 January 2004, and calculated *pro rata temporis*.
Term of the Bonds	4 years and 225 days from the expected settlement date.
Redemption at maturity	Redemption in full on 1 January 2008 at a redemption price of EUR **91.14**, approximately, **105.535%** of the nominal value of the Bonds.
Annual gross yield to maturity	**3.625%**.
Rating	Standard & Poors have confirmed to the Company that the Bonds will be rated "BBB minus" with stable outlook.
Conversion and/or exchange of the Bonds for new and/or existing shares	Bondholders may elect to receive shares, at any time from the settlement date until the seventh business day preceding the date set for redemption, at a conversion/exchange ratio of ONE Pinault-Printemps-Redoute share for ONE Bond, subject to adjustments in the event of certain financial transactions of the Company. Pinault-Printemps-Redoute may, at its option, deliver new shares or existing shares or a combination thereof.

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

Early redemption at the Company's option	The Company may redeem the Bonds: • at any time, through purchase of Bonds by means of repurchases on or off-market or by public offer; • from December 1, 2005 until December 31, 2007, subject to a minimum one month prior notice, – at an early redemption price which guarantees to the initial subscriber, on the date fixed for redemption, after taking into consideration the coupons paid in previous years and the interest to be paid for the period from the last interest payment date preceeding the early redemption and the date fixed for redemption, a yield equivalent to that which would have been obtained on redemption at maturity, – if the product of (i) the then current conversion/exchange ratio and (ii) the arithmetic mean of the opening quoted price of a Pinault-Printemps-Redoute share on the *Premier Marché* of *Euronext Paris S.A.* calculated over a period of 20 consecutive stock exchange trading days during which the shares are quoted as selected by the Company from the 40 consecutive stock exchange trading days immediately preceding the date of publication of a notice relating to such early redemption exceeds 120 per cent. of such early redemption price of the Bonds; • at any time, at the early redemption price as defined above plus the accrued interest from the last interest payment date preceding the early redemption until the date fixed for redemption, if less than 10% of Bonds originally issued remain outstanding.
Early redemption in the event of default	The Bonds will be redeemable in accordance with the conditions set out in the *prospectus*.
Subscription period	The offer to qualified institutional investors took place on 13 May 2003. The offer to the public should be open when the final terms of the offer are fixed and upon delivery of the visa by the COB on the prospectus, i.e. from 14 May 2003 to and including 16 May 2003.
Listing of the Bonds	For indicative purpose only, expected to be 21 May 2003.
Applicable Law	French Law.

The placement of the Bonds is carried out by:

BNP Paribas **JPMorgan** **SG Investment Banking**

PINAULT
PRINTEMPS-REDOUTE

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

Joint lead-managers and joint-bookrunners

Appendix H

PINAULT
PRINTEMPS-REDOUTE

Paris, 13 may 2003

PRESSE RELEASE

GREAT SUCCESS OF PPR'S CONVERTIBLE BONDS AND/OR EXCHANGEABLE INTO NEW OR EXISTING SHARES

The offering of 940 million euros launched this morning has been a great success with investors and has been largely over-subscribed in a very short timespan.

The final terms of the transaction have been readjusted upwards. The conversion premium initially set between 35% and 40% was finally set at 43%, as a result of the importance and quality of demand. The coupon was set at 2.5%.

The final amount of the offering could be raised before the end of the week to 1.1 billion euros after exercice of the over-allotment option.

Serge WEINBERG, Chairman of Pinault-Printemps-Redoute's Management Board, declared : « This transaction is a success which reflects the confidence of investors in the Group and in its strategic movement to focus on the individual consumer. This offering allows the Group to pursue its development and reinforces its financial structure and its liquidity ».

CONTACTS

Press:	Juliette Psaume	01 44 90 63 02
Analysts/Investors:	David Newhouse	01 44 90 63 23
	Alexandre de Brettes	01 44 90 61 49
Press site:	www.pprlive.com	
Analysts/investors sites:	www.pprfinance.com	

Appendix I

REXEL

PRESS RELEASE

Capital increase by REXEL with retention of preferential subscription rights in an amount of approximately € 417 million

Paris, May 26, 2003

In order to strengthen its potential for development and its financial structure, REXEL is undertaking a capital increase, with retention of preferential subscription rights, in an amount of € 416,653,644, which may be increased to a maximum of € 416,932,300.5 in the event of exercise of all the preferential subscription rights attached to shares issued upon exercises of stock options.

The subscription period will begin on Monday, June 2, 2003 and will end on Friday, June 13. REXEL's shareholders will have the benefit of preferential subscription rights allowing them to subscribe 3 new shares, at a price of €20.5 each, for 7 existing shares.

The Pinault-Printemps-Redoute group has undertaken with Rexel to subscribe on an irreducible basis to the full extent of its holdings, and on a reducible basis to the extent necessary to permit consummation of the transaction at a minimum level of 75%.

The offering circular (*prospectus*) relating to the capital increase received visa N° 03-468 dated May 23, 2003 from the *Commission des opérations de bourse*.

This transaction is led by Crédit Agricole Indosuez Lazard, Crédit Lyonnais and HSBC CCF.

AVAILABILITY OF OFFERING CIRCULAR

Copies of the offering circular (*prospectus*) are available free of charge from Rexel's registered office at 25, rue de Clichy – 75009 Paris, from institutions authorized to receive subscriptions, and on the Internet site of Rexel (www.rexelgroup.com) and that of the *Commission des opérations de bourse* (www.cob.fr).

CONTACTS

PRESS	Laetitia OLIVIER on + 331 4285 5989	lolivier@rexel.fr
ANALYSTS/INVESTORS	Frédéric de CASTRO on + 331 4285 7612	fdecastro@rexel.fr

Warning

This document is for release outside the United States only and may not be distributed in the United States, Canada or Japan. This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933, as amended or exempt from registration. The shares and any other securities of Rexel have not been and are not being registered under the U.S. Securities Act and Rexel does not intend to make a public offer of securities in the United States.